ANNUAL REPORT 2002

03017216

P.E. 12-31-02



citigroup INC








We take this opportunity each year to reaffirm our company's values, which are both descriptive and aspirational. Values are meaningful to the extent that they are lived, not merely spelled out in a company document. As described in this Annual Report, we are taking new measures to live our values.

WE ARE AN ECONOMIC ENTERPRISE WITH...

a relentless focus on growth, aiming to increase earnings by double digits on average.

a global orientation, but with deep local roots in every market where we operate.

a highly diversified base of earnings that enables us to prosper under difficult market conditions.

capital employed in higher-margin businesses, each one of which is capable of profitable growth on a stand-alone basis.

financial strength protected by financial discipline, enabling us to take risks commensurate with rewards to capture attractive opportunities.

a close watch on our overhead costs, but a willingness to invest prudently in our infrastructure—we spend money like it's our own.

a focus on technological innovation, seamlessly delivering value to our customers across multiple platforms.

WE VALUE A WORKPLACE WHERE...

bureaucracy is discouraged, entrepreneurial thinking is fostered, and decision-making is streamlined by an "open-door" management style.

diversity is embraced, particularly in light of our globality.

employees think and act like owners because they ARE owners.

mistakes are tolerated, admitted, and addressed before they become real problems.

people are promoted on their merits rather than on their tenure, and rewarded for their performance within the context of what they can personally control or influence.

people treat each other with mutual respect and dignity.

people truly feel that, no matter how large we grow, each and every one of us can make a difference.

WE VALUE PEOPLE WHO...

take the company personally. They care about each other, the quality of our products and services, and above all, their value to our customers and shareholders.

are committed to a strong work ethic and are constantly striving to excel in serving their customers.

are more interested in teamwork than in internal politics.

lead by example, giving credit to others for success and assuming personal responsibility for failure.

have a sense of urgency and excitement, demonstrate candor, insight, and creativity, and thrive in an environment of change, challenge, and competition.

are top performers and are committed to excellence in whatever they do.

WE ASPIRE TO BE KNOWN AS...

a company with the highest standards of moral and ethical conduct—working to earn client trust, day in and day out. Our word is our bond.

the leader in global financial services, with market leadership in every one of our major activities, and one of the great companies in the world.

a company where the best people want to work, and the first choice of where customers want to do business.

customer centered, providing unparalleled levels of service as a means of protecting and building our business franchise over time.

an organization people can trust—doing what we say and reporting results with accuracy and objectivity.

a company dedicated to community service, taking a leadership role in every local community around the world in which we operate, and making each community a better place because we are there.

Financial highlights

CITIGROUP NET INCOME—PRODUCT VIEW

In millions of dollars, except per share amounts	2002	2001	% Change
	SEGMENT INCOME		
GLOBAL CONSUMER GROUP			
Cards	$3,125	$2,536	23%
Consumer Finance	2,210	1,905	16
Retail Banking	3,230	2,508	29
Other	(140)	(113)	(24)
TOTAL GLOBAL CONSUMER GROUP	8,425	6,836	23
GLOBAL CORPORATE & INVESTMENT BANK			
Capital Markets & Banking	3,871	3,887	-
Transaction Services	521	407	28
Other [1]	(1,363)	52	NM
TOTAL GLOBAL CORPORATE & INVESTMENT BANK	3,029	4,346	(30)
SMITH BARNEY (PRIVATE CLIENT GROUP)	722	767	(6)
GLOBAL INVESTMENT MANAGEMENT			
Life Insurance & Annuities	836	836	-
Private Bank	456	368	24
Asset Management	521	392	33
TOTAL GLOBAL INVESTMENT MANAGEMENT	1,813	1,596	14
PROPRIETARY INVESTMENT ACTIVITIES	(448)	318	NM
CORPORATE/OTHER	(93)	(634)	85
INCOME FROM CONTINUING OPERATIONS	$13,448	$13,229	2%
Income from Discontinued Operations [2]	1,875	1,055	78
Cumulative Effect of Accounting Changes [3]	(47)	(158)	70
NET INCOME	$15,276	$14,126	8%
DILUTED EPS			
Continuing Operations	$2.59	$2.55	2%
Net Income	$2.94	$2.72	8%
NET REVENUE	$71,308	$67,367	6%
RETURN ON AVERAGE COMMON EQUITY	18.6%	19.7%	

1 2002 includes a $1.3 billion after-tax reserve for settlement-in-principle and charge for regulatory and legal matters.
2 On August 20, 2002, Citigroup completed the distribution to its stockholders of a majority portion of its remaining ownership interest in Travelers Property Casualty Corp. (TPC). Following the distribution, Citigroup began accounting for TPC as discontinued operations. See Note 4 to the Consolidated Financial Statements.
3 Accounting change in 2002 of ($47) million results from the adoption of the remaining provisions of SFAS 142. Accounting changes in 2001 of ($42) million and ($116) million include the adoption of SFAS 133 and EITF Issue No. 99-20, respectively. See Note 1 to the Consolidated Financial Statements.

NM—Not Meaningful



Dear Fellow Shareholders,

2002 was probably the most difficult year in recent memory for the financial services industry. In addition to the continuing weakness in the global capital markets, many of us had to pause and reflect on the way we conducted business and the steps we needed to take to ensure that we serve our customers with integrity.

While the issues raised affected our entire industry in the U.S. along with many non-financial services corporations, it quickly became clear to us that the time had come for a frank self-appraisal—not of our values, but of how we lived those values. Industry standards were changing dramatically and we not only had an obligation to change with them, but a determination to help define the new standards.

We are proud to be able to say that we acted decisively and honestly, without waiting for regulators to order us to change. (See *Leadership in business practices,* a chronology of the many steps we took, at the back of this report.) And in

December, we reached a settlement-in-principle with U.S. legal and regulatory agencies on all issues raised in their inquiries which, when finalized, will bring those inquiries to a close.

Today, our company is stronger than we were a year ago. As we go forward, we will continue to look for ways to improve our business practices and corporate governance to ensure that our actions are beyond reproach. The lessons we learned will not be forgotten.

STRONG FINANCIAL RESULTS

In sharp contrast to the difficulties of 2002 was our outstanding financial performance. Our challenge was to manage through a time of extremely rapid change while maintaining our focus on the business. Through it all, we delivered record results and generated the kind of growth that will help to sustain our performance in the future.

Thanks to the hard work of our 250,000 employees—and the unique ability of this company to make decisions and adjust swiftly and resolutely—our company generated record earnings of $15.3 billion, despite increases in our loan loss reserves and a special after-tax charge of $1.3 billion for the regulatory settlements and related litigation. Our revenues grew six percent while our operating expenses rose only two percent. We are one of the few financial services companies whose earnings in 2002 were higher than in 2001. And we enter 2003 in a much better competitive position than most others in our industry.

In 2002, despite the slowdown in the global economy, sluggish capital markets, the crisis in Argentina, the war on terrorism, and a series of corporate scandals, not only did our businesses generate outstanding results, but six of our nine key product lines produced record income. (See *The nine key product lines of Citigroup* at the back of this report.)

Our consumer business increased earnings by 23 percent and once again strengthened its leadership position in the credit card and consumer finance markets. The acquisition of Golden State Bancorp expanded our presence in the thriving U.S. markets of California and Nevada with its 352 retail branches and 1.5 million new banking customers. The outlook for the next several years suggests continued steady growth in the consumer sector.

Although income for our corporate and investment banking business declined 30 percent in 2002, we continued to outperform our competitors in a very difficult environment. We maintained our leading positions in global underwriting categories for straight debt, equity and debt combined, investment grade debt, and disclosed fees, while becoming number one in IPOs and convertibles.

In our global investment management businesses, net income grew 14 percent in 2002, and we continued to lead in U.S. Managed Accounts with $61 billion in assets under management. In addition, the Citigroup Private Bank, which has been through a remarkable turnaround, has now delivered four consecutive years of record income.

> INDUSTRY STANDARDS WERE CHANGING DRAMATICALLY AND WE NOT ONLY HAD AN OBLIGATION TO CHANGE WITH THEM, BUT A DETERMINATION TO HELP DEFINE THE NEW STANDARDS.

Few companies in our industry would be capable of registering this kind of performance against the backdrop of a troubled world economy and dramatic regulatory change. Citigroup, however, is at a distinct advantage in times like these. The diversity of products and geographies at the heart of our business model, combined with the recurring and predictable revenue streams that are a cornerstone of our strategy, enable us to absorb shocks and even thrive during times of adversity. And our Stock Ownership Commitment—the most stringent of any we know, requiring senior managers to retain 75 percent of the Citigroup stock they own or acquire through the exercise of options or vesting of stock awards—keeps us focused on the long term.

No one knows what challenges the years ahead may bring. But the evidence suggests that the promise of Citigroup can be delivered through good times and bad.

THE PROMISE OF CITIGROUP

In fact, since Citigroup was formed in late 1998, our income has grown 120 percent. During this same period, we have consistently produced industry-leading returns on equity. We said we would build a capital base sturdy enough to weather different economic environments; today, we have the largest equity base in the industry at $93 billion (including trust preferred securities).

From 1999 to 2002, net income for our cards business nearly doubled to $3.1 billion, while net income in consumer finance grew from $1.2 billion in 1999 to $2.2 billion in 2002, up 83 percent.

WE ARE DELIVERING ON THE PROMISE OF CITIGROUP. TODAY, WE HOLD THE LEADING POSITIONS IN THE MOST PROFITABLE AND HIGHEST-GROWTH BUSINESSES IN GLOBAL FINANCIAL SERVICES. WE HAVE THE MOST DIVERSE AND INNOVATIVE PRODUCT PLATFORM IN THE INDUSTRY, WITH THE LARGEST DISTRIBUTION CAPACITY.

Since 1999, our global retail banking business has nearly doubled its net income to $3.2 billion, and our network of branches went from 1,400 to more than 3,000 today. Net income for our transaction services business grew from $173 million to $521 million, and is up 69 percent since 1999 for the Citigroup Private Bank to $456 million.

We are delivering on the promise of Citigroup. Today, we hold the leading positions in the most profitable and highest-growth businesses in global financial services. We have the most diverse and innovative product platform in the industry, with the largest distribution capacity. We are the most global financial services franchise in the world, doing business in more than 100 countries, and our expense discipline is second to none. We are uncompromising when it comes to being the lowest-cost operator; we manage risk conservatively; and we continue to excel in integrating acquisitions smoothly and efficiently.

Clients in increasing numbers are choosing to do business with us because of the strength and convenience of our business model. Our financial results confirm our success; so does our performance against the competition; and so do our credit ratings—indeed, last year we received another upgrade when Fitch rated our senior debt AA+. As a result of the confidence the capital markets have in our stability and capital base, we have seen a reduction in our cost of funding in the public markets.

KEY INITIATIVES IN 2002

To strengthen our model further, we implemented a number of strategic initiatives during 2002:

- We reorganized the company along global product lines with a regional overlay, forming a partnership that blends our deep knowledge of local cultures, customers, and markets with the product expertise, technology, and scale of our global businesses.
- We acquired California's Golden State Bancorp, significantly expanding our branch banking presence in the western U.S.
- We launched a consumer business in Russia, where there is a growing middle class of some 40 million people.
- We completed the integration of Banamex, which made us the largest corporate and retail bank in Mexico. Our operations in Mexico generated more than $1 billion in earnings in 2002, placing that country alongside Japan as our most profitable outside the U.S.
- We formed Smith Barney, a new business unit that further separates research from investment banking. This was a significant step forward in restoring the credibility of equity research and sharpening our focus on our clients.
- We announced that Citigroup would begin expensing the cost of stock options for management, employees, and members of its Board effective January 1, 2003.
- We lowered the expected rate of return on our U.S. pension plan from 9½ percent to 8 percent, while ensuring that the accumulated benefit obligation is fully funded.
- We increased our reserves for credit losses by $1.53 billion, including $452 million related to the acquisition of Golden State Bancorp.
- We spun off Travelers Property Casualty Corp., which resulted in a $1.2 billion after-tax gain and enabled us to focus our resources more fully on the higher-growth areas of global financial services.

■ We formed a strategic alliance with Shanghai Pudong Development Bank to enter China's emerging credit card market.

These initiatives will help sustain our growth in the years ahead, as long as we stay focused on the customer and continue to invest in the market-leading franchises that our employees have built.

OUR COMMITMENT TO THE COMMUNITY

We will also continue to invest in the communities where we live and work. One of the core values of our company is to make communities better because we are there. This philosophy drives our community initiatives and philanthropy, whether helping people help themselves through microfinance, providing capital to strengthen low-income communities, teaching young people how to handle their personal finances, or supporting educational and cultural activities throughout the world.

As the most global financial services company, we believe we have a special responsibility to the global community. I am proud to say that Citigroup was reaffirmed as a component of the Dow Jones Sustainability World Index for 2003, which recognizes companies ranking in the top 10 percent in terms of superior environmental, social, and economic performance. We were also reaffirmed on the FTSE4Good Index for having met specific criteria relating to environmental sustainability, corporate citizenship, shareholder relations, and support of human rights.

I believe our positive work in communities around the world is one of the reasons why Citigroup was recently named in a *Financial Times* survey as the most respected financial services company in the world, and the one with the greatest integrity. We will work constantly to be worthy of those titles by living up to our values.

A WORD OF THANKS

Let me close with a few words to the people who enable us to succeed despite the challenges we face.

Without a doubt, our management team is the most talented group of senior executives I have ever worked with, and we have now been joined by such extraordinary people as Nick Calio, Stan Fischer, Michael Helfer, Debby Hopkins, Sallie Krawcheck, and Mike Masin.

I also want to thank our Board of Directors. They took a leadership role in 2002 to help reinforce an absolute dedication to integrity within our company. Let me take this opportunity to express my gratitude to Kenneth Bialkin, who retired from the Board earlier this year after 16 years of outstanding service; Bob Lipp, who left with the spin-off of Travelers Property Casualty Corp. to lead that terrific company to the next level; and Mike Masin, who retired from the Board to take on the responsibilities of Citigroup Vice Chairman and Chief Operating Officer. Also, I want to express my gratitude to Reuben Mark, who after nine years of dedicated service and having made many contributions over the years, has decided not to stand for re-election in order to have additional time to pursue other interests. Lastly, let me thank Alfredo Harp Helú, who also leaves the Board after helping us build our franchise significantly throughout Mexico.

Finally, I want to thank the employees of Citigroup, who did not waver in their belief in our company and its mission. I have especially appreciated your support during the difficult days of 2002. I am proud to be working with you.

Sandy Weill



Dear Citigroup Shareholder,

When I joined Citigroup, the potential for an institution of this scope—geographic and product—seemed enormous. The challenge was to make it all work. And now, three years later, I think great progress has been made toward this end.

We have today a greatly increased and uniquely strong presence in the global economy—which creates many opportunities, but also special issues. And, again, the challenge going forward is to realize the opportunities, to effectively address the issues, and to manage effectively to fulfill our potential.

The post-Cold War period has seen greatly increased trade and capital flows, the growth and inclusion in the global economy of many developing countries, the spread of market-based economics, and vastly increased use of financial services by consumers. Citigroup is very well positioned for this environment, but the continuation of these trends is subject to somewhat greater uncertainty. Citigroup, and our industry, can provide leadership in supporting the full range of policies that will address the shortcomings of globalization, and so best advance its continuation.

The opportunities that lie ahead will be best realized by institutions that are strong enough to withstand difficult economic cycles, maintain growth during uncertainty, and deal effectively with continued regulatory change. Citigroup is such an institution, and I am more convinced than ever about the positive long-term potential—and prospects—for well-managed companies with the diversified financial services model. And that is good, both for such companies and for the economies they serve.

In the end, I believe that Citigroup's model for financial services will stand the test of time, and that more and more institutions will migrate in that direction. At the same time, the diversified Citigroup approach is difficult to achieve successfully, and that puts us in a strong competitive position in the global economy.

Having said all this, the risks in a volatile and complicated world are considerable. I have spent my life—first on Wall Street and then in government—dealing with issues around risk. One of the difficult managerial challenges for our industry is to combine an intense focus on risk with the willingness to take sensible risks by weighing them against the rewards. Companies that fail to effectively focus on risk will eventually disappear. And companies that aren't willing to take appropriate risk won't have a robust business. I believe that Citigroup is coping well with this challenge, but it is ongoing.

Great organizations are always works in progress and ours is no exception. Difficult management challenges lie ahead, but with the strengths of our business model and the quality of the people of Citigroup, we are very well positioned to meet those challenges.

In this context, we are focused strongly on our number-one priority: attracting, retaining, and motivating outstanding people. Our depth, reputation, success, and long experience in the global markets give us a real advantage in recruitment. Our challenge is to provide an environment in which every employee can better realize his or her potential because of our size, strength, and breadth, rather than our size being viewed as burdensome.

I am fortunate to have had the opportunity to work with people throughout the corporation since joining Citigroup. I have come away enormously impressed with the quality of our people and their commitment to our customers. At the same time, we have made good progress in developing a culture that is supportive and collegial for our employees, where decisions are made with reasonable speed, where authority and responsibility are clear, and where hard work and positive results are rewarded. But there is always more to do in all of these areas.

My three years at Citigroup have confirmed not only my decision to join this remarkable institution, but also the view that enormous opportunities lie ahead. No matter what economic and geopolitical conditions may be in the coming years, our model and our talented people equip us exceedingly well to continue realizing the promise of Citigroup.

Robert E. Rubin


Danjong Studio
PEOPLES
花訊

Global Consumer Group

The Global Consumer Group (GCG) is the financial services industry's most powerful consumer product engine. Indeed, if it were a separate company, the GCG would be a Fortune 10 corporation and one of the world's most profitable institutions.

In a year of economic uncertainty, rife with challenges around the world, the GCG and its three core businesses—retail banking, consumer finance, and cards—flourished by staying the course. Each increased net income by at least 15 percent, again generating record results. Overall, the group registered 23 percent growth in income and, over the past four years, 23 percent compound growth.

This growth was made possible by focusing on our unique strengths: being the low-cost provider, having acquisition/integration expertise, managing operations and businesses to scale, maintaining credit discipline, developing and providing quality products and services, and managing across diverse geographies and businesses. Our basic business strategy flows directly from this clear focus. And because we use our valuable resources carefully, we have the capital to take advantage of opportunities.

CONTINUOUS GROWTH

Continuous growth is at the heart of our business strategy. With the acquisition of Golden State Bancorp (GSB) and its 352 retail branches, we broadened our presence in the U.S., brought $25 billion in deposits, and gained 1.5 million new banking customers in California and Nevada. At the same time, by integrating Golden State's mortgage business, we added more than $20 billion to CitiMortgage's loan origination capacity and doubled our servicing portfolio.

The swift and successful integration of Banamex transformed us into the market leader in Mexico in credit cards and deposits, and strengthened our position in many other business lines. At the time that we announced the merger, Banamex and Citibank Mexico together had some 11 million customers; remarkably, we gained more than one million new customers while the integration was underway, bringing our total number of clients in Mexico to 12.5 million.

Another example of our success in integrating new acquisitions is the Citibank Commercial Markets Group. Citibank gained a thriving commercial banking business with the acquisition of European American Bank (EAB) in 2001. By combining our existing CitiBusiness unit with the EAB group, and taking the best practices, products, and services of both and improving upon them, we created a new and robust Commercial Markets Group to serve small- and middle-market businesses with a range of products and services catering to their needs, including cash management products and CitiBusiness Online.

Of course, we will continue to grow organically by attracting new customers and deepening relationships with existing customers. We will also add new branches, as we did in Harlem (New York) and Moscow, our first venture into the Russian consumer market. But whether achieved on our own or by acquisition, our growing global footprint makes us more accessible. Today, our customers can reach us through 3,100 branches and 9,800 ATMs worldwide. We are also available to them through Citiphone® Banking or via the web, 24 hours a day, seven days a week. Combine this visibility and accessibility with our active dialogue with consumer groups, elected officials, regulators, and advocates, and the result is a customer-focused and community-minded franchise with industry-leading business practices.

In addition to growth, another key to our success is balance—the balance we maintain among different types of consumer financial services, among market segments, among geographies, and between innovative and tried-and-true strategies. While we are committed to innovation, we believe that times of uncertainty are best weathered by concentrating on those fundamentals that we know bring success.

CUSTOMER-FOCUSED

One of those fundamentals is our commitment to enhancing the customer experience. The Global Consumer Group puts its customers first. From our enhancements to the award-winning Citibank® Online banking site in the U.S. to the adoption of more customer-friendly sales practices at CitiFinancial...from the introduction of the new Citibank® AAdvantage Debit Card in the U.S. to the development of the top Internet-banking site in Japan...and from the development of the "My Accounts" account aggregation service in the U.K. to the introduction of the first translucent credit card—the Citibank Clear℠ Card—to young professionals across Asia, we asked customers what they wanted and we delivered those products.

One thing customers expect from Citigroup is a broad choice of products. As we continued to make these products available, we achieved new milestones in cross-marketing. Citibanking North America (CBNA), for example, continued to offer a wide range of Salomon Smith Barney (SSB) mutual funds. Market share grew from just 28 percent of CBNA mutual fund sales in 2000 to nearly 50 percent in 2002.

As a result, we have deepened relationships with our customers across our consumer businesses, while outpacing the industry in average number of products per household. At CBNA, this was driven largely by the successful presentation of some 180,000 Citipro® Financial Needs analyses to customers across the U.S.—up 50 percent from 2001, its launch year. At Primerica, SSB mutual funds represented 73 percent of funds sold by Primerica representatives. Our CitiMortgage, home equity, and student loan businesses together posted $129 million in cross-marketing revenue, a 97 percent increase over 2001. In Western Europe, cross-marketing represented nearly 20 percent of aggregate consumer revenues and 10 percent of total GCG revenues.

ECONOMICS AND DEMOGRAPHICS

If there is a silver lining to the sluggish global economy, it may be the response of central banks. In the U.S., for example, record low mortgage rates spurred another wave of refinancing, which contributed to all-time high volume for our mortgage and home equity loan businesses. In addition, the efficiency and service level of our student loan business was boosted by the growing popularity of nearly paperless transactions—an innovation embraced by schools and students alike.

We also began to broaden our reach to the growing market of Hispanic customers in the U.S. Our Banamex business in Mexico and Golden State in California and Nevada enhanced our ability to serve this important community, which recently became the largest U.S. minority group. The introduction of the Citibank Money Card and the ability to open an account with a Mexican Consular ID were important steps in developing Citibank as the financial services provider of choice for the Hispanic population throughout the U.S.

To better serve our Spanish-speaking customers, we created a Spanish language student loan site, provided applications for many of our financial products in Spanish, and offered ATM services in Spanish, among other languages. Our International Personal Banking (IPB) businesses continued to forge cross-border alliances, linking offshore banking customers to our global IPB network.

TRANSFERRING SUCCESS

The ability to "export" proven products, services, and programs to new markets is a core measure of our success. In Germany, for example, our consumer business has evolved from primarily offering loans to full-service retail banking, and the card business there introduced the Vodafone MasterCard, leveraging a successful existing relationship with Citibank in Greece. In Japan, we are building on the success of our operations, even in the face of a challenging economic environment. Our consumer business there is recognized as the premier provider of retail banking and credit card services. Its diverse offerings—local and foreign currency deposits, investment products, and credit cards—provide unique solutions to individual needs.

We migrated Citiphone® call capability from the U.K., France, and Belgium to our European call center in Barcelona and launched new CitiFinancial businesses in Poland and Denmark. Primerica is also expanding internationally, particularly in Spain and the U.K., by adapting its proven business model to local markets.

CREDIT CARDS

In a highly competitive market, Citi Cards in North America is the industry leader with more than 120 million cards and we are continually developing new products and services. In 2002, the business continued to diversify its profit streams and strengthen its service sales culture, which resulted in record customer satisfaction scores.

The anticipated launch of The Home Depot and Shell credit cards in 2003 will contribute further growth, while the success of the industry-leading Citi® AAdvantage, Citi® Platinum Select®, and AT&T Universal cards continues to provide a solid foundation for the business. At the same time, Diners Club Rewards was voted the best card reward program, further establishing Citi Cards as the industry leader in quality, service, and management control.

EMBEDDED IN THE COMMUNITY

One of our goals at Citigroup is to make communities better wherever we operate. In countless communities around the world, the Global Consumer Group serves as a catalyst, providing capital for community groups and non-governmental organizations to help people achieve their aims, and offering families access to financial services, many for the first time.

We help families fulfill their dreams of owning a home, putting their children through college, and preparing for a comfortable retirement. We also provide the capital that enables entrepreneurs to start businesses and communities to grow and prosper. We offer our customers the best service, products, innovation, and information in the industry, while consistently delivering strong results for our shareholders.

We have our 130,000 Global Consumer Group employees to thank for this record of success, which is a reflection of their talent and commitment to our customers and shareholders. We stand ready to make 2003 another record-setting year by continuing to focus on the needs of our customers.



Global Corporate & Investment Bank

Citigroup's continued leadership across an unmatched range of products and geographies underscores the strength of our business model. Indeed, our Global Corporate & Investment Bank (GCIB) has come to define that model.

From global underwriting of debt and equities to municipal finance, and from transaction banking to advisory services, Citigroup has clearly established itself as the leading financial services institution for corporations, governments, and institutional investors around the world.

A YEAR OF CHALLENGES

2002 was a difficult year, in terms of both the economic and regulatory environments. Controversy raged over corporate governance and business practices, including the independence of equity research and the use of structured finance products. By year-end, the regulatory issues were largely resolved with significant reforms in practices throughout the financial services industry.

Citigroup took a leadership role, quickly adopting and implementing meaningful reforms in business practices and establishing new standards while maintaining an unwavering focus on clients and investors. (See *Leadership in business practices* at the back of this report.)

Through it all, our consistently strong earnings and balance sheet helped us retain the industry's highest credit rating. We did not lose sight of the fundamentals that enable the GCIB to continually outperform the competition in terms of rankings and results.

CAPITAL MARKETS & BANKING

Nor did we lose sight of the real purpose of all that we do. Through product innovation, our bankers give clients the tools to ride out even the most challenging economic cycles. And by providing financing and helping raise capital, as well as refinancing and restructuring debt, we enable infrastructures to be built, jobs to be created and retained, and businesses to flourish throughout the world.

We continue to be a market leader in all areas of investment banking—fixed income, equities, and advisory services. Our award-winning transactions and leading market share attest to the success of the new model we have created for financial services.

FIXED INCOME

Nowhere was the strength of the integrated model more evident than in our global fixed-income business, where product expertise in credit, interest rate, currency, and risk management solutions meld with top-notch origination, structuring, trading, distribution, research, and analysis. With our leadership in lending and our strong global relationships with issuers and investors, the range of possibilities we present to our clients and customers continues to expand.

We offer complete strategic solutions unencumbered by product limitation—a unique capability that is built into the way we approach business every day around the world. Along with our steadfast commitment to provide liquidity in the primary and secondary markets, this strategic expertise helped increase our global market share across a wide range of fixed-income products in turbulent markets.

Our product range and geographic reach have resonated deeply with our clients. One large financial institution tapped a range of fixed-income markets this year—senior, subordinated, middle-market, and retail in a variety of sizes—while a leading global technology firm broadened its investor base by using the euro, yen, and dollar markets. Other issuers and investors opted for local markets, where we continued to build a strong presence to lead international bond financings for nearly every emerging markets benchmark, despite the challenging conditions. We also were the top choice of governments and municipalities in the U.S., for whom we once again raised more capital than any other firm.

As the markets have evolved, we have strengthened and refined the way we approach our business. In 2002, we established the fixed-income capital markets unit, combining debt capital markets product and coverage groups with derivatives to provide clients with the most comprehensive and appropriate solutions. We also formed the global rates and currencies group, which integrated our currency, interest rate, and fixed-income derivatives businesses for the convenience of our clients.

Technology continued to play an important role in improving and expanding client offerings in fixed income. By launching new foreign-exchange products such as the CitiFX White Label platform and the FXCross venture between Citigroup and Instinet, we continued to combine Citigroup's legendary foreign-exchange expertise with the best in cutting-edge technology. And major enhancements were made to Citigroup Direct (formerly SSB Direct), our flagship online offering for fixed-income institutional customers.

In addition, for the fourth consecutive year, we ranked number one overall in the *Institutional Investor* annual fixed-income trading poll of the 300 largest money management firms in the U.S. And *International Financing Review* named Citigroup the Best Global Bond House for the second consecutive year, quoting a competitor who said: "Citi is the firm that many wish to emulate. The conversations they have fall into place, more so than most of their competitors...their capital markets people get it right."

EQUITIES

Citigroup also emerged as the partner of choice for companies looking to access the equity markets, even amid the global slowdown in those markets. We remain one of the top traders in secondary markets around the world, offering seamless execution for our clients, regardless of the size or location of the trade.

Companies turn to us with a wide variety of financing needs, which we meet with an even wider array of equity financing solutions. In 2002, we had the distinction of completing the largest number and volume of deals, as well as generating the best average after-market performance with the offerings we led. Citigroup's achievements included completing the year's largest equity capital raising with the simultaneous IPO and equity-linked offerings for Travelers.

Global Equities Online (GEO)—our institutional equity portal—continued to grow in 2002, providing equity research and interactive tools to more than 48,000 users. GEO also converted its paper mailings to e-mail, cutting costs and speeding service.

Our global market share in IPOs, common stock, and equity-linked deals continued to grow. In fact, we were the only firm among the top five to increase market share in global equity underwriting last year. Our Japanese joint venture, Nikko Citigroup, maintained its position as Japan's top equity and equity-linked underwriter for the fourth consecutive year. *International Financing Review* recognized these accomplishments by naming Citigroup the U.S. Equity House of the Year, Global Equity-Linked House of the Year, and Asia Pacific Equity-Linked House of the Year.

In 2002, we raised $40.5 billion of capital in public and private markets for 80 projects in 34 countries and provided advisory services to another 34 projects in 19 countries with a financing value of some $49 billion.

ADVISORY SERVICES

The dramatic strides made in global announced mergers and acquisitions, where we climbed from the number six advisor to number two, reflect the growing breadth of Citigroup's advisory business. Even as the overall volume of announced mergers fell again in 2002, our market share continued to rise. Our unmatched presence around the world helped lead to this dramatic gain, especially in Europe, where we advised on three of the five largest deals and undertook a focused effort to become the primary advisor for our clients.

We have earned a central position in strategic conversations with clients, on topics ranging from traditional advice on mergers and selling non-core assets to corporate governance and restructuring balance sheets. We are increasingly assuming the role of trusted advisor to companies of all sizes in all industry groups around the world, and we are well positioned to continue building on this momentum.

Among this year's noteworthy M&A transactions, we advised Northrop Grumman on its takeover of TRW, and IBM on its acquisition of PricewaterhouseCoopers LLC's consulting division. We also helped create the first dual-listed transatlantic company in the Princess/Carnival merger. All three of these transactions were named Deals of the Year by *Investment Dealers Digest*; they showcased our bankers' talents for thoughtful and long-term strategic thinking in behalf of our clients during particularly difficult market conditions.

CITICAPITAL

In 2002, CitiCapital, the commercial finance arm of Citigroup, continued to integrate earlier acquisitions, strengthen its operations, and focus on core lines of business. With approximately $30 billion in managed receivables, CitiCapital is one of the top three equipment finance/leasing companies in the U.S., serving the transportation, industrial equipment, business technology, healthcare, energy, and franchise finance sectors, among others. It is also a leading provider of master-leasing programs to large corporations.

While profitability improved in 2002, this business was affected by credit conditions across several sectors, along with the costs of integrating and enhancing diverse legacy systems and operations. In 2003, our aim is to improve operational controls and thus increase profitability and returns.

GLOBAL TRANSACTION SERVICES

Citigroup created Global Transaction Services (GTS) in 2002 to integrate our award-winning transaction services businesses: Cash, Trade and Treasury Services and Global Securities Services. GTS saw a significant increase in net income, client base, and market share and, through its realignment, is better equipped to deliver cash management, treasury, trade finance, custody, clearing, depository receipt, and agency and trust services to financial institutions and corporations worldwide.

With global reach and local presence, GTS serves clients who have assets and businesses in multiple countries and regions, and require integrated reporting and management. Our Internet-based cash management, electronic bill payment and presentment, reporting and analytics, securities processing, and other capabilities enable clients to re-engineer processes, manage working capital more effectively, and improve straight-through processing.

Our use of technology to increase efficiency has led to tangible results for those we serve. For example, CitiDirect® Online Banking, our web-based corporate banking platform, which is available in 20 languages, increases efficiency and improves the ability of corporate treasurers to make critical cash management decisions. CitiDirect is the result of several years spent linking the back office systems of 90 countries, and it enables us to retire outdated and less powerful systems and move training and client care online.

The leading indicators of this business overall are liability balances and assets under custody. With a consistent increase in market share, we now have more than $85 billion in liability balances and our assets under custody have continued to grow, topping $5 trillion. Our global clearing and custody platform is one of the most acclaimed in the industry. We also achieved industry-leading results in virtually all the major external client satisfaction surveys and won dozens of the industry's top honors, including World's Best Internet Bank and World's Best Online Cash Management Bank from *Global Finance* magazine; Top-Ranked Global Custodian from *Institutional Investor*; and Most Popular Settlement Bank for Equities and Fixed Income from *Global Investor*.



Global Investment Management

Through one of the most challenging years ever experienced by our industry, Global Investment Management (GIM) achieved significant earnings growth.

We maintained a leading competitive position in our key businesses, retained strong market share across Citigroup channels, and launched a variety of successful new products globally. Each business within GIM increased its volume and demonstrated effective expense management discipline.

GIM includes three major business lines: Life Insurance & Annuities, the Citigroup Private Bank, and Asset Management.

LIFE INSURANCE & ANNUITIES

In the U.S., Travelers Life & Annuity (TL&A) had record volume growth in two of three product lines, and maintained strong credit ratings amid extensive insurer downgrades by financial rating agencies.

Our total life insurance premiums of $943 million were up 23 percent, while institutional annuity account balances of $22 billion increased six percent. Individual annuity account balances declined five percent to $28 billion due to the falling equity markets, partially offset by net deposits.

TL&A also continued to develop its distribution network. In addition to the unique platform provided by Citigroup channels, the company grew its non-affiliated sales to 29 percent of total individual annuity sales and further penetrated the broker/dealer marketplace. Our strong sales volume growth and consistent expense management—as demonstrated by our industry-low expense ratio—offset much of the earnings impact from lower investment income and declines in the equity market.

We made significant gains in developing Citigroup's non-U.S. life insurance and annuities platform, including the launch of a joint venture with Mitsui Sumitomo Insurance in Japan.

CITIGROUP PRIVATE BANK

The Citigroup Private Bank achieved outstanding results in 2002, despite the challenging market environment. The business, which provides personalized wealth management services to the world's most affluent families, posted record net income of $456 million, a 24 percent increase over 2001. Client business volumes rose three percent to $164 billion.

In addition to offering wealthy families a full range of portfolio management and investment advisory services, we provide access to capital markets, trust services and estate planning, tailored financial structures, investment banking services, lending, and other traditional banking products.

The Private Bank achieved remarkable results in key markets in 2002: North America (ex-Mexico) income increased $76 million, or 43 percent; and Japan increased $27 million, or 84 percent. We expanded our investment offerings, while Umbrella Portfolios, our new strategic asset allocation program, raised nearly $1 billion in assets under management during its first year.

ASSET MANAGEMENT

Asset Management continued its industry-leading performance in 2002, ending the year with $479 billion in assets under management. The business offers an array of investment products and retirement services to meet the needs of institutional, high-net-worth, and retail clients throughout the world. Asset Management delivered record net income of $521 million, up 33 percent compared to 2001. The inclusion of full-year results for Banamex, continued strength in business volumes, and expense reductions helped offset the impact of global market weakness.

Citigroup Asset Management's (CAM) U.S. Retail & High-Net-Worth business was again an integral contributor to the company's success, ending the year with assets under management of $159 billion in 2002. The unit captured $11 billion in net inflows into long-term investment products, reflecting strong sales and market shares through affiliated distribution channels.

CAM's third-party distribution effort achieved sales of $5.7 billion, almost double the level of two years ago, and its Section 529 college savings programs more than doubled, with assets under management reaching $1.1 billion.

In the CAM Institutional business, long-term net inflows for 2002 were $9.5 billion and assets under management increased to $162 billion. These results can be attributed to the consistent performance of key investment strategies and the strengthening of our distribution team globally.

Citigroup Alternative Investments (CAI) has built a comprehensive suite of investments, including hedge funds, real estate, private equity, managed futures, and credit structures. In 2002, CAI's assets under management grew to $99 billion. This includes $35 billion in assets under management as a result of managing the portfolio of Travelers Property Casualty Corp., spun-off in 2002, on a third-party basis.

OTHER ASSET MANAGEMENT BUSINESSES

Banamex businesses retained their industry-leading positions in Mexico with $16 billion in assets under management and more than five million affiliates managed in the Afore or retirement services business.

CitiStreet, a 50/50 joint venture of Citigroup and State Street Corp., is one of the largest global benefits delivery firms, serving more than eight million benefit plan participants and administering approximately $160 billion in assets in the U.S. It also serves more than 800,000 participants and administers about $2.6 billion in assets outside the U.S.

In 2002, CitiStreet expanded its business across all markets—corporate, government, and nonprofit organizations—and launched CitiStreet Australia.

The Latin America Retirement Services business includes majority- and minority-owned positions throughout the region. The Siembra Company in Argentina was affected by the economic weakness in that country during 2002, resulting in total assets under management declining to $4 billion, a decrease of $2 billion from the prior year.

While the global economic outlook remains uncertain, GIM is prepared to meet the challenges ahead by continuing to provide unmatched products tailored to customer needs while maintaining strict expense discipline.



Smith Barney

Smith Barney, the newly formed Citigroup unit comprising the firm's Private Client Group and Global Equity Research, set a new standard among private wealth management businesses in 2002.

The creation of this unit, wholly independent from the firm's corporate and investment banking and underwriting businesses, was not only an industry-leading move but a significant step toward rebuilding investor confidence by assuring the independence of research analysis. The formation of Smith Barney—led by Sallie Krawcheck, one of the industry's most vocal proponents of high-quality, independent research—also marks a renewed commitment to provide the highest-quality services and research products available to institutional and retail clients.

In a year marked by global economic uncertainty, challenging domestic markets, and significant industry changes, Smith Barney's Private Client Group continued to distinguish itself as a world-class leader in delivering wealth management and financial planning services to high-net-worth private investors, small- to mid-sized businesses, non-profit organizations, and family foundations.

The irrational exuberance of the 1990s has ended, along with the belief that financial security can be achieved without experience or effort but merely with the click of a mouse. Today, more and more investors are turning to trained financial advisors for help in planning their futures.

NEW CLIENTS, BETTER SERVICE

As a result, Smith Barney's 12,690 Financial Consultants (FCs) developed many new client relationships while deepening existing ones, helping to bring in nearly $35 billion in net new assets in 2002. Continued diligent focus on expense management, coupled with solid productivity among FCs, again led to industry-leading margins of 20 percent for the year.

At the same time, Smith Barney continued to use technology to achieve greater efficiencies throughout the business and enhance client service. In 2002, the firm rolled out its online learning platform, offering some 200 course selections. The curriculum—available to employees in more than 500 offices across the U.S.—includes everything from a series on organization and time management to advanced training programs for financial planning.

SB Access, the firm's web site for individual investors, continued to improve its offering and garner praise. In addition to providing S&P stock reports that supplement the firm's proprietary research product, the site offers investors easy access to their accounts and information.

Confirming its popularity, daily traffic on the site reached a peak of 25 million "hits," and by year-end the enrollment of online client accounts surpassed 2.4 million. SB Access also received high marks from standard-setters in the online brokerage industry, such as Gómez Advisors, which named it the number one Full-Service Brokerage Site of 2002.

The business won top honors in other areas. Reflecting its commitment to serving high-net-worth investors, Smith Barney continued to promote an "open architecture," which enables our FCs to choose among best-in-class products from a spectrum of financial services firms to meet client needs. This commitment to private wealth management, coupled with our FCs' access to Citigroup resources, helped the Private Client Group earn the High-Net-Worth Platform of the Year award from *Institutional Investor's Private Asset Management* publication.

RESEARCH

2002 also brought challenges, success, and a renewed focus for Smith Barney's Global Equity Research group. In a rapidly changing environment, Smith Barney was at the forefront of embracing newly emerging industry practices and principles. For example, the firm voluntarily adopted the new SEC Analyst Certification rules before their effective date. The rules were designed to ensure that the views expressed in analysts' research accurately reflect their personal views. In a unilateral move, Smith Barney also adopted additional interim research integrity guidelines intended to further strengthen the separation of research from the investment bank.

Amid these challenges, the Research team received outstanding recognition of its product from institutional investors, many of whom serve as fiduciaries for individual investors. Smith Barney's equity research analysts led the *Institutional Investor* Research Poll for the second consecutive year, garnering the most first-place rankings among research analysts industry-wide and earning the designation of All-America Research Team. We also made a strong showing overseas as the highest-ranked U.S. firm in the 2002 Thomson Extel Survey.

Smith Barney Global Equity Research enters the new year with a continuing focus on leading the industry in the adoption of best practices and a commitment to raise the industry bar for both the research product and process.

In a year of tremendous change, Smith Barney FCs and research analysts remained focused on clients and investors. With a new and independent structure, industry issues largely resolved, new policies and practices firmly in place, and a management team intent on client satisfaction, Smith Barney is poised to continue to lead the industry.



Citigroup International

In June 2002, we announced a new matrix structure that consolidated our operations outside North America into a new business group—Citigroup International.

In partnership with our global product groups, Citigroup International offers a broad range of consumer financial services, corporate and investment banking services, and investment management to some 50 million customer accounts in more than 100 countries throughout Asia Pacific, Europe, Latin America, and the Middle East and Africa. Citigroup has a longstanding presence in these regions—last year marked 100 years since our founding in China, Hong Kong, India, Japan, the Philippines, Singapore, and the U.K.

In its breadth, reach, reputation, and financial strength, the international franchise of Citigroup is unparalleled. We provide Citigroup with a distinct strategic and competitive position that offers great opportunity for the future.

The international markets we serve account for more than 90 percent of the world's population and almost 70 percent of its GDP. Taken together, the countries we serve represent the single largest earnings growth opportunity for Citigroup over the medium and long terms. We plan to invest in those markets and products that offer the highest risk-adjusted returns, leveraging our local expertise with our global capabilities.

In 2002, Citigroup International had revenues of $21.5 billion and income of $4.3 billion, down $345 million or seven percent. Excluding Argentina, our earnings last year were up $411 million or nine percent. (The financial results in this section provide a geographic view of Citigroup's revenues and earnings outside North America; they do not add to, but are already included in, the results of the four global businesses.)

THE VIEW BY REGION

Citigroup is well established throughout Asia and should continue to benefit from relative stability and superior growth in the region. In 2002, Asia posted $1.4 billion in earnings, up nine percent. Retail banking, credit cards, and investment management exhibited good growth. The corporate and investment bank continued to gain market share and this—with good trading results and cost efficiencies—more than offset lower interest rates.

Japan remains the world's second-largest economy, despite a decade of slow growth and deflation that brought higher unemployment and a deteriorating credit outlook. Citigroup has a major consumer finance business and leadership positions in investment banking, retail banking, and private banking. Earnings by Citigroup Japan during 2002 were $1.1 billion, up four percent. There is significant opportunity for us to continue gaining customers and assisting corporations and financial institutions as they restructure their operations in Japan.

Although the macroeconomic outlook for Western Europe remains cautious, we believe that here, too, Citigroup has solid opportunities for growth. In 2002, our earnings in Western Europe were $992 million, up three percent. These were supplemented by the dramatic improvement in the Global Corporate & Investment Bank, which had its strongest year ever in market share, ranking second in debt underwriting, third in mergers and acquisitions, and fourth in equity underwriting. The Global Consumer Group, with a strong presence in Germany, produced exceptional results, up 37 percent.

In Central and Eastern Europe, as well as the Middle East and Africa (CEEMEA), a number of countries are positioned for strong growth. Our business in CEEMEA earned $785 million in 2002, up 28 percent. Citigroup's leading corporate banking franchise, reinforced by the acquisition of Bank Handlowy in Poland in 2001, increased earnings by 19 percent. Consumer banking and cards doubled their earnings.

While a recovery of confidence is evident in Brazil, political and market conditions continue to be volatile in a number of other countries in Latin America. During 2002, Citigroup experienced a loss of $47 million in the region, compared to earnings of $665 million in 2001. Charges in Argentina amounted to $1.1 billion, following an unprecedented combination of sovereign debt default, the asymmetric conversion into pesos of bank assets and liabilities, and devaluation. Excluding Argentina, earnings in the region were up five percent, affirming the strength of our franchise.

To address these issues, we have strengthened our risk management process across Citigroup International, reduced our exposures in the most vulnerable economies, reinforced financial controls, and instituted new compliance procedures. We also aligned the marketing, product, and operational resources of our global and regional organizations more closely to better serve our customers, drive revenue growth, and achieve efficiencies.

THE VIEW BY BUSINESS

Viewed from a product perspective, our international operations produced broadly diversified revenues across our spectrum of businesses:

- Our Global Consumer Group generated $10.3 billion in revenues—$4.5 billion in retail banking, $3.5 billion in consumer finance, and $2.3 billion in credit cards. These businesses are attractive with high returns on capital and generally predictable credit risks. Because we have small market shares in a number of large countries, a great opportunity exists to grow these businesses.

In 2002, for example, we opened our first consumer branches in China and Russia, serving the emerging middle class. We formed a strategic alliance with Shanghai Pudong Development Bank and will start issuing credit cards with them in China later this year. We also invested in new credit card products in Brazil, Japan, and India, and launched wealth management initiatives in Germany, Hungary, India, Indonesia, Taiwan, and the United Arab Emirates.

- Citigroup's Global Corporate & Investment Bank generated $9.6 billion in revenues—$6.9 billion in capital markets and corporate banking, and $2.7 billion in global transaction services. International activities account for about half the revenues of the Global Corporate & Investment Bank. We hold top-tier positions in Asia, Europe, Japan, Latin America, and the Middle East in debt and equity underwriting, advisory services, derivatives, foreign exchange, transaction services, loans, and sales and trading.

- Our Global Investment Management business generated $1.6 billion in revenues from private banking, asset management, and international insurance. The Citigroup Private Bank, for example, is growing strongly in the emerging markets and Japan. Our Asset Management business is largely focused on developed markets and we expect it to grow as our institutional and retail distribution expands. CitiInsurance, as our insurance business outside the U.S. is known, had an active year, increasing sales through our retail networks and starting new companies in Brazil, Hong Kong, Poland, and Japan. Mitsui Sumitomo CitiInsurance Ltd. began operations in Japan, offering variable annuities.

We are well positioned in the growing international markets, and with sound investment and a prudent approach to risk management, we expect to continue to deliver attractive returns to shareholders.



Global Community

We have been part of the fabric of communities around the world for well over a century and dating back to 1812 in North America.

With this longevity comes a special responsibility to play a role as a corporate citizen in the life of these communities and to make each one of them better because we are there.

In 2002, we continued our focus on financial education, educating the next generation, and building communities and entrepreneurs. Our goal is to strengthen the communities where we live and work by providing access to credit through microfinance; by lending and investing in low- and moderate-income (LMI) communities; by financing projects that support sustainability; by offering financial education and career development; and by supporting education and cultural activities.

Our total philanthropy in 2002 from the Citigroup Foundation and our businesses combined exceeded $90 million.

MICROFINANCE

Citigroup has pioneered and funded microlending programs for close to 40 years. We have supported microfinance institution (MFI) networks and individual MFIs, so they become more self-sufficient and expand their client base. Since 1999, the Citigroup Foundation has awarded $11 million in grants to 145 microfinance partners in some 50 countries.

While the majority of our grants provide capital to microentrepreneurs, some of them help advance the entire sector. Consistent with our goal to raise standards in the microfinance industry, for example, we awarded a $450,000 grant to the Microfinance Information eXchange (MIX), which promises to become the definitive source for benchmarking MFI performance.

BUSINESSES MAKING A DIFFERENCE

Successful business and social responsibility go hand in hand. Five years ago, Citigroup committed to lend and invest $115 billion over 10 years in LMI communities and to small businesses throughout the U.S. In 2002, we reached $100 billion of that commitment, putting us well ahead of schedule. We also provided more than $16 billion in mortgages to LMI households and communities in 2002 and loaned more than $900 million to small businesses in LMI neighborhoods. Citibank's Community Development Group delivered impressive results, lending and investing some $1.1 billion in 2002.

We made an impact on the communities where we live and work in many other ways:

- Our businesses helped nongovernmental organizations (NGOs) strengthen their operations. For example, Citibank in South Africa hosted workshops for 128 NGO representatives on forming effective partnerships with the private sector.

- In 2002, our Public Finance group underwrote 163 bond deals in the U.S. that resulted in environmentally beneficial projects worth more than $12 billion—an increase of approximately nine percent over 2001.

- After announcing our proposed acquisition of Golden State Bancorp, we met with California- and Nevada-based groups to learn about their communities' financial services needs. As a result, we announced an unprecedented 10-year, $120 billion commitment to lend and invest in underserved communities in those two states.

FINANCIAL EDUCATION

In 2002, Citigroup redoubled its efforts to offer individuals and institutions opportunities to learn more about managing their finances.

The first Academy of Finance (AOF) was opened outside the U.S. at London's Lewisham, Sir George Monoux, and Guildford colleges in 2002. AOF is a program of the National Academy Foundation (NAF), which was founded by Citigroup Chairman & CEO Sandy Weill in 1982, in order to help students develop personal financial skills and prepare for careers in financial services. We provided $2.3 million in support to NAF and local academies in 2002.

In the U.S., Citibank offered 1,200 financial education seminars and Salomon Smith Barney continued to sponsor its Target Market Investor Education Programs, which offer women, minorities, and young investors greater insight into investing and the markets.

One of our global partners in financial education is Junior Achievement (JA). Spanning more than 20 years, our partnership brings the world of business to life for millions of students. Over the past five years, we have contributed more than $3.7 million to support JA programs on four continents and in more than 38 countries.

We are committed to supporting education and career development to enable individuals and societies to realize their full potential. In 2002, Citigroup granted more than $1.5 million for a variety of programs that increase access to higher education for minorities and women. Grantees included INROADS, the American Indian College Fund, the Hispanic Scholarship Fund, and the United Negro College Fund.

Citigroup Success Fund Programs also provide grants to educators to develop easily replicable, grassroots programs aimed at helping students. Last year, we supported the launch of such a program in Taiwan, Thailand, and Indonesia with $232,500 in grants and we made grants totaling $635,000 to existing programs.

THE ENVIRONMENT

Citigroup believes that working to conserve and enhance the environment is sound business practice. We were one of the first U.S.-based financial services firms to start an environmental affairs program—we did so more than 10 years ago. Citigroup was reaffirmed as a component of the Dow Jones Sustainability World Index for 2003, which recognizes companies in the top 10 percent in terms of environmental, social, and economic performance. We also were reaffirmed on the FTSE4Good Index for having met specific criteria relating to environmental sustainability, corporate citizenship, shareholder returns, and support of human rights.

Our environmental initiatives in 2002 included issuing a Statement on the Financing of Investments/Projects and expanding training for our bankers on environmental financing issues. We embarked on a comprehensive project to establish a baseline on electricity, heat, water, and waste, and the resultant CO_2 emissions in our more than 10,000 facilities worldwide. Our membership in the U.S. Environmental Protection Agency's Energy Star initiative and the E.U.'s GreenLight Programme are also helping us conserve resources to benefit the environment as well as our shareholders.

Our partnership activities included supporting the expansion of the World Resources Institute's New Ventures program to the Asia-Pacific region and teaming up with the Alliance for Environmental Innovation to help reduce the environmental impact of copy paper.

VOLUNTEERISM

Since 2002, Citigroup has strengthened its employees' extensive volunteer efforts by launching a global web site to inform employees about company-sponsored activities and to provide links to volunteer opportunities and resources. In the U.S., Citigroup held its first national day of volunteering, with 1,400 employees participating in 45 projects in 26 states.

In addition, some 10,000 U.S. employees in 25 states have contributed 112,000 hours to build 97 homes with Habitat for Humanity since 2000. Employees in Kenya, Paraguay, Peru, the Philippines, South Africa, South Korea, Uganda, the U.K., and Venezuela, among other countries, have also been involved in Habitat builds.

Recognition

In 2002, Citigroup was again recognized by independent organizations, the media, and investors as the best in the industry. Following is a sampling of this recognition:

ASIAMONEY
Best Cash Management Bank in Asia
Best Global Custodian in Asia Pacific
Equity House of the Year—Nikko Citigroup

THE ASSET
Best Bank in Asia
Best Foreign Exchange Bank in Asia

THE BANKER
Best Online Business Strategy

BONDWEEK
Best Overall Mortgage-Backed Securities Desk

BUSINESS WEEK IN ROMANIA
Corporate Citizenship Award

CLARÍN
Most Admired Bank

CORPORATE FINANCE
Best Bank for Foreign Exchange

EFFIE AWARD
Honoring "Live Richly" Ad campaign

EUROMONEY
Best Bank for Foreign Exchange
Best Global Corporate Bank
Best at Risk Management and Treasury for Central & Eastern Europe
Best at Cash Management for Central & Eastern Europe
Best Regional Bank in Africa
Best at Transaction Services and Cash Management in Latin America
World's Best Bank
World's Best Debt House
World's Best Emerging Market Debt House
World's Best Asset-Backed House
World's Best Project Finance House
World's Most Improved Equity House
World's Best at Cash Management and Payments
Best Bank in Asia

EXAME MAGAZINE
Best Company to Work For

FINANCE ASIA
Best Bank in Asia

FINANCIAL TIMES
World's Most Respected Financial Services Company for 4th Consecutive Year

FORBES
Diners Club—One of the Most Important Business Innovations of Past 85 Years

FORBES.COM
Best of the Web Financial Services

FORTUNE
America's Most Admired Companies, #1 for Bank Industry
2002 List of 50 Best Companies for Minorities

FX WEEK
Best FX Bank

GLOBAL FINANCE
World's Best Bank
World's Best Online Cash Management Bank
Best Corporate Finance Provider—Central & Eastern Europe and the Middle East
Best Global Corporate Finance Provider
Best Global Emerging Markets Bank
Best Global Project Finance Bank
World's Best Corporate/Institutional Internet Bank
World's Best Foreign Exchange Bank
World's Best Internet Bank
Best Corporate/Institutional Internet Bank in Latin America

GLOBAL INVESTOR
Best Regional Custodian in Latin America

GÓMEZ ADVISORS
Citibank Online Ranked #1 for 5th Consecutive Period
Citicards.com Site Ranked #1 for 3rd Consecutive Period
Smith Barney Named # 1 Full Service Brokerage Web Site

HISPANIC MAGAZINE
Corporate 100 List

INSTITUTIONAL INVESTOR
Best All-America Research Team
Best Global Custodian
Best in Fixed Income Trading
Best Commercial Banking Web Site

INSTITUTIONAL INVESTOR'S PRIVATE ASSET MANAGEMENT
High-Net-Worth Platform of the Year

INTERNATIONAL FINANCING REVIEW
Emerging Market Bond House of the Year
Global Bond House of the Year
Global Equity-Linked House of the Year
U.S. Equity House of the Year
Euroyen/Global Yen House of the Year—Nikko Citigroup

INTERNATIONAL FINANCING REVIEW ASIA
Bank of the Year
Loan House of the Year
Bond House of the Year
Asia Pacific Equity-Linked House of the Year

LATIN FINANCE—DEALS OF THE YEAR
Sovereign Bond of the Year
International Corporate Bond
Corporate Liability Management
Project Finance Deal
Privatization Deal

LATINA STYLE
The 50 Best Companies for Latinas to Work for in the U.S.

LATIN TRADE
Best Financial Institution and One of Top Four Companies to Work for in Latin America

NEW YORK NEWSDAY
New York City's #1 Public Company

TREASURY & RISK MANAGEMENT
Best International Cash Management Bank

WORKING MOTHER
100 Best Companies for Working Mothers

The nine key product lines of Citigroup

Citigroup focuses on nine distinct product lines operating within four out of our five business groups—Global Consumer Group, Global Corporate & Investment Bank, Global Investment Management, and Smith Barney. Our fifth business group, Citigroup International, manages the operations of these same businesses outside of North America from a geographic, not a product, perspective. *For a breakdown of our revenues by geography, see inside back cover.*

Below you will find financial results for each of the nine product lines—net income and a key indicator of the health of that business—along with some highlights. *This page is perforated for handy reference.*

GLOBAL CONSUMER

GLOBAL CARDS

Net Income ($B)


$1.7
$2.2
$2.5
$3.1
1999
2000
2001
2002

End of Period Managed Receivables ($B)


$97
$115
$123
$132
1999
2000
2001
2002

HIGHLIGHTS

- rolled out Citibank Clear Card across Asia, the market's first translucent, young professionals-oriented credit card
- awarded a private-label contract with The Home Depot to provide credit cards to its customers
- entered into alliance with Shanghai Pudong Development Bank to develop card business in China

GLOBAL CONSUMER FINANCE

Net Income ($B)


$1.2
$1.4
$1.9
$2.2
1999
2000
2001
2002

Average Loans ($B)


$53.7
$62.3
$71.4
$77.9
1999
2000
2001
2002

HIGHLIGHTS

- launched in Poland and Denmark, bringing our presence to 21 countries; expanded in Japan, Puerto Rico, and India
- provided some one million new loans to individuals in North America
- continued to execute Real Estate Lending Initiatives successfully in the U.S. and introduced enhancements to business practices that set new industry standards

GLOBAL RETAIL BANKING

Net Income ($B)


$1.7
$2.0
$2.5
$3.2
1999
2000
2001
2002

Global Retail Banking ($B)


Deposits
Loans
$117
$75
$123
$82
$147
$97
$170
$113
1999
2000
2001
2002

HIGHLIGHTS

- first international bank to offer retail services to Chinese citizens; opened branches in Russia, Turkey, Mexico, India, and the Czech Republic
- introduced first unsecured personal loan product in Slovak and Romanian markets
- completed approximately 180,000 Citipro financial needs analyses for U.S. clients

SMITH BARNEY

PRIVATE CLIENT GROUP

Net Income ($B)


$0.9
$1.1
$0.8
$0.7
1999
2000
2001
2002

Total Client Assets ($B)


$965
$977
$977
$897
1999
2000
2001
2002

HIGHLIGHTS

- achieved industry-leading pretax profit margins of 20 percent
- earned 50 percent of revenues from recurring and fee-based sources
- achieved net asset inflows of nearly $35 billion

GLOBAL CORPORATE & INVESTMENT BANK

CAPITAL MARKETS & BANKING

Net Income ($B)



$3.3
$3.6
$3.9
$3.9
1999
2000
2001
2002

Global Underwriting Debt & Equity Market Share



10%
10.9%
12.1%
10.6%
1999
2000
2001
2002

HIGHLIGHTS

- *raised more than $414 billion in debt and equity for our* clients globally, topping all competitors as bookrunner for 1,300 individual issues
- expanded European presence as we advised on three of five largest M&A deals
- raised $40.5 billion of capital through our project finance team in public and private markets for 80 projects in 34 countries

GLOBAL TRANSACTION SERVICES

Net Income ($B)



$0.2
$0.5
$0.4
$0.5
1999
2000
2001
2002

Assets Under Custody (End of Period in $Tr)



$3.8
$4.1
$4.8
$5.1
1999
2000
2001
2002

HIGHLIGHTS

- topped $5 trillion in assets under custody, making it one of the fastest-growing global custodians
- expanded CitiDirect® Online Banking for corporations and financial institutions to 20 languages
- settled more than $8 billion in international trade payments related to the movement of goods

GLOBAL INVESTMENT MANAGEMENT

LIFE INSURANCE & ANNUITIES

Net Income ($B)



$0.6
$0.8
$0.8
$0.8
1999
2000
2001
2002

Net Written Premiums and Deposits ($B)



Group Annuities
Individual Annuities
$5.6
$5.4
$5.5
$6.4
$7.1
$6.2
$6.3
$5.4
1999
2000
2001
2002

HIGHLIGHTS

- received 11th straight credit rating agency upgrade
- entered into strategic partnership with Pioneer Fund Distributors to sell proprietary variable annuities
- opened operations in Hong Kong, Poland, and Brazil; *established joint venture with Mitsui Sumitomo* Insurance in Japan, immediately reaping benefits through strong annuity sales

CITIGROUP PRIVATE BANK

Net Income ($B)



$0.3
$0.3
$0.4
$0.5
1999
2000
2001
2002

Client Business Volumes ($B)



$140
$153
$159
$164
1999
2000
2001
2002

HIGHLIGHTS

- launched Umbrella Portfolios, a strategic asset allocation program
- became largest private bank in Mexico with the integration of Banamex
- expanded to new U.S. markets; achieved record levels of client acquisition and trading in Japan

ASSET MANAGEMENT

Net Income ($B)



$0.3
$0.3
$0.4
$0.5
1999
2000
2001
2002

Assets Under Management ($B)



$377
$410
$440
$479
1999
2000
2001
2002

HIGHLIGHTS

- continued to expand our offerings in the separately managed account business and retained ranking as number one manager of U.S. separate account assets
- introduced our first Registered Hedge Fund, along with new municipal arbitrage and real estate funds
- launched CitiStreet Australia, CitiStreet's first venture outside the U.S.

FINANCIAL INFORMATION

Citigroup Inc. (Citigroup and, together with its subsidiaries, the Company) is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers with some 200 million customer accounts in over 100 countries and territories. Citigroup was incorporated in 1988 under the laws of the State of Delaware.

The Company's activities are conducted through the Global Consumer, Global Corporate and Investment Bank (GCIB), Private Client Services, Global Investment Management (GIM) and Proprietary Investment Activities business segments.

The Company has completed certain strategic business acquisitions during the past three years, details of which can be found in Note 2 to the Consolidated Financial Statements.

The Company is a bank holding company within the meaning of the U.S. Bank Holding Company Act of 1956 (BHC Act) registered with, and subject to examination by, the Board of Governors of the Federal Reserve System (FRB). Certain of the Company's subsidiaries are subject to supervision and examination by their respective federal and state authorities. Additional information on the Company's regulation and supervision can be found within the Regulation and Supervision section beginning on page 134.

At December 31, 2002, the Company had approximately 131,000 full-time and 5,000 part-time employees in the United States and approximately 119,000 employees outside the United States.

The periodic reports of Citicorp, Salomon Smith Barney Holdings Inc., The Student Loan Corporation (STU), The Travelers Insurance Company (TIC) and Travelers Life and Annuity Company (TLAC), subsidiaries of the Company that make filings pursuant to the Securities Exchange Act of 1934, as amended (the Exchange Act), provide additional business and financial information concerning those companies and their consolidated subsidiaries.

The principal executive offices of the Company are located at 399 Park Avenue, New York, New York 10043, telephone number 212 559 1000. Additional information about Citigroup is available on the Company's website at http://www.citigroup.com. Citigroup's annual report on Form 10-K, its quarterly reports on Form 10-Q and its current reports on Form 8-K and all amendments to these reports are available free of charge through the Company's website by clicking on the "Investor Relations" page and selecting "SEC Filings." The Securities and Exchange Commission (SEC) website contains reports, proxy and information statements, and other information regarding the Company at http://www.sec.gov.

GLOBAL CONSUMER

Global Consumer delivers a wide array of banking, lending, insurance and investment services through a network of local branches, offices and electronic delivery systems, including ATMs, Automated Lending Machines (ALMs) and the World Wide Web. The Global Consumer businesses serve individual consumers as well as small businesses. Global Consumer includes *Cards*, *Consumer Finance* and *Retail Banking*.

Cards provides MasterCard, VISA and private label credit and charge cards. North America Cards includes the operations of Citi Cards, the company's primary brand in North America, as well as Diners Club N.A. and Mexico Cards. International Cards provides credit and charge cards to customers in Western Europe, Japan, Asia, Central and Eastern Europe, Middle East and Africa (CEEMEA) and Latin America.

Consumer Finance provides community-based lending services through branch networks, regional sales offices and cross-selling initiatives with other Citigroup businesses. The business of CitiFinancial is included in North America Consumer Finance. As of December 31, 2002, North America Consumer Finance maintained 2,411 offices, including 2,186 CitiFinancial offices in the U.S. and Canada, while International Consumer Finance maintained 1,134 offices, including 884 in Japan. *Consumer Finance* offers real estate-secured loans, unsecured and partially secured personal loans, auto loans and loans to finance consumer goods purchases. In addition, CitiFinancial, through certain subsidiaries and third parties, makes available various credit-related and other insurance products to its U.S. customers.

Retail Banking provides banking, lending, investment and insurance services to customers through retail branches and electronic delivery systems. In North America, *Retail Banking* includes the operations of Citibanking North America, Consumer Assets, Primerica Financial Services (Primerica) and Mexico Retail Banking. Citibanking North America delivers banking, lending, investment and insurance services through 812 branches in the U.S. and Puerto Rico and through Citibank Online, an Internet banking site on the World Wide Web. The Consumer Assets business originates and services mortgages and student loans for customers across the U.S. The business operations of Primerica involve the sale, mainly in North America, of life insurance and other products manufactured by its affiliates, including Smith Barney mutual funds, CitiFinancial mortgages and personal loans and the products of our *Life Insurance and Annuities* business within the GIM segment. The Primerica sales force is composed of over 100,000 independent representatives. Mexico Retail Banking consists of the branch banking operations of Banamex. International Retail Banking provides full-service banking and investment services in Western Europe, Japan, Asia, CEEMEA and Latin America.

GLOBAL CORPORATE AND INVESTMENT BANK

Global Corporate and Investment Bank provides corporations, governments, institutions and investors in over 100 countries and territories with a broad range of financial products and services. Global Corporate and Investment Bank includes *Capital Markets and Banking* and *Transaction Services*.

Capital Markets and Banking offers a wide array of investment banking and commercial banking services and products, including investment banking, institutional brokerage, advisory services, foreign exchange, structured products, derivatives, loans, leasing and equipment finance.

Transaction Services is composed of Cash, Trade and Treasury Services (CTTS) and Global Securities Services (GSS). CTTS provides comprehensive cash management, trade finance and e-commerce services for corporations and financial institutions worldwide. GSS provides custody services to investors such as insurance companies and pension funds, and clearing services to intermediaries such as broker/dealers as well as depository and agency and trust services to multinational corporations and governments globally.

PRIVATE CLIENT SERVICES

Private Client Services provides investment advice, financial planning and brokerage services to affluent individuals, small and mid-size companies, non-profits and large corporations primarily through a network of more than 12,600 Smith Barney Financial Consultants in more than 500 offices worldwide. In addition, Private Client Services provides independent client-focused research to individuals and institutions around the world.

A significant portion of Private Client Services revenue is generated from fees earned by managing client assets as well as commissions earned as a broker for its clients in the purchase and sale of securities. Additionally, Private Client Services generates net interest revenue by financing customers' securities transactions and other borrowing needs through security-based lending. Private Client Services also receives commissions and other sales and service revenues through the sale of proprietary and third-party mutual funds. As part of Private Client Services, Global Equity Research produces equity research to serve both institutional and individual investor clients. Expenses for Global Equity Research are allocated primarily to the Global Equities business within GCIB and Private Client Services' businesses.

GLOBAL INVESTMENT MANAGEMENT

Global Investment Management offers a broad range of life insurance, annuity, asset management and personalized wealth management products and services distributed to institutional, high-net-worth and retail clients. Global Investment Management includes *Life Insurance and Annuities, Private Bank* and *Asset Management*.

Life Insurance and Annuities includes Travelers Life and Annuity (TLA) and International Insurance Manufacturing (IIM). TLA offers individual annuity, group annuity, individual life insurance and corporate owned life insurance (COLI) products. The individual products include fixed and variable deferred annuities, payout annuities and term, universal and variable life insurance. These products are primarily distributed through Citigroup's businesses, a nationwide network of independent agents and unaffiliated broker/dealers. The COLI product is a variable universal life product distributed through independent specialty brokers. The group products include institutional pension products, including guaranteed investment contracts, payout annuities, group annuities to employer-sponsored retirement and savings plans, and structured finance transactions. The IIM business provides credit, life, disability and other insurance products, as well as annuities internationally, leveraging the existing distribution channels of the *Consumer Finance, Retail Banking* and *Asset Management* (retirement services) businesses. IIM primarily has operations in Mexico, Western Europe, Latin America and Asia.

Private Bank provides personalized wealth management services for high-net-worth clients through 132 offices in 36 countries and territories, generating fee and interest income from investment funds management, client trading activity, trust and fiduciary services, custody services, and traditional banking and lending activities. Through its Private Bankers and Product Specialists, *Private Bank* leverages its extensive experience with clients' needs and its access to Citigroup to provide clients with comprehensive investment and banking services.

Asset Management includes the businesses of Citigroup Asset Management, Citigroup Alternative Investments, Banamex asset management and retirement services businesses and Citigroup's other retirement services businesses in North America and Latin America. These businesses offer institutional, high-net-worth and retail clients a broad range of investment alternatives from investment centers located around the world. Products and services offered include mutual funds, closed-end funds, separately managed accounts, unit investment trusts, alternative investments (including hedge funds, private equity, and credit structures), variable annuities through affiliated and third-party insurance companies, and pension administration services.

PROPRIETARY INVESTMENT ACTIVITIES

Proprietary Investment Activities is comprised of Citigroup's private equity investments, including venture capital activities, realized investment gains (losses) from sales on certain insurance related investments, and the results from certain other proprietary investments, including investments in countries that refinanced debt under the 1989 Brady Plan or plans of a similar nature.

CORPORATE/OTHER

Corporate/Other includes net corporate treasury results, corporate expenses, certain intersegment eliminations, the results of discontinued operations, and the Internet-related development activities, cumulative effect of accounting changes and taxes not allocated to the individual businesses.

INTERNATIONAL

Citigroup International (whose operations are fully reflected in the product disclosures above), in partnership with our global product groups, offers a broad range of consumer financial services, corporate and investment banking services and investment management to some 50 million customer accounts in more than 100 countries throughout Asia, Japan, Western Europe, Latin America and CEEMEA.

The product mix differs in each region, depending upon local conditions and opportunities. In Asia, Citigroup has comprehensive consumer, corporate and investment management businesses. In China, Citibank was the first international bank to offer banking services to Chinese citizens. Citigroup International also offers an array of wealth management services in the region, with integrated offerings and dedicated service centers. In 2002, these services were expanded to include India, Indonesia, and Taiwan.

In Japan, Citigroup has a major consumer finance business and leadership positions in investment banking, retail banking and private banking. CitiInsurance, our global insurance company, received its license to sell life insurance and retirement-savings products in Japan. The new company, Mitsui Sumitomo CitiInsurance, Ltd., is the first Japanese-foreign joint venture life insurance firm focused on variable annuities in Japan. Our corporate banking operations in Japan are also extensive. Nikko Citigroup is the #1 underwriter of Japanese equities and has been instrumental in introducing global securitization standards in the country.

In Western Europe, Citigroup is a leader in serving global corporations. Citigroup holds top tier positions in debt and equity underwriting, advisory services, derivatives, foreign exchange, transaction services, loans and sales and trading. Citigroup offers consumer services across the region and has a large retail bank in Germany, where it recently introduced a new wealth management initiative targeting high-net-worth individuals.

In CEEMEA, Citigroup has extensive corporate businesses and expanding consumer operations as well. Bank Handlowy is the leading financial services company in Poland, and CitiInsurance opened a new insurance company in the country. Citigroup launched retail banking in Russia with the opening of its first consumer branch in Moscow. In the United Arab Emirates, Citigroup recently introduced wealth management services targeting high-net-worth individuals. In Hungary, Citibank was the first financial institution in the local market to offer offshore equity funds to retail customers. Citigroup is also a major provider of financial services to the corporate sector, offering important funding to governments and companies.

Citigroup is a leading bank in Latin America, providing debt and equity underwriting, advisory services, derivatives, foreign exchange, transaction services, loans and sales and trading to the corporate sector. It also operates consumer businesses across the region. In 2002, CitiInsurance launched a new insurance company in Brazil.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

In millions of dollars, except per share amounts	**2002**	2001	2000	1999	1998
Revenues, net of interest expense [1]	**$ 71,308**	$ 67,367	$ 63,572	$ 54,809	$ 44,964
Operating expenses	**37,298**	36,528	35,809	31,049	28,852
Benefits, claims and credit losses [1]	**13,473**	10,320	8,466	7,513	6,841
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	**20,537**	20,519	19,297	16,247	9,271
Income taxes	**6,998**	7,203	7,027	6,027	3,420
Minority interest, after-tax	**91**	87	39	27	5
Income from continuing operations	**13,448**	13,229	12,231	10,193	5,846
Income from discontinued operations [2]	**1,875**	1,055	1,288	1,177	1,104
Cumulative effect of accounting changes [3]	**(47)**	(158)	—	(127)	—
Net Income	**$ 15,276**	$ 14,126	$ 13,519	$ 11,243	$ 6,950
Earnings per share [4]					
Basic earnings per share:					
Income from continuing operations	**$ 2.63**	$ 2.61	$ 2.43	$ 2.02	$ 1.13
Net income	**2.99**	2.79	2.69	2.23	1.35
Diluted earnings per share:					
Income from continuing operations	**2.59**	2.55	2.37	1.96	1.10
Net income	**2.94**	2.72	2.62	2.17	1.31
Dividends declared per common share [4][5]	**$ 0.70**	$ 0.60	$ 0.52	$ 0.41	$ 0.28
At December 31,					
Total assets	**$1,097,190**	$1,051,450	$902,210	$795,584	$740,336
Total deposits	**430,895**	374,525	300,586	261,573	229,413
Long-term debt	**126,927**	121,631	111,778	88,481	86,250
Mandatorily redeemable securities of subsidiary trusts	**6,152**	7,125	4,920	4,920	4,320
Common stockholders' equity	**85,318**	79,722	64,461	56,395	48,761
Total stockholders' equity	**86,718**	81,247	66,206	58,290	51,035
Ratio of earnings to fixed charges and preferred stock dividends	**1.94x**	1.63x	1.52x	1.55x	1.29x
Return on average common stockholders' equity [6]	**18.6%**	19.7%	22.4%	21.5%	14.4%
Common stockholders' equity to assets	**7.78%**	7.58%	7.14%	7.09%	6.59%
Total stockholders' equity to assets	**7.90%**	7.73%	7.34%	7.33%	6.89%

(1) Revenues, Net of Interest Expense, and Benefits, Claims, and Credit Losses in the table above are disclosed on an owned basis (under Generally Accepted Accounting Principles (GAAP)). If this table were prepared on a managed basis, which includes certain effects of securitization activities including receivables held for securitization and receivables sold with servicing retained, there would be no impact to net income, but revenues, net of interest expense, and benefits, claims, and credit losses would each have been increased by $4.123 billion, $3.568 billion, $2.459 billion, $2.707 billion and $2.364 billion in 2002, 2001, 2000, 1999 and 1998, respectively. Although a managed basis presentation is not in conformity with GAAP, it provides a representation of performance and key indicators of the credit-card business that is consistent with the view the Company uses to manage the business.

(2) On August 20, 2002, Citigroup completed the distribution to its stockholders of a majority portion of its remaining ownership interest in Travelers Property Casualty Corp. (TPC). Following the distribution, Citigroup began accounting for TPC as discontinued operations. See Note 4 to the Consolidated Financial Statements.

(3) Accounting changes of ($47) million in 2002 resulted from the adoption of the remaining provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). Accounting changes of ($42) million and ($116) million in 2001 resulted from the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), and the adoption of Emerging Issues Task Force (EITF) Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" (EITF 99-20), respectively. Accounting changes of ($135) million, $23 million and ($15) million in 1999 resulted from the adoption of Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments," the adoption of SOP 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk," and the adoption of SOP 98-5, "Reporting on the Costs of Start-Up Activities," respectively. See Note 1 to the Consolidated Financial Statements.

(4) All amounts have been adjusted to reflect stock splits.

(5) 1998 amounts represent Travelers' historical dividends per common share.

(6) The return on average common stockholders' equity is calculated using net income after deducting preferred stock dividends.

RESULTS OF OPERATIONS

The strength and diversity of Citigroup's global franchise served the Company well in 2002. Despite several significant challenges including continued weakness in global markets, record bankruptcies in the developed world, political and economic upheaval in a number of countries in which we operate and intense scrutiny of our business practices, we delivered record results.

- **Net income of $15.28 billion, up 8%**
- **Income from Continuing Operations of $13.45 billion, up 2%**
- **Revenue growth of 6%**
- **Operating expense growth held to 2%**
- **Record income in 6 of 9 businesses**
- **Total stockholders' equity, including trust preferred securities, totaled $93 billion**
- **Return on common equity of 18.6%**
- **Diluted earnings per share from Continuing Operations of $2.59**
- **Diversified earnings by product and by region**
- **Strong regulatory capital ratios**

Income from Continuing Operations
In millions of dollars


$5.8
$10.2
$12.2
$13.2
$13.4
1998
1999
2000
2001
2002

Diluted Earnings Per Share— Income from Continuing Operations


$1.10
$1.96
$2.37
$2.55
$2.59
1998
1999
2000
2001
2002

2002 Income from Continuing Operations by Segment*


Global Investment Management 13%
Private Client Services 5%
Global Consumer 60%
Global Corporate and Investment Bank 22%

*Excludes Proprietary Investment Activities and Corporate/Other

2002 Income from Continuing Operations by Region*


CEEMEA 6%
Asia 10%
Japan 8%
North America 60%
Western Europe 7%
Mexico 9%

*Excludes Proprietary Activities, Corporate/Other and Latin America

Net Revenue and Operating Expense
In billions of dollars


Net revenue
Operating expense
$45.0
$54.8
$63.6
$67.4
$71.3
$28.9
$31.0
$35.8
$36.5
$37.3
1998
1999
2000
2001
2002

Total Capital (Tier 1 and Tier 2)
In billions of dollars


Tier 1 and Tier 2
Tier 1
$61.5
$65.9
$73.0
$75.8
$78.3
$47.3
$51.6
$54.5
$58.4
$59.0
1998
1999
2000
2001
2002

Discontinued Operations

Travelers Property Casualty Corp. (TPC) (an indirect wholly owned subsidiary of Citigroup on December 31, 2001) sold 231 million shares of its class A common stock representing approximately 23.1% of its outstanding equity securities in an initial public offering (the IPO) on March 27, 2002. In 2002, Citigroup recognized an after-tax gain of $1.158 billion as a result of the IPO. In connection with the IPO, Citigroup entered into an agreement with TPC that provides that, in any fiscal year in which TPC records asbestos-related income statement charges in excess of $150 million, net of any reinsurance, Citigroup will pay to TPC the amount of any such excess up to a cumulative aggregate of $520 million after-tax. A portion of the gross IPO gain was deferred to offset any payments arising in connection with this agreement. In the 2002 fourth quarter, $159 million was paid pursuant to this agreement. Notice was received in January 2003 requesting the remaining $361 million.

On August 20, 2002, Citigroup completed the distribution to its stockholders of a majority portion of its remaining ownership interest in TPC (the distribution). This non-cash distribution was tax-free to Citigroup, its stockholders and TPC. The distribution was treated as a dividend to stockholders for accounting purposes that reduced Citigroup's Additional Paid-In Capital by approximately $7.0 billion. Following the distribution, Citigroup remains a holder of approximately 9.9% of TPC's outstanding equity securities which are carried at fair value in the Proprietary Investment Activities segment and classified as available-for-sale within Investments on the Consolidated Statement of Financial Position.

Following the August 20, 2002 distribution, the results of TPC were reported in the Company's Statements of Income and Cash Flows separately as discontinued operations for all periods presented. In accordance with generally accepted accounting principles (GAAP), the Consolidated Statement of Financial Position has not been restated. TPC represented the primary vehicle by which Citigroup engaged in the property and casualty insurance business.

TPC's results primarily consist of the results of its Personal Lines and Commercial Lines businesses. The Personal Lines business of TPC primarily provides coverage on personal automobile and homeowners insurance sold to individuals, which is distributed through approximately 7,600 independent agencies located throughout the United States. TPC's Commercial Lines business offers a broad array of property and casualty insurance and insurance-related services, which it distributes through approximately 6,300 brokers and independent agencies located throughout the United States. TPC is the third-largest writer of commercial lines insurance in the U.S. based on 2001 direct written premiums published by A.M. Best Company.

Settlement-in-Principle and Charge for Regulatory and Legal Matters

During the 2002 fourth quarter, the Company reached a settlement-in-principle with the SEC, the National Association of Securities Dealers, the New York Stock Exchange and the Attorney General of New York of all issues raised in their research, initial public offerings allocation and spinning-related inquiries.

The Company established a reserve for the cost of this settlement and toward estimated costs of the private litigation related to the matters that were the subject of the settlement as well as the regulatory inquiries and private litigation related to Enron. The reserve for these matters resulted in an after-tax charge of approximately $1.3 billion ($0.25 per diluted share). The Company believes that it has substantial defenses to the pending private litigations which are at a very early stage. Given the uncertainties of the timing and outcome of this type of litigation, the large number of cases, the novel issues, the substantial time before these cases will be resolved, and the multiple defendants in many of them, this reserve is difficult to determine and of necessity subject to future revision. This paragraph contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 62.

Acquisition of Golden State Bancorp

On November 6, 2002, Citigroup completed its acquisition of 100% of Golden State Bancorp (GSB) in a transaction in which Citigroup paid approximately $2.3 billion in cash and issued 79.5 million Citigroup common shares. The total transaction value of approximately $5.8 billion was based on the average price of Citigroup shares, as adjusted for the effect of the TPC distribution, for the two trading days before and after May 21, 2002, the date the terms of the acquisition were agreed to and announced. The results of GSB are included from November 2002 forward.

Sale of 399 Park Avenue

During 2002, the Company sold its 399 Park Avenue, New York City headquarters building. The Company is currently the lessee of approximately 40% of the building with terms averaging 15 years. The sale for $1.06 billion resulted in a pretax gain of $830 million, with $527 million ($323 million after-tax) recognized in 2002 representing the gain on the portion of the building the Company does not occupy, and the remainder to be recognized over the term of Citigroup's lease agreements.

Impact from Argentina's Economic Changes

Throughout 2002, Argentina experienced significant political and economic changes including severe recessionary conditions, high inflation and political uncertainty. The government of Argentina implemented substantial economic changes, including abandoning the country's fixed U.S. dollar-to-peso exchange rate, and asymmetrically redenominating substantially all of the banking industry's loans, deposits (which were also restricted) and other assets and liabilities previously denominated in U.S. dollars into pesos at different rates. As a result of the impact of these government actions, the Company changed its functional currency in Argentina from the U.S. dollar to the Argentine peso. Additionally, the government issued certain compensation instruments to financial institutions to compensate them in part for losses incurred as a result of the redenomination events. The government also announced a 180-day moratorium against creditors filing foreclosures or bankruptcy proceedings against borrowers. Later in the year, the government modified the terms of certain of their Patriotic Bonds making them less valuable. The government actions, combined with the severe recessionary economic situation and the devaluation of the peso, adversely impacted Citigroup's business in Argentina.

During 2002, Citigroup recorded a total of $1.704 billion in net pretax charges, as follows: $1,018 million in net provisions for credit losses; $284 million in investment write-downs; $232 million in losses relating to Amparos (representing judicial orders requiring previously dollar-denominated deposits and insurance contracts that had been redenominated at government rates to be immediately repaid at market exchange rates); $98 million of write-downs of Patriotic Bonds; a $42 million restructuring charge; and a $30 million net charge for currency redenomination and other foreign currency items that includes a benefit from compensation instruments issued in 2002.

In addition, the impact of the devaluation of the peso during 2002 produced foreign currency translation losses that reduced Citigroup's equity by $595 million, net of tax.

As the economic situation as well as legal and regulatory issues in Argentina remain fluid, we continue to work with the government and our customers and continue to monitor conditions closely. Additional losses may be incurred. In particular, we continue to monitor the potential additional impact that the continued economic crisis may have on our corporate borrowers, as well as the impact on consumer deposits and insurance liabilities of potential government actions, including re-dollarization. This paragraph contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 62.

ACCOUNTING CHANGES IN 2002

Business Combinations, Goodwill and Other Intangible Assets

Effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" (SFAS 141), and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), as required for goodwill and indefinite-lived intangible assets resulting from business combinations consummated after June 30, 2001. These new rules required that all business combinations consummated after June 30, 2001 be accounted for under the purchase method. The non-amortization provisions of the new rules affecting goodwill and intangible assets deemed to have indefinite lives were effective for all purchase business combinations completed after June 30, 2001.

On January 1, 2002, when the rules became effective for calendar year companies, Citigroup adopted the remaining provisions of SFAS 142. Under the new rules, effective January 1, 2002, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. During 2001 and 2000, the after-tax amortization expense related to goodwill and indefinite-lived intangible assets which are no longer amortized was as follows:

In millions of dollars	2001	2000
Global Consumer		
Cards	$ 23	$ 25
Consumer Finance	117	78
Retail Banking	43	45
Other	14	16
Total Global Consumer	197	164
Global Corporate and Investment Bank		
Capital Markets and Banking	49	24
Transaction Services	11	11
Other	54	53
Total Global Corporate and Investment Bank	114	88
Private Client Services	9	1
Global Investment Management		
Life Insurance and Annuities (1)	(6)	—
Private Bank	—	—
Asset Management	68	63
Total Global Investment Management	62	63
Proprietary Investment Activities	—	—
Corporate/Other	18	18
Discontinued Operations	79	78
Total after-tax amortization expense	$479	$412

(1) During 2001, the Company reversed $8 million of negative goodwill associated with *Life Insurance and Annuities.*

The Company has performed the required impairment tests of goodwill and indefinite-lived intangible assets and there was no impairment of goodwill. The initial adoption resulted in a cumulative adjustment of $47 million after-tax recorded as a charge to earnings related to the impairment of certain intangible assets. See Note 2 to the Consolidated Financial Statements for additional information about this accounting change.

EVENTS IN 2001

Impact from Argentina's Political and Economic Changes

During 2001 Argentina underwent significant political and economic changes. The government of Argentina implemented substantial economic changes, including abandoning the country's fixed U.S. dollar-to-peso exchange rate, as well as converting certain U.S. dollar-denominated consumer loans into pesos. The Company recognized charges in the 2001 fourth quarter of $235 million (pretax) related to write-downs of Argentine credit exposures and $235 million (pretax) in losses related to the foreign exchange revaluation of the consumer loan portfolio.

Impact from Enron

As a result of the financial deterioration and eventual bankruptcy of Enron Corporation in 2001, Citigroup's results were reduced by $228 million (pretax) as a result of the write-down of Enron-related credit exposure and trading positions, and the impairment of Enron-related investments.

September 11th Events

The September 11, 2001 terrorist attack financially impacted the Company in several areas. Revenues were reduced due to the disruption to Citigroup's businesses. Additional expenses incurred as a result of the attack resulted in after-tax losses of approximately $200 million. The Company also experienced significant property loss, for which it is insured. The Company initially recorded insurance recoveries up to the net book value of the assets written off. During 2002, additional insurance recoveries were recorded when realized. Reductions in equity values during the 2001 third quarter were further impacted by the September 11th attack, which reduced Citigroup's Investment Activities results in the 2001 third quarter. Additionally, after-tax losses related to insurance claims (net of reinsurance impact) totaled $502 million, the bulk of which related to the property and casualty insurance operations of TPC and is reflected as discontinued operations.

Acquisition of Banamex

In August 2001, Citicorp, an indirect wholly owned subsidiary of Citigroup, completed its acquisition of Grupo Financiero Banamex-Accival (Banamex), a leading Mexican financial institution, for approximately $12.5 billion in cash and Citigroup stock. Citicorp completed the acquisition by settling transactions that were conducted on the Mexican Stock Exchange. Those transactions comprised both the acquisition of Banamex shares tendered in response to Citicorp's offer to acquire all of Banamex's outstanding shares and the simultaneous sale of 126,705,281 Citigroup shares to the tendering Banamex shareholders. On September 24, 2001, Citicorp became the holder of 100% of the issued and outstanding ordinary shares of Banamex following a share redemption by Banamex. The results of Banamex are included from August 2001 forward.

ACCOUNTING CHANGES IN 2001

Adoption of EITF 99-20

During the 2001 second quarter, the Company adopted Emerging Issues Task Force (EITF) Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" (EITF 99-20). EITF 99-20 provides new guidance regarding income recognition and identification and determination of impairment on certain asset-backed securities. The initial adoption resulted in a cumulative adjustment of $116 million after-tax, recorded as a charge to earnings, and an increase of $93 million included in stockholders' equity from non-owner sources.

Derivatives and Hedge Accounting

On January 1, 2001, Citigroup adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). This Statement changed the accounting treatment of derivative contracts (including foreign exchange contracts) that are employed to manage risk outside of Citigroup's trading activities, as well as certain derivative instruments embedded in other contracts. SFAS 133 requires that all derivatives be recorded on the balance sheet at their fair value. The treatment of changes in the fair value of derivatives depends on the character of the transaction, including whether it has been designated and qualifies as part of a hedging relationship. The majority of Citigroup's derivatives are entered into for trading purposes and were not impacted by the adoption of SFAS 133. The cumulative effect of adopting SFAS 133 at January 1, 2001 was an after-tax charge of $42 million included in net income and an increase of $25 million included in other changes in stockholders' equity from non-owner sources.

SIGNIFICANT ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

The Notes to the Consolidated Financial Statements contain a summary of Citigroup's significant accounting policies, including a discussion of recently issued accounting pronouncements. Certain of these policies as well as estimates made by management are considered to be important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments and estimates, some of which may relate to matters that are inherently uncertain. These significant policies and estimates include valuation of financial instruments, the allowance for credit losses, securitizations, and estimating our exposure to losses in Argentina. Additional information about these policies can be found in Note 1 to the Consolidated Financial Statements. Management has discussed each of these significant accounting policies and the related estimates with the Audit Committee of the Board of Directors.

Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 62.

Valuations of Financial Instruments

Investments and trading account assets and liabilities, held by the Global Corporate and Investment Bank and Proprietary Investment Activities segments, include fixed maturity and equity securities, derivatives, investments in private equity and other financial instruments. Citigroup carries its investments and trading account assets and liabilities at fair value if they are considered to be available-for-sale or trading securities. For a substantial majority of our investments and trading account assets and liabilities, fair values are determined based upon quoted prices or validated models with externally verifiable model inputs. Changes in values of available-for-sale securities are recognized in a component of stockholders' equity net of taxes, unless the value is impaired and the impairment is not considered to be temporary. Impairment losses that are not considered temporary are recognized in earnings. The Company conducts regular reviews to assess whether other-than-temporary impairment exists. Changing economic conditions—global, regional, or related to specific issuers or industries—could adversely affect these values. Changes in the fair values of trading account assets and liabilities are recognized in earnings. Private equity subsidiaries also carry their investments at fair value with changes in value recognized in earnings.

If available, quoted market prices provide the best indication of value. If quoted market prices are not available for fixed maturity securities, equity securities, derivatives or commodities, the Company discounts the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. Alternatively, matrix or model pricing may be used to determine an appropriate fair value. It is Citigroup's policy that all models used to produce valuations for the published financial statements be validated by qualified personnel independent from those that created the models. The determination of market or fair value considers various factors, including time value and volatility factors, underlying options, warrants and derivatives; price activity for equivalent synthetic instruments; counterparty credit quality; the potential impact on market prices or fair value of liquidating the Company's positions in an orderly manner over a reasonable period of time under current market conditions; and derivative transaction maintenance costs during the period. Changes in assumptions could affect the fair values of investments and trading account assets and liabilities.

For our available-for-sale and trading portfolios amounting to assets of \$320.9 billion and liabilities of \$91.4 billion at December 31, 2002, fair values were determined in the following ways: externally verified via comparison to quoted market prices or third-party broker quotations; by using models that were validated by qualified personnel independent of the area that created the model and inputs that were verified by comparison to third-party broker quotations or other third-party sources; or by using alternative procedures such as comparison to comparable securities and/or subsequent liquidation prices. At December 31, 2002, approximately 98% of the available-for-sale and trading portfolios' gross assets and liabilities are considered verified and approximately 2% are considered unverified. Of the unverified, approximately 60% consists of cash products, where independent quotes were not available and/or alternative procedures were not feasible, and 40% consists of derivative products where either the model was not validated and/or the inputs were not verified due to the lack of appropriate market quotations. Such values are actively reviewed by management.

In determining the fair values of our securities portfolios, management also reviews the length of time trading positions have been held to identify aged inventory. During 2002, the monthly average aged inventory designated as available-for-immediate-sale was approximately \$4.3 billion. Inventory positions that are both aged and whose values are unverified amounted to less than \$2.1 billion at December 31, 2002. The fair value of aged inventory is actively monitored and, where appropriate, is discounted to reflect the implied illiquidity for positions that have been available-for-immediate-sale for longer than 90 days. At December 31, 2002, such valuation adjustments amounted to \$56 million.

Citigroup's private equity subsidiaries include subsidiaries registered as Small Business Investment Companies and other subsidiaries that engage exclusively in venture capital activities. Investments held by private equity subsidiaries related to the Company's venture capital activities amounted to \$3.7 billion at December 31, 2002. For investments in publicly traded securities held by private equity subsidiaries amounting to approximately \$0.9 billion at December 31, 2002, fair value is generally based upon quoted market prices. These publicly traded securities include thinly traded securities, large block holdings, restricted shares or other special situations, and the quoted market price is adjusted to produce an estimate of the attainable fair value for the securities. To determine the amount of the adjustment, the Company uses a model that is based on option theory. The model is validated annually by an independent valuation consulting firm. Such adjustments ranged from 5% to 30% of the investments' quoted prices in 2002. For investments that are not publicly traded that are held by private equity subsidiaries amounting to approximately \$2.8 billion at December 31, 2002, estimates of fair value are made periodically by management based upon relevant third-party arm's length transactions, current and subsequent financings and comparisons to similar companies for which quoted market prices are available. Independent consultants may be used to provide valuations periodically for certain investments that are not publicly traded or the valuations may be done internally. Internal valuations are reviewed by personnel independent of the investing entity.

See the discussion of trading account assets and liabilities and investments in Summary of Significant Accounting Policies in Note 1 to the Consolidated Financial Statements. For additional information regarding the sensitivity of these instruments, see "Market Risk Management Process" on page 71.

Allowance for Credit Losses

The allowance for credit losses represents management's estimate of probable losses inherent in the lending portfolio. This evaluation process is subject to numerous estimates and judgments. The frequency of default, risk ratings, and the loss recovery rates, among other things, are considered in making this evaluation, as are the size and diversity of individual large credits. Changes in these estimates could have a direct impact on the credit costs in any quarter and could result in a change in the allowance. At December 31, 2002, the allowance totaled $5.091 billion for the corporate loan portfolio and $6.410 billion for the consumer portfolio. Attribution of the allowance is made for analytic purposes only, and the entire allowance of $11.501 billion is available to absorb probable credit losses inherent in the portfolio including unfunded commitments.

From December 31, 2000 to December 31, 2002, corporate cash-basis loans increased from $1.970 billion to $4.902 billion and net credit losses rose from $771 million in 2000 to $2.206 billion in 2002, reflecting the worsening condition of the energy and telecommunications industries and deterioration of economic conditions in Latin America and Asia. Over that period, the corporate allowance for credit losses also rose from $4.015 billion to $5.091 billion. Consumer net credit losses increased from $4.423 billion in 2000 to $6.796 billion in 2002 and consumer loans on which accrual of interest has been suspended increased from $3.404 billion to $5.023 billion. The consumer allowance rose from $4.946 billion to $6.410 billion from December 31, 2000 to December 31, 2002, including $640 million and $452 million associated with the acquisitions of Banamex and GSB, respectively, and $206 million in connection with recent Federal Financial Institutions Examination Council (FFIEC) guidance. The level of the consumer allowance was also impacted by deteriorating economic conditions and increased bankruptcies, and the deterioration in Argentina and in the *Consumer Finance* portfolio in Japan. Management expects that 2003 loss experience for the corporate portfolio will be comparable to that of 2002. Consumer credit loss rates are expected to be flat despite current economic conditions in the U.S. and Japan, including rising bankruptcy filings and unemployment rates.

In the corporate loan portfolio, larger-balance, non-homogeneous exposures representing significant individual credit exposures are evaluated based upon the borrower's overall financial condition, resources and payment record; the prospects for support from any financially responsible guarantors; and, if appropriate, the realizable value of any collateral. Reserves are established based upon an estimate of probable losses for individual larger-balance, non-homogeneous loans deemed impaired, a statistical model of expected losses on the remaining performing portfolio, as well as management's detailed knowledge of the portfolio and current conditions. Reserves for individual loans that are deemed to be impaired consider all available evidence, including, as appropriate, the present value of expected future cash flows discounted at the loan's contractual effective rate, the secondary market value of the loan and the fair value of collateral.

The allowance for credit losses attributed to the corporate portfolio, excluding CitiCapital, primarily in the GCIB segment, is established through a process that begins with statistical estimates of probable losses inherent in the portfolio. These estimates are based upon: (1) Citigroup's internal system of credit risk ratings, which are analogous to the risk ratings of the major rating agencies; (2) the corporate portfolio database; and (3) historical default and loss data, including rating agency information regarding default rates from 1983 to 2001 and internal data, dating to the early 1970s, on severity of losses in the event of default. This statistical process generates an estimate for losses inherent in the portfolio as well as a one standard deviation confidence interval around the estimate.

The statistical estimate for losses inherent in the portfolio is based on historical average default rates, whereas the range of the confidence interval reflects the historical fluctuation of default rates over the credit cycle, the historical variability of loss severity among defaulted loans, and the degree to which there are large obligor concentrations in the global portfolio.

The statistical estimate of losses inherent in the portfolio may then be adjusted, both for management's estimate of probable losses on specific exposures, as well as for other considerations, such as environmental factors and trends in portfolio indicators, including risk rated exposures, cash-basis loans, historical and forecasted write-offs, and portfolio concentrations. In addition, management considers the current business strategy and credit process, including credit limit setting and compliance, credit approvals, loan underwriting criteria and loan workout procedures.

For December 31, 2002, the statistical estimate for inherent losses in the total corporate portfolio (excluding CitiCapital) was $3.434 billion, with a standard deviation of $785 million. This analysis included all corporate loans, commitments and unfunded letters of credit. Management then identified those exposures for which name-specific loss estimates were required, and replaced the statistical estimate of losses with management's estimate of losses. Management made adjustments for other considerations, including portfolio trends and economic indicators. As a result of these adjustments, at December 31, 2002, the allowance for credit losses attributable to the corporate portfolio, excluding CitiCapital, was set at $4.480 billion. In addition, the reserve for unfunded letters of credit was set at $167 million, and is included in other liabilities rather than in the allowance for credit losses.

CitiCapital's allowance is established based upon an estimate of probable losses inherent in the portfolio for individual loans and leases deemed impaired, and the application of annualized weighted average credit loss ratio to the remaining portfolio. The annualized weighted average credit loss ratio reflects both historical and projected losses. Additional reserves are established to provide for imprecision caused by the use of estimated loss data.

At December 31, 2002, the CitiCapital allowance totaled $611 million, and was composed of $40 million of reserves on impaired loans, $511 million to be provided for expected credit losses in the performing portfolio and $60 million to reflect imprecision caused by the use of historical data and projected loss data. The reserve for expected credit losses reflects a 1.87% annualized weighted average loss ratio on the performing portfolio. A 0.50% change in the weighted average loss ratio would increase or decrease the December 31, 2002 allowance by $137 million.

Each portfolio of smaller-balance, homogeneous loans, including consumer mortgage, installment, revolving credit and most other consumer loans, primarily in the Global Consumer segment, is collectively evaluated for impairment in order to provide an allowance sufficient to cover all loans that have shown evidence of impairment as of the balance sheet date. The foundation for assessing the adequacy of the allowance for credit losses for consumer loans is a statistical methodology that estimates the losses inherent in the portfolio at the balance sheet date based on historical delinquency flow rates, charge-off statistics and loss severity. The statistical methodology is applied separately for each individual product within each different geographic region in which the product is offered.

Under this statistical method, the portfolio of loans is aged and separated into groups based upon the aging of the loan balances (current, 1 to 29 days past due, 30 to 59 days past due, etc.). The statistical method stresses each group of loans based upon the highest quarterly net charge-off rate over the past five years. In addition, management adjusts the statistical result to reflect an additional amount related to economic trends and competitive factors and also considers other available information, including seasonality, portfolio acquisitions, solicitation of new loans, changes in lending policies and procedures, geographical, product, and other environmental factors, changes in bankruptcy laws, and evolving regulatory standards.

Citigroup has well-established credit loss recognition criteria for its various consumer loan products. These credit loss recognition criteria are based on contractual delinquency status, consistently applied from period to period and in compliance with FFIEC guidelines, including bankruptcy loss recognition. The allowance for credit losses is replenished through a charge to the provision for credit losses for all net credit losses incurred during the relevant accounting period and adjusted to reflect current economic trends and the results of the statistical methodology. The provision for credit losses is highly dependent on both bankruptcy loss recognition and the time it takes for loans to move through the delinquency buckets and eventually to write-off (flow rates). An increase in the Company's share of bankruptcy losses would generally result in a corresponding increase in the provision for credit losses. For example, a 10% increase in the Company's portion of bankruptcy losses would generally result in a similar increase in the provision for credit losses. In addition, an acceleration of flow rates would also result in a corresponding increase to the provision for credit losses. The precise impact that an acceleration of flow rates would have on the provision for credit losses would depend upon the product and geography mix that comprise the flow rate acceleration.

The evaluation of the total allowance includes an assessment of the ability of borrowers with foreign currency obligations to obtain the foreign currency necessary for orderly debt servicing.

See the discussions of "Consumer Credit Risk" and "Corporate Credit Risk" on pages 66 and 68, respectively, for additional information.

Securitizations

Securitization is a process by which a legal entity issues certain securities to investors, which securities pay a return based on the principal and interest cash flows from a pool of loans or other financial assets. Citigroup securitizes credit card receivables, mortgages, and other loans that it originated and/or purchased and certain other financial assets. After securitization of credit card receivables, the Company continues to maintain account relationships with customers. Citigroup also assists its clients in securitizing the clients' financial assets. Citigroup may provide administrative, asset management, underwriting, liquidity facilities and/or other services to the resulting securitization entities, and may continue to service the financial assets sold to the securitization entity.

There are two key accounting determinations that must be made relating to securitizations. In the case where Citigroup originated or previously owned the financial assets transferred to the securitization entity, a decision must be made as to whether that transfer would be considered a sale under generally accepted accounting principles, resulting in the transferred assets being removed from the Company's Consolidated Statement of Financial Position with a gain or loss recognized. Alternatively, the transfer would be considered a financing, resulting in recognition of a liability in the Company's Consolidated Statement of Financial Position. The second key determination to be made is whether the securitization entity should be considered a subsidiary of the Company and be included in the Company's Consolidated Financial Statements or whether the entity is sufficiently independent that it does not need to be consolidated. If the securitization entity's activities are sufficiently restricted to meet certain accounting requirements to be considered a qualifying special purpose entity (QSPE), the securitization entity is not consolidated by the seller of the transferred assets. Most of the Company's securitization transactions meet the existing criteria for sale accounting and non-consolidation. In January 2003, the Financial Accounting Standards Board (FASB) issued a new interpretation on consolidation accounting.

The Company participates in 4,249 securitization transactions, structured investment vehicles and other investment funds with its own and with clients' assets totaling $926.3 billion at December 31, 2002.

Global Consumer uses QSPEs to conduct its securitization activities, including credit card receivables, and mortgage, home equity and auto loans. Securitizations done by Global Consumer are for the Company's own account.

QSPEs are qualifying special-purpose entities established in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 140). The Company is the transferor of assets to these QSPEs and, accordingly, does not consolidate these QSPEs. At December 31, 2002, Global Consumer was involved with 172 special purpose entities (SPEs) with assets of $250.0 billion, including five SPEs with assets of $1.8 billion that were consolidated by the Company and 166 QSPEs with assets of $248.2 billion.

GCIB's securitization activities are conducted on behalf of the Company's clients and to generate revenues for services provided to the SPEs. GCIB uses SPEs to securitize mortgage-backed securities and clients' trade receivables, to create investment opportunities for clients through collateralized debt obligations (CDOs), and to meet other client needs through structured financing and leasing transactions. All the mortgage-backed securities transactions use QSPEs, as do certain CDOs and structured financing transactions. At December 31, 2002, GCIB was involved with 1,344 SPEs with assets of $384.4 billion, including 482 SPEs with assets of $11.0 billion that were consolidated by the Company and 368 QSPEs with assets amounting to $249.7 billion.

Global Investment Management uses SPEs to create investment opportunities for clients through mutual and money market funds, unit investment trusts, hedge funds and alternative investment structures, substantially all of which were not consolidated by the Company at December 31, 2002. At December 31, 2002, Global Investment Management was involved with 2,711 SPEs with assets of $287.8 billion, including three SPEs with assets of $3.0 billion that were consolidated by the Company and one QSPE with assets of $0.4 billion.

Proprietary Investment Activities invests in various funds as part of its activities on behalf of the Company and also uses SPEs in creating investment opportunities. At December 31, 2002, Proprietary Investment Activities was involved with 22 SPEs with assets of $4.0 billion, including two SPEs with assets of $0.8 billion that were consolidated by the Company and one QSPE with assets of $0.9 billion.

Additional information on the Company's securitization activities can be found in "Off-Balance Sheet Arrangements" on page 79, in Note 13 to the Consolidated Financial Statements, and in "Consolidation of Variable Interest Entities" on page 40.

Argentina

The carrying value of assets and exposures to loss related to the Company's operations in Argentina represents management's estimates based on current economic, legal and political conditions. While these conditions continue to be closely monitored, they remain fluid, and future actions by the Argentine government or further deterioration of its economy could result in changes to those estimates.

The carrying values of certain assets, including the compensation instruments, government-guaranteed promissory notes (GPNs), and government Patriotic Bonds are based on management's estimates of default, recovery rates and any collateral features. These instruments continue to be monitored, and have been written down to represent management's estimate of their collectibility, which could change as economic conditions in Argentina either stabilize or worsen.

At December 31, 2002, the carrying values of the compensation notes, GPNs, and Patriotic Bonds were $276 million, $273 million, and $59 million, respectively. These valuations include write-downs which reduce income.

Management continues to monitor the potential additional economic impact that the ongoing economic crisis may have on the collectibility of loans in Argentina. In 2002, the Company recognized net additions to the allowance for credit losses of $855 million. Additional losses may be incurred in the future.

In 2002, the Company recognized $232 million in charges and related reserves for Amparos. The Argentina Supreme Court is considering the constitutionality of the 2002 redenomination of bank deposits to pesos. A decision that the redenomination was unconstitutional could result in a potential cost to re-dollarize the deposits depending on the terms of the court's decision. Because the provisions of any such decision could take an unknown variety of forms, the additional cost cannot be estimated. Further, any voluntary actions the Company might undertake, such as the settlement of reprogrammed deposits announced in January 2003, could mitigate such cost. In addition, the Company believes it has a sound basis to bring a claim, as a result of various actions of the Argentine government. A recovery on such a claim could serve to reduce the economic loss of the Company. In the opinion of management, the ultimate resolution of the redenomination would not be likely to have a material adverse effect on the consolidated financial condition of the Company, but may be material to the Company's operating results for any particular period.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

Stock-Based Compensation

On January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), prospectively to all awards granted, modified, or settled after January 1, 2003. The prospective method is one of the adoption methods provided for under SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," issued in December 2002. SFAS 123 requires that compensation cost for all stock awards be calculated and recognized over the service period (generally equal to the vesting period). This compensation cost is determined using option pricing models, intended to estimate the fair value of the awards at the grant date. Similar to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," the alternative method of accounting, an offsetting increase to stockholders' equity under SFAS 123 is recorded equal to the amount of compensation expense charged. Earnings per share dilution is recognized as well.

Assuming a three-year vesting provision for options, the estimated impact of this change will be approximately $0.03 per diluted share in 2003 and, when fully phased in over the next three years, approximately $0.06 per diluted share annually. This statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 62.

The Company has made changes to various stock-based compensation plan provisions for future awards. For example, the vesting period and the term of stock options granted in 2003 have been shortened to three and six years, respectively. In addition, the sale of underlying shares acquired through the exercise of options granted after December 31, 2002 will be restricted for a two-year period. The existing stock ownership commitment for senior executives will continue, under which such executives must retain 75% of the shares they own and acquire from the Company over the term of their employment. Original option grants in 2003 and thereafter will not have a reload feature; however, previously granted options will retain that feature. Other changes also may be made that may impact the SFAS 123 adoption estimates disclosed above.

Costs Associated with Exit or Disposal Activities

On January 1, 2003, Citigroup adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 requires that a liability for costs associated with exit or disposal activities, other than in a business combination, be recognized when the liability is incurred. Previous generally accepted accounting principles provided for the recognition of such costs at the date of management's commitment to an exit plan. In addition, SFAS 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. It is not expected that SFAS 146 will materially affect the financial statements. This statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 62.

Consolidation of Variable Interest Entities

In January 2003, FASB released FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation changes the method of determining whether certain entities, including securitization entities, should be included in the Company's Consolidated Financial Statements. An entity is subject to FIN 46 and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation in accordance with SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries" (SFAS 94). A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both.

The provisions of the interpretation are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies in the first fiscal period beginning after June 15, 2003. For any VIEs that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. FIN 46 also mandates new disclosures about VIEs, some of which are required to be presented in financial statements issued after January 31, 2003. See Note 13 to the Consolidated Financial Statements.

The Company is evaluating the impact of applying FIN 46 to existing VIEs in which it has variable interests and has not yet completed this analysis. The rules are recent and, accordingly, they contain numerous provisions that the accounting profession continues to analyze. The Company is considering restructuring alternatives that would enable certain VIEs to meet the criteria for non-consolidation as presently understood. However, at this time, it is anticipated that the effect on the Company's Consolidated Statement of Financial Position could be an increase of $55 billion to assets and liabilities, primarily due to several multi-seller finance companies administered by the Company and certain structured investment vehicles, if these non-consolidation alternatives are not viable. The future viability of these businesses is being assessed. As we continue to evaluate the impact of applying FIN 46, additional entities may be identified that would need to be consolidated by the Company. This paragraph contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 62.

Guarantees and Indemnifications

In November 2002, FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which requires that, for guarantees within the scope of FIN 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. FIN 45 also requires additional disclosures in financial statements for periods ending after December 15, 2002. Accordingly, these new disclosures are included in Note 28 to the Consolidated Financial Statements. It is not expected that the recognition and measurement provisions of FIN 45 will have a material effect on the Company's financial position or operating results. This statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 62.

Federal Financial Institutions Examination Council (FFIEC)

In January 2003, the FFIEC issued guidance on account management and loss allowance practices related to credit card lending. This guidance addresses certain account management and risk management practices as well as income recognition and loss allowance practices for credit card portfolios. The Company is in compliance with the income recognition and loss allowance practices that are set forth in the guidance. The Company continues to assess the impact of the account management and risk management practices portion of the guidance. Certain provisions of the guidance require affected institutions to hold an allowance against the uncollectible portion of accrued interest and fees related to credit card loans that exist on the balance sheet (held portfolio). The Company includes accrued interest and fees receivable on held credit card loans as part of the loan balance, which is included in Loans on the Consolidated Statement of Financial Position. The Company estimates uncollectible interest and fees on credit card loans using migration analysis in which historical delinquency and credit loss experience is applied to the aging of the portfolio. The inherent losses as of the balance sheet date are included as a component of the allowance for credit losses. During 2002, the Company increased the allowance for credit losses by $206 million, through a charge to the provision for credit losses, related to uncollectible interest and fees on held credit card loans.

PENSION ASSUMPTIONS

For the year ended December 31, 2002, pension expense was $24 million for the U.S. plans and $133 million for the foreign plans. During the year ended December 31, 2002, the Company contributed $500 million of Citigroup common stock to its U.S. pension plans and $695 million to its foreign pension plans. Citigroup common stock comprises 7.7% of the U.S. plans' assets at December 31, 2002. All U.S. qualified plans and the funded foreign plans are generally funded to the amounts of accumulated benefit obligations. Net pension expense for the year ended December 31, 2003 for the U.S. plans is not expected to change materially as a result of the amortization of unrecognized net actuarial losses, reflecting our use of the calculated value of assets, which is an averaging process that recognizes changes in the fair values of assets over a period of three years. As the foreign pension plans all use the fair value of plan assets, their pension expense will be directly affected by the actual performance of the plans' assets. This paragraph contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 62.

Expected Rate of Return

Citigroup determines its assumptions for the expected rate of return on plan assets for its U.S. plans using a "building block" approach, which focuses on ranges of anticipated rates of return for each asset class. A weighted range of nominal rates is then determined based on target allocations to each asset class. Citigroup considers the expected rate of return to be a longer-term assessment of return expectations and does not anticipate changing this assumption annually unless there are significant changes in economic conditions. This contrasts with the selection of the discount rate, future compensation increase rate, and certain other assumptions, which are reconsidered annually in accordance with generally accepted accounting principles. The expected rate of return was 8.0% at December 31, 2002 compared with 9.5% at December 31, 2001, reflecting the trend in equity markets. The 8% rate was implemented as of September 1, 2002 when plan assets were revalued in connection with the distribution of a majority portion of Citigroup's ownership interest in TPC to Citigroup common stockholders.

In calculating pension expense for the U.S. plans and in determining the expected rate of return, the Company uses the calculated value of assets. The plans' assets are allocated 58% to equities, 26% to fixed income, and 16% to real estate and other investments at December 31, 2002. The year-end allocation is within the plans' target ranges. Changing the expected rate of return from 9.5% to 8.0% in 2002 had the effect of increasing 2002 net pension expense by $45 million for the year ended December 31, 2002. For the year ended December 31, 2002, if the expected rate of return had been increased by 1%, net pension expense for the U.S. plans would have decreased by $85 million, and if the expected rate of return had been decreased by 1%, net pension expense would have increased by $85 million.

A similar approach has been taken in selecting the expected rates of return for Citigroup's foreign plans. The expected rate of return for each plan is based upon its expected asset allocation. Market performance over a number of earlier years is evaluated covering a wide range of economic conditions to determine whether there are sound reasons for projecting forward any past trends. The expected rates of return for the foreign plans ranged from 3.0% to 12.0% for 2002 compared with a range of 3.0% to 12.0% in 2001. The wide variation in these rates is a result of differing asset allocations in the plans as well as varying local economic conditions. For example in certain countries, local law requires that all pension plan assets must be invested in fixed income investments, or in government funds, or in local country securities. Asset allocations for the foreign plans ranged from 100% fixed income investments to 75% equities/25% fixed income investments. For the year ended December 31, 2002, if the expected rate of return had been increased by 1%, net pension expense for the foreign plans would have decreased by $21 million; if the expected rate of return had been decreased by 1%, net pension expense would have increased by $21 million.

Discount Rate

The discount rate for the U.S. pension and postretirement plans is selected by reference to the Moody's Aa Long-Term Corporate Bond Yield. At December 31, 2002, the Moody's Aa Long-Term Corporate Bond Yield was 6.52% and the discount rate for both the pension and postretirement plans was set at 6.75%, while at December 31, 2001, the Moody's Long-Term Corporate Bond Yield was 7.08% and the discount rate was set at 7.25%. For the year ended December 31, 2002, if the discount rate had been increased by 1%, net pension expense for the U.S. plans would have decreased by $5.0 million, and if the discount rate had been decreased by 1%, net pension expense would have increased by $70 million.

The discount rates for the foreign pension and postretirement plans are selected by reference to high quality corporate bond rates in countries that have developed corporate bond markets. However, where developed corporate bond markets do not exist, the discount rates are selected by reference to local government bond rates with a premium added to reflect the additional risk for corporate bonds. At December 31, 2002, the discount rates for the foreign plans ranged from 2.25% to 12.0% compared with a range of 2.5% to 12.0% at December 31, 2001. For the year ended December 31, 2002, if the discount rate had been increased by 1%, net pension expense for the foreign plans would have decreased by $41 million; if the discount rate had been decreased by 1%, net pension expense would have increased by $46 million.

The following tables show the net income (loss) for Citigroup's businesses both on a product view and on a regional view.

CITIGROUP NET INCOME – PRODUCT VIEW

In millions of dollars	2002	2001 (1)	2000 (1)
Global Consumer			
Cards	**$ 3,125**	$ 2,536	$ 2,179
Consumer Finance	**2,210**	1,905	1,365
Retail Banking	**3,230**	2,508	1,957
Other	**(140)**	(113)	(91)
Total Global Consumer	**8,425**	6,836	5,410
Global Corporate and Investment Bank			
Capital Markets and Banking	**3,871**	3,887	3,567
Transaction Services	**521**	407	465
Other (2)	**(1,363)**	52	(29)
Total Global Corporate and Investment Bank	**3,029**	4,346	4,003
Private Client Services	**722**	767	1,068
Global Investment Management			
Life Insurance and Annuities	**836**	836	794
Private Bank	**456**	368	317
Asset Management	**521**	392	349
Total Global Investment Management	**1,813**	1,596	1,460
Proprietary Investment Activities (3)	**(448)**	318	1,340
Corporate/Other	**(93)**	(634)	(1,050)
Income from Continuing Operations	**13,448**	13,229	12,231
Income from Discontinued Operations (4)	**1,875**	1,055	1,288
Cumulative Effect of Accounting Changes (5)	**(47)**	(158)	—
Total Net Income	**$15,276**	$14,126	$13,519

(1) Reclassified to conform to the 2002 presentation.
(2) 2002 includes a $1.3 billion after-tax reserve for settlement-in-principle and charge for regulatory and legal matters.
(3) Includes Realized Insurance Investment Portfolio Gains (Losses) primarily from the *Life Insurance and Annuities* and Primerica businesses of ($215) million, $94 million and ($72) million for 2002, 2001 and 2000, respectively.
(4) On August 20, 2002, Citigroup completed the distribution to its stockholders of a majority portion of its remaining ownership interest in TPC. Following the distribution, Citigroup began accounting for TPC as discontinued operations. See Note 4 to the Consolidated Financial Statements.
(5) Accounting changes in 2002 of ($47) million include the adoption of the remaining provisions of SFAS 142. Accounting changes in 2001 of ($42) million and ($116) million include the adoption of SFAS 133 and EITF 99-20, respectively. See Note 1 to the Consolidated Financial Statements.

CITIGROUP NET INCOME – REGIONAL VIEW (1)

In millions of dollars	2002	2001 (2)	2000 (2)
North America (excluding Mexico)			
Consumer	**$ 5,399**	$ 4,562	$ 3,571
Corporate and Private Client Services (3)	**1,736**	2,750	2,464
Investment Management	**1,367**	1,313	1,255
Total North America	**8,502**	8,625	7,290
Mexico (4)			
Consumer	**761**	119	(60)
Corporate and Private Client Services	**210**	101	96
Investment Management	**234**	73	27
Total Mexico	**1,205**	293	63
Western Europe			
Consumer	**613**	446	369
Corporate and Private Client Services	**375**	509	697
Investment Management	**4**	4	(21)
Total Western Europe	**992**	959	1,045
Japan			
Consumer	**977**	957	746
Corporate and Private Client Services	**97**	97	348
Investment Management	**57**	33	17
Total Japan	**1,131**	1,087	1,111
Asia (excluding Japan)			
Consumer	**652**	605	530
Corporate and Private Client Services	**662**	617	547
Investment Management	**107**	79	53
Total Asia	**1,421**	1,301	1,130
Latin America			
Consumer	**(144)**	64	209
Corporate and Private Client Services	**75**	538	524
Investment Management	**22**	63	94
Total Latin America	**(47)**	665	827
Central and Eastern Europe, Middle East and Africa			
Consumer	**187**	83	45
Corporate and Private Client Services	**586**	501	395
Investment Management	**22**	31	35
Total Central and Eastern Europe, Middle East and Africa	**785**	615	475
Proprietary Investment Activities	**(448)**	318	1,340
Corporate/Other (5)	**(93)**	(634)	(1,050)
Income from Continuing Operations	**13,448**	13,229	12,231
Income from Discontinued Operations (6)	**1,875**	1,055	1,288
Cumulative Effect of Accounting Changes (7)	**(47)**	(158)	—
Total Net Income	**$15,276**	$14,126	$13,519

(1) Proprietary Investment Activities is centrally managed and not allocated to any region.
(2) Reclassified to conform to the 2002 presentation.
(3) 2002 includes a $1.3 billion after-tax reserve for settlement-in-principle and charge for regulatory and legal matters.
(4) Mexico's results include the operations of Banamex from August 2001 forward.
(5) Corporate/Other is not allocated to any region, however, it is primarily concentrated within North America (excluding Mexico).
(6) See Note 4 to the Consolidated Financial Statements.
(7) See Note 1 to the Consolidated Financial Statements.

SELECTED REVENUE AND EXPENSE ITEMS

Net interest revenue was $37.7 billion in 2002, up $5.0 billion or 15% from 2001, which was up $6.4 billion or 24% from 2000, reflecting the impact of a changing rate environment, business volume growth in most markets and the impact of acquisitions.

Total commissions, asset management and administration fees and other fee revenues of $20.4 billion were down $578 million or 3% in 2002 primarily reflecting decreased activity in over-the-counter securities sales and mutual fund commissions due to depressed market conditions, partially offset by the impact of acquisitions. Insurance premiums of $3.4 billion in 2002 were down 1% from year-ago levels and up $214 million or 7% in 2001 compared to 2000.

Principal transactions revenues of $4.5 billion decreased $1.0 billion or 19% from 2001 primarily reflecting results in GCIB. Realized gains/(losses) from sales of investments of ($485) million in 2002 were down from $237 million in 2001, and down from $760 million in 2000. Other revenue of $5.8 billion in 2002 increased $1.3 billion from 2001, which was down $1.5 billion from 2000. The 2002 increase primarily reflected the gain on the sale of 399 Park Avenue, higher securitization gains and activities, partially offset by lower venture capital activity and increased credit losses on securitized credit card receivables.

Operating Expenses

Operating expenses grew $770 million or 2% to $37.3 billion in 2002, and increased $719 million or 2% from 2000 to 2001. Expenses included the impact from acquisitions and the settlement-in-principle charge which were largely offset by lower compensation and benefits, expense rationalization initiatives and a benefit of $610 million from the absence of goodwill and other indefinite-lived intangible asset amortizations.

The net income line in the following business segments and operating unit discussions excludes the cumulative effect of accounting changes and income from discontinued operations. The cumulative effect of accounting changes and income from discontinued operations is disclosed within the Corporate/Other business segment. See Notes 1 and 4 to the Consolidated Financial Statements. Certain amounts in prior years have been reclassified to conform to the current year's presentation.

GLOBAL CONSUMER

Global Consumer—2002 Net Income
In billions of dollars


$5.410
$6.836
$8.425
2000
2001
2002

Global Consumer—2002 Net Income by Product*


Retail Banking 38%
Cards 36%
Consumer Finance 26%

*Excludes Other

Global Consumer—2002 Net Income by Region*


CEEMEA 2%
Asia 8%
Japan 11%
Western Europe 7%
Mexico 9%
North America 63%

*Excludes Latin America

GLOBAL CONSUMER

In millions of dollars	2002	2001	2000
Revenues, net of interest expense	**$37,069**	$32,365	$28,319
Operating expenses	**16,234**	15,558	14,737
Provisions for benefits, claims, and credit losses	**7,899**	6,096	5,063
Income before taxes and minority interest	**12,936**	10,711	8,519
Income taxes	**4,471**	3,848	3,090
Minority interest, after-tax	**40**	27	19
Net income	**$ 8,425**	$ 6,836	$ 5,410

Global Consumer—which provides banking, lending, including credit and charge cards, investment and personal insurance products and services to customers around the world—reported net income of $8.425 billion in 2002, up $1.589 billion or 23% from 2001, which, in turn, increased $1.426 billion or 26% from 2000, driven by double digit growth in *Retail Banking, Cards* and *Consumer Finance. Retail Banking* net income increased $722 million or 29% in 2002 and $551 million or 28% in 2001 as the impact of acquisitions, including prior-year restructuring charges, combined with growth in North America and the international markets was partially offset by losses in Argentina. *Cards* net income increased $589 million or 23% in 2002 and $357 million or 16% in 2001 mainly reflecting growth in CitiCards and the acquisition of Banamex. *Consumer Finance* net income increased $305 million or 16% in 2002 primarily due to growth in North America and Western Europe, partially offset by the impact of higher net credit losses in Japan. *Consumer Finance* net income increased $540 million or 40% in 2001 mainly reflecting revenue growth and expense savings in North America and higher business volumes, including the impact of acquisitions, in Japan.

Global Consumer net income included a net restructuring-related release of $10 million ($14 million pretax) in 2002 and restructuring-related charges of $127 million ($198 million pretax) in 2001 and $144 million ($223 million pretax) in 2000. See Note 17 to the Consolidated Financial Statements for a discussion of restructuring-related items.

In November 2002, Citigroup completed the acquisition of GSB, which added $25 billion in deposits and $35 billion in loans, including $33 billion in *Retail Banking* and $2 billion in *Consumer Finance.* In February and May 2002, CitiFinancial Japan acquired the consumer finance businesses of Taihei Co., Ltd. (Taihei) and Marufuku Co., Ltd. (Marufuku), respectively, adding $1.1 billion in loans. In August 2001, Citicorp completed its acquisition of Banamex, adding approximately $20 billion in consumer deposits and $10 billion in loans, including $8 billion in *Retail Banking* and $2 billion in *Cards.* Subsequently, Citibank Mexico's banking operations merged into Banamex, with Banamex being the surviving entity. In July 2001, Citibanking North America completed the acquisition of European American Bank (EAB), adding $9 billion in deposits and $4 billion in loans. In September 2000, CitiFinancial Japan completed the acquisition of Unimat Life Corporation (Unimat) which added $1.2 billion in loans. These acquisitions were accounted for as purchases, therefore, their results are included in the Global Consumer results from the dates of acquisition. On November 30, 2000, Citigroup completed its acquisition of Associates First Capital Corporation (Associates) which was accounted for as a pooling of interests and is included in the results of *Cards, Consumer Finance* and *Retail Banking.*

The table below shows net income by region for Global Consumer.

Global Consumer Net Income – Regional View

In millions of dollars	2002	2001	2000
North America (excluding Mexico)	**$5,399**	$4,562	$3,571
Mexico	**761**	119	(60)
Western Europe	**613**	446	369
Japan	**977**	957	746
Asia (excluding Japan)	**652**	605	530
Latin America	**(144)**	64	209
Central and Eastern Europe, Middle East and Africa	**167**	83	45
Total Net Income	**$8,425**	$6,836	$5,410

Growth in Global Consumer in 2002 was led by North America (excluding Mexico), Mexico and Western Europe and was partially offset by a decline in Latin America. North America (excluding Mexico) grew 18%, reflecting increases in all product lines combined with the addition of GSB. Mexico increased $642 million, mainly due to the Banamex acquisition in August

2001. Western Europe experienced growth of 37% in 2002, driven by strengthening currencies and higher loan volumes in *Retail Banking* and *Consumer Finance*. Income in Japan increased 2% as a gain on sale of the mortgage portfolio in *Retail Banking* was partially offset by higher credit costs in *Consumer Finance*. The decline in Latin America of $208 million in 2002 was mainly due to economic conditions in Argentina which impacted all product lines. The increase in CEEMEA of $84 million mainly reflected a gain resulting from the disposition of a portion of an equity investment along with growth in credit card receivables and deposit volumes.

CARDS

In millions of dollars	**2002**	2001	2000
Revenues, net of interest expense	**$13,788**	$12,054	$10,703
Operating expenses	**5,560**	5,499	5,343
Provision for credit losses	**3,424**	2,596	1,951
Income before taxes and minority interest	**4,804**	3,959	3,409
Income taxes	**1,677**	1,423	1,230
Minority interest, after-tax	**2**	—	—
Net income	**$ 3,125**	$ 2,536	$ 2,179
Average assets *(in billions of dollars)*	**63**	60	57
Return on assets	**4.96%**	4.23%	3.82%

Cards—which includes bankcards, private-label cards and charge cards in 47 countries around the world—reported net income of $3.125 billion in 2002, up $589 million or 23% from 2001, led by North America which benefited from revenue growth and expense management as well as the acquisition of Banamex in August 2001. Net income in 2001 of $2.536 billion was up $357 million or 16% from 2000, driven by growth in Citi Cards, prior-year restructuring-related items and the Banamex acquisition, partially offset by declines resulting from economic conditions in Argentina.

As shown in the following table, average managed loans grew 6% in 2002, reflecting growth of 5% in North America and 8% in International Cards. Growth in North America was led by Citi Cards, which benefited from increased advertising and marketing expenditures, and Mexico, which included the effect of the Banamex acquisition. Growth in International Cards reflected broad-based increases in Asia and growth in Western Europe, led by the U.K., Greece and Spain, all of which also benefited from strengthening currencies in 2002. The growth in International Cards was partially offset by a decline in Argentina reflecting the negative impact of foreign currency translation and lower loan volumes. Average managed loans grew 10% in 2001, mainly reflecting growth in Citi Cards and the addition of Banamex. Sales were up 5% in 2002, reflecting growth in Citi Cards, Western Europe and Asia combined with the impact of the events of September 11th on prior-year sales levels. Sales were unchanged in 2001 as the negative impact of the events of September 11th and the sale of Diners Club franchises in Western Europe were partially offset by the addition of Banamex.

In billions of dollars	**2002**	2001	2000
Sales			
North America	**$245.1**	$233.2	$231.4
International	**34.0**	32.4	34.2
Total sales	**$279.1**	$265.6	$265.6
Average managed loans			
North America	**$110.2**	$104.6	$ 94.0
International	**10.8**	10.0	9.8
Total average managed loans	**$121.0**	$114.6	$103.8

Revenues, net of interest expense, of $13.788 billion in 2002 increased $1.734 billion or 14% from 2001, primarily reflecting growth in North America, Asia and Western Europe, partially offset by a decline in Latin America. Revenue growth in North America was mainly due to spread improvements, resulting from lower cost of funds that was partially offset by lower yields, combined with the benefit of receivable growth and the acquisition of Banamex. Citi Cards revenues in 2002 also included net gains of $425 million as a result of changes in estimates in the timing of revenue recognition on securitizations and $128 million from an increase in the amortization period for certain direct loan origination costs. Growth in Asia was led by Korea, the Philippines and Malaysia while growth in Western Europe was led by the U.K., Spain and Greece, and included the benefit of foreign currency translation. The decline in Latin America reflected continued weakness in Argentina where reduced business activity and the negative impact of foreign currency translation in 2002 were partially offset by redenomination losses of $111 million associated with consumer loans in 2001. Revenues in 2001 increased $1.351 billion or 13% from 2000 as spread improvements, increased receivables and the addition of Banamex were partially offset by redenomination losses in Argentina.

Operating expenses of $5.560 billion in 2002 increased $61 million or 1% from 2001. Operating expenses in 2002 included a net restructuring reserve release of $23 million ($14 million after-tax) compared to restructuring-related charges of $16 million ($11 million after-tax) in 2001. Excluding restructuring-related items, expenses increased 2% in North America and 1% in International Cards. Expense growth in North America reflected the addition of Banamex and increased advertising and marketing costs in Citi Cards that were partially offset by disciplined expense management including the impact of expense reduction initiatives in Diners Club N.A. In 2001, operating expenses of $5.499 billion grew $156 million or 3% from 2000 as volume-related increases and the addition of Banamex were partially offset by lower restructuring-related charges. Operating expenses in 2000 included restructuring-related charges of $96 million ($60 million after-tax), mainly reflecting actions in Citi Cards.

The provision for credit losses in 2002 was $3.424 billion compared to $2.596 billion in 2001 and $1.951 billion in 2000. The increase in the provision for credit losses reflected the impact of receivable growth, primarily in Citi Cards and the U.K., and higher loss rates in Hong Kong, as well as an increase resulting from the Argentine crisis. The provision for credit loss in 2002 also included a $206 million addition to the loan loss reserve established in accordance with recent FFIEC guidance related to uncollectible interest and late fees for on-balance sheet credit card receivables in Citi Cards.

The securitization of credit card receivables is limited to the Citi Cards business within North America. At December 31, 2002, securitized credit card receivables were $67.1 billion, compared to $67.0 billion at December 31, 2001 and $57.2 billion at December 31, 2000. Credit card receivables held-for-sale were $6.5 billion at December 31, 2002 and 2001, compared to $8.1 billion at December 31, 2000. Because securitization changes Citigroup's role from that of a lender to that of a loan servicer, it removes the receivables from Citigroup's balance sheet and affects the amount of revenue and the manner in which revenue and the provision for credit losses are classified in the income statement. For securitized receivables and receivables held-for-sale, gains are recognized upon sale and amounts that would otherwise be reported as net interest revenue, fee and commission revenue, and credit losses on loans are instead reported as fee and commission revenue (for servicing fees) and other revenue (for the remaining revenue, net of credit losses and the amortization of previously recognized securitization gains). Because credit losses are a component of these cash flows, revenues over the term of the transactions may vary depending upon the credit performance of the securitized receivables. However, Citigroup's exposure to credit losses on the securitized receivables is contractually limited to the cash flows from the receivables.

Including the effect of securitizations, managed net credit losses in 2002 were $7.175 billion with a related loss ratio of 5.93%, compared to $6.051 billion and 5.28% in 2001 and $4.367 billion and 4.21% in 2000. The increase in the net credit loss ratio in 2002 was primarily due to increases in Citi Cards, reflecting industry-wide trends in the U.S., combined with increases in Asia resulting from higher bankruptcy losses in Hong Kong. Loans delinquent 90 days or more on a managed basis were $2.398 billion or 1.84% at December 31, 2002, compared to $2.384 billion or 1.96% at December 31, 2001 and $1.671 billion or 1.46% at December 31, 2000.

CONSUMER FINANCE

In millions of dollars	**2002**	2001	2000
Revenues, net of interest expense	**$9,654**	$8,838	$7,704
Operating expenses	**3,002**	3,336	3,446
Provisions for benefits, claims, and credit losses	**3,240**	2,499	2,127
Income before taxes	**3,412**	3,003	2,131
Income taxes	**1,202**	1,098	766
Net income	**$2,210**	$1,905	$1,365
Average assets *(in billions of dollars)*	**$ 91**	$ 84	$ 76
Return on assets	**2.43%**	2.27%	1.80%

Consumer Finance—which provides community-based lending services through branch networks, regional sales offices and cross-selling initiatives with other Citigroup businesses—reported net income of $2.210 billion in 2002, up $305 million or 16% from 2001, as revenue growth and continued efficiencies resulting from the integration of Associates in North America were partially offset by higher net credit losses in the U.S. and Japan. Net income growth in 2002 included after-tax benefits of $117 million due to the absence of goodwill and other indefinite-lived intangible asset amortization. Net income of $1.905 billion in 2001 grew $540 million or 40% from 2000, primarily reflecting growth in receivables and expense savings in North America combined with the impact of acquisitions in Japan.

In billions of dollars	**2002**	2001	2000
Average loans			
Real estate-secured loans	**$46.9**	$44.1	$37.8
Personal	**20.6**	19.2	17.3
Auto	**6.6**	4.6	3.7
Sales finance and other	**3.8**	3.5	3.5
Total average loans	**$77.9**	$71.4	$62.3

As shown in the preceding table, average loans grew 9% in 2002 resulting from the cross-selling of products through Primerica, an increase in auto loans in the U.S., the acquisitions of Taihei and Marufuku in Japan and growth in real estate-secured loans in Western Europe. Average auto loans in 2002 increased $2.0 billion or 43% from 2001, reflecting a shift in funding policy to fund business volumes internally and the addition of GSB auto loans in November 2002. In Japan, average loans of $12.2 billion in 2002 grew $1.6 billion or 15% from 2001, reflecting, in part, the acquisitions of Taihei and Marufuku which added $1.1 billion to average loans, primarily personal loans. Average loans grew 15% in 2001 mainly reflecting higher volumes from CitiFinancial locations, the cross-selling of products through Primerica and the impact of acquisitions in the U.S. and Japan.

As shown in the following table, the average net interest margin of 11.01% in 2002 increased 15 basis points from 2001 as improved margins in North America were partially offset by compression in International Consumer Finance. In North America, the average net interest margin was 8.47% in 2002, increasing 28 basis points from the prior year as the benefit of lower cost of funds was partially offset by lower yields, both reflecting a lower interest rate environment. The average net interest margin for International Consumer Finance was 21.14% in 2002, down 99 basis points from the prior year as lower cost of funds was more than offset by a decrease in yields resulting, in part, from strong growth in lower-risk real estate-secured loans, that have lower yields, in Western Europe. The average net interest margin of 10.86% in 2001 increased 40 basis points from 2000, as lower cost of funds was partially offset by growth in real estate-secured loans.

	2002	2001	2000
Average net interest margin			
North America	**8.47%**	8.19%	8.01%
International	**21.14%**	22.13%	21.66%
Total	**11.01%**	10.86%	10.46%

Revenues, net of interest expense, of $9.654 billion in 2002 increased $816 million or 9% from 2001. The increase in revenue reflected growth of 10% in North America and 8% in International Consumer Finance. Revenue growth in North America reflected the benefit of receivable growth which included the acquisition of GSB and improved net interest margins. In International Consumer Finance, revenue growth in Japan and Western Europe was partially offset by a decline in Latin America. Revenue growth in Japan was primarily driven by the impact of acquisitions and was partially offset by lower foreign currency gains. Revenue growth in Western Europe reflected higher volumes and the benefit of foreign currency translation, partially offset by lower yields. The decline in Latin America was due to continued weakness in Argentina where reduced business activity and the negative impact of foreign currency translation in 2002 was partially offset by redenomination losses of $62 million associated with consumer loans in 2001. Revenues of $8.838 billion in 2001 increased $1.134 billion or

15% from 2000 reflecting the benefit of receivable growth in North America, Western Europe and Japan, including the acquisition of Unimat, partially offset by redenomination losses in Argentina.

Operating expenses of $3.002 billion in 2002 decreased $334 million or 10% from 2001 reflecting declines of 8% in North America and 13% in International Consumer Finance. The improvement in expenses was primarily due to continued benefits from the integration of Associates in the U.S., the absence of goodwill and other indefinite-lived intangible asset amortization and the benefit of foreign currency translation and management expense initiatives in Latin America. Expenses of $3.336 billion in 2001 decreased $110 million or 3% from 2000 reflecting expense savings in the U.S., as well as higher restructuring-related charges in 2000, partially offset by the addition of Unimat in Japan. Operating expenses included restructuring-related charges of $8 million ($6 million after-tax) in 2002, $34 million ($20 million after-tax) in 2001 and $108 million ($70 million after-tax) in 2000. Restructuring-related charges in 2001 and 2000 were mainly due to actions in the U.S.

The provisions for benefits, claims, and credit losses were $3.240 billion in 2002, up from $2.499 billion in 2001 and $2.127 billion in 2000, primarily reflecting increases in the provision for credit losses in Japan and the U.S., including the impact of acquisitions. Net credit losses and the related loss ratio were $2.968 billion and 3.81% in 2002, up from $2.213 billion and 3.10% in 2001 and $1.845 billion and 2.96% in 2000. In North America, net credit losses were $1.865 billion and the related loss ratio was 3.00% in 2002, compared to $1.527 billion and 2.65% in 2001, and $1.339 billion and 2.61% in 2000. The increase in net credit losses in 2002 was due to increases in the personal and auto loan portfolios in the U.S. Net credit losses in the U.S. included $76 million in 2001 from sales of certain under-performing loans, which were charged against the allowance for credit losses and resulted in a 13 basis point increase to the net credit loss ratio in North America. Net credit losses in International Consumer Finance were $1.103 billion and the related loss ratio was 7.05% in 2002, up from $686 million and 5.01% in 2001 and $506 million and 4.58% in 2000 primarily due to increased bankruptcy filings and deteriorating credit quality in selected portions of the Japan portfolio.

Loans delinquent 90 days or more were $2.119 billion or 2.52% of loans at December 31, 2002, compared to $2.243 billion or 3.04% at December 31, 2001 and $1.435 billion or 2.15% at December 31, 2000. The decrease in delinquencies in 2002 was primarily due to improvements in the U.S., including the impact of credit risk management initiatives undertaken as part of the integration of Associates.

In Japan, net credit losses and the related loss ratio are expected to increase from 2002 as a result of economic conditions and credit performance of the portfolios, including increased bankruptcy filings. This is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 62.

RETAIL BANKING

In millions of dollars	**2002**	2001	2000
Revenues, net of interest expense	**$13,335**	$11,281	$9,696
Operating expenses	**7,149**	6,300	5,585
Provisions for benefits, claims, and credit losses	**1,235**	1,061	980
Income before taxes and minority interest	**4,951**	3,920	3,131
Income taxes	**1,683**	1,385	1,155
Minority interest, after-tax	**38**	27	19
Net income	**$ 3,230**	$ 2,508	$1,957
Average assets *(in billions of dollars)*	**$ 176**	$ 139	$ 110
Return on assets	**1.84%**	1.80%	1.78%

Retail Banking—which delivers banking, lending, investment and insurance services to customers through retail branches, electronic delivery systems and the network of Primerica independent agents—reported net income of $3.230 billion in 2002, up $722 million or 29% from 2001. The increase in *Retail Banking* reflected growth in both North America and International Retail Banking net income of $714 million or 47% and $8 million or 1%, respectively. Growth in North America was primarily due to the impact of acquisitions, revenue growth in Citibanking North America and Consumer Assets as well as restructuring-related charges in the prior year. The increase in International Retail Banking reflected growth in all regions except Latin America, which continued to be impacted by economic weakness in Argentina. Net income of $2.508 billion in 2001 grew $551 million or 28% from 2000 reflecting the impact of acquisitions in North America and growth in International Retail Banking in all regions except Latin America.

As shown in the following table, *Retail Banking* grew customer deposits and average loans in 2002. The growth in North America primarily reflected the timing of acquisitions. In addition, North America experienced customer deposit growth in Citibanking North America and average loan growth in Consumer Assets, primarily due to increased student loans and mortgage loans held for sale. International Retail Banking average loans declined 1% in 2002 as the impact of credit risk management initiatives and foreign currency translation in Argentina and the sale of the mortgage portfolio in Japan were partially offset by growth in installment loans, including the impact of foreign currency translation, in Germany. Average customer deposits in the international markets were essentially unchanged in 2002 as growth in Japan was offset by the negative impact of foreign currency translation in Argentina. Growth in average customer deposits in 2001 was driven by the acquisitions of Banamex and EAB as well as increases in all markets except Latin America.

Increases in average loans in 2001 were mainly due to acquisitions and growth in Consumer Assets and Western Europe.

In billions of dollars	2002	2001	2000
Average customer deposits			
North America	**$ 91.2**	$ 68.2	$ 50.0
International	**79.0**	78.8	72.8
Total average customer deposits	**$170.2**	$147.0	$122.8
Average loans			
North America (1)	**$ 75.6**	$ 59.8	$ 45.4
International	**37.4**	37.6	36.4
Total average loans	**$113.0**	$ 97.4	$ 81.8

(1) Includes loans held for sale.

Revenues, net of interest expense, of $13.335 billion in 2002 increased $2.054 billion or 18% from 2001. Revenues in North America grew $1.939 billion or 28%, driven by the impact of acquisitions combined with growth in Citibanking North America, Consumer Assets and Primerica. Excluding the acquisitions of EAB and GSB, growth in Citibanking North America reflected the benefit of customer deposit growth and increased debit card fees, partially offset by reduced net funding and positioning spreads. Excluding the acquisition of GSB, revenue growth in Consumer Assets was mainly due to higher mortgage securitization income and increased spreads and volumes in student loans, partially offset by lower servicing revenue. The decline in servicing revenue primarily reflected increased mortgage refinancing and prepayment activity that was driven by lower interest rates. Revenue growth in Primerica was driven by volume-related growth in insurance premiums. International Retail Banking revenues increased $115 million or 3% reflecting growth across the regions, partially offset by a decline in Latin America. Growth in Western Europe was largely due to increased loan volumes and improved spreads, along with the benefit of foreign currency translation. Revenue increases in Asia and CEEMEA reflected the benefit of growth in business volumes and investment product fees. In Japan, a $65 million gain on sale of the mortgage portfolio and growth in investment product fees resulted in a 15% increase in revenues. The decline in Latin America was due to events in Argentina, which included losses on Amparos, reduced business activity due to the economic situation, the negative impact of foreign currency translation and losses resulting from government-mandated inflation-indexed interest accruals. The 2002 decline in Latin America was partially offset by redenomination losses in 2001 of $62 million associated with consumer loans in Argentina. Revenues of $11.281 billion in 2001 grew $1.585 billion or 16% from 2000 reflecting the impact of acquisitions along with growth in Citibanking North America, Consumer Assets, Asia and CEEMEA.

Operating expenses of $7.149 billion in 2002 increased $849 million or 13% from 2001 reflecting increases of 21% in North America and 2% in International Retail Banking. Operating expenses in 2002 included restructuring-related charges of $5 million compared to restructuring-related charges of $128 million ($83 million after-tax) in 2001, primarily related to the acquisition of Banamex, and $22 million ($16 million after-tax) in 2000. Excluding restructuring-related charges, the increase in North America resulted from the impact of acquisitions and other volume-related increases. The increase in International Retail Banking reflected the impact of increased business volumes, partially offset by expense reduction initiatives and the impact of foreign currency translation in Latin America. Operating expenses in 2001 were up $715 million or 13% compared to 2000 primarily reflecting the addition of EAB and Banamex, higher restructuring-related charges, increased advertising and marketing costs and other volume-related increases.

The provisions for benefits, claims, and credit losses were $1.235 billion in 2002, up from $1.061 billion in 2001 and $980 million in 2000. The increase in the provisions for benefits, claims, and credit losses in 2002 was mainly due to the inclusion of a full year for Banamex combined with the impact of loan growth and higher net credit losses as well as an increase resulting from the Argentine crisis. The increase in the provisions in 2001 compared to 2000 was mainly due to the impact of acquisitions, partially offset by a decline in Asia. Net credit losses were $753 million and the related loss ratio was 0.67% in 2002, compared to $636 million and 0.65% in 2001 and $618 million and 0.76% in 2000. The 2002 increase in net credit losses was mainly due to the acquisition of Banamex.

Loans delinquent 90 days or more were $4.150 billion or 2.84% of loans at December 31, 2002, compared to $3.437 billion or 3.30% at December 31, 2001 and $2.124 billion or 2.37% in 2000. The increase in delinquent loans in 2002 was primarily due to increases in Consumer Assets and Western Europe, partially offset by improvements in the mortgage and middle market loan portfolios in Mexico. The increase in Consumer Assets mainly reflected the addition of GSB and a higher level of buy backs from GNMA pools where credit risk is maintained by government agencies. The increase in Western Europe occurred mainly in Germany and reflected the impact of statutory changes and foreign currency translation.

Average assets of $176 billion in 2002 increased $37 billion from 2001, which, in turn, increased $29 billion from 2000. The increases in 2002 and 2001 primarily reflected the acquisitions of Banamex, EAB and GSB.

OTHER CONSUMER

In millions of dollars	2002	2001	2000
Revenues, net of interest expense	**$ 292**	$ 192	$ 216
Operating expenses	**523**	423	363
Provisions for benefits, claims, and credit losses	**—**	(60)	5
Income before tax benefits	**(231)**	(171)	(152)
Income tax benefits	**(91)**	(58)	(61)
Net loss	**$(140)**	$(113)	$ (91)

Other Consumer—which includes certain treasury and other unallocated staff functions, global marketing and other programs—reported losses of $140 million, $113 million and $91 million in 2002, 2001 and 2000, respectively. Included in the 2002 results was a $52 million gain resulting from the disposition of a portion of an equity investment in CEEMEA and gains from the sales of buildings in Asia. Excluding these items, the increase in losses from 2001 reflected lower foreign currency hedge gains and an increase in legal costs in connection with settlements reached during the year. The increase in losses from 2000 was primarily due to lower treasury results and lower foreign currency hedge gains.

Operating expenses included a restructuring-related credit of $4 million in 2002, a restructuring-related charge of $20 million ($13 million after-tax) in 2001 and a restructuring-related credit of $3 million in 2000.

Revenues, expenses, and the provisions for benefits, claims and credit losses reflect offsets to certain line-item reclassifications reported in other Global Consumer operating segments.

GLOBAL CONSUMER OUTLOOK

Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 62.

During 2003, the Global Consumer businesses will continue to maintain a focus on tight expense control and productivity improvements. While the businesses will also focus on expanding the base of stable and recurring revenues and managing credit risk, revenue and credit performance will also be impacted by U.S. and global economic conditions, including the level of interest rates, bankruptcy filings and unemployment rates, as well as political policies and developments around the world. The Company remains diversified across a number of geographies, product groups and customer segments and continues to monitor the economic situation in all of the countries in which it operates.

Cards— In 2002, *Cards* reported record income of $3.1 billion, an increase of 23% from 2001 as operating margins continued to expand with 13% growth in risk-adjusted revenue outpacing a 1% increase in expenses. In 2003, *Cards* is expected to deliver strong earnings growth with increased receivables and moderately improved net credit losses.

In 2003, Citi Cards expects continued income growth and consistent risk-adjusted revenue performance, despite the continuation of a challenging competitive environment. The business expects to achieve strong receivable growth through the addition of certain private label card programs, organic growth and new product launches. In Mexico, the Company will continue to leverage the expertise and experience of the global *Cards* franchise. International Cards is also expecting strong earnings growth in 2003 with a focus on expanding the revenue base through growth in sales, receivables and accounts while investing in both new and existing markets, including expansion in Europe and the recently announced joint venture with the Shanghai Pudong Development Bank in China.

Consumer Finance— In 2002, *Consumer Finance* reported record income of $2.2 billion, an increase of 16% from 2001 as revenue growth and continued expense reductions offset higher credit costs. In 2003, *Consumer Finance* expects moderate income growth.

In North America, CitiFinancial expects to deliver income growth through the integration of GSB auto operations combined with growth in receivables and a continued focus on expense management. Moderate revenue growth is anticipated in 2003 as the impact of receivable growth is partially offset by the continued shift in the portfolio toward higher-quality credits with a more diversified and competitively priced product set. In the international markets, growth in 2003 is expected to be negatively impacted by performance in Japan, where challenging economic conditions persist. Throughout 2002, the consumer finance industry in Japan experienced significant increases in bankruptcy losses that reached record levels. In 2003, we expect credit losses in Japan to continue to rise and volume pressure, resulting from a tightening of underwriting standards in 2002, to continue. To mitigate the impact of the deteriorating environment, the business increased its focus on operating efficiencies through the centralization of back-office functions and rationalization of the branch network. In other international markets, important growth opportunities are anticipated as we continue to focus on gaining market share in both new and established markets including Denmark, Poland, South Korea and Thailand.

Retail Banking— In 2002, *Retail Banking* reported record income of $3.2 billion, an increase of 29% from 2001, reflecting a year of continued success in core business performance across most regions combined with the impact of acquisitions, which helped to drive North America income up 47%. In 2003, *Retail Banking* expects to deliver strong income increases with ongoing improvements in core business performance and the addition of GSB while continuing to manage through the economic uncertainties in Latin America, including the impact of Argentine government actions on consumer deposits in that country. For further information regarding the situation in Argentina, see the discussions on the "Impact from Argentina's Economic Changes" and "Argentina" on pages 34 and 39, respectively.

In 2003, we expect to complete the integration of GSB, which added 352 branches, primarily in California, and significantly improves our penetration in the west coast market as well as provides an important foothold in the growing Hispanic banking market. The technology portion of the integration should be completed in the first quarter of 2003, while the transition to the Citi sales model, which began with the offering of selective Citigroup products in November 2002, is expected to be ongoing throughout 2003. In 2003, Citibanking North America will maintain a focus on improving sales productivity in the financial centers, increasing customer retention and cross-selling in the branch network and leveraging technologies to drive cost efficiencies. In Consumer Assets, CitiMortgage is expected to achieve growth through continued market share gains in originations and reduced costs from operational efficiencies while Student Loans will continue to benefit from the strong Citi brand, an expanded national sales force and best-in-class online applications and customer service. Primerica expects to sustain momentum in recruiting and production volumes through focused product offerings, sales and product training programs, and continued dedication to its cross-selling relationships while further developing its international presence. The *Retail Banking* business in Mexico is expected to benefit from improved operating margins in 2003 as cost management restrains expense growth and the business focuses on deposit growth in the retail and middle market segments. In the international markets, Western Europe is expected to deliver strong growth through continued focus on defined customer segments and core product offerings combined with strategic investments in distribution platforms and tight expense management. In Japan, the business will continue to build on its strength in investment product sales and deposit gathering. In 2003, the business focus in Asia will be on maintaining sound expense management and tight credit underwriting while continuing to build on revenue momentum through growth in branch lending and investment product sales. CEEMEA anticipates continued market share expansion in established markets, as well as the build-out of the new franchise in Russia.

GLOBAL CORPORATE AND INVESTMENT BANK



Global Corporate and Investment Bank—
2002 Net Income
In billions of dollars
$4.003
$4.346
$3.029
2000
2001
2002



Global Corporate and Investment Bank—
2002 Net Income by Product*
Transaction Services 12%
Capital Markets and Banking 88%
*Excludes Other Corporate



Global Corporate and Investment Bank—
2002 Net Income by Region
CEEMEA 20%
Latin America 2%
North America 34%
Asia 22%
Mexico 7%
Japan 3%
Western Europe 12%

GLOBAL CORPORATE AND INVESTMENT BANK

In millions of dollars	2002	2001 (1)	2000 (1)
Revenues, net of interest expense	**$20,218**	$20,806	$19,342
Operating expenses	**12,746**	12,610	12,108
Provision for credit losses	**2,814**	1,460	947
Income before taxes and minority interest	**4,658**	6,736	6,287
Income taxes	**1,604**	2,364	2,266
Minority interest, after-tax	**25**	26	18
Net income	**$ 3,029**	$ 4,346	$ 4,003

(1) Reclassified to conform to the 2002 presentation.

Global Corporate and Investment Bank (GCIB) serves corporations, financial institutions, governments, investors and other participants in capital markets throughout the world and consists of *Capital Markets and Banking* and *Transaction Services.* The primary businesses in *Capital Markets and Banking* include Fixed Income, Equities, Investment Banking, Sales & Trading (which mainly operates in Asia, Latin America, CEEMEA and Mexico), CitiCapital and Lending.

On June 7, 2000, GCIB completed the acquisition of a majority interest in Bank Handlowy, a leading bank in Poland. On May 1, 2000, GCIB completed the acquisition of the global investment banking business and related net assets of Schroders PLC (Schroders), including all corporate finance, financial markets and securities activities. During the second quarter of 2000, GCIB strengthened its position in the U.S. leasing market through the purchase of Copelco. The results of Banamex are included from August 6, 2001 forward.

GCIB reported net income of $3.029 billion, $4.346 billion and $4.003 billion in 2002, 2001 and 2000, respectively. The decrease in 2002 net income reflects decreases of $1.415 billion in Other Corporate and $16 million in *Capital Markets and Banking,* offset by an increase of $114 million or 28% in *Transaction Services.* The increase in 2001 net income reflects increases of $320 million or 9% in *Capital Markets and Banking* and $81 million in Other Corporate, offset by a decline of $58 million or 12% in *Transaction Services.*

Capital Markets and Banking net income of $3.871 billion in 2002 decreased $16 million compared to 2001 primarily reflecting a higher provision for credit losses, decreases in Latin America primarily due to Argentina and lower business volumes in Investment Banking and Equities, partially offset by lower compensation and benefits, increases in Sales & Trading and Fixed Income, gains on credit derivatives associated with the loan portfolio, 2001 restructuring charges of $121 million (after-tax) and the benefit from the absence of goodwill and other indefinite-lived intangible asset amortization. The increase in *Capital Markets and Banking* 2001 net income compared to 2000 was primarily due to strong growth in Fixed Income, Sales & Trading and gains on asset sales in CitiCapital, partially offset by weakness in Equities, lower earnings from the investment in Nikko Cordial, a higher provision for credit losses and restructuring-related charges of $121 million (after-tax) in 2001.

Transaction Services net income of $521 million in 2002 increased $114 million or 28% from 2001 primarily due to higher volumes, the impact of expense control initiatives, investment gains in Europe and Asia and prior-year restructuring-related charges of $13 million (after-tax), partially offset by trade finance write-offs in Argentina and Brazil and spread compression. The decrease in *Transaction Services* 2001 net income compared to 2000 was primarily due to increased investment spending on Internet initiatives, declining spreads and a restructuring related charge of $13 million (after-tax) in 2001, partially offset by higher business volumes, including the acquisitions of Bank Handlowy and Banamex.

The decline in Other Corporate in 2002 was primarily due to a $1.323 billion after-tax charge related to the establishment of reserves for the settlement-in-principle with regulators and related civil litigation, as well as regulatory inquiries and private litigation related to Enron, partially offset by a $52 million after-tax gain resulting from the disposition of a portion of an equity investment in CEEMEA. The improvement in 2001 was primarily due to gains on building sales in Asia and the release of a rent reserve in 2001 that was no longer required.

The businesses of GCIB are significantly affected by the levels of activity in the global capital markets which, in turn, are influenced by macro-economic and political policies and developments, among other factors, in over 100 countries in which the businesses operate. Global economic and market events can have both positive and negative effects on the revenue performance of the businesses and can affect credit performance. Losses on corporate lending activities and the level of cash-basis loans can vary widely with respect to timing and amount, particularly within any narrowly defined business or loan type. Net credit losses and cash-basis loans are expected to be comparable to 2002 levels due to weak global economic conditions, sovereign or regulatory actions and other factors. This paragraph contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 62.

CAPITAL MARKETS AND BANKING

In millions of dollars	**2002**	2001	2000
Revenues, net of interest expense	**$16,898**	$17,492	$16,192
Operating expenses	**8,350**	9,941	9,528
Provision for credit losses	**2,605**	1,439	920
Income before taxes and minority interest	**5,943**	6,112	5,744
Income taxes	**2,048**	2,206	2,152
Minority interest, after-tax	**24**	19	25
Net income	**$ 3,871**	$ 3,887	$ 3,567

Capital Markets and Banking delivers a full range of global financial services and products including investment banking, institutional brokerage, advisory services, foreign exchange, structured products, derivatives, loans, leasing and equipment finance.

Capital Markets and Banking net income was $3.871 billion in 2002 compared to $3.887 billion in 2001 and $3.567 billion in 2000. Net income decreased $16 million during 2002 primarily due to a higher provision for credit losses; decreases in Latin America primarily due to Argentina and lower business volumes in Investment Banking and Equities, partially offset by lower compensation and benefits; increases in Sales & Trading and Fixed Income; gains on credit derivatives associated with the loan portfolio; 2001 restructuring charges of $121 million (after-tax); and the benefit from the absence of goodwill and other indefinite-lived intangible asset amortization. Net income in 2001 increased $320 million or 9% primarily reflecting strong growth in Fixed Income, Sales & Trading and gains on asset sales in CitiCapital, partially offset by weakness in Equities, lower earnings from the investment in Nikko Cordial, a higher provision for credit losses and restructuring-related charges of $121 million (after-tax) in 2001.

Revenues, net of interest expense, of $16.898 billion in 2002 decreased $594 million or 3% from 2001 primarily reflecting decreases in Latin America that were mainly due to redenomination losses and write-downs of sovereign securities in Argentina and declines in Investment Banking and Equities, partially offset by growth in Sales & Trading and Fixed Income, gains on credit derivatives associated with the loan portfolio, a gain on sale of interest in European market exchanges and the acquisition of Banamex. In 2002, Fixed Income and Sales & Trading benefited from a low interest rate environment. Revenues, net of interest expense, of $17.492 billion in 2001 increased $1.300 billion or 8% from 2000 primarily due to strong growth in Fixed Income, higher Sales & Trading, gains on asset sales in CitiCapital, the acquisition of Banamex and benefits from capital hedging activities, partially offset by weakness in Equities and lower earnings from the investment in Nikko Cordial.

Operating expenses were $8.350 billion in 2002 compared to $9.941 billion in 2001 and $9.528 billion in 2000. Operating expenses decreased $1.591 billion or 16% in 2002 compared to 2001 primarily due to lower compensation and benefits, expense rationalization initiatives, a benefit from the absence of goodwill and other indefinite-lived intangible asset amortization of $69 million (pretax) and 2001 restructuring charges of $200 million (pretax), partially offset by severance-related charges in the fourth quarter of 2002. Compensation and benefits decreased primarily reflecting lower incentive compensation, which is impacted by the revenue and credit performance of the business, and savings from restructuring actions initiated in 2001. Operating expenses increased $413 million or 4% in 2001 compared to 2000 primarily due to increases in incentive compensation and the acquisition of Banamex.

The provision for credit losses was $2.605 billion in 2002 compared to $1.439 billion in 2001 and $920 million in 2000. The increase in 2002 primarily reflects higher provisions for exposures in the energy and telecommunications industries and Argentina, partially offset by higher 2001 credit losses in the CitiCapital transportation portfolio. The increase in 2001 was primarily due to increases in the transportation leasing portfolio, higher net credit losses in the telecommunications, energy, retail and airline industries as well as write-downs in Argentina.

Cash-basis loans were $4.268 billion, $3.048 billion and $1.901 billion at December 31, 2002, 2001 and 2000, respectively. The increase in 2002 primarily reflects increases in the energy and telecommunications industries and the transportation leasing and equipment finance portfolios in CitiCapital, as well as corporate borrowers in Argentina, Brazil, Thailand and Australia. The increase in 2001 primarily reflects increases in the telecommunications, energy and retail industries, combined with increases in CitiCapital, Mexico, Latin America, mainly Argentina, and Asia, mainly Australia and New Zealand. CitiCapital increased primarily due to increases in the transportation portfolio. The increase in Mexico primarily reflects the acquisition of Banamex, which included exposures in steel, textile, food products and other industries.

Losses on corporate lending activities and the level of cash-basis loans can vary widely with respect to timing and amount, particularly within any narrowly defined business or loan type. Net credit losses and cash-basis loans are expected to be comparable to 2002 levels due to weak economic conditions in the U.S. and Europe, the economic crisis in Argentina, sovereign or regulatory actions and other factors. This statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 62.

TRANSACTION SERVICES

In millions of dollars	**2002**	2001	2000
Revenues, net of interest expense	**$3,537**	$3,516	$3,427
Operating expenses	**2,557**	2,845	2,680
Provision for credit losses	**209**	21	27
Income before taxes and minority interest	**771**	650	720
Income taxes	**249**	236	262
Minority interest, after-tax	**1**	7	(7)
Net income	**$ 521**	$ 407	$ 465

Transaction Services—which provides cash management, trade finance, custody, clearing and depository services globally—reported net income of $521 million in 2002, up $114 million or 28% from 2001 primarily due to higher volumes, the impact of expense control initiatives, investment gains in Europe and Asia and prior-year restructuring-related charges of $13 million (after-tax), partially offset by trade finance write-offs in Argentina as well as spread compression. Net income of $407 million in 2001, decreased $58 million or 12% from 2000 primarily due to increased investment spending on Internet initiatives, declining spreads and a restructuring-related charge of $13 million (after-tax), partially offset by higher business volumes, including the acquisitions of Bank Handlowy and Banamex.

As shown in the following table, average liability balances and assets under custody experienced growth in 2002 and 2001. Average liability balances of $85 billion, $77 billion and $64 billion in 2002, 2001 and 2000, respectively, primarily reflect growth in Asia, Japan and CEEMEA. Assets under custody increased 6% to $5.1 trillion in 2002 and 17% to $4.8 trillion in 2001 primarily reflecting increases in Europe and North America.

	2002	2001[1]	2000[1]
Liability balances *(average in billions)*	**$ 85**	$ 77	$ 64
Assets under custody *(EOP in trillions)*	**$5.1**	$4.8	$4.1

(1) Reclassified to conform to the 2002 presentation.

Revenues, net of interest expense, were $3.537 billion in 2002, up $21 million or 1% primarily reflecting higher business volumes, including the benefit of the Banamex acquisition, and investment gains in Europe and Asia, partially offset by continued spread compression. Revenues, net of interest expense, of $3.516 billion in 2001, increased $89 million or 3% compared to 2000 primarily reflecting higher business volumes, including the benefit of the acquisitions of Bank Handlowy and Banamex, partially offset by lower spreads.

Operating expenses decreased $288 million or 10% in 2002 to $2.557 billion from $2.845 billion in 2001 primarily reflecting expense control initiatives across all regions, operational efficiency improvements resulting from prior-year investments in Internet initiatives and a prior-year restructuring-related charge of $17 million (pretax). Operating expenses of $2.845 billion in 2001, increased $165 million or 6% from $2.680 billion in 2000 primarily due to Internet-related investment spending, the impact of the Banamex acquisition and a restructuring-related charge of $17 million (pretax).

The provision for credit losses was $209 million, $21 million and $27 million in 2002, 2001 and 2000, respectively. The increase in 2002 was primarily due to trade finance write-offs in Argentina.

Cash-basis loans, which in the *Transaction Services* business are primarily trade finance receivables, were $572 million, $464 million and $23 million at December 31, 2002, 2001 and 2000, respectively. The increase in 2002 was primarily due to an increase in trade finance receivables in Argentina and Brazil. The increase in 2001 primarily reflects increases in Mexico due to the acquisition of Banamex.

OTHER CORPORATE

In millions of dollars	**2002**	2001	2000
Revenues, net of interest expense	**$ (217)**	$(202)	$(277)
Operating expenses	**1,839**	(176)	(100)
Loss before income tax benefits	**(2,056)**	(26)	(177)
Income tax benefits	**(693)**	(78)	(148)
Net income (loss)	**$(1,363)**	$ 52	$ (29)

Other Corporate—which includes intra-GCIB segment eliminations, certain one-time non-recurring items and tax amounts not allocated to GCIB products—reported a net loss of $1.363 billion in 2002 compared to net income of $52 million in 2001 primarily reflecting a $1.323 billion after-tax charge related to the establishment of reserves for the settlement-in-principle with regulators and related civil litigation, as well as regulatory inquiries and private litigation related to Enron, partially offset by a $52 million gain resulting from the disposition of a portion of an equity investment in CEEMEA. Net income of $52 million in 2001 increased from a net loss of $29 million in 2000 primarily due to gains on building sales in Asia and the release of a rent reserve in 2001 that was no longer required.

GLOBAL CORPORATE AND INVESTMENT BANK OUTLOOK

Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 62.

GCIB is significantly affected by the levels of activity in the global capital markets which, in turn, are influenced by macro-economic and political policies and developments, among other factors, in over 100 countries and territories in which the businesses operate. Global economic and market events can have both positive and negative effects on the revenue and credit performance of the businesses.

Losses on corporate lending activities and the level of cash-basis loans can vary widely with respect to timing and amount, particularly within any narrowly defined business or loan type.

Capital Markets and Banking—In 2002, *Capital Markets and Banking* continued to be affected by the slowdown in capital markets activity combined with higher net credit losses from weakening economic conditions. Growth in fixed income and market share improvements mitigated weakness in global equities and investment banking. The business initiated several expense reduction initiatives.

In 2003, focus will remain on credit risk mitigation, expense management, market share expansion and continued diversification. The Company will focus on identifying problem credits early and taking appropriate remedial actions. Net credit losses and cash-basis loans are expected to be comparable to 2002 levels due to continued weak economic conditions. While other initiatives will focus on expanding market share in priority countries through organic growth, revenue performance is dependent upon the timing and strength of a recovery in U.S. and global economic conditions. Citigroup remains diversified across a number of geographies and industry groups. Citigroup continues to monitor the economic situation in emerging market countries closely and, where appropriate, adjusts exposures and strengthens risk management oversight.

Transaction Services—In 2002, *Transaction Services* was adversely impacted by a low interest rate environment, heightened price compression and higher net credit losses.

In 2003, the business will focus on continued expense rationalization, further development of competitive advantages and mitigation of credit losses. While revenue performance depends on the timing and strength of a recovery in U.S. and global economic conditions, the business will also focus on strengthening its franchise across all regions. Additionally, the business will continue to leverage Citigroup's global corporate relationship client base through cross-selling initiatives.

PRIVATE CLIENT SERVICES

In millions of dollars	2002	2001[1]	2000[1]
Revenues, net of interest expense	**$5,717**	$5,940	$6,900
Operating expenses	**4,555**	4,710	5,191
Provision for credit losses	**6**	4	—
Income before taxes	**1,156**	1,226	1,709
Income taxes	**434**	459	641
Net income	**$ 722**	$ 767	$1,068

(1) Reclassified to conform to the 2002 presentation.

Private Client Services provides investment advice and financial planning and brokerage services, primarily through the network of Smith Barney Financial Consultants. In addition, Private Client Services provides independent, client-focused research to individuals and institutions around the world.

Private Client Services net income was $722 million in 2002 compared to $767 million in 2001 and $1.068 billion in 2000. Private Client Services net income decreased $45 million or 6% during 2002 primarily due to lower asset-based fee revenue, a decline in net interest revenue on securities-based lending, and lower transaction volumes, which were partially offset by lower production-related compensation, the impact of continued expense control initiatives, and a prior-year restructuring-related charge of $6 million (after-tax). Net income of $767 million in 2001 decreased $301 million or 28% compared to 2000 primarily reflecting decreases in customer transaction volumes, net interest revenue on security-based lending and asset-based fee revenue, partially offset by higher revenue from the bank deposit program.

Revenues, net of interest expense, decreased $223 million or 4% in 2002 to $5.717 billion primarily due to declines in fees from managed accounts, lower net interest revenue on security-based lending and lower customer transaction volumes. Revenues, net of interest expense, decreased $960 million or 14% in 2001 to $5.940 billion, primarily due to declines in equity markets resulting in lower customer transaction volumes, decreases in revenue on security-based lending and lower asset-based fee revenue, partially offset by higher revenue from the SB Bank Deposit Program.

Total assets under fee-based management were $179 billion, $205 billion and $202 billion as of December 31, 2002, 2001 and 2000, respectively. The decrease in 2002 was primarily due to a decline in market values, while the increase in 2001 reflects higher business volumes compared to 2000. Total client assets, including assets under fee-based management of $897 billion in 2002 decreased $80 billion or 8% from $977 billion in 2001, which in turn were flat from 2000. The decrease in 2002 primarily reflects market depreciation, partially offset by net positive flows of $35 billion. Balances in Smith Barney's bank deposit program totaled $41 billion in 2002 compared to $36 billion in 2001. Private Client Services had 12,690 financial consultants as of December 31, 2002, compared with 12,927 as of December 31, 2001 and 12,353 as of December 31, 2000. Annualized revenue per financial consultant of $447,000 in 2002 declined 4% from $466,000 in 2001, which in turn decreased 20% from $583,000 in 2000.

The following table details trends in total assets under fee-based management, total client assets and annualized revenue per financial consultant:

In billions of dollars	2002	2001	2000
Consulting group and internally managed accounts	**$127**	$150	$146
Financial consultant managed accounts	**52**	55	56
Total assets under fee-based management[1]	**$179**	$205	$202
Private Client assets	**$761**	$846	$889
Citigroup Asset Management (CAM) institutional/other assets with Salomon Smith Barney	**136**	131	88
Total client assets with Salomon Smith Barney[1]	**$897**	$977	$977
Annualized revenue per FC *(in thousands of dollars)*	**$447**	$466	$583

(1) Includes assets managed jointly with Global Investment Management.

Operating expenses decreased $155 million or 3% in 2002 to $4.555 billion from $4.710 billion in 2001, which, in turn, decreased $481 million or 9% from $5.191 billion in 2000 primarily reflecting lower production-related compensation resulting from a decline in revenue combined with the impact of expense control initiatives. The decrease for 2002 also reflects a prior-year restructuring-related charge of $9 million (pretax).

PRIVATE CLIENT SERVICES OUTLOOK

In 2003, focus for Private Client Services will be on expense management, franchise growth through customer acquisition and selected recruiting of experienced Financial Consultants, as well as continued expansion of fee-based services. While initiatives will focus on expanding client services in priority areas, revenue performance is dependent upon the timing and strength of a recovery in the U.S. In particular, growth in asset-based fee revenues and commission-generating transaction volumes are primarily influenced by performance of the capital markets, principally the U.S. equity markets. In Global Equity Research, major initiatives will include working closely with institutional equities to help drive client revenue, continued expense management as well as refining the scope and management structure of our global research platform.

The table below shows combined net income by region for GCIB and Private Client Services:

GCIB and Private Client Services Combined Net Income – Regional View

In millions of dollars	2002	2001[1]	2000[1]
North America (excluding Mexico)	**$1,736**	$2,750	$2,464
Mexico	**210**	101	96
Western Europe	**375**	509	697
Japan	**97**	97	348
Asia (excluding Japan)	**662**	617	547
Latin America	**75**	538	524
Central and Eastern Europe, Middle East and Africa	**596**	501	395
Total net income	**$3,751**	$5,113	$5,071

(1) Reclassified to conform to the 2002 presentation.

GLOBAL INVESTMENT MANAGEMENT

**Global Investment Management—
2002 Net Income**
In billions of dollars


$1.460
$1.596
$1.813
2000
2001
2002

**Global Investment Management—
2002 Net Income by Product**


Asset Management 29%
Life Insurance and Annuities 46%
Private Bank 25%

**Global Investment Management—
2002 Net Income by Region**


Asia 6%
CEEMEA 1%
Japan 3%
Mexico 13%
Latin America 1%
North America 76%

GLOBAL INVESTMENT MANAGEMENT

In millions of dollars	**2002**	2001	2000
Revenues, net of interest expense	**$8,175**	$8,006	$7,330
Operating expenses	**2,797**	2,770	2,645
Provisions for benefits, claims, and credit losses	**2,744**	2,768	2,411
Income before taxes and minority interest	**2,634**	2,468	2,274
Income taxes	**820**	844	810
Minority interest, after-tax	**1**	28	4
Net income	**$1,813**	$1,596	$1,460

Global Investment Management is comprised of *Life Insurance and Annuities*, *Private Bank* and *Asset Management*. These businesses offer a broad range of life insurance, annuity, asset management and personalized wealth management products and services distributed to institutional, high-net-worth and retail clients.

Global Investment Management net income in 2002 increased to $1.813 billion, up $217 million or 14% from 2001. *Life Insurance and Annuities* net income of $836 million in 2002 was flat compared to 2001 reflecting increased International Insurance Manufacturing (IIM) earnings of $42 million, primarily resulting from the full-year impact of the Banamex acquisition, as well as increases in Asia and Latin America, offset by lower TLA earnings of $42 million due to lower fixed income investment earnings and higher variable expenses, which were partially offset by higher business volumes. *Private Bank* net income of $456 million in 2002 was up $88 million or 24% from 2001 primarily reflecting increased client revenues, the impact of lower interest rates and the benefit of lower taxes due to the application of APB 23 indefinite investment criteria, partially offset by increased expenses. *Asset Management* income of $521 million in 2002 was up $129 million or 33% from 2001 primarily reflecting the full-year impact of the Banamex acquisition, the cumulative impact of positive flows and lower expenses, including the absence of goodwill and indefinite-lived intangible asset amortization in 2002. These increases were partially offset by negative market action, the cumulative impact of outflows of U.S. Retail Money Market funds to the SB Bank Deposit Program and declines in the Latin America retirement services businesses due to the continuing economic crisis in Argentina. Global Investment Management net income in 2001 increased to $1.596 billion, up $136 million or 9% from 2000. The 2001 increase in net income primarily reflected the Banamex acquisition in both the *Life Insurance and Annuities* and *Asset Management* businesses, increased client activity across most products within *Private Bank* and higher business volumes and premiums within TLA. Income of $1.813 billion in 2002, $1.596 billion in 2001, and $1.460 billion in 2000 included restructuring charges of $8 million ($12 million pretax), $16 million ($27 million pretax) and $11 million ($18 million pretax) in 2002, 2001 and 2000, respectively.

The table below shows net income by region for Global Investment Management:

Global Investment Management Net Income - Regional View

In millions of dollars	**2002**	2001	2000
North America (excluding Mexico)	**$1,367**	$1,313	$1,255
Mexico	**234**	73	27
Western Europe	**4**	4	(21)
Japan	**57**	33	17
Asia (excluding Japan)	**107**	79	53
Latin America	**22**	63	94
Central and Eastern Europe, Middle East and Africa	**22**	31	35
Total net income	**$1,813**	$1,596	$1,460

Global Investment Management net income increased $217 million in 2002 from the prior year, primarily driven by Mexico, North America, Asia and Japan, partially offset by declines in Latin America and CEEMEA.

Mexico net income of $234 million in 2002 increased $161 million from 2001 primarily reflecting the full-year impact of the Banamex acquisition in August 2001, which primarily impacted the *Life Insurance and Annuities* and the *Asset Management* businesses. North America net income of $1.367 billion in 2002 increased $54 million from 2001 resulting from higher lending and client trading revenues in *Private Bank* and lower expenses, increased income from alternative investment products and higher retail/institutional net flows in *Asset Management*, partially offset by lower net income in *Life Insurance and Annuities* resulting from lower fixed income investment earnings and increased variable expenses which was partially offset by increased business volumes. Asia net income of $107 million in 2002 increased $28 million from 2001 primarily relating to *Life Insurance and Annuities* and *Private Bank*. The increase in *Private Bank* reflects higher client trading and lending revenues, while the increase in *Life Insurance and Annuities* is due to increased investment income and business volume growth. Japan net income in 2002 of $57 million increased $24 million from 2001 primarily related to increased client trading activity in *Private Bank*. Latin America net income of $22 million in 2002 declined $41 million from 2001 reflecting declines in *Asset Management* and *Private Bank* resulting from the continuing economic crisis in Argentina, partially offset by the benefit of lower benefits and claims expense due to changes in Argentine regulations and the impact of the peso devaluation on U.S. dollar denominated investments in *Life Insurance and Annuities*. CEEMEA net income of $22 million in 2002 decreased $9 million from 2001 primarily due to weakness in *Private Bank*.

LIFE INSURANCE AND ANNUITIES

In millions of dollars	**2002**	2001	2000
Revenues, net of interest expense	**$4,412**	$4,379	$4,018
Provision for benefits and claims	**2,726**	2,745	2,388
Operating expenses	**501**	394	447
Income before taxes and minority interest	**1,185**	1,240	1,183
Income taxes	**349**	394	389
Minority interest, after-tax	**—**	10	—
Net income (1)	**$ 836**	$ 836	$ 794

(1) Excludes investment gains/losses included within the Proprietary Investment Activities segment.

Life Insurance and Annuities is comprised of TLA and IIM. TLA offers individual annuity, group annuity, individual life insurance and Corporate Owned Life Insurance (COLI) products primarily marketed by The Travelers Insurance Company (TIC) and its wholly owned subsidiary The Travelers Life and Annuity Company (TLAC) under the Travelers Life and Annuity name. Among the range of individual products offered are fixed and variable deferred annuities, payout annuities and term, universal and variable life insurance. These products are primarily distributed through a CitiStreet Retirement Services (CitiStreet) joint venture, Smith Barney Financial Consultants, Primerica, Citibank, and a nationwide network of independent agents and the growing outside broker dealer channel. The COLI product is a variable universal life product distributed through independent specialty brokers. The group products include institutional pensions, including guaranteed investment contracts (GICs), payout annuities, group annuities to employer-sponsored retirement and savings plans and structured finance transactions. IIM provides credit, life, disability and other insurance products, as well as annuities internationally, leveraging the existing distribution channels of the *Consumer Finance*, *Retail Banking* and *Asset Management* (retirement services) businesses. IIM primarily has operations in Mexico, Western Europe, Latin America and Asia.

Life Insurance and Annuities net income was $836 million for both 2002 and 2001. The level earnings in 2002 from 2001 resulted from a $42 million increase in IIM earnings to $60 million in 2002 from $18 million in 2001, offset by a $42 million or 5% decline in TLA earnings to $776 million in 2002 from $818 million in 2001. The $42 million or 5% increase in net income in 2001 from 2000 primarily resulted from a $41 million increase in TLA from $777 million in 2000 and a $1 million increase in IIM from $17 million in 2000.

TLA net income of $776 million in 2002 declined $42 million or 5% from $818 million in 2001 primarily due to decreased retained investment margins as a result of lower fixed income investment earnings and a declining equity market, partially offset by continued strong volumes in the group annuity and individual life businesses.

During 2002, TLA expenses increased primarily due to volume-related insurance expenses, including premium taxes and renewal commissions and expenses related to the transfer of employee benefit liabilities from the distribution of TPC, which were largely offset by earnings on the related invested assets in revenue. During the 2002 fourth quarter, TLA re-assessed the rate at which it amortized its Deferred Acquisition Costs (DAC) due to the significant decline in its individual annuity account balances and benefit reserves, largely resulting from negative market action. Based on this re-assessment, a higher amortization rate was implemented, resulting in an increase in amortization costs. The 2002 fourth quarter increase in DAC amortization was largely offset by a one-time decrease in DAC amortization in the 2002 first quarter in the individual annuity business due to changes in underlying lapse and interest rate assumptions.

Net income for TLA of $818 million in 2001 increased $41 million or 5% from $777 million in 2000 primarily reflecting increased business volumes in group annuities and individual life, operating expense reductions and a 3% net investment income growth, despite declining markets. During 2001, TLA's business volume was achieved through double-digit growth in individual life direct periodic premiums, group annuity net written premiums and deposits and account balances versus 2000. Total operating expenses decreased in 2001 compared to the prior-year period due to continued expense management and the absence of expenses related to the long-term care insurance business, which was sold during the third quarter of 2000. The long-term care transaction also reduced the amount of premium revenue reported in 2001.

On July 31, 2000, TIC sold 90% of its individual long-term care insurance business to General Electric Capital Assurance Company in the form of an indemnity reinsurance arrangement. Proceeds from the sale were $410 million resulting in a deferred gain of approximately $150 million after-tax.

In millions of dollars	**2002**	2001	2000
Fixed maturities	**$35,290**	$30,044	$25,179
Equity investments	**2,065**	1,959	1,866
Real estate	**2,411**	2,594	2,777
Total invested assets	**$39,766**	$34,597	$29,822
Net investment income	**$ 2,570**	$ 2,571	$ 2,499
Investment yield	**7.02%**	8.08%	8.69%

TLA investment income of $2.570 billion in 2002 was approximately flat compared to 2001. The overall rate deterioration in 2002 was offset by higher business volumes. Fixed maturities suffered from the lower rate environment and credit issues. Equity investment returns were below the prior year, but were offset by growth in real estate income. Real estate is primarily comprised of mortgage loan investments and real estate joint ventures, which performed extremely well with notable commercial sales. The table above shows the major invested asset balances by type as of December 31, and the associated net investment income and yields for the years ending December 31.

The amortization of capitalized DAC is a significant component of TLA expenses. TLA's recording of DAC varies based upon product type. DAC for deferred annuities, both fixed and variable, and payout annuities employs a level yield methodology as per SFAS 91. DAC for universal life (UL) and COLI are amortized in relation to estimated gross profits as per SFAS 97, with traditional life, including term insurance and other products, amortized in relation to anticipated premiums as per SFAS 60. The following is a roll forward of capitalized DAC by type:

In millions of dollars	Deferred and Payout Annuities	UL and COLI	Other	Total
Balance Jan. 1, 2001	$ 936	$305	$ 96	$1,337
Deferred expenses and other	388	147	27	562
Amortization expense	(149)	(11)	(17)	(177)
Balance Dec. 31, 2001	1,175	441	106	1,722
Deferred expenses and other	352	175	26	553
Amortization expense	(136)	(24)	(20)	(180)
Balance Dec. 31, 2002	**$1,391**	**$592**	**$112**	**$2,095**

IIM net income of $60 million in 2002 increased $42 million from 2001 primarily reflecting a $26 million increase in Mexico due to the full-year impact of the Banamex acquisition, a $13 million increase in Asia and a $10 million increase in Latin America, partially offset by lower results in Japan, Western Europe and CEEMEA. The increase in Asia primarily represents increased investment income and business volume growth. The increase in Latin America primarily represents lower benefits and claims expense due to 2001 changes in Argentine regulations, foreign exchange gains on U.S. dollar-denominated investments, write-downs of Argentine government promissory notes (GPNs) in 2001, and the net impact of Amparos and other reserve activity. The 2001 fourth quarter included a net charge for the write-down of Argentine debt securities exchanged for loans (GPNs) held in the Siembra insurance companies, which were held in support of existing contractholders' liabilities. In 2002 the Company recorded an Amparos charge relating to Siembra's voluntary annuity business in the amount of $21 million. The decline in Japan and CEEMEA earnings primarily resulted from start-up operations in these regions. Net income of $18 million in 2001 increased $1 million or 6% from 2000 primarily reflecting a $13 million increase in Mexico due to the Banamex acquisition and an $8 million increase in Western Europe, partially offset by a $21 million decline in Latin America. The $21 million decline in Latin America primarily reflected the 2001 fourth quarter charge from Argentine debt securities. IIM expenses increased $66 million in 2002 versus 2001 due to the addition of full-year Banamex expenses of $43 million and increased commissions paid to various consumer businesses. The Banamex transaction increased the 2001 expenses versus 2000 by $31 million.

Travelers Life and Annuity

The majority of the annuity business and a substantial portion of the life business written by TLA are accounted for as investment contracts, such that the premiums are considered deposits and not included in revenues.

The following table shows net written premiums and deposits by product line, excluding long-term care insurance written premiums for the three years ended December 31:

In millions of dollars	2002	2001	2000
Individual annuities			
Fixed	**$ 2,240**	$ 2,120	$ 1,267
Variable	**3,135**	4,000	5,025
Individual payout	**58**	59	80
Total individual annuities	**5,433**	6,179	6,372
GICs and other group annuities	**6,292**	7,068	5,528
Individual life insurance			
Direct periodic premiums and deposits	**771**	652	511
Single premium deposits	**285**	208	98
Reinsurance	**(113)**	(96)	(83)
Total individual life insurance	**943**	764	526
Total	**$12,668**	$14,011	$12,426

Individual annuity net written premiums and deposits decreased 12% in 2002 to $5.433 billion from $6.179 billion in 2001 and decreased 3% in 2001 from $6.372 billion in 2000. The decreases were driven by a decline in variable annuity sales due to current market conditions, but were partially offset by strong fixed annuity sales increases over the prior-year periods. In 2002, non-affiliated sales channel business grew to 29% of total individual annuity sales as TLA continued to penetrate the broker/dealer marketplace. Individual annuity account balances and benefit reserves were $28.4 billion at December 31, 2002 down from $30.0 billion at December 31, 2001 and $29.4 billion at year-end 2000. These decreases reflect declines in market values of variable annuity investments of $3.7 billion in 2002 and $2.5 billion in 2001, partially offset by good in-force retention.

Group annuity net written premiums and deposits (excluding the Company's employee pension plan deposits) in 2002 were $6.292 billion, versus $7.068 billion in 2001 and $5.528 billion in 2000. The decline of $776 million in 2002 from 2001 reflects lower fixed GIC and large case employer pension sales. The decline in fixed GIC net written premiums and deposits reflects lower European Medium-Term Note sales due to market conditions. The $1.540 billion increase in 2001 from 2000 reflected fixed GIC growth through structured finance transactions and long-term liability growth through the extension of structured settlement broker relationships and large case employer pension sales. Group annuity account balances and benefit reserves reached $22.3 billion at December 31, 2002, an increase of $1.3 billion or 6% from $21.0 billion at December 31, 2001, primarily reflecting continued strong retention in all products and continued sales momentum in structured settlement products. Group annuity account balances and benefit reserves were $21.0 billion at December 31, 2001, an increase of $3.5 billion from $17.5 billion at December 31, 2000, primarily reflecting strong sales momentum in all products.

Net written premiums and deposits for the life insurance business were $943 million in 2002, up 23% from $764 million in 2001 and $526 million in 2000 (up 45%). Direct periodic premiums and deposits for individual life insurance in 2002 were up 18% to $771 million from $652 million in 2001 and $511 million in 2000 (up 28%), driven by independent agent high-end estate planning and COLI sales. Life insurance in force was $82.0 billion at

December 31, 2002 up from $75.0 billion at December 31, 2001 and $66.9 billion at December 31, 2000.

PRIVATE BANK

In millions of dollars	**2002**	2001	2000
Revenues, net of interest expense	**$1,695**	$1,542	$1,417
Operating expenses	**1,007**	946	892
Provision for credit losses	**18**	23	23
Income before taxes	**670**	573	502
Income taxes	**214**	205	185
Net income	**$ 456**	$ 368	$ 317
Average assets *(in billions of dollars)*	**$ 29**	$ 26	$ 25
Return on assets	**1.57%**	1.42%	1.27%
Client business volumes under management *(in billions of dollars)*	**$ 164**	$ 159	$ 153

Private Bank provides personalized wealth management services for high-net-worth clients around the world. *Private Bank* net income was $456 million in 2002, up $88 million or 24% from 2001, primarily reflecting increased client revenues, the impact of lower interest rates and the benefit of lower taxes due to the application of APB 23 indefinite investment criteria, partially offset by increased expenses to expand front-end sales and servicing capabilities. Net income of $368 million in 2001 was up $51 million or 16% from 2000 primarily reflecting increased client activity across most products, partially offset by increased investment spending in technology and front-end sales and servicing capabilities.

Client business volumes under management, which include custody accounts, assets under fee-based management, deposits and loans, were $164 billion at the end of the year, up 3% from $159 billion in 2001, reflecting increases in loans of $6 billion and banking and fiduciary deposits of $4 billion, partially offset by declines in proprietary managed assets of $2 billion and other declines of $3 billion (primarily custody). Regionally, the increase reflects continued growth in Asia, Japan and North America, partially offset by declines in CEEMEA, Latin America and Western Europe.

Revenues, net of interest expense, were $1.695 billion in 2002, up $153 million or 10% from 2001, primarily driven by continued client revenue increases in client trading and lending activity and the benefit of lower interest rates, partially offset by the absence of prior-year performance and placement fees due to 2002 market conditions. The 2002 increase also reflects continued favorable trends in North America (including Mexico), up $132 million or 21% from 2001, primarily in lending and client trading activity. International revenues increased $21 million or 2% from 2001, primarily due to growth in Japan of $44 million or 29% (client trading) and Asia of $15 million or 5% (client trading and lending, offset by absence of 2001 performance and placement fees). These increases were partially offset by declines in Latin America of $21 million or 10%, CEEMEA of $10 million or 8% and Western Europe of $7 million or 5%. Revenues in 2001 were $1.542 billion, up $125 million or 9% from 2000, primarily driven by the impact of lower interest rates and higher investment product revenues. The 2001 increase also reflects strong international growth in Japan and Asia, up 22% and 20%, respectively, and continued growth in the North American region, up 12% from 2000.

Operating expenses of $1.007 billion in 2002 were up $61 million or 6% from 2001 primarily reflecting higher levels of employee-related expenses, including increased front-end sales and servicing capabilities, and investment spending in technology. The increase in employee-related expenses includes $13 million of severance costs, primarily related to North America, Western Europe and CEEMEA. Operating expenses were $946 million in 2001, up $54 million or 6% from 2000 primarily reflecting continued investment spending in technology and front-end sales and servicing capabilities. Operating expenses include restructuring charges of $1 million ($1 million after-tax), $7 million ($4 million after-tax) and $8 million ($5 million after-tax) in 2002, 2001 and 2000, respectively.

The provision for credit losses was $18 million in 2002, down $5 million or 22% from 2001, primarily reflecting lower write-offs in North America and Japan and a lower provision in Asia, partially offset by higher write-offs in Western Europe in 2002. Net credit losses in 2002 remained at a nominal level of 0.05% of average loans outstanding, compared with 0.06% in 2001 and 0.09% in 2000. Loans 90 days or more past due at year-end 2002 were $174 million or 0.56% of total loans outstanding, compared with $135 million or 0.54% at the end of 2001.

Average assets of $29 billion in 2002 increased $3 billion or 12% from $26 billion in 2001, which, in turn, increased $1 billion or 4% from $25 billion in 2000. The increase in 2002 was primarily related to increased lending activity (higher real estate-secured and tailored loans).

ASSET MANAGEMENT

In millions of dollars	**2002**	2001	2000
Revenues, net of interest expense	**$2,068**	$2,085	$1,895
Operating expenses	**1,289**	1,430	1,306
Income before taxes and minority interest	**779**	655	589
Income taxes	**257**	245	236
Minority interest, after-tax	**1**	18	4
Net income	**$ 521**	$ 392	$ 349
Assets under management *(in billions of dollars)* (1)	**$ 479**	$ 440	$ 410

(1) Includes $29 billion, $31 billion and $30 billion in 2002, 2001 and 2000, respectively, for *Private Bank* clients.

Asset Management includes the businesses of Citigroup Asset Management (CAM), Citigroup Alternative Investments (CAI), Banamex asset management and retirement services businesses and Citigroup's other retirement services businesses in North America and Latin America. These businesses offer institutional, high-net-worth and retail clients a broad range of investment alternatives from investment centers located around the world. Products and services offered include mutual funds, closed-end funds, separately managed accounts, unit investment trusts, alternative investments (including hedge funds, private equity and credit structures), variable annuities through affiliated and third-party insurance companies and pension administration services.

Net income of $521 million in 2002 was up $129 million or 33% compared to 2001 primarily reflecting the full-year impact of the Banamex acquisition of $121 million, the cumulative impact of positive flows and lower expenses, partially offset by negative market action, the cumulative impact of outflows of U.S. Retail Money Market Funds to the Smith Barney (SB) Bank Deposit Program and declines in the Latin America retirement services businesses due to the continuing economic crisis in Argentina. Net income of $392 million in 2001 was up $43 million or 12% compared to 2000 primarily reflecting the Banamex acquisition, an increase in CAI and the cumulative impact of positive flows, partially offset by negative market action and the cumulative impact of outflows of U.S. Retail Money Market Funds to the SB Bank Deposit Program.

The following table is a roll forward of assets under management by business as of December 31:

Assets Under Management

In billions of dollars	2002	2001
Retail and Private Bank		
Balance, beginning of year	**$237**	$244
Net flows excluding U.S. Retail Money Market funds	**11**	31
U.S. Retail Money Market fund flows	**(13)**	(26)
Market action/other	**(30)**	(12)
Balance, end of year	**205**	237
Institutional		
Balance, beginning of year	**143**	115
Long-term product flows	**11**	9
Liquidity flows	**13**	26
Net flows	**24**	35
Market action/other	**(3)**	(7)
Balance, end of year	**164**	143
Citigroup Alternative Investments	**99**	48
Retirement Services	**11**	12
Assets under management	**$479**	$440

Assets under management rose to $479 billion as of December 31, 2002, up $39 billion or 9% from $440 billion in 2001, primarily reflecting an increase in CAI of $51 billion and strong net flows (excluding U.S. Money Market funds) of $35 billion, partially offset by negative market action of $33 billion, net outflows of U.S. Retail Money Market funds of $13 billion, including the transfer of assets to the SB Bank Deposit Program and a $1 billion decline in Retirement Services assets. Retail and Private Bank client assets were $205 billion as of December 31, 2002, down $32 billion or 14% from $237 billion in 2001. Institutional client assets of $164 billion as of December 31, 2002 were up $21 billion or 15% compared to a year ago. CAI assets were $99 billion as of December 31, 2002, up $51 billion from $48 billion in 2001, primarily reflecting TPC assets of $35 billion which CAI manages on a third-party basis following the August 20, 2002 distribution, an increase due to the Real Estate and Managed Futures businesses (transferred from GCIB in the 2002 third quarter), and business growth. Retirement Services assets were $11 billion as of December 31, 2002, down $1 billion or 8% from $12 billion in 2001, primarily due to a decline in the Latin America retirement services businesses due to the continuing economic crisis in Argentina, partially offset by growth in Banamex retirement services.

Sales of proprietary mutual funds and managed account products at Smith Barney fell 26% to $20.7 billion in 2002 from the prior year, primarily driven by weakness in equity markets and declines in managed account products, and represented 46% of SB's retail channel sales for the year. Sales of mutual and money funds through Global Consumer's banking network (excluding Mexico) were $8 billion for the year, representing 45% of total sales, including $5 billion in International and $3 billion in the U.S. Of the $3 billion, Primerica sold $2.1 billion of proprietary U.S. mutual and money funds in 2002, a 6% increase compared to 2001, representing 73% of Primerica's total fund sales. Institutional long-term product sales of $28.4 billion increased 3% over the prior year primarily due to Japanese subadvisory flows, and include $16 billion of sales to GCIB clients.

Revenues, net of interest expense, decreased $17 million or 1% to $2.068 billion in 2002. This was compared to $2.085 billion in 2001, which was up $190 million or 10% from 2000. The decrease in 2002 was primarily due to decreases in the Latin America retirement services businesses due to the continuing economic crisis in Argentina, the impact of negative market action and the cumulative impact of transfers to the SB Bank Deposit Program in CAM, partially offset by the impact of the Banamex acquisition, increases in CAI and the cumulative impact of positive flows in CAM. The CAI growth primarily resulted from the transfer of the managed futures business, the impact of the TPC contract and growth in various products. The increase in 2001 from 2000 was primarily due to the impact of the Banamex acquisition of $108 million and other acquisitions, as well as the cumulative impact of positive flows, partially offset by negative market action and the cumulative impact of transfers to the SB Bank Deposit Program.

Operating expenses of $1.289 billion in 2002 decreased $141 million or 10% from 2001. The decrease in 2002 primarily resulted from a decline in the Latin America retirement services businesses due to economic conditions, the absence of goodwill and indefinite-lived intangible asset amortization in 2002 and reduced personnel, occupancy, and advertising and marketing expenses, partially offset by increases in CAI from the TPC contract and growth/transfers, and the impact of the Banamex acquisition of $5 million. Operating expenses of $1.430 billion in 2001 increased $124 million or 9% from 2000 primarily resulting from the impact of the Banamex acquisition of $45 million and other retirement services acquisitions, and increases in other variable expenses related to revenue growth. Operating expenses include restructuring charges of $11 million ($7 million after-tax), $20 million ($12 million after-tax) and $10 million ($6 million after-tax) in 2002, 2001 and 2000, respectively.

Minority interest, after-tax, of $1 million in 2002 decreased $17 million or 94% from 2001 primarily due to the impact of acquiring the remaining interest in Banamex Afore, a retirement services business, in January 2002. Minority interest, after-tax, of $18 million in 2001 increased $14 million from 2000 primarily due to the impact of the Banamex Afore acquisition.

GLOBAL INVESTMENT MANAGEMENT OUTLOOK

Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 62.

Travelers Life and Annuity (TLA)—should benefit from growth in the aging population which is becoming more focused on the need to accumulate adequate savings for retirement, to protect these savings and to plan for the transfer of wealth to the next generation. TLA is well positioned to take advantage of the favorable long-term demographic trends through its strong financial position, widespread brand-name recognition and broad array of competitive life, annuity, retirement and estate planning products sold through established distribution channels.

However, competition in both product pricing and customer service is intensifying. While there has been some consolidation within the industry, other financial services organizations are increasingly involved in the sale and/or distribution of insurance products. Also, the annuities business is interest rate and market sensitive. TLA's business is significantly affected by movements in the U.S. equity and fixed income credit markets. U.S. equity and credit market events can have both positive and negative effects on the deposit, revenue and policy retention performance of the business. A sustained weakness in the equity markets will decrease revenues and earnings in variable annuity products. Declines in credit quality of issuers will have a negative effect on earnings.

In order to strengthen its competitive position, TLA expects to maintain a current product portfolio, further diversify its distribution channels, and retain its financial position through strong sales growth and maintenance of an efficient cost structure.

The recent U.S. Federal Budget Proposal (the Budget Proposal) contains a number of provisions that could impact TLA, including provisions to eliminate the double taxation of corporate dividends and to create new types of savings accounts with tax-free earnings. The Budget Proposal is in its early stages of consideration.

It is not possible to predict whether the Budget Proposal will be enacted, what form such legislation might take when enacted, or the potential effects of such legislation on TLA and its competitors. TLA does not expect the Budget Proposal to have a material impact on its financial condition or liquidity.

International Insurance Manufacturing (IIM)—leverages the distribution strength of Citigroup globally by manufacturing insurance linked to credit products as well as stand-alone indemnity and investment-related products. In the less-developed markets where populations are generally under insured, increasing disposable income, pension reform, greater awareness of the benefits of insurance among the general population and promotion of the insurance industry by local governments is expected to continue assisting IIM's growth. In mature but restructuring economies, such as Japan, IIM is capturing a share of the insurance market on products associated with the movement of savings from traditional products to new alternatives, including variable annuities. The growth of IIM is affected by the expansion of Citigroup's consumer business, including the volume of new loans and credit cards. It is also highly dependent on local regulations governing the cross-selling of insurance products to Citigroup customers and the evolution of consumer buying patterns. In Argentina, the potential impact from the economic crisis on the valuation of IIM's assets relative to liabilities will continue to be a key concern, including the impact of Argentine government actions on insurance contract liabilities in that country. For further information regarding the situation in Argentina, see the discussions on the "Impact from Argentina's Economic Changes" and "Argentina" on pages 34 and 39, respectively.

Private Bank—Leveraging the global reach of Citigroup and its full range of products and services has allowed the *Private Bank* to significantly grow earnings in 2002 while most competitors' earnings have declined. The continued execution of this strategy presents the *Private Bank* with the opportunity to increase its presence in the highly fragmented private banking market and continue the strong earnings growth experienced in the past few years.

While certain macro-economic and geopolitical factors are expected to affect the business on a global scale in the year ahead, different opportunities exist in our businesses around the world. In the U.S., the build-out of the investments business and focus on under-penetrated markets will allow for continued growth. Asia will continue to leverage Citigroup platforms and build on-shore capabilities while Japan will focus on expanding its client set and building a discretionary asset management business. Latin America will focus on leveraging its competitive position and strong brand name. Western Europe and CEEMEA will focus on penetrating key markets.

Asset Management—The *Asset Management* business generated industry-leading income growth during 2002 despite the impact of weak global markets. The inclusion of full-year Banamex results, continued strength in net flows and expense reductions contributed to the income growth. The weakness in global markets was evident in U.S. equities and the economic instability and currency devaluation in Argentina.

The global economic outlook and equity market levels will continue to affect the level of assets under management and revenues in the asset management businesses in the near-term, but underlying demand for asset management services remains strong. Overall, demographic trends remain favorable: aging populations and insufficient retirement savings will continue to drive growth in the industry across the retail/high-net-worth, institutional and retirement services markets. Competition will continue to increase as open architecture distribution expands and major global financial services firms focus on opportunities in asset management.

For 2003, the business will focus on leveraging the full breadth of its global investment capabilities, continuing to capture the economic value of Citigroup's global distribution network, expansion of third-party distribution in key geographies and emphasis on penetration of the institutional pension segment.

PROPRIETARY INVESTMENT ACTIVITIES

In millions of dollars	**2002**	2001	2000
Revenues, net of interest expense	**$(471)**	$584	$2,263
Operating expenses	**140**	118	127
Provision for credit losses	**31**	—	7
Income before taxes and minority interest	**(642)**	466	2,129
Income taxes (benefits)	**(217)**	153	791
Minority interest, after-tax	**23**	(5)	(2)
Net income	**$(448)**	$318	$1,340

Proprietary Investment Activities is comprised of Citigroup's private equity investments, including venture capital activities (Private Equity), realized investment gains (losses) from sales on certain Insurance-Related Investments and the results from certain other proprietary investments, including investments in countries that refinanced debt under the 1989 Brady Plan or plans of a similar nature (Other Investment Activities).

Revenues, net of interest expense, in 2002 of ($471) million decreased $1.055 billion from 2001 primarily reflecting lower Private Equity results and higher impairment write-downs in Insurance-Related Investments, partially offset by increased gains in Other Investment Activities, including a $527 million gain on the sale of 399 Park Avenue. Revenues, net of interest expense, in 2001 of $584 million decreased $1.679 billion from 2000 primarily reflecting lower Private Equity results, higher impairment write-downs in Insurance-Related Investments and the absence of 2000 gains on the sale of certain Latin America bonds and technology investments in Other

Investment Activities, partially offset by increased net realized gains in Insurance-Related Investments.

Operating expenses of $140 million in 2002 increased $22 million from 2001 primarily reflecting increased Private Equity and Other Investment Activities costs, partially related to majority-owned investment funds established in late 2001 and 2002.

The increase in the provision for credit losses of $31 million from 2001 primarily relates to write-offs of loans in Private Equity.

Minority interest, after-tax, of $23 million in 2002 increased $28 million from 2001 primarily due to the net impact of majority-owned investment funds established in late 2001 and 2002.

See Note 6 to the Consolidated Financial Statements for additional information on investments in fixed maturity and equity securities.

The following sections contain information concerning revenues, net of interest expense, for the three main investment classifications of Proprietary Investment Activities:

Private Equity provides equity and mezzanine debt financing on both a direct and indirect basis to companies primarily located in the United States and Western Europe, investments in companies located in developing economies with a private equity focus, the investment portfolio related to the Banamex acquisition in August 2001 and CVC/Opportunity Equity Partners, LP (Opportunity). Opportunity is a third-party managed fund through which Citigroup co-invests in companies that were privatized by the government of Brazil in the mid-1990s.

Certain private equity investments held in investment company subsidiaries are carried at fair value with unrealized gains and losses recorded in income. Direct investments in companies located in developing economies are principally carried at cost with impairment write-downs recognized in income for "other than temporary" declines in value. The public equity investment portfolio related to Banamex is classified as available-for-sale and carried at fair value, while Opportunity is accounted for under the equity method.

As of December 31, 2002, Private Equity included assets of $5.971 billion, of which $2.626 billion was in the United States, $974 million in Western Europe, $1.660 billion in Latin America, $279 million in Asia and $432 million in CEEMEA. As of December 31, 2001, Private Equity included assets of $7.835 billion, of which $3.754 billion was in the United States, $830 million in Western Europe, $2.710 billion in Latin America, $259 million in Asia and $282 million in CEEMEA. The portfolio is primarily invested in industrial, consumer goods, communication and technology companies.

Revenues for Private Equity, net of interest expense, are composed of the following:

In millions of dollars	**2002**	2001 (1)	2000 (1)
Net realized gains (losses)	**$ 575**	$1,298	$1,557
Public mark-to-market (2)	**(680)**	(499)	439
Net impairment (write-downs)/write-ups (3)	**(401)**	(478)	142
Other (4)	**(93)**	169	(300)
Revenues, net of interest expense	**$(599)**	$ 490	$1,838

(1) Reclassified to conform to the 2002 presentation.
(2) Includes the changes in unrealized gains (losses) related to mark-to-market reversals for investments sold during the year.
(3) Includes private valuation adjustments.
(4) Includes Opportunity, net investment income and management fees.

Revenues, net of interest expense, of ($599) million in 2002 declined $1.089 billion from 2001 primarily relating to lower net realized gains (losses) on sales of investments of $723 million, greater public mark-to-market losses of $181 million, and lower other revenues of $262 million, including $135 million related to net interest income, partially offset by lower net impairment write-downs. These declines included $738 million relating to Latin America, resulting from lower revenues on the Opportunity investment of $388 million (other revenues), higher impairment write-downs of $340 million, including $271 million on certain investments in Argentina, and lower net realized gains. Revenues, net of interest expense, of $490 million in 2001 declined $1.348 billion from 2000 primarily from lower public mark-to-market revenues of $938 million, higher impairment write-downs of $620 million and the absence of a $156 million gain in 2000 on certain investments in Argentina, partially offset by increased revenues on the Opportunity investment of $384 million. The lower public mark-to-market revenues and higher impairment write-downs primarily resulted from weakened market conditions in the portfolio's technology sector.

Insurance-Related Investments include realized gains (losses) upon the sale of investments and impairment write-downs resulting from an "other than temporary" decline in value associated with certain Citigroup insurance operations, primarily the TLA and Primerica businesses. The underlying invested assets and net investment income are recorded in the respective Citigroup segments containing these businesses (*Life Insurance and Annuities*, *Retail Banking* and *Consumer Finance*). The assets primarily consist of fixed maturity investments including bonds and notes, as well as redeemable preferred stock and, to a lesser extent, equity securities. These investments are primarily classified as "available-for-sale."

As of December 31, 2002 and 2001, total Insurance-Related Investments included investments of $46 billion and $41 billion, respectively. The largest portfolio, the fixed income portfolio, held investments with a carrying value of $40 billion and $35 billion as of December 31, 2002 and December 31, 2001, respectively.

The following is a breakdown of revenues, net of interest expense:

In millions of dollars	**2002**	2001 (1)	2000 (1)
Net realized gains (losses)	**$ 378**	$ 421	$ (64)
Net impairment write-downs	**(708)**	(278)	(46)
Revenues, net of interest expense	**$(330)**	$ 143	$(110)

(1) Reclassified to conform to the 2002 presentation.

Revenues, net of interest expense, for 2002 were ($330) million, a decrease of $473 million from 2001 resulting from higher impairment write-downs of $430 million and lower realized gains (losses) on sales of securities of $43 million. The increase in impairment write-downs included $211 million related to WorldCom debt instruments, with the remaining increase primarily concentrated in the energy and telecommunications industries. The decrease in realized gains (losses) primarily resulted from lower gains on sales of fixed income securities. Revenues, net of interest expense, for 2001 were $143 million, an increase of $253 million from 2000 resulting from higher realized gains (losses) of $485 million, offset by higher impairment write-downs of $232 million. The increase in realized gains (losses) primarily resulted from higher gains on sales of fixed income securities. The increase in impairment write-downs included $44 million related to Enron, with the remaining increase primarily concentrated in the telecommunications and technology industries.

Total revenues relating to the fixed income portfolio were ($318) million, $246 million and ($214) million for 2002, 2001 and 2000, respectively.

Other Investment Activities include various proprietary investments, including Citigroup's approximate 9.9% remaining ownership interest in TPC's outstanding equity securities, certain hedge fund investments and the LDC Debt/Refinancing portfolios. The LDC Debt/Refinancing portfolios include investments in certain countries that refinanced debt under the 1989 Brady Plan or plans of a similar nature and earnings are generally derived from interest and restructuring gains (losses).

Other Investment Activities investments are primarily carried at fair value, with impairment write-downs recognized in income for "other than temporary" declines in value. The TPC common stock position is classified as available-for-sale. As of December 31, 2002, total assets of Other Investment Activities were $3.275 billion, including $1.464 billion in TPC shares, $579 million in the LDC Debt/Refinancing portfolios, $951 million in hedge funds, the majority of which represents money managed for TPC and $281 million in other assets. As of December 31, 2001, total assets of Other Investment Activities were $1.492 billion, including $815 million in the LDC Debt/Refinancing portfolios, $225 million in hedge funds and $452 million in other assets.

The major components of Other Investment Activities revenues, net of interest expense are as follows:

In millions of dollars	**2002**	2001 (1)	2000 (1)
LDC debt/refinancing portfolios	**$ 15**	$ 59	$331
Hedge fund investments	**70**	10	(1)
Other	**373**	(118)	205
Revenues, net of interest expense	**$458**	$ (49)	$535

(1) Reclassified to conform to the 2002 presentation.

Revenues, net of interest expense, in 2002 of $458 million, increased $507 million from 2001 primarily resulting from a $527 million gain on the 2002 third quarter sale of 399 Park Avenue, relating to the portion of the building that the Company did not occupy. The decline in LDC Debt/Refinancing portfolio revenues primarily results from lower interest earnings, as the portfolios are in run-off. Revenues, net of interest expense, in 2001 of ($49) million decreased $584 million from 2000 primarily resulting from a 2000 gain on the exchange of certain Latin America bonds in the LDC Debt/Refinancing portfolio, higher impairment write-downs in 2001 in certain technology investments and the absence of net realized gains in 2000 related to certain technology investments.

Proprietary Investment Activities results may fluctuate in the future as a result of market and asset-specific factors. This statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 62.

In millions of dollars	**2002**	2001	2000
Revenues, net of interest expense	**$ 600**	$ (334)	$ (582)
Operating expenses	**826**	762	1,001
Provisions for benefits, claims, and credit losses	**(21)**	(8)	38
Loss from continuing operations before taxes, minority interest, and cumulative effect of accounting changes	**(205)**	(1,088)	(1,621)
Income tax benefits	**(114)**	(465)	(571)
Minority interest, after-tax	**2**	11	—
Loss from continuing operations	**(93)**	(634)	(1,050)
Income from discontinued operations	**1,875**	1,055	1,288
Cumulative effect of accounting changes	**(47)**	(158)	—
Net income	**$1,735**	$ 263	$ 238

Corporate/Other includes net corporate treasury results, corporate expenses, certain intersegment eliminations, the results of discontinued operations, the Internet-related development activities, cumulative effect of accounting changes and taxes not allocated to the individual businesses. In 2000, Corporate/Other also includes certain activities related to the Associates Housing Finance (AHF) unit, which originated and serviced loans for manufactured homes. In January 2000, Associates announced its intention to discontinue the loan origination operations of its AHF unit.

Revenues, net of interest expense, of $600 million in 2002 increased $934 million from 2001, primarily due to lower net treasury costs and the impact of higher intersegment eliminations. The lower net treasury costs primarily related to favorable interest rate positioning and lower funding costs, including the impact of lower interest rates and earnings on fixed income investments, partially offset by the impact of increased borrowing levels. Revenues, net of interest expense, of ($334) million in 2001 increased $248 million from 2000 primarily due to lower net treasury costs largely related to reduced rates and the impact of higher intersegment eliminations, partially offset by increased funding costs related to the Associates and Banamex acquisitions.

Operating expenses of $826 million in 2002 increased $64 million primarily due to higher intersegment eliminations and employee-related costs, partially offset by a decrease in certain net unallocated corporate costs and the absence of a $57 million 2001 fourth quarter pretax expense for the contribution of appreciated venture capital securities to Citigroup's Foundation. This contribution had minimal impact on Citigroup's earnings after related tax benefits and investment gains. Operating expenses of $762 million in 2001 decreased $239 million from 2000 primarily reflecting restructuring-related items and merger-related charges of $346 million, including exit costs, incurred in 2000 as a result of Citigroup's acquisition of Associates and a $108 million pretax expense in 2000 for the contribution of appreciated venture capital securities to Citigroup's Foundation. Partially offsetting these decreases were higher intersegment eliminations and the $57 million 2001 fourth quarter pretax expense for the contribution of appreciated venture capital securities to Citigroup's Foundation.

The provisions for benefits, claims and credit losses in 2002 and 2001 are primarily the result of intersegment eliminations. Income tax benefits of $114 million in 2002 includes the tax benefit resulting from the loss incurred on the sale of the Associates property and casualty operations to TPC, which was spun-off in the 2002 third quarter.

Revenues, net of interest expense, operating expenses, the provisions for benefits, claims and credit losses and net income were negatively impacted in 2000 by $47 million, $25 million, $40 million and $71 million, respectively, relating to a Housing Finance unit charge, which included costs related to the discontinuation of AHF loan origination operations.

Discontinued operations (see Note 4 to the Consolidated Financial Statements) includes the operations of TPC through August 20, 2002. Income from discontinued operations in 2002 also includes gains on the sale of stock by a subsidiary of $1.270 billion ($1.158 billion after-tax), primarily consisting of an after-tax gain of $1.061 billion as a result of the TPC IPO of 231 million shares of its class A common stock. Income from discontinued operations in 2001 reflects catastrophe losses from the property and casualty business associated with the events of September 11th.

The 2002 cumulative effect of accounting changes of $47 million reflects the 2002 impact of adopting SFAS 142 relating to goodwill and indefinite-lived intangible assets. The 2001 cumulative effect of accounting changes of $158 million includes a charge of $42 million related to the adoption of SFAS 133 and a charge of $116 million reflecting the impact of adopting EITF 99-20. See Note 1 to the Consolidated Financial Statements for further details of the cumulative effect of accounting changes.

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company's actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to: weak U.S. and global economic conditions; sovereign or regulatory actions; the ability to gain market share in both new and established markets internationally; levels of activity in the global capital markets; macro-economic factors and political policies and developments in the countries in which the Company's businesses operate; the level of interest rates, bankruptcy filings and unemployment rates, as well as political policies and developments around the world; the continued economic crisis in Argentina; changes in assumptions underlying the valuations of financial instruments; uncertainty in Brazil; stress in the telecommunications and energy markets; changes in management's estimates underlying the allowance for credit losses; possible changes to various stock-based compensation plan provisions for future awards; the effect of adopting SFAS 146 and applying FIN 45 and FIN 46; the effect of the amortization of unrecognized net actuarial losses on net pension expense; economic conditions and credit performance of the portfolios in Japan; the ability of *Cards* to increase receivables and improve net credit losses; CitiFinancial's ability to successfully integrate the GSB auto operations and to grow its receivables; the ability of *Retail Banking* to continue improvements in core business performance; the ability of CitiMortgage to make market share gains in originations and to reduce costs from operational efficiencies; Primerica's ability to further develop its international presence and its cross-selling relationships; the ability of *Retail Banking* in Mexico to restrain expense growth and to develop deposit growth; the ability of GCIB's *Transaction Services* businesses to continue expense rationalization, to further develop competitive advantages, to mitigate credit losses and to continue to leverage the Company's global corporate relationship client base through cross-selling initiatives; the ability of TLA to take advantage of long-term demographic trends, to effect strong sales growth and to maintain an efficient cost structure; the effect of local regulations governing the cross-selling of insurance products to Citigroup customers; in the *Private Bank's* U.S. business, the ability to build out the investments business and to focus on under-penetrated markets; portfolio growth and seasonal factors; the effect of banking and financial services reforms; possible amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the ability of states to adopt more extensive consumer privacy protections through legislation or regulation; and the resolution of legal proceedings and related matters.

MANAGING GLOBAL RISK

The Citigroup Risk Management framework recognizes the wide range and diversity of global business activities by balancing strong corporate oversight with defined independent risk management functions at the business level.

The risk management framework is grounded on the following seven principles, which apply universally across all businesses and all risk types:

- **Integration of Business and Risk Management**—Risk management is integrated within the business plan and strategy.
- **Risk Ownership**—All risks and resulting returns are owned and managed by an accountable business unit.
- **Independent Oversight**—Risk limits are approved by both business management and independent risk management.
- **Policies**—All risk management policies are clearly and formally documented.
- **Risk Identification and Measurement**—All risks are measured using defined methodologies, including stress testing.
- **Limits and Metrics**—All risks are managed within a limit framework.
- **Risk Reporting**—All risks are comprehensively reported across the organization.

The Citigroup Chief Risk Officer, with the assistance of risk management functions at the Citigroup-level, is responsible for establishing standards for the measurement, approval, reporting and limiting of risk, for appointing independent risk managers at the business-level, for approving business-level risk management policies, for approving business risk-taking authority through the allocation of limits and capital, and for reviewing, on an ongoing basis, major risk exposures and concentrations across the organization. Risks are regularly reviewed with the independent business-level risk managers, the Citigroup Risk Management Committee, and as appropriate, with the Citigroup Board of Directors.

The independent risk managers at the business-level are responsible for establishing and implementing risk management policies and practices within their business, while ensuring consistency with Citigroup standards. The business risk managers have dual accountability—to the Citigroup Chief Risk Officer and to the head of their business unit.

During 2002, the Citigroup Risk Management Committee was formed. It is chaired by the Citigroup Chief Risk Officer, and its members include senior business and risk managers across the organization. Its objectives include the review of the major risk exposures of Citigroup, particularly those that cut across business lines; the review of current and emerging risk issues; and the ongoing review of the risk management infrastructure, including policies, people and systems. The scope of risks covered includes, but is not limited to:

- Corporate Credit Risk, including obligor exposures vis-à-vis limits, risk ratings, industry concentrations, and country cross-border risks;
- Consumer Credit Risk, including product concentrations, regional concentrations, and trends in portfolio performance;
- Counterparty pre-settlement risk in trading activities;
- Distribution and underwriting risks;
- Price Risk, including the earnings or economic impact of changes in the level and volatilities of interest rates, foreign exchange rates and commodity, debt and equity prices on trading portfolios and on investment portfolios;
- Liquidity Risk, including funding concentrations and diversification strategy;
- Risks resulting from the underwriting, sale and reinsurance of life insurance policies; and
- Other risks, including legal, technology, operational and franchise, as well as specific matters identified and reviewed in the Audit and Risk Review process.

The following sections summarize the processes for managing credit, market, operational and country risks within Citigroup's major businesses.

CREDIT RISK MANAGEMENT PROCESS

Credit risk is the potential for financial loss resulting from the failure of a borrower or counterparty to honor its financial or contractual obligation. Credit risk arises in many of the Company's business activities including lending activities, sales and trading activities, derivatives activities, and securities transactions settlement activities, and when the Company acts as and intermediary on behalf of its clients and other third parties. The credit risk management process at Citigroup relies on corporate-wide standards to ensure consistency and integrity, with business-specific policies and practices to ensure applicability and ownership.

LOANS OUTSTANDING

In millions of dollars at year-end	**2002**	2001 [1]	2000	1999	1998
Consumer loans					
In U.S. offices:					
Mortgage and real estate	**$121,178**	$ 80,099	$ 73,166	$ 59,376	$ 51,381
Installment, revolving credit, and other	**99,881**	84,367	78,017	63,374	60,564
	221,059	164,466	151,183	122,750	111,945
In offices outside the U.S.:					
Mortgage and real estate	**26,564**	28,688	24,988	24,808	21,578
Installment, revolving credit, and other	**64,454**	56,684	55,515	50,293	42,375
Lease financing	**493**	501	427	475	484
	91,511	85,873	80,930	75,576	64,437
	312,570	250,339	232,113	198,326	176,382
Unearned income	**(1,973)**	(2,677)	(3,234)	(3,757)	(3,377)
Consumer loans—net	**310,597**	247,662	228,879	194,569	173,005
Corporate loans					
In U.S. offices:					
Commercial and industrial	**35,780**	32,431	37,220	30,163	26,182
Lease financing	**14,044**	17,679	13,805	9,513	8,769
Mortgage and real estate	**2,573**	2,784	3,490	5,439	9,000
	52,397	52,894	54,515	45,115	43,951
In offices outside the U.S.:					
Commercial and industrial	**68,345**	73,512	69,111	61,984	56,761
Mortgage and real estate	**1,885**	1,874	1,720	1,728	1,792
Loans to financial Institutions	**8,583**	10,163	9,559	7,692	8,008
Lease financing	**4,414**	3,678	3,689	2,459	1,760
Governments and official institutions	**3,081**	4,033	1,952	3,250	2,132
	86,308	93,260	86,031	77,113	70,453
	138,705	146,154	140,546	122,228	114,404
Unearned income	**(1,497)**	(2,422)	(2,403)	(1,896)	(1,731)
Commercial loans—net	**137,208**	143,732	138,143	120,332	112,673
Total loans—net of unearned income	**447,805**	391,394	367,022	314,901	285,678
Allowance for credit losses	**(11,501)**	(10,088)	(8,961)	(8,853)	(8,596)
Total loans—net of unearned income and allowance for credit losses	**$436,304**	$381,306	$358,061	$306,048	$277,082

(1) Reclassified to conform to the 2002 presentation.

OTHER REAL ESTATE OWNED AND OTHER REPOSSESSED ASSETS

In millions of dollars at year-end	**2002**	2001	2000	1999	1998
Other real estate owned					
Consumer [1]	**$495**	$393	$366	$332	$358
Corporate [1]	**111**	265	291	511	514
Corporate/Other	**—**	8	8	14	8
Total other real estate owned	**$606**	$666	$665	$857	$880
Other repossessed assets [2]	**$230**	$439	$292	$256	$135

(1) Represents repossessed real estate, carried at lower of cost or fair value, less costs to sell.
(2) Primarily commercial transportation equipment and manufactured housing, carried at lower of cost or fair value, less costs to sell.

DETAILS OF CREDIT LOSS EXPERIENCE

In millions of dollars	**2002**	2001	2000	1999	1998
Allowance for credit losses at beginning of year	**$10,088**	$ 8,961	$8,853	$8,596	$8,087
Provision for credit losses					
Consumer	**7,154**	5,328	4,345	4,169	3,753
Corporate	**2,841**	1,472	994	591	508
	9,995	6,800	5,339	4,760	4,261
Gross credit losses					
Consumer (1)					
In U.S. offices	**5,098**	4,185	3,413	3,063	3,057
In offices outside the U.S.	**2,813**	2,060	1,939	1,799	1,235
Corporate					
Mortgage and real estate					
In U.S. offices	**5**	13	10	59	40
In offices outside the U.S.	**23**	3	22	11	58
Governments and official institutions outside the U.S.	**—**	—	—	—	3
Loans to financial institutions					
In U.S. offices	**—**	10	—	—	—
In offices outside the U.S.	**4**	—	—	11	97
Commercial and industrial					
In U.S. offices	**1,552**	1,378	563	186	125
In offices outside the U.S.	**1,070**	639	311	479	348
	10,565	8,288	6,258	5,608	4,963
Credit recoveries					
Consumer (1)					
In U.S. offices	**610**	435	526	413	427
In offices outside the U.S.	**505**	418	403	356	287
Corporate (2)					
Mortgage and real estate					
In U.S. offices	**1**	1	9	36	89
In offices outside the U.S.	**—**	1	1	2	10
Governments and official institutions outside the U.S.	**2**	—	1	—	10
Loans to financial institutions in offices outside the U.S.	**6**	9	9	5	16
Commercial and industrial					
In U.S. offices	**266**	262	45	19	36
In offices outside the U.S.	**173**	134	70	94	30
	1,563	1,260	1,064	925	905
Net credit losses					
In U.S. offices	**5,778**	4,888	3,406	2,840	2,670
In offices outside the U.S.	**3,224**	2,140	1,788	1,843	1,388
	9,002	7,028	5,194	4,683	4,058
Other—net (3)	**420**	1,355	(37)	180	306
Allowance for credit losses at end of year	**$11,501**	$10,088	$8,961	$8,853	$8,596
Allowance for credit losses on letters of credit (4)	**167**	50	50	50	—
Total allowance for loans, leases, lending commitments and letters of credit	**$11,668**	$10,138	$9,011	$8,903	$8,596
Net consumer credit losses	**$ 6,796**	$ 5,392	$4,423	$4,093	$3,578
As a percentage of average consumer loans	**2.58%**	2.31%	2.11%	2.24%	2.23%
Net corporate credit losses	**$ 2,206**	$ 1,636	$ 771	$ 590	$ 480
As a percentage of average corporate loans	**1.62%**	1.14%	0.60%	0.51%	0.45%

(1) Consumer credit losses and recoveries primarily relate to revolving credit and installment loans.
(2) Includes amounts recorded under credit default swaps purchased from third parties.
(3) 2002 primarily includes the addition of $452 million of credit loss reserves related to the acquisition of GSB. 2001 primarily includes the addition of allowance for credit losses related to the acquisitions of Banamex and EAB. 2000 and 1999 include the addition of allowance for credit losses related to other acquisitions. 1998 reflects the addition of $320 million of credit loss reserves related to the acquisition of the Universal Card portfolio. All periods also include the impact of foreign currency translation.
(4) Primarily represents additional reserves recorded as other liabilities on the balance sheet.

CASH-BASIS, RENEGOTIATED, AND PAST DUE LOANS

In millions of dollars at year-end	2002	2001 (1)	2000 (1)	1999 (1)	1998 (1)
Corporate cash-basis loans					
Collateral dependent (at lower of cost or collateral value) (2)	**$ 616**	$ 699	$ 390	$ 473	$ 555
Other (3)	**4,286**	2,834	1,580	1,162	1,201
Total	**$4,902**	$3,533	$1,970	$1,635	$1,756
Corporate cash-basis loans (3)					
In U.S. offices	**$1,724**	$1,315	$ 700	$ 476	$ 614
In offices outside the U.S.	**3,178**	2,218	1,270	1,159	1,142
Total	**$4,902**	$3,533	$1,970	$1,635	$1,756
Corporate renegotiated loans					
In U.S. offices	**$ 115**	$ 263	$ 305	$ 256	$ 255
In offices outside the U.S.	**55**	74	94	56	59
Total	**$ 170**	$ 337	$ 399	$ 312	$ 314
Consumer loans on which accrual of interest had been suspended (3)					
In U.S. offices	**$2,300**	$2,501	$1,797	$1,696	$1,751
In offices outside the U.S.	**2,723**	2,241	1,607	1,821	1,664
Total	**$5,023**	$4,742	$3,404	$3,517	$3,415
Accruing loans 90 or more days delinquent (3)(4)					
In U.S. offices	**$2,884**	$1,822	$1,247	$ 874	$ 833
In offices outside the U.S.	**447**	776	385	452	532
Total	**$3,331**	$2,598	$1,632	$1,326	$1,365
Corporate cash-basis loans as a % of total corporate loans	**3.57%**	2.46%	1.43%	1.36%	1.56%

(1) Reclassified to conform to the 2002 presentation.
(2) *A cash-basis loan is defined as collateral dependent when repayment is expected to be provided solely by the liquidation of the underlying collateral and there are no other available and reliable sources of repayment, in which case the loans are written down to the lower of cost or collateral value.*
(3) The December 31, 2002 balance includes GSB data. The December 31, 2001 balance includes Banamex loan data.
(4) Substantially all consumer loans of which $1,764 million, $920 million, $503 million, $379 million, and $267 million are government-guaranteed student loans and Federal Housing Authority mortgages at December 31, 2002, 2001, 2000, 1999, and 1998, respectively.

FOREGONE INTEREST REVENUE ON LOANS (1)

In millions of dollars	In U.S. offices	In Non-U.S. offices	2002 total
Interest revenue that would have been accrued at original contractual rates (2)	$314	$588	**$902**
Amount recognized as interest revenue (2)	41	177	**218**
Foregone interest revenue	$273	$411	**$684**

(1) Relates to commercial cash-basis and renegotiated loans and consumer loans on which accrual of interest had been suspended.
(2) Interest revenue in offices outside the U.S. may reflect prevailing local interest rates, including the effects of inflation and monetary correction in certain countries.

CONSUMER CREDIT RISK

Within Global Consumer, business-specific credit risk policies and procedures are derived from the following risk management framework:

- Each business must develop a plan, including risk/return tradeoffs, as well as risk acceptance criteria and policies appropriate to their activities;
- Senior Business Managers are responsible for managing risk/return tradeoffs in their business;
- Senior Business Managers, in conjunction with Senior Credit Officers, implement business-specific risk management policies and practices;
- Approval policies for a product or business are tailored to internal audit ratings, profitability and credit risk management performance;
- Independent credit risk management is responsible for establishing the Global Consumer Policy, approving business-specific policies and procedures, monitoring business risk management performance, providing ongoing assessment of portfolio credit risks, and approving new products and new risks.

CONSUMER PORTFOLIO REVIEW

Citigroup's consumer loan portfolio is well diversified by both customer and product. Consumer loans comprise 69% of the total loan portfolio. These loans represent thousands of borrowers with relatively small individual balances. The loans are diversified with respect to the location of the borrower, with 71% originated in the U.S. and 29% originated from offices outside the U.S. Mortgage and real estate loans constitute 47% of the total consumer loan *portfolio and installment; revolving credit and other consumer loans* constitute 53% of the portfolio.

In the consumer portfolio, credit loss experience is expressed in terms of annualized net credit losses as a percentage of average loans. Pricing and credit policies reflect the loss experience of each particular product and country. Consumer loans are generally written-off no later than a predetermined number of days past due on a contractual basis, or earlier in the event of bankruptcy. The number of days is set at an appropriate level according to loan product and country. The following table summarizes delinquency and net credit loss experience in both the managed and on-balance sheet loan portfolios in terms of loans 90 days or more past due, net credit losses, and as a percentage of related loans.

Consumer Loan Delinquency Amounts, Net Credit Losses, and Ratios

In millions of dollars, except total and average loan amounts in billions	Total loans	90 days or more past due[1]			Average loans	Net credit losses[1]		
Product View	**2002**	**2002**	2001[2]	2000[2]	**2002**	**2002**	2001[2]	2000[2]
Cards	**$130.4**	**$ 2,398**	$ 2,384	$ 1,671	**$121.0**	**$ 7,175**	$ 6,051	$ 4,367
Ratio		**1.84%**	1.96%	1.46%		**5.93%**	5.28%	4.21%
North America Cards	**118.4**	**2,185**	2,209	1,522	**110.2**	**6,668**	5,655	4,017
Ratio		**1.85%**	1.99%	1.46%		**6.05%**	5.41%	4.28%
International Cards	**12.0**	**213**	175	149	**10.8**	**507**	396	350
Ratio		**1.77%**	1.65%	1.45%		**4.71%**	3.96%	3.56%
Consumer Finance	**84.1**	**2,119**	2,243	1,435	**77.9**	**2,968**	2,213	1,845
Ratio		**2.52%**	3.04%	2.15%		**3.81%**	3.10%	2.96%
North America Consumer Finance	**67.7**	**1,785**	2,001	1,284	**62.3**	**1,865**	1,527	1,339
Ratio		**2.64%**	3.36%	2.38%		**3.00%**	2.65%	2.61%
International Consumer Finance	**16.4**	**334**	242	151	**15.6**	**1,103**	686	506
Ratio		**2.04%**	1.71%	1.17%		**7.05%**	5.01%	4.58%
Retail Banking	**146.2**	**4,150**	3,437	2,124	**113.0**	**753**	636	618
Ratio		**2.84%**	3.30%	2.37%		**0.67%**	0.65%	0.76%
North America Retail Banking	**109.2**	**2,818**	2,299	1,007	**75.6**	**315**	230	162
Ratio		**2.58%**	3.42%	1.93%		**0.42%**	0.39%	0.36%
International Retail Banking	**37.0**	**1,332**	1,138	1,117	**37.4**	**438**	406	456
Ratio		**3.60%**	3.08%	2.99%		**1.17%**	1.08%	1.25%
Private Bank[3]	**30.9**	**174**	135	61	**28.3**	**15**	14	23
Ratio		**0.56%**	0.54%	0.23%		**0.05%**	0.06%	0.09%
Other Consumer	**1.0**	**—**	11	9	**1.0**	**9**	46	(20)
Total managed[4]	**$392.6**	**$ 8,841**	$ 8,210	$ 5,300	**$341.2**	**$10,920**	$ 8,960	$ 6,833
Ratio		**2.25%**	2.50%	1.75%		**3.20%**	2.88%	2.48%
Securitized receivables	**(67.1)**	**(1,129)**	(1,282)	(1,012)	**(65.2)**	**(3,760)**	(3,251)	(2,228)
Loans held-for-sale	**(15.9)**	**(99)**	(110)	(110)	**(12.1)**	**(364)**	(317)	(182)
Consumer loans[5]	**$309.6**	**$ 7,613**	$ 6,818	$ 4,178	**$263.9**	**$ 6,796**	$ 5,392	$ 4,423
Ratio		**2.46%**	2.75%	1.83%		**2.58%**	2.31%	2.11%

	Total loans	90 days or more past due[1]			Average loans	Net credit losses[1]		
Regional View	**2002**	**2002**	2001[2]	2000[2]	**2002**	**2002**	2001[2]	2000[2]
North America (excluding Mexico)	**$304.4**	**$ 6,250**	$ 5,567	$ 3,824	**$255.0**	**$ 8,650**	$ 7,353	$ 5,477
Ratio		**2.05%**	2.28%	1.58%		**3.39%**	3.15%	2.52%
Mexico	**9.8**	**638**	1,032	16	**10.3**	**216**	117	14
Ratio		**6.52%**	9.04%	4.68%		**2.11%**	2.15%	3.76%
Western Europe	**25.1**	**1,208**	810	851	**22.4**	**418**	340	368
Ratio		**4.80%**	4.04%	4.85%		**1.87%**	1.76%	2.18%
Japan	**17.6**	**258**	192	103	**18.1**	**1,035**	590	410
Ratio		**1.46%**	1.16%	0.75%		**5.71%**	3.52%	3.46%
Asia (excluding Japan)	**27.4**	**335**	385	344	**26.9**	**364**	269	258
Ratio		**1.22%**	1.44%	1.59%		**1.35%**	1.01%	1.18%
Latin America	**3.2**	**79**	166	107	**3.7**	**180**	246	265
Ratio		**2.49%**	3.52%	2.19%		**4.85%**	4.16%	5.06%
CEEMEA	**5.1**	**73**	58	55	**4.8**	**57**	45	41
Ratio		**1.44%**	1.22%	2.17%		**1.17%**	1.00%	1.81%
Total managed[4]	**$392.6**	**$ 8,841**	$ 8,210	$ 5,300	**$341.2**	**$10,920**	$ 8,960	$ 6,833
Ratio		**2.25%**	2.50%	1.75%		**3.20%**	2.88%	2.48%
Securitized receivables	**(67.1)**	**(1,129)**	(1,282)	(1,012)	**(65.2)**	**(3,760)**	(3,251)	(2,228)
Loans held-for-sale	**(15.9)**	**(99)**	(110)	(110)	**(12.1)**	**(364)**	(317)	(182)
Consumer loans[5]	**$309.6**	**$ 7,613**	$ 6,818	$ 4,178	**$263.9**	**$ 6,796**	$ 5,392	$ 4,423
Ratio		**2.46%**	2.75%	1.83%		**2.58%**	2.31%	2.11%

(1) The ratios of 90 days or more past due and net credit losses are calculated based on end-of-period and average loans, respectively, both net of unearned income.
(2) Reclassified to conform to the 2002 presentation.
(3) *Private Bank* results are reported as part of the Global Investment Management segment.
(4) This table presents credit information on a managed basis and shows the impact of securitizations to get to a held basis. Only North America Cards and North America Retail Banking from a product view, and North America from a regional view, are impacted. Although a managed basis presentation is not in conformity with GAAP, it provides a representation of performance and key indicators of the credit card business that is consistent with the view the Company uses to manage the business.
(5) Total loans and total average loans exclude certain interest and fees on credit cards of approximately $1.0 billion and $0.4 billion, respectively, which are included in Consumer Loans on the Consolidated Statement of Financial Position.

Consumer Loan Balances, Net of Unearned Income

In billions of dollars	End of period 2002	2001[1]	2000[1]	Average 2002	2001[1]	2000[1]
Total managed	**$392.6**	$327.9	$302.8	**$341.2**	$311.5	$275.5
Securitized receivables	**(67.1)**	(68.3)	(60.6)	**(65.2)**	(63.8)	(57.0)
Loans held-for-sale	**(15.9)**	(11.9)	(13.3)	**(12.1)**	(14.2)	(8.7)
On-balance sheet[2]	**$309.6**	$247.7	$228.9	**$263.9**	$233.5	$209.8

(1) Reclassified to conform to the 2002 presentation.
(2) 2002 end-of-period and average loans exclude certain interest and fees on credit cards of approximately $1.0 billion and $0.4 billion, respectively.

Total delinquencies 90 days or more past due in the managed portfolio were $8.841 billion or 2.25% of loans at December 31, 2002, compared to $8.210 billion or 2.50% at December 31, 2001 and $5.300 billion or 1.75% at December 31, 2000. Total managed net credit losses in 2002 were $10.920 billion and the related loss ratio was 3.20%, compared to $8.960 billion and 2.88% in 2001 and $6.833 billion and 2.48% in 2000. For a discussion of trends by business, see business discussions on pages 44-49 and page 57.

Citigroup's allowance for credit losses of $11.501 billion is available to absorb probable credit losses inherent in the entire portfolio. For analytical purposes only, the portion of Citigroup's allowance for credit losses attributed to the consumer portfolio was $6.410 billion at December 31, 2002, $5.507 billion at December 31, 2001 and $4.946 billion at December 31, 2000. The increase in the allowance for credit losses from 2000 was primarily due to a $640 million and $452 million addition associated with the acquisitions of Banamex and GSB, respectively, and a $206 million increase in Citi Cards established in accordance with recent FFIEC guidance related to past due interest and late fees. The level of the consumer allowance was also impacted by deteriorating credit in Argentina and the *Consumer Finance* portfolio in Japan. The allowance as a percentage of loans on the balance sheet was 2.06% at December 31, 2002, compared to 2.22% at December 31, 2001 and 2.16% at December 31, 2000. The decline in the allowance as a percentage of loans from the prior year primarily reflected the addition of the GSB loan portfolio, which is predominantly secured by real estate, combined with growth in consumer loans and the impact of stricter lending standards and portfolio management in individual businesses. On-balance sheet consumer loans of $309.6 billion increased $61.9 billion or 25% from December 31, 2001. The increase from a year ago was primarily driven by the addition of GSB loans, receivable growth in Citi Cards, mortgage and student loan growth in Consumer Assets and increases in real estate-secured loans in the *Private Bank* and CitiFinancial. In addition, increases in Western Europe were partially offset by declines in Latin America and Mexico.

Net credit losses, delinquencies and the related ratios are affected by the credit performance of the portfolios, including bankruptcies, unemployment, global economic conditions, portfolio growth and seasonal factors, as well as macro-economic and regulatory policies. In Japan, net credit losses and the related loss ratio are expected to increase from 2002 due to current economic conditions in that country, including rising bankruptcy filings and unemployment rates. Management expects that 2003 consumer credit loss rates will be comparable to 2002 despite current economic conditions in the U.S. and Japan, including rising bankruptcy filings and unemployment rates. This paragraph contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 62.

CORPORATE CREDIT RISK

For corporate clients and investment banking activities across the organization, the credit process is grounded in a series of fundamental policies, including:

- Ultimate business accountability for managing credit risks;
- Joint business and independent risk management responsibility for establishing limits and risk management practices;
- Single center of control for each credit relationship that coordinates credit activities with that client, directly approves or consents to all extensions of credit to that client, reviews aggregate exposures, and ensures compliance with exposure limits;
- Portfolio limits, including obligor limits by risk rating and by maturity, to ensure diversification and maintain risk/capital alignment;
- A minimum two-authorized credit officer-signature requirement on extensions of credit—one from a sponsoring credit officer in the business and one from a credit officer in independent credit risk management;
- Uniform risk measurement standards, including risk ratings, which must be assigned to every obligor and facility in accordance with Citigroup standards; and
- Consistent standards for credit origination, measurement and documentation, as well as problem recognition, classification and remedial action.

These policies apply universally across corporate clients and investment banking activities. Businesses that require tailored credit processes, due to unique or unusual risk characteristics in their activities, may only do so under a Credit Program that has been approved by independent credit risk management. In all cases, the above policies must be adhered to, or specific exceptions must be granted by independent credit risk management.

The following table presents the corporate credit portfolio, before consideration of collateral, by maturity at December 31, 2002. The corporate portfolio is broken out by direct outstandings which include drawn loans, overdrafts, interbank placements, banker's acceptances, certain investment securities and leases, and unfunded commitments which include unused commitments to lend, letters of credit and financial guarantees.

In billions of dollars	Within 1 year	Greater than 1 year but within 5	Greater than 5 years	Total exposure
Direct outstandings	$153	$ 51	$19	$223
Unfunded commitments	135	59	13	207
Total	$288	$110	$32	$430

Credit Exposure Arising from Derivatives and Foreign Exchange

The current credit exposure arising from derivatives and foreign exchange contracts is represented by the current mark-to-market (i.e., the current cost of replacing all contracts), and is reported as a component of Trading Account Assets. At year-end 2002, the current credit exposure arising from derivative and foreign exchange contracts was $37.5 billion, after taking into consideration the benefit of legally enforceable master netting agreements, as well as cash collateral posted under legally enforceable margin agreements.

Additionally, for purposes of managing credit exposure on derivative and foreign exchange contracts, particularly when looking at exposure to a single counterparty, the Company measures and monitors credit exposure taking into account the current mark-to-market value of each contract plus a prudent estimate of its potential change in value over its life. This measurement of the potential future exposure for each credit facility is based on a stressed simulation of market rates and generally takes into account legally enforceable risk-mitigating agreements for each obligor such as netting and margining.

The Company's credit exposure on derivatives and foreign exchange contracts, including both the mark-to-market and the potential future exposure, is primarily to professional counterparties in the financial sector, with 74% arising from transactions with banks, investment banks, governments and central banks, and other financial institutions. Approximately 90% of the exposure is investment-grade.

Portfolio Mix

The corporate credit portfolio is geographically diverse by region. The following table shows direct outstandings and unfunded commitments by region:

	Dec. 31, 2002	Dec. 31, 2001
North America	**47%**	47%
Europe	**19%**	16%
Japan	**3%**	2%
Asia	**11%**	11%
Latin America	**5%**	8%
Mexico	**8%**	9%
CEEMEA	**7%**	7%
Total	**100%**	100%

It is corporate credit policy to maintain accurate and consistent risk ratings across the corporate credit portfolio. This facilitates the comparison of credit exposures across all lines of business, geographic region and product. All internal risk ratings must be derived in accordance with the Corporate Risk Rating Policy. Any exception to the policy must be approved by the Citigroup Chief Risk Officer. The Corporate Risk Rating Policy establishes standards for the derivation of obligor and facility risk ratings that are generally consistent with the approaches used by the major rating agencies.

Obligor risk ratings reflect an estimated probability of default for an obligor, and are derived through the use of validated statistical models, external rating agencies (under defined circumstances), or approved scoring or judgmental methodologies. Facility risk ratings are assigned, using the obligor risk rating, and then taken into consideration are factors that affect the loss-given-default of the facility such as parent support, collateral or structure.

Internal obligor ratings equivalent to BBB- and above are considered investment-grade. Ratings below the equivalent of BBB- are considered non-investment-grade.

The following table presents the corporate credit portfolio by facility risk rating at December 31, 2002 and 2001, as a percentage of the total portfolio:

	Direct outstandings and unfunded commitments	
	2002	2001
AAA/AA/A	**49%**	43%
BBB	**23%**	28%
BB/B	**23%**	18%
CCC or below	**2%**	3%
Unrated [1]	**3%**	8%
	100%	100%

(1) Includes retail margin loans, as well as portfolios of recent acquisitions, which are in the process of conforming to Citigroup's risk-rating methodology.

The corporate credit portfolio is diversified by industry with a concentration only to the financial sector which includes banks, other financial institutions, investment banks and governments and central banks. The following table shows the allocation of direct outstandings and unfunded commitments to industries as a percentage of the total corporate portfolio:

	Direct outstandings and unfunded commitments	
	2002	2001
Government and central banks	**12%**	13%
Other financial institutions	**8%**	6%
Banks	**6%**	5%
Insurance	**5%**	4%
Utilities	**5%**	4%
Telephone and cable	**4%**	4%
Agricultural and food preparation	**4%**	5%
Investment banks	**3%**	3%
Industrial machinery and equipment	**3%**	5%
Global information technology	**3%**	3%
Petroleum	**3%**	3%
Freight transportation	**2%**	4%
Chemicals	**2%**	3%
Autos	**2%**	2%
Other industries [1]	**38%**	36%
Total	**100%**	100%

(1) Includes all other industries, none of which exceeds 2% of total outstandings.

Credit Risk Mitigation

As part of its overall risk management activities, the Company makes use of credit derivatives and other risk mitigants to hedge portions of the credit risk in its portfolio, in addition to outright asset sales. The effect of these transactions is to transfer credit risk to creditworthy, independent third parties. At December 31, 2002, $9.6 billion of credit risk exposure was hedged. The reported amounts of direct outstandings and unfunded commitments in this report do not reflect the impact of these hedging transactions. At December 31, 2002, the credit protection was hedging underlying credit exposure with the following risk rating distribution:

Rating of Hedged Exposure	2002
AAA/AA/A	35%
BBB	55%
BB/B	9%
CCC or below	1%
	100%

At December 31, 2002, the credit protection was hedging underlying credit exposure with the following industry distribution:

Industry of Hedged Exposure

	2002
Telephone and cable	14%
Utilities	12%
Other financial institutions	8%
Agriculture and food preparation	7%
Global information technology	6%
Industrial machinery and equipment	6%
Business services	4%
Chemicals	4%
Entertainment/news group	4%
Natural gas distribution	4%
Petroleum	4%
Other (1)	27%
	100%

(1) Includes all other industries none of which is greater than 4% of total hedged amount.

GLOBAL CORPORATE PORTFOLIO REVIEW

Corporate loans are identified as impaired and placed on a nonaccrual basis when it is determined that the payment of interest or principal is doubtful of collection or when interest or principal is past due for 90 days or more, except when the loan is well secured and in the process of collection. In the case of CitiCapital, loans and leases are identified as impaired when interest or principal is past due not later than 120 days but interest ceases to accrue at 90 days. Impaired corporate loans are written down to the extent that principal is judged to be uncollectible. Impaired collateral-dependent loans are written down to the lower of cost or collateral value.

The following table summarizes corporate cash-basis loans and net credit losses:

In millions of dollars	2002	2001 (1)	2000 (1)
Corporate cash-basis loans			
Capital Markets and Banking (2)(3)	**$4,268**	$3,048	$1,901
Transaction Services (3)	**572**	464	23
Insurance Subsidiaries	**44**	19	43
Investment Activities (4)	**18**	2	3
Total corporate cash-basis loans	**$4,902**	$3,533	$1,970
Net credit losses			
Capital Markets and Banking (2)(3)	**$2,004**	$1,615	$ 735
Transaction Services (3)	**165**	21	29
Private Client Services (5)	**6**	—	—
Investment Activities (4)	**31**	—	7
Total net credit losses	**$2,206**	$1,636	$ 771
Corporate allowance for credit losses	**$5,091**	$4,581	$4,015
Corporate allowance for credit losses on letters of credit (6)	**167**	50	50
Total corporate allowance for loans, leases, lending commitments and letters of credit	**$5,258**	$4,631	$4,065
As a percentage of total corporate loans (7)	**3.71%**	3.19%	2.91%

(1) Reclassified to conform to the 2002 presentation.
(2) Prior period cash-basis loans were restated to change the policy of the Associates Corporate Leasing business for suspending accrual of interest on past due loans to conform with other leasing businesses in GCIB. The prior policy of placing loans that are 60 days or more past due into cash-basis was changed to 90 days or more past due.
(3) 2001 includes Banamex cash-basis loans and net credit losses.
(4) Investment Activities results are reported in the Proprietary Investment Activities segment.
(5) Private Client Services is included within the Private Client Services segment.
(6) Represents additional reserves as other liabilities on the balance sheet.
(7) Does not include the allowance for letters of credit.

Corporate cash-basis loans were $4.902 billion, $3.533 billion and $1.970 billion at December 31, 2002, 2001 and 2000, respectively. Cash-basis loans increased $1.369 billion in 2002 primarily due to increases in *Capital Markets and Banking* and *Transaction Services*. *Capital Markets and Banking* primarily reflects increases in the energy and telecommunications industries combined with increases in Latin America, mainly Argentina and Brazil, CitiCapital and Asia, mainly Thailand and Australia. CitiCapital increased primarily due to increases in the transportation and equipment finance portfolios. *Transaction Services* increased primarily due to increases in trade finance receivables in Argentina and Brazil.

Cash-basis loans increased $1.563 billion in 2001 primarily due to increases in *Capital Markets and Banking* and *Transaction Services*. *Capital Markets and Banking* primarily reflects increases in the telecommunications, energy, and retail industries, combined with increases in CitiCapital, Mexico, Latin America, mainly Argentina, and Asia, mainly Australia and New Zealand. CitiCapital increased primarily due to increases in the transportation portfolio. The increase in Mexico primarily reflects the acquisition of Banamex which includes exposures in steel, textile, food products and other industries. *Transaction Services* increased primarily due to increases in Mexico due to the acquisition of Banamex.

Total corporate Other Real Estate Owned (OREO) was $111 million, $273 million and $299 million at December 31, 2002, 2001 and 2000, respectively. The $162 million decrease from 2001 reflects a $38 million decrease due to the TPC distribution and continued improvement in the North America real estate portfolio. The $26 million decrease in 2001 reflects improvements in the North America real estate portfolio.

Total corporate Other Repossessed Assets were $139 million, $284 million and $208 million at December 31, 2002, 2001 and 2000, respectively. The $145 million decrease in 2002 primarily reflects improvements in the transportation equipment portfolio due to a decline in portfolio size and improved credit quality. The $76 million increase in 2001 primarily reflects the deterioration in the transportation equipment portfolio and the acquisition of Banamex.

Total corporate loans outstanding at December 31, 2002 were $137 billion as compared to $144 billion and $138 billion at December 31, 2001 and 2000, respectively.

Total corporate net credit losses of $2.206 billion in 2002 increased $570 million compared to 2001 primarily due to higher net credit losses in the energy and telecommunications industries and Argentina, partially offset by higher 2001 credit losses in the CitiCapital transportation portfolio. Total corporate net credit losses of $1.636 billion in 2001 increased $865 million compared to 2000 reflecting increases in the transportation leasing portfolio, higher net credit losses in the telecommunications, energy, retail and airline industries as well as write-downs in Argentina.

The allowance for credit losses is established by management based upon estimates of probable losses inherent in the portfolio. This evaluative process includes the utilization of statistical models to analyze such factors as default rates, both historic and projected, geographic and industry concentrations and environmental factors. Larger non-homogeneous credits are evaluated on an individual loan basis examining such factors as the borrower's financial strength, payment history, the financial stability of any guarantors and for secured loans, the realizable value of any collateral. CitiCapital's allowance is established based upon an estimate of probable losses inherent in the portfolio for individual loans which are deemed impaired as well as by applying an annualized weighted average credit loss ratio utilizing both historical and projected losses to the remaining portfolio. Additional reserves are established to provide for imprecision caused by the use of historical and projected loss data. Judgmental assessments are used to determine residual losses on the leasing portfolio.

Citigroup's allowance for credit losses for loans, leases, lending commitments and letters of credit of $11.668 billion is available to absorb probable credit losses inherent in the entire portfolio. For analytical purposes only, the portion of Citigroup's allowance for credit losses attributed to the corporate portfolio was $5.091 billion at December 31, 2002, compared to $4.581 billion at December 31, 2001. The allowance attributed to corporate loans, leases and lending commitments as a percentage of corporate loans was 3.71% at December 31, 2002, as compared to 3.19% and 2.91% at December 31, 2001 and 2000, respectively. The $627 million increase in the total allowance at December 31, 2002 primarily reflects reserves established as a result of the impact of the continuing deterioration in the Argentine economy and the telecommunications and energy industries on the commercial portfolio. The $566 million increase in the total allowance at December 31, 2001 primarily reflects the acquisition of Banamex. Losses on corporate lending activities and the level of cash-basis loans can vary widely with respect to timing and amount, particularly within any narrowly-defined business or loan type. Corporate net credit losses and cash-basis loans are expected to be comparable to 2002 levels due to weak global economic conditions, stress in the telecommunications and energy industries, uncertainty regarding the political and economic environment in Brazil, sovereign or regulatory actions, the economic crisis in Argentina, and other factors. This statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 62.

LOAN MATURITIES AND SENSITIVITY TO CHANGES IN INTEREST RATES

In millions of dollars at year-end	Due within 1 year	Over 1 year but within 5 years	Over 5 years	Total
Maturities of the gross corporate loan portfolio				
In U.S. offices				
Commercial and industrial loans	$10,826	$20,019	$ 4,935	$ 35,780
Mortgage and real estate	778	1,440	355	2,573
Lease financing	4,249	7,858	1,937	14,044
In offices outside the U.S.	54,251	28,003	4,054	86,308
Total corporate loan portfolio	$70,104	$57,320	$11,281	$138,705
Sensitivity of loans due after one year to changes in interest rates (1)				
Loans at predetermined interest rates		$24,847	$ 6,360	
Loans at floating or adjustable interest rates		32,473	4,921	
Total		$57,320	$11,281	

(1) Based on contractual terms. Repricing characteristics may effectively be modified from time to time using derivative contracts. See Notes 25 and 27 to the Consolidated Financial Statements.

MARKET RISK MANAGEMENT PROCESS

Market risk at Citigroup—like credit risk—is managed through corporate-wide standards and business policies and procedures. Market risks are measured in accordance with established standards to ensure consistency across businesses and the ability to aggregate like risks at the Citigroup-level. Each business is required to establish, and have approved by independent market risk management, a market risk limit framework, including risk measures, limits and controls, that clearly defines approved risk profiles and is within the parameters of Citigroup's overall risk appetite.

Businesses, working in conjunction with independent Market Risk Management, must ensure that market risks are independently measured, monitored and reported to ensure transparency in risk-taking activities and integrity in risk reports. In all cases, the businesses are ultimately responsible for the market risks that they take and for remaining within their defined limits.

Market risk encompasses liquidity risk and price risk, both of which arise in the normal course of business of a global financial intermediary. Liquidity risk is the risk that some entity, in some location and in some currency, may be unable to meet a financial commitment to a customer, creditor, or investor when due. Liquidity risk is discussed in the Liquidity and Capital Resources section.

Price risk is the risk to earnings that arises from changes in interest rates, foreign exchange rates, equity and commodity prices, and in their implied volatilities. Price risk arises in Non-trading Portfolios, as well as in Trading Portfolios.

Non-Trading Portfolios

Price risk in non-trading portfolios is measured predominantly through Earnings-at-Risk and Factor Sensitivity techniques. These measurement techniques are supplemented with additional tools, including stress testing and cost-to-close analysis.

Business units manage the potential earnings effect of interest rate movements by managing the asset and liability mix, either directly or through the use of derivative financial products. These include interest rate swaps and other derivative instruments that are designated and effective as hedges. The utilization of derivatives is managed in response to changing market conditions as well as to changes in the characteristics and mix of the related assets and liabilities.

Earnings-at-Risk is the primary method for measuring price risk in Citigroup's non-trading portfolios (excluding the Insurance companies). Earnings-at-Risk measures the pretax earnings impact of a specified upward and downward instantaneous parallel shift in the yield curve for the appropriate currency assuming a static portfolio. Citigroup generally measures this impact over a one-year and five-year time horizon under business-as-usual conditions. The Earnings-at-Risk is calculated separately for each currency and reflects the repricing gaps in the position as well as option positions, both explicit and embedded. U.S. dollar exposures in the non-trading portfolios are calculated by multiplying the gap between interest sensitive items, including assets, liabilities, derivatives and off-balance sheet instruments, by 100 basis points. Non-U.S. dollar exposures are calculated utilizing the statistical equivalent of a 100 basis point change in interest rates and assuming no correlation between exposures in different currencies.

Citigroup's primary non-trading price risk exposure is to movements in the U.S. dollar and Mexican peso interest rates. Citigroup also has Earnings-at-Risk in various other currencies; however, there are no significant risk concentrations in any other individual non-U.S. dollar currency.

The table below illustrates the impact to Citigroup's pretax earnings from a 100 basis point increase or decrease in the U.S. dollar yield curve. As of December 31, 2002, the potential impact on pretax earnings over the next 12 months is a decrease of $822 million from an interest rate increase and an increase of $969 million from an interest rate decrease. The potential impact on pretax earnings for periods beyond the first 12 months is an increase of $460 million from an increase in interest rates and a decrease of $380 million from an interest rate decrease. The change in Earnings-at-Risk from the prior year primarily reflects the change in the asset/liability mix to reflect Citigroup's view of interest rates.

As of December 31, 2002, the statistical equivalent of a 100 basis point increase in Mexican peso interest rates would have a potential positive impact on Citigroup's pretax earnings over the next twelve months of approximately $249 million and a potential negative impact of $157 million for the years thereafter. The statistical equivalent of a 100 basis points decrease in Mexican peso interest rates would have a potential negative impact on Citigroup's pretax earnings over the next twelve months of approximately $249 million and potential positive impact of $157 million for the years thereafter. The change in Earnings-at-Risk from December 31, 2001 primarily reflects a reduction of interest rate exposure in the balance sheet, partially offset by an increase in the relative volatility of Mexican peso interest rates.

As of December 31, 2002, excluding the impact of changes in Mexican peso interest rates, the statistical equivalent of a 100 basis point increase in other non-U.S. dollar interest rates would have a potential negative impact on Citigroup's pretax earnings over the next twelve months of $188 million and a potential positive impact of $500 million for the years thereafter. The statistical equivalent of a 100 basis point decrease in other non-U.S. dollar interest rates would have a potential positive impact on Citigroup's pretax earnings over the next twelve months of $191 million and a potential negative impact of $484 million for the years thereafter. The change in the other non-U.S. dollar Earnings-at-Risk from the prior year primarily reflects changes in the asset/liability mix across a range of currencies based on Citigroup's view of interest rates as well as changes in the repricing profile of the balance sheet.

Citigroup Earnings-at-Risk (Impact on Pretax Earnings)[1]

	December 31, 2002						December 31, 2001[2]					
	U.S. dollar		**Mexican peso**		**Other non-U.S. dollar[3]**		U.S. dollar		Mexican peso		Other non-U.S. dollar	
In millions of dollars	**Increase**	**Decrease**	**Increase**	**Decrease**	**Increase**	**Decrease**	Increase	Decrease	Increase	Decrease	Increase	Decrease
Twelve months and less	**$(822)**	**$ 969**	**$ 249**	**$(249)**	**$(188)**	**$ 191**	$(420)	$ 423	$208	$(208)	$(275)	$278
Thereafter[4]	**460**	**(380)**	**(157)**	**157**	**500**	**(484)**	197	(380)	207	(207)	(236)	250
Total	**$(362)**	**$ 589**	**$ 92**	**$ (92)**	**$ 312**	**$(293)**	$(223)	$ 43	$415	$(415)	$(511)	$528

(1) Excludes the Insurance Companies (see below).
(2) Prior year's U.S. dollar amounts have been restated to conform to the 2002 presentation.
(3) Excludes exposure to the Argentine peso beyond twelve months which reflects Citigroup's current risk management practice given the volatile and uncertain economic conditions in Argentina.
(4) Represents discounted Earnings-at-Risk beyond twelve months and up to and including five years.

Insurance Companies

The table below reflects the estimated decrease in the fair value of financial instruments held in the Insurance companies, as a result of a 100 basis point increase in interest rates.

In millions of dollars at December 31,	**2002**	2001
Assets		
Investments (1)	**$1,897**	$3,404
Liabilities		
Long-term debt	**$ 11**	$ 18
Contractholder funds	**932**	775
Redeemable securities of subsidiary trusts	**—**	1

(1) The decline from December 2001 is primarily attributable to discontinued operations. See Note 4 to the Consolidated Financial Statements.

A significant portion of the Insurance companies' liabilities (e.g., insurance policy and claims reserves) are not financial instruments and are excluded from the above sensitivity analysis. Corresponding changes in fair value of these accounts, based on the present value of estimated cash flows, would materially mitigate the impact of the net decrease in values implied above. The analysis also excludes all financial instruments, including long-term debt, identified with trading activities. The analysis reflects the estimated gross change in value resulting from a change in interest rates only and is not comparable to the Earnings-at-Risk used for the Citigroup non-trading portfolios or the Value-at-Risk used for the trading portfolios.

Trading Portfolios

Price risk in trading portfolios is measured through a complementary set of tools, including Factor Sensitivities, Value-at-Risk, and Stress Testing. Each trading portfolio has its own market risk limit framework, encompassing these measures and other controls, including permitted product lists and a new product approval process for complex products, established by the business and approved by independent market risk management.

Factor Sensitivities are defined as the change in the value of a position for a defined change in a market risk factor (e.g., the change in the value of a Treasury bill for a 1 basis point change in interest rates). It is the responsibility of independent market risk management to ensure that factor sensitivities are calculated, monitored and, in some cases, limited, for all relevant risks taken in a trading portfolio. Value-at-Risk estimates the potential decline in the value of a position or a portfolio, under normal market conditions, over a one-day holding period, at a 99% confidence level. The Value-at-Risk method incorporates the Factor Sensitivities of the trading portfolio with the volatilities and correlations of those factors.

Stress Testing is performed on trading portfolios on a regular basis, to estimate the impact of extreme market movements. Stress Testing is performed on individual trading portfolios, as well as on aggregations of portfolios and businesses, as appropriate. It is the responsibility of independent market risk management, in conjunction with the businesses, to develop stress scenarios, review the output of periodic stress testing exercises, and utilize the information to make judgments as to the ongoing appropriateness of exposure levels and limits.

New and/or complex products in trading portfolios are required to be reviewed and approved by the Capital Markets Approval Committee (CMAC). The CMAC is responsible for ensuring that all relevant risks are identified and understood, and can be measured, managed and reported in accordance with applicable business policies and practices. The CMAC is made up of senior representatives from market and credit risk management, legal, accounting, operations and other support areas, as required.

The level of price risk exposure at any given point in time depends on the market environment and expectations of future price and market movements, and will vary from period to period.

For Citigroup's major trading centers, the aggregate pretax Value-at-Risk in the trading portfolios was $83 million at December 31, 2002. Daily exposures averaged $66 million in 2002 and ranged from $54 million to $97 million.

The following table summarizes Value-at-Risk in the trading portfolios as of December 31, 2002 and 2001, along with the averages:

In millions of dollars	**Dec. 31, 2002**	**2002 Average**	Dec. 31, 2001	2001 Average
Interest rate	**$ 75**	**$ 54**	$ 44	$ 55
Foreign exchange	**25**	**16**	9	12
Equity	**12**	**18**	10	15
All other (primarily commodity)	**5**	**13**	21	18
Covariance adjustment	**(34)**	**(35)**	(30)	(37)
Total	**$ 83**	**$ 66**	$ 54	$ 63

The table below provides the range of Value-at-Risk in the trading portfolios that was experienced during 2002 and 2001:

	2002		2001 (1)	
In millions of dollars	**Low**	**High**	Low	High
Interest rate	**$41**	**$75**	$33	$90
Foreign exchange	**5**	**32**	6	22
Equity	**8**	**51**	9	53
All other (primarily commodity)	**4**	**26**	8	52

(1) Reclassified to conform to the 2002 presentation.

OPERATIONAL RISK MANAGEMENT PROCESS

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems or from external events. It includes reputation and franchise risks associated with business practices or market conduct that the Company may undertake with respect to activities as principal, as well as agent, or through a special purpose vehicle.

The management of operational risk is not new; businesses have typically managed operational risk as part of their standard business practices. However, management of operational risk has begun to evolve into a distinct discipline with its own risk management structure, tools, and processes, much like credit and market risk.

In February 2002, the Citigroup Operational Risk Policy was issued, codifying the core governing principles for operational risk management and providing the framework to identify, control, monitor, measure, and report operational risks in a consistent manner across the Company.

Citigroup's information security and continuity of business processes illustrate the implementation of controls consistent with the Operational Risk Policy. Citigroup has an Information Security Program that complies with the Gramm-Leach-Bliley Act and other regulatory guidance. The Citigroup Information Security Office conducted an end-to-end review of its risk management processes during 2002 and developed a more objective and measurable approach to assessing, mitigating, monitoring and responding to information security risk. The Office of Business Continuity formed the Continuity of Business Committee in late 2001 and issued a corporate-wide Continuity of Business policy effective January 2003 to ensure consistency in contingency planning standards across the Company. To mitigate operational risks associated with business continuity, the Office of Business Continuity ensures that Continuity of Business Plans are reviewed and tested, at least annually.

The core operational risk principles, which apply without exception to all of Citigroup's businesses, are:

- Senior Business Managers are accountable for managing Operational Risk.
- Citigroup has a system of checks and balances in place for operational risk management including:
  - —an independent operational risk oversight function, reporting to the Citigroup Chief Risk Officer
  - —an independent Audit and Risk Review function
- Each major Citigroup business segment must have approved business-specific policies and procedures for managing operational risk including risk identification, mitigation, monitoring, measurement and reporting, as well as processes for ensuring compliance with corporate policies and applicable laws and regulations.

The Operational Risk Policy and its requirements facilitate the aggregation of operational risks across products and businesses and promote effective communication of those risks to management, including the Citigroup Risk Management Committee, and Citigroup's Board of Directors. It also facilitates Citigroup's response to the requirements of emerging regulatory guidance on Operational Risk.

COUNTRY AND CROSS-BORDER RISK MANAGEMENT PROCESS

Country Risk

During 2002, the Citigroup Country Risk Committee was formed. It is chaired by senior international business management, and includes as its members business managers and independent risk managers from around the world. The committee's primary objective is to strengthen the management of country risk, defined as the total risk to the Company of an event that impacts a country. The committee regularly reviews all risk exposures within a country, makes recommendations as to actions, and follows up to ensure appropriate accountability.

Cross-Border Risk

The Company's cross-border outstandings reflect various economic and political risks, including those arising from restrictions on the transfer of funds as well as the inability to obtain payment from customers on their contractual obligations as a result of actions taken by foreign governments such as exchange controls, debt moratorium and restrictions on the remittance of funds.

Management oversight of cross-border risk is performed through a formal country risk review process that includes setting of cross-border limits, at least annually, in each country in which Citigroup has cross-border exposure, monitoring of economic conditions globally and within individual countries with proactive action as warranted, and the establishment of internal risk management policies. Under FFIEC guidelines, total cross-border outstandings include cross-border claims on third parties as well as investments in and funding of local franchises. Cross-border claims on third parties (trade, short-term, and medium- and long-term claims) include cross-border loans, securities, deposits with banks, investments in affiliates, and other monetary assets, as well as net revaluation gains on foreign exchange and derivative products.

The cross-border outstandings are reported by assigning externally guaranteed outstandings to the country of the guarantor and outstandings for which tangible, liquid collateral is held outside of the obligor's country to the country in which the collateral is held. For securities received as collateral, outstandings are assigned to the domicile of the issuer of the securities.

Investments in and funding of local franchises represents the excess of local country assets over local country liabilities. Local country assets are claims on local residents recorded by branches and majority-owned subsidiaries of Citigroup domiciled in the country, adjusted for externally guaranteed outstandings and certain collateral. Local country liabilities are obligations of branches and majority-owned subsidiaries of Citigroup domiciled in the country, for which no cross-border guarantee is issued by Citigroup offices outside the country.

In regulatory reports under FFIEC guidelines, cross-border resale agreements are presented based on the domicile of the issuer of the securities that are held as collateral. However, for purposes of the following table, cross-border resale agreements are presented based on the domicile of the counterparty because the counterparty has the legal obligation for repayment. Similarly, under FFIEC guidelines, long trading securities positions are required to be reported on a gross basis. However, for purposes of the following table, certain long and short securities positions are presented on a net basis consistent with internal cross-border risk management policies, reflecting a reduction of risk from offsetting positions.

The table below shows all countries where total FFIEC cross-border outstandings exceed 0.75% of total Citigroup assets:

	December 31, 2002									December 31, 2001	
	Cross-border claims on third parties				Investments in local franchises						
In billions of dollars	Trading and short-term claims (1)	Resale agreements	All other	Total	Local country assets	Local country liabilities	Net investments in and funding of local franchises (2)	Total cross-border outstandings	Commitments (3)	Total cross-border outstandings	Commitments (3)
Germany	$10.9	$6.9	$1.0	$18.8	$16.0	$15.8	$0.2	$19.0	$10.9	$13.5	$ 7.3
France	5.0	9.9	0.9	15.8	1.1	1.0	0.1	15.9	5.9	10.9	8.7
United Kingdom	4.7	6.4	2.7	13.8	31.1	45.8	—	13.8	26.3	11.2	16.8
Italy	8.7	0.8	0.3	9.8	3.2	1.7	1.5	11.3	1.6	9.7	2.4
Netherlands	5.3	3.4	1.2	9.9	0.1	1.9	—	9.9	4.1	7.2	3.0
Japan	2.6	5.2	1.6	9.4	23.6	32.6	—	9.4	0.4	7.9	3.3
Mexico (4)	3.1	0.1	5.0	8.2	44.9	44.0	0.9	9.1	0.5	12.3	0.6
Brazil	1.9	—	2.5	4.4	6.4	3.3	3.1	7.5	—	10.7	0.3
Canada	2.4	0.8	1.2	4.4	9.6	7.0	2.6	7.0	2.1	7.9	3.4

(1) Trading and short-term claims include cross-border debt and equity securities held in the trading account, trade finance receivables, net revaluation gains on foreign exchange and derivative contracts, and other claims with a maturity of less than one year.
(2) If local country liabilities exceed local country assets, zero is used for net investments in and funding of local franchises.
(3) Commitments (not included in total cross-border outstandings) include legally binding cross-border letters of credit and other commitments and contingencies as defined by the FFIEC.
(4) *For further information on Mexico see Note 26 to the Consolidated Financial Statements.*

Total cross-border outstandings under FFIEC guidelines, including cross-border resale agreements based on the domicile of the issuer of the securities that are held as collateral, and long securities positions reported on a gross basis at December 31, 2002, 2001 and 2000, respectively, were (in billions): Germany ($26.5, $19.5 and $16.8), France ($11.7, $13.5 and $13.5), the United Kingdom ($9.9, $9.3 and $9.6), Italy ($20.3, $12.8 and $13.9), the Netherlands ($7.8, $6.9 and $7.7), Japan ($9.3, $6.5 and $9.1), Mexico ($10.4, $13.2 and $4.7), Brazil ($8.8, $11.9 and $9.8), and Canada ($7.3, $8.9 and $9.0).

Cross-border commitments (in billions) at December 31, 2000 were $7.1 for Germany, $8.4 for France, $15.4 for the United Kingdom, $5.7 for Italy, $1.9 for the Netherlands, $0.8 for Japan, $1.7 for Mexico, $0.2 for Brazil, and $5.0 for Canada.

The sector percentage allocation for bank, public and private cross-border claims, respectively, on third parties under FFIEC guidelines at December 31, 2002 was: Germany (21%, 62% and 17%), France (16%, 55% and 29%), the United Kingdom (22%, 18% and 60%), Italy (4%, 83% and 13%), the Netherlands (25%, 23% and 52%), Japan (6%, 18% and 76%), Mexico (3%, 38% and 59%), Brazil (8%, 24% and 68%), and Canada (18%, 23% and 59%).

The following table shows cross-border outstandings to our ten largest non-OECD countries:

	December 31, 2002									December 31, 2001	
	Cross-border claims on third parties				Investments in local franchises						
In billions of dollars	Trading and short-term claims (1)	Resale agreements	All other	Total	Local country assets	Local country liabilities	Net investments in and funding of local franchises (2)	Total cross-border outstandings	Commitments (3)	Total cross-border outstandings	Commitments (3)
Brazil	1.9	—	2.5	4.4	6.4	3.3	3.1	7.5	—	10.7	0.3
India	0.6	—	0.6	1.2	5.7	3.8	1.9	3.1	0.3	2.4	0.4
Taiwan	0.8	1.0	0.8	2.6	8.9	10.2	—	2.6	0.5	2.8	0.7
Russia	0.6	0.3	0.4	1.3	0.8	0.7	0.1	1.4	—	0.6	0.3
Argentina	0.5	0.2	0.3	1.0	2.4	2.0	0.4	1.4	0.2	3.2	0.3
Chile	0.3	—	0.5	0.8	2.9	2.5	0.4	1.2	0.1	1.6	0.1
Malaysia	0.2	0.3	0.1	0.6	6.5	5.9	0.6	1.2	—	0.9	0.2
Hong Kong	0.9	—	0.2	1.1	8.7	19.2	—	1.1	0.2	1.0	0.2
Colombia	0.6	—	0.3	0.9	1.0	0.9	0.1	1.0	0.1	1.4	0.1
Singapore	0.7	0.2	0.1	1.0	12.1	23.1	—	1.0	1.2	0.8	0.2

(1) Trading and short-term claims include cross-border debt and equity securities held in the trading account, trade finance receivables, net revaluation gains on foreign exchange and derivative contracts, and other claims with a maturity of less than one year.
(2) If local country liabilities exceed local country assets, zero is used for net investments in and funding of local franchises.
(3) Commitments (not included in total cross-border outstandings) include legally binding cross-border letters of credit and other commitments and contingencies as defined by the FFIEC.

BALANCE SHEET REVIEW

General

At December 31, 2002, total assets were $1.1 trillion, an increase of $45.7 billion or 4% from the prior year. At December 31, 2002, total assets were primarily comprised of loans (net of unearned income) of $447.8 billion or 41% of total assets, investments of $169.5 billion or 15% of total assets, trading assets of $155.2 billion or 14% of total assets and federal funds sold and securities borrowed or purchased under agreements to resell of $139.9 billion or 13% of total assets. Total interest-earning assets from continuing operations were $867.0 billion compared to $803.1 billion in 2001. Supporting this asset growth was a $56.4 billion or 15% increase in total deposits, an $11.5 billion or 8% increase in short- and long-term borrowings, a $10.9 billion or 14 % increase in trading account liabilities, a $9.1 billion or 6% increase in federal funds purchased and securities loaned or sold under agreements to repurchase and a $4.9 billion or 30% increase in investment banking and brokerage borrowings. In addition at December 31, 2002, total stockholders' equity increased $5.5 billion to $86.7 billion. See "Liquidity and Capital Resources" on page 78 for further discussions on capital.

Factors Affecting Financial Position

On August 20, 2002, Citigroup completed the tax-free distribution to its stockholders of a majority portion of its remaining ownership interest in TPC. This non-cash transaction resulted in a reduction in assets at December 31, 2002 of approximately $53.6 billion, primarily comprised of $30.1 billion in investments and $9.8 billion in reinsurance recoverables. Liabilities were reduced by approximately $42.5 billion, primarily comprised of a $34.1 billion reduction in insurance policy claims. In accordance with GAAP, the Consolidated Statement of Financial Position has not been restated. See Notes 1 and 4 to the Consolidated Financial Statements.

On November 6, 2002, Citigroup completed its acquisition of GSB. This transaction resulted in an increase in assets at December 31, 2002 of approximately $56.0 billion. The impact on the balance sheet primarily included increases of approximately $35.0 billion in consumer loans, $4.0 billion in investment securities, $4.0 billion in goodwill, $25.0 billion in deposits and $13.0 billion in long-term debt. See Note 3 to the Consolidated Financial Statements.

ASSETS

Cash and Due from Banks

At December 31, 2002, the balance was $17.3 billion, a decrease of $1.2 billion from the prior year. Net cash provided by operating and financing activities of continuing operations were $26.0 billion and $28.0 billion, respectively, while net cash used in investing activities of continuing operations was $59.1 billion. Net cash used in discontinued operations was $237 million, while proceeds from the sale of subsidiary stock (TPC) were $4.1 billion.

Federal Funds Sold and Securities Borrowed or Purchased Under Agreements to Resell

At December 31, 2002, the balance was $139.9 billion, an increase of $5.1 billion from the prior year, attributable to an increase in federal funds and resale agreements of $5.0 billion, and deposits paid for securities borrowed of $0.1 billion. Average domestic federal funds sold and securities borrowed or purchased under agreements to resell were $91.2 billion yielding 3.8% in 2002, compared to $104.2 billion and 6.8% in 2001, while average foreign balances were $57.4 billion yielding 3.3% in 2002, compared to $34.1 billion and 5.3% in 2001. Federal funds and resale agreements represented 17% of total interest-earning assets during 2002. See Note 7 to the Consolidated Financial Statements.

Trading Account Assets

At December 31, 2002, the balance was $155.2 billion, an increase of $10.3 billion or 7% from the prior year. The increase was primarily attributable to increased revaluation gains of $7.8 billion or 26% primarily on foreign exchange derivative transactions. The trading asset portfolio grew by $2.5 billion or 2% attributable to an increase in corporate and other debt securities of $12.0 billion and foreign government securities of $4.0 billion, offset by a $10.8 billion decline in U.S. Treasury and Federal agency securities and a $2.6 billion decrease in equity securities. See Note 9 to the Consolidated Financial Statements.

Investments

At December 31, 2002, the balance was $169.5 billion, an increase of $8.1 billion from the prior year. The Company was primarily invested in fixed maturity securities, including mortgage-backed securities, U.S. Treasury and Federal agencies securities, state and municipal securities, foreign government and U.S. corporate securities. At December 31, 2002, the Company's investment in TPC was $1.5 billion. Investments represented 16% of total interest-earning assets from continuing operations at December 31, 2002. The average rate earned on these investments in 2002 was 5.5%, compared to 6.2% in the prior year. Excluding the impact of the TPC and GSB transactions, investments increased by $32.7 billion or 25% from the prior year. The increase was primarily due to growth in the fixed maturity securities portfolio of $11.7 billion, due to an increase in asset allocation and an increase in unrealized gains driven by a declining interest rate yield curve. See Note 6 to the Consolidated Financial Statements.

Loans

Total loans outstanding (net of unearned income) at December 31, 2002 were $447.8 billion compared to $391.4 billion in the prior year, an increase of $56.4 billion or 14% (including the GSB acquisition). Total loans comprised 46% of total interest-earning assets from continuing operations in 2002, compared to 47% in the prior year. The increase reflects growth in the consumer loan portfolio of $62.9 billion, approximately half of which is attributable to GSB, offset by a $6.5 billion decrease in the corporate portfolio. The 25% increase in the consumer loan portfolio was comprised of $39.0 billion or 36% in mortgage and real estate loans and $23.3 billion or 17% in installment, revolving credit and other. For more information see the "Consumer Portfolio Review" on page 66. The 5% decline in the corporate portfolio was driven by decreases of $1.8 billion or 2% in commercial and industrial loans, $2.9 billion or 14% in lease financings, $1.6 billion or 16% in loans to financial institutions and $1.0 billion or 24% in loans to governments and official institutions. These declines were driven primarily by the pesification of the Argentine portfolio, combined with the weakening of certain currencies in Latin America, tightening of credit policies in selected countries and maturities in CitiCapital's transportation portfolio, partially offset by increases in Western Europe and CEEMEA. For further information see the "Global Corporate Portfolio Review" on page 70. During 2002, average consumer loans of $264.3 billion yielded an average rate of 10.7%, compared to $233.5 billion and 11.8% in the prior year. Average corporate loans of $136.2 billion yielded an average rate of 7.1% in 2002, compared to $143.5 billion and 8.4% in the prior year. See Note 11 to the Consolidated Financial Statements.

Total loans-held-for-sale, included in Other Assets at December 31, 2002, were $15.9 billion compared to $11.9 billion in the prior year, an increase of $4.0 billion or 34% (including the GSB acquisition). This increase is attributable to consumer mortgages and student loans.

LIABILITIES

Deposits

The Company's primary source of funding for loans and investments is deposits. At December 31, 2002, total deposits were $430.9 billion, an increase of $56.4 billion or 15% from the prior year. Interest-bearing foreign deposits comprise 55% of total deposits, interest-bearing domestic deposits comprise 33%, non-interest-bearing domestic deposits comprise 7%, and non-interest-bearing foreign deposits comprise 5%. The growth in deposit balances is attributable to a $37.9 billion increase in domestic deposits and an $18.5 billion increase in foreign deposits, both primarily in interest-bearing savings deposits. The growth in domestic deposits was mainly driven by the addition of GSB combined with increases in the Smith Barney bank deposit program and consumer deposit growth in Citibanking North America and the Private Bank. The growth in foreign deposits reflected growth in the GCIB and the Private Bank that was partially offset by a decline in Retail Banking. The GCIB and the Private Bank deposit growth was driven by increases in Europe, Asia and Japan and was partially offset by declines in Mexico and Latin America. The decline in Retail Banking was due to the ongoing economic crisis in Argentina and was partially offset by strong consumer deposit growth in Japan. See the Financial Data Supplement to the Consolidated Financial Statements.

Federal Funds Purchased and Securities Loaned or Sold Under Agreements to Repurchase

At December 31, 2002, federal funds purchased and securities loaned or sold under agreements to repurchase increased $9.1 billion or 6% to $162.6 billion, compared to $153.5 billion at the prior year end. This increase is attributable to increases of $12.0 billion in federal funds purchased and repurchase agreements, offset by a $2.9 billion decrease in deposits held for securities loaned. Average volume from continuing operations in 2002 increased to $169.0 billion, yielding 3.9% compared to $155.0 billion and 6.8% in 2001. See Note 7 to the Consolidated Financial Statements.

Trading Account Liabilities

At December 31, 2002, trading account liabilities of $91.4 billion increased $10.9 billion from the prior year. The 14% increase includes a $12.2 billion increase in revaluation losses primarily on foreign exchange derivative transactions. Additionally, securities sold, not yet purchased declined by $1.3 billion, or 3% attributable to a decrease of $11.0 billion in non-U.S. Treasury securities, offset by an increase of $9.7 billion in short U.S. Treasury securities. See Note 9 to the Consolidated Financial Statements.

Debt

At December 31, 2002, total Citigroup debt was $178.9 billion, comprised of long-term debt of $126.9 billion, short-term borrowings of $30.6 billion, and investment banking and brokerage borrowings of $21.4 billion, up 10% from $162.6 billion in the prior year. This $16.3 billion increase from 2001 includes increases of $6.2 billion in short-term borrowings, $5.3 billion in long-term debt and $4.9 billion in investment banking and brokerage borrowings.

The 30% increase in investment banking and brokerage borrowings in 2002 includes a $4.4 billion increase in commercial paper and a $0.4 billion increase in other short-term borrowings.

The 25% increase in short-term borrowings in 2002 includes increases of $2.0 billion in other borrowings and $4.2 billion in commercial paper.

The long-term debt balance at December 31, 2002, includes $114.0 billion of senior notes and $12.9 billion of subordinated debt, with maturities ranging from 2003-2098. During 2002, subordinated debt increased by $2.0 billion. U.S. dollar- and non-U.S. dollar-denominated fixed and variable rate debt increased by $3.3 billion, including approximately $13.0 billion attributable to GSB, partially offset by maturities. Average long-term debt at December 31, 2002 was $133.3 billion.

For more information on debt, see Note 14 to the Consolidated Financial Statements.

Citigroup's primary source of incremental capital resources is its net earnings. Other sources include proceeds from the issuance of trust preferred securities, senior debt, subordinated debt and commercial paper. Citigroup can also generate funds by securitizing various financial assets including credit card receivables and other receivables generally secured by collateral such as single-family residences and automobiles.

Citigroup uses these capital resources to pay dividends to its stockholders, to repurchase its shares in the market pursuant to Board-of-Directors approved plans, to support organic growth, to make acquisitions and to service its debt obligations.

As a financial holding company, substantially all of Citigroup's net earnings are generated within its operating subsidiaries including Citibank, Salomon Smith Barney Holdings Inc. (Salomon Smith Barney), CitiFinancial GSB, and TIC. Each of these subsidiaries makes these funds available to Citigroup in the form of dividends. The subsidiaries' dividend paying abilities are limited by certain covenant restrictions in credit agreements and/or by regulatory requirements. Certain of these subsidiaries are also subject to rating agency requirements that also impact their capitalization levels.

During 2003, it is not anticipated that any restrictions on the subsidiaries' dividending capability will restrict Citigroup's ability to meet its obligations as and when they become due. It is also anticipated that during 2003 Citigroup will continue to maintain its share repurchase program. At December 31, 2002, there was $5.1 billion remaining under the authorized program. This paragraph contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 62.

The following table summarizes the Company's repurchase program during 2002:

In millions of dollars, except per share amounts	Total shares repurchased[1]	Average price paid per share	Dollar value of remaining authorized repurchase program
First quarter 2002	17.8	$46.37	$4,774
Second quarter 2002	38.3	41.82	3,172
Third quarter 2002	77.2	31.72	5,724
Fourth quarter 2002	17.8	34.06	5,119
Total	151.1	$36.29	$5,119

(1) All repurchases were transacted through Smith Barney, which is included within the Private Client Services segment.

The TPC distribution was treated as a dividend to stockholders for accounting purposes that reduced Citigroup stockholders' equity by approximately $7.0 billion.

Citigroup, Citicorp and certain other subsidiaries issue commercial paper directly to investors. Citigroup and Citicorp, both of which are bank holding companies, maintain combined liquidity reserves of cash, securities and unused bank lines of credit to support their combined outstanding commercial paper. Citigroup maintains sufficient liquidity at the Parent Company to meet all maturing unsecured debt obligations due within a one-year time horizon without incremental access to the unsecured markets.

Citigroup has unutilized bilateral committed revolving credit facilities in the amount of $2.5 billion that expire on various dates in 2003. Under these facilities, Citigroup is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreements). Citigroup exceeded this requirement by approximately $62 billion at December 31, 2002.

Associates First Capital Corporation (Associates), a subsidiary of Citicorp, had a combination of unutilized credit facilities of $4.5 billion as of December 31, 2002 which have maturities ranging from 2003 to 2005. All of these facilities are guaranteed by Citicorp. In connection with the facilities, Citicorp is required to maintain a certain level of consolidated stockholder's equity (as defined in the agreements). At December 31, 2002, this requirement was exceeded by approximately $59 billion. Citicorp has also guaranteed various debt obligations of Associates and CitiFinancial Credit Company (CCC), an indirect subsidiary of Citicorp.

Borrowings under bank lines of credit may be at interest rates based on LIBOR, CD rates, the prime rate, or bids submitted by the banks. Each company pays its banks facility fees for its lines of credit.

Citicorp, Salomon Smith Barney, and some of their nonbank subsidiaries have credit facilities with Citicorp's subsidiary banks, including Citibank, N.A. Borrowings under these facilities must be secured in accordance with Section 23A of the Federal Reserve Act.

The following table summarizes the maturity profile of the Company's consolidated contractual long-term debt payments and operating leases at December 31, 2002:

In millions of dollars	Long-term debt	Operating leases
2003	$ 34,229	$ 961
2004	28,682	819
2005	17,666	818
2006	9,451	605
2007	7,533	512
Thereafter	29,366	2,748
Total	$126,927	$6,463

Management of Liquidity

Management of liquidity at Citigroup is the responsibility of the Corporate Treasurer. A uniform liquidity risk management policy exists for Citigroup and its major operating subsidiaries. Under this policy, there is a single set of standards for the measurement of liquidity risk in order to ensure consistency across businesses, stability in methodologies and transparency of risk. Management of liquidity at each operating subsidiary and/or country is performed on a daily basis and is monitored by Corporate Treasury.

A primary tenet of Citigroup's liquidity management is strong decentralized liquidity management at each of its principal operating subsidiaries and in each of its countries, combined with an active corporate oversight function. Along with the role of the Corporate Treasurer, the Global Asset and Liability Committee (ALCO) undertakes this oversight responsibility. The Global ALCO functions as an oversight forum for Citigroup's Chief Financial Officer, Chief Risk Officer, Corporate Treasurer, independent Senior Treasury Risk Officer, and the senior corporate and business treasurers and risk managers. One objective of the Global ALCO is to monitor and review the overall liquidity and balance sheet position of Citigroup and its principal subsidiaries and to address corporate-wide policies and make recommendations back to senior management and the business units. Similarly, ALCOs are also established for each country and/or major line of business.

Each major operating subsidiary and/or country must prepare an annual funding and liquidity plan for review by the Corporate Treasurer and approval by the independent Senior Treasury Risk Officer. The funding and liquidity plan includes analysis of the balance sheet as well as the economic and business conditions impacting the liquidity of the major operating subsidiary and/or country. As part of the funding and liquidity plan, liquidity limits, liquidity ratios, market triggers, and assumptions for periodic stress tests are established and approved.

Liquidity limits establish boundaries for potential market access in business-as-usual conditions and are monitored against the liquidity position on a daily basis. These limits are established based on the size of the balance sheet, depth of the market, experience level of local management, the stability of the liabilities, and liquidity of the assets. Finally, the limits are subject to the evaluation of the entities' stress test results. Generally, limits are established such that in stress scenarios, entities need to be self-funded or net providers of liquidity.

A series of standard corporate-wide liquidity ratios have been established to monitor the structural elements of Citigroup's liquidity. For bank entities these include measures of liquid assets against liquidity gaps, core deposits to loans, long-term assets to long-term liabilities and deposits to loans. In addition, several measures exist to review potential concentrations of funding by individual name, product, industry, or geography. For the Parent Company, Insurance Entities and the Broker-Dealer, there are ratios established for liquid assets against short-term obligations. Triggers to elicit management discussion have been established against these ratios. In addition, each individual major operating subsidiary or country establishes targets against these ratios and may monitor other ratios as approved in its funding and liquidity plan.

Market triggers are internal or external market or economic factors that may imply a change to market liquidity or Citigroup's access to the markets. Citigroup market triggers are monitored by the Corporate Treasurer and the independent Senior Treasury Risk Officer and are discussed with the Global ALCO. Appropriate market triggers are also established and monitored for each major operating subsidiary and/or country as part of the funding and liquidity plans. Local triggers are reviewed with the local country or business ALCO and independent risk management.

Periodic liquidity stress testing is performed for each major operating subsidiary and/or country. The scenarios include assumptions about significant changes in key funding sources, credit ratings, contingent uses of funding, and political and economic conditions in certain countries. The results of stress tests of individual countries and operating subsidiaries are reviewed to ensure that each individual major operating subsidiary or country is self-funded or a net provider of liquidity. In addition, a Contingency Funding Plan is prepared on a periodic basis for Citigroup. The plan includes detailed policies, procedures, roles and responsibilities, and the results of corporate stress tests. The product of these stress tests is a menu of alternatives that can be utilized by the Corporate Treasurer in a liquidity event.

Citigroup's funding sources are well-diversified across funding types and geography, a benefit of the strength of the global franchise. Funding for the Parent and its major operating subsidiaries includes a large geographically diverse retail and corporate deposit base, a significant portion of which is expected to be long-term and stable and is considered core. Other sources of funding include collateralized borrowings, securitizations (primarily credit card and mortgages), long-term debt, and purchased/wholesale funds. This funding is significantly enhanced by Citigroup's strong capital position. Each of Citigroup's major operating subsidiaries finances its operations on a basis consistent with its capitalization, regulatory structure and the operating environment in which it operates.

Other liquidity and capital resource considerations for Citigroup follow.

OFF-BALANCE SHEET ARRANGEMENTS

Citigroup and its subsidiaries are involved with several types of off-balance sheet arrangements, including special purpose entities (SPEs), lines and letters of credit, and loan commitments. The principal uses of SPEs are to obtain sources of liquidity by securitizing certain of Citigroup's financial assets, to assist our clients in securitizing their financial assets, and to create other investment products for our clients.

SPEs may be organized as trusts, partnerships, or corporations. In a securitization, the company transferring assets to an SPE converts those assets into cash before they would have been realized in the normal course of business. The SPE obtains the cash needed to pay the transferor for the assets received by issuing securities to investors in the form of debt and equity instruments, certificates, commercial paper, and other notes of indebtedness. Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as a cash collateral account or overcollateralization in the form of excess assets in the SPE, or from a liquidity facility, such as a line of credit or asset purchase agreement. Accordingly, the SPE can typically obtain a more favorable credit rating from rating agencies, such as Standard and Poor's and Moody's Investors Service, than the transferor could obtain for its own debt issuances, resulting in less expensive financing costs. The transferor can use the cash proceeds from the sale to extend credit to additional customers or for other business purposes. The SPE may also enter into a derivative contract in order to convert the yield or currency of the underlying assets to match the needs of the SPE's investors or to limit or change the credit risk of the SPE. The Company may be the counterparty to any such derivative. The securitization process enhances the liquidity of the financial markets, may spread credit risk among several market participants, and makes new funds available to extend credit to consumers and commercial entities.

Citigroup also acts as intermediary or agent for its corporate clients, assisting them in obtaining sources of liquidity by selling the clients' trade receivables or other financial assets to an SPE. The Company also securitizes clients' debt obligations in transactions involving SPEs that issue collateralized debt obligations. In yet other arrangements, the Company packages and securitizes assets purchased in the financial markets in order to create new security offerings for institutional and private bank clients as well as retail customers. In connection with such arrangements, Citigroup may purchase, and temporarily hold assets designated for subsequent securitization.

Securitization of Citigroup's Assets

In certain of these off-balance sheet arrangements, including credit card receivable and mortgage loan securitizations Citigroup is securitizing assets that were previously recorded in its Consolidated Statement of Financial Position.

The following table summarizes certain cash flows received from and paid to securitization trusts during the years ended December 31, 2002, 2001 and 2000:

In billions of dollars	2002 Credit cards	2002 Mortgages	2002 Other(1)	2001 Credit cards	2001 Mortgages	2001 Other(1)	2000 Credit cards	2000 Mortgages	2000 Other(1)
Proceeds from new securitizations	$ 15.3	$40.1	$10.0	$ 22.7	$34.8	$6.4	$ 9.1	$16.5	$1.7
Proceeds from collections reinvested in new receivables	130.9	—	—	131.4	0.4	—	127.2	0.2	—
Servicing fees received	1.2	0.3	—	1.2	0.2	—	1.0	0.3	—
Cash flows received on retained interest and other net cash flows	$ 3.9	$ 0.1	$ 0.1	$ 3.6	$ 0.2	$0.2	$ 2.8	$ 0.3	$ —

(1) Other includes corporate debt securities, auto loans, student loans and other assets.

Credit Card Receivables

Credit card receivables are securitized through trusts, which are established to purchase the receivables. Citigroup sells receivables into the trusts on a non-recourse basis. After securitization of credit card receivables, the Company continues to maintain credit card customer account relationships and provides servicing for receivables transferred to the SPE trusts. As a result, the Company considers both the securitized and unsecuritized credit card receivables to be part of the business it manages. The documents establishing the trusts generally require the Company to maintain an ownership interest in the trusts. The Company also arranges for third parties to provide credit enhancement to the trusts, including cash collateral accounts, subordinated securities, and letters of credit. As specified in certain of the sale agreements, the net revenue with respect to the investors' interest collected by the trusts each month is accumulated up to a predetermined maximum amount and is available over the remaining term of that transaction to make payments of interest to trust investors, fees, and transaction costs in the event that net cash flows from the receivables are not sufficient. If the net cash flows are insufficient, Citigroup's loss is limited to its retained interest, consisting of seller's interest and an interest-only strip that arises from the calculation of gain or loss at the time receivables are sold to the SPE. When the predetermined amount is reached, net revenue with respect to the investors' interest is passed directly to the Citigroup subsidiary that sold the receivables. Credit card securitizations are revolving securitizations; that is, as customers pay their credit card balances, the cash proceeds are used to purchase new receivables and replenish the receivables in the trust. Salomon Smith Barney is one of several underwriters that distribute securities issued by the trusts to investors. The Company relies on securitizations to fund approximately 60% of its Citi Cards business.

At December 31, 2002 and 2001, total assets in the credit card trusts were $84 billion and $87 billion, respectively. Of that amount at December 31, 2002 and 2001, $67 billion and $67 billion, respectively, has been sold to investors via trust-issued securities, and the remaining seller's interest of $17 billion and $20 billion, respectively, is recorded in Citigroup's Consolidated Statement of Financial Position as Consumer Loans. Citigroup retains credit risk on its seller's interests and reserves for expected credit losses. Amounts receivable from the trusts were $1.112 billion and $1.098 billion, respectively, and amounts due to the trusts were $889 million and $701 million, respectively, at December 31, 2002 and 2001. The Company also recognized an interest-only strip of $494 million at December 31, 2002 that arose from the calculation of gain or loss at the time assets were sold to the SPE. During the years ended December 31, 2002 and 2001, finance charges and interchange fees of $10.3 billion and $10.1 billion, respectively, were collected by the trusts in each year. Also for the years ended December 31, 2002 and 2001, the trusts recorded $7.2 billion and $6.5 billion, respectively, in coupon interest paid to third-party investors, servicing fees, and other costs. Servicing fees of $1.2 billion were earned in each of 2002 and 2001 and an additional $3.9 billion and $3.6 billion, respectively, of net cash flows were received by the Company in 2002 and 2001. In 2002, the Company recorded net gains of $425 million related to the securitization of credit card receivables as a result of changes in estimates in the timing of revenue recognition on securitizations.

Mortgages and Other Assets

The Company provides a wide range of mortgage and other loan products to a diverse customer base. In addition to providing a source of liquidity and less expensive funding, securitizing these assets also reduces the Company's credit exposure to the borrowers. In connection with the securitization of these loans, the Company may retain servicing rights which entitle the Company to a future stream of cash flows based on the outstanding principal balances of the loans and the contractual servicing fee. Failure to service the loans in accordance with contractual servicing obligations may lead to a termination of the servicing contracts and the loss of future servicing fees. In non-recourse servicing, the principal credit risk to the servicer arises from temporary advances of funds. In recourse servicing, the servicer agrees to share credit risk with the owner of the mortgage loans, such as FNMA, FHLMC, GNMA, or with a private investor, insurer or guarantor. The Company's mortgage loan securitizations are primarily non-recourse, thereby effectively transferring the risk of future credit losses to the purchasers of the securities issued by the trust. Home equity loans may be revolving lines of credit under which borrowers have the right to draw on the line of credit up to their maximum amount for a specified number of years. In addition to servicing rights, the Company also retains a residual interest in its home equity, manufactured housing, auto and student loan securitizations, consisting of seller's interest and interest-only strips that arise from the calculation of gain or loss at the time assets are sold to the SPE. The Company recognized gains related to the securitization of mortgages and other assets of $331 million, $271 million and $172 million in 2002, 2001, and 2000, respectively.

Under generally accepted accounting principles, the assets and liabilities of these SPEs do not appear in Citigroup's Consolidated Statement of Financial Position. At December 31, 2002 and 2001 the total amount of loans securitized and outstanding was $234 billion and $85 billion, respectively. Servicing rights and other retained interests amounted to $4.4 billion and $3.2 billion at December 31, 2002 and 2001, respectively.

Securitizations of Client Assets

The Company acts as an intermediary or agent for its corporate clients, assisting them in obtaining sources of liquidity by selling the clients' trade receivables or other financial assets to an SPE.

The Company administers several third-party owned, special purpose, multi-seller finance companies that purchase pools of trade receivables, credit cards, and other financial assets from third-party clients of the Company. As administrator, the Company provides accounting, funding, and operations services to these conduits. The Company has no ownership interest in the conduits. The clients continue to service the transferred assets. The conduits' asset purchases are funded by issuing commercial paper and medium-term notes. Clients absorb the first losses of the conduit by providing collateral in the form of excess assets. The Company along with other financial institutions provides liquidity facilities, such as commercial paper, backstop lines of credit to the conduits. The Company also provides second loss enhancement in the form of letters of credit and other guarantees. All fees are charged on a market basis. At December 31, 2002 and 2001, total assets in the conduits were $49 billion and $52 billion, respectively, and liabilities were $49 billion and $52 billion, respectively. For the year ended December 31, 2002, the Company's revenues for these activities amounted to $256 million and estimated expenses before taxes were $51 million. Expenses have been estimated based upon a percentage of product revenues to business revenues. In addition, the Company participates in providing liquidity backstop lines of credit to conduits administered by other financial institutions with assets totaling $2.9 billion at December 31, 2002.

The Company also securitizes clients' debt obligations in transactions involving SPEs that issue collateralized debt obligations (CDOs). A majority of the transactions are on behalf of clients where the Company first purchases the assets at the request of the clients and warehouses them until the securitization transaction is executed. Other CDOs are structured where the underlying debt obligations are purchased directly in the open market or from issuers. Some CDOs have static unmanaged portfolios of assets, while others have a more actively managed portfolio of financial assets. At December 31, 2002, there were 46 CDOs with assets amounting to $17 billion. The Company receives market-rate fees for structuring and distributing the CDO securities to investors. For the year ended December 31, 2002, the Company's revenues for these activities were $81 million and estimated expenses before taxes were $16 million. Expenses have been estimated based upon a percentage of product revenues to business revenues.

In addition to securitizations of mortgage loans originated by the Company, the Company also securitizes purchased mortgage loans, creating collateralized mortgage obligations (CMOs) and other mortgage-backed securities (MBSs) and distributes them to investors. Since January 1, 2000, the Company has organized 254 mortgage securitizations with assets of $241.3 billion at December 31, 2002. For the year ended December 31, 2002, the Company's revenues for these activities were $106 million and estimated expenses before taxes were $34 million. Expenses have been estimated based upon a percentage of product revenues to total business revenues.

Creation of Other Investment and Financing Products

The Company packages and securitizes assets purchased in the financial markets in order to create new security offerings, including hedge funds, mutual funds, unit investment trusts, and other investment funds, for institutional and *Private Bank* clients as well as retail customers, that match the clients' investment needs and preferences. The SPEs may be credit-enhanced by excess assets in the investment pool or by third-party insurers assuming the risks of the underlying assets, thus reducing the credit risk assumed by the investors and diversifying investors' risk to a pool of assets as compared with investments in individual assets. The Company typically manages the SPEs for market-rate fees. In addition, the Company may be one of several liquidity providers to the SPEs and may place the securities with investors.

See Note 13 to the Consolidated Financial Statements for additional information about off-balance sheet arrangements.

Credit Commitments and Lines of Credit

The table below summarizes Citigroup's credit commitments. Further details are included in the footnotes.

In millions of dollars at year-end	**2002**	2001
Financial standby letters of credit and foreign office guarantees	**$ 32,220**	$ 29,541
Performance standby letters of credit and foreign office guarantees	**7,320**	7,749
Commercial and similar letters of credit	**4,965**	5,681
One- to four-family residential mortgages	**3,990**	5,470
Revolving open-end loans secured by one- to four-family residential properties	**10,297**	7,107
Commercial real estate, construction and land development	**1,781**	1,882
Credit card lines (1)	**407,822**	387,396
Commercial and other consumer loan commitments (2)	**214,166**	210,909
Total	**$682,561**	$655,735

(1) Credit card lines are unconditionally cancelable by the issuer.
(2) Includes $132 billion and $138 billion with original maturity of less than one year at December 31, 2002 and 2001, respectively.

See Note 28 to the Consolidated Financial Statements for additional information.

CAPITAL

Citigroup Inc.

Citigroup is subject to risk-based capital guidelines issued by the Board of Governors of the Federal Reserve System (FRB). These guidelines are used to evaluate capital adequacy based primarily on the perceived credit risk associated with balance sheet assets, as well as certain off-balance sheet exposures such as unused loan commitments, letters of credit, and derivative and foreign exchange contracts. The risk-based capital guidelines are supplemented by a leverage ratio requirement. To be "well capitalized" under Federal bank regulatory agency definitions, a depository institution must have a Tier 1 ratio of at least 6%, a combined Tier 1 and Tier 2 ratio of at least

10%, and a leverage ratio of at least 5%, and not be subject to a directive, order, or written agreement to meet and maintain specific capital levels.

Citigroup Ratios

At year-end	**2002**	2001
Tier 1 capital	**8.47%**	8.42%
Total capital (Tier 1 and Tier 2)	**11.25%**	10.92%
Leverage (1)	**5.49%**	5.64%
Common stockholders' equity	**7.78%**	7.58%

(1) Tier 1 capital divided by adjusted average assets.

Citigroup maintained a strong capital position during 2002. Total capital (Tier 1 and Tier 2) amounted to $78.3 billion at December 31, 2002, representing 11.25% of risk-adjusted assets. This compares to $75.8 billion and 10.92% at December 31, 2001. Tier 1 capital of $59.0 billion at December 31, 2002 represented 8.47% of risk-adjusted assets, compared to $58.4 billion and 8.42% at December 31, 2001. Citigroup's leverage ratio was 5.49% at December 31, 2002, compared to 5.64% at December 31, 2001. See Note 20 to the Consolidated Financial Statements.

Components of Capital Under Regulatory Guidelines

In millions of dollars at year-end	**2002**	2001
Tier 1 capital		
Common stockholders' equity	**$ 85,318**	$ 79,722
Qualifying perpetual preferred stock	**1,400**	1,400
Qualifying mandatorily redeemable securities of subsidiary trusts	**6,152**	6,725
Minority interest	**1,236**	803
Less: Net unrealized gains on securities available-for-sale (1)	**(1,957)**	(852)
Accumulated net gains on cash flow hedges, net of tax	**(1,242)**	(168)
Intangible assets:		
Goodwill	**(26,961)**	(23,861)
Other intangible assets	**(4,322)**	(4,944)
50% investment in certain subsidiaries (2)	**(37)**	(72)
Other	**(575)**	(305)
Total Tier 1 capital	**59,012**	58,448
Tier 2 capital		
Allowance for credit losses (3)	**8,873**	8,694
Qualifying debt (4)	**10,288**	8,648
Unrealized marketable equity securities gains (1)	**180**	79
Less: 50% investment in certain subsidiaries (2)	**(36)**	(72)
Total Tier 2 capital	**19,305**	17,349
Total capital (Tier 1 and Tier 2)	**$ 78,317**	$ 75,797
Risk-adjusted assets (5)	**$696,339**	$694,035

(1) Tier 1 capital excludes unrealized gains and losses on debt securities available-for-sale in accordance with regulatory risk-based capital guidelines. The Federal bank regulatory agencies permit institutions to include in Tier 2 capital up to 45% of pretax net unrealized holding gains on available-for-sale equity securities with readily determinable fair values. Institutions are required to deduct from Tier 1 capital net unrealized holding losses on available-for-sale equity securities with readily determinable fair values, net of tax.

(2) Represents investment in certain overseas insurance activities and unconsolidated banking and finance subsidiaries.

(3) Includable up to 1.25% of risk-adjusted assets. Any excess allowance is deducted from risk-adjusted assets.

(4) Includes qualifying senior and subordinated debt in an amount not exceeding 50% of Tier 1 capital, and subordinated capital notes subject to certain limitations.

(5) Includes risk-weighted credit equivalent amounts, net of applicable bilateral netting agreements, of $31.5 billion for interest rate, commodity and equity derivative contracts and foreign exchange contracts, as of December 31, 2002, compared to $26.2 billion as of December 31, 2001. Market risk-equivalent assets included in risk-adjusted assets amounted to $30.6 billion and $31.4 billion at December 31, 2002 and 2001, respectively. Risk-adjusted assets also includes the effect of other off-balance sheet exposures such as unused loan commitments and letters of credit and reflects deductions for intangible assets and any excess allowance for credit losses.

Common stockholders' equity increased a net $5.6 billion during the year to $85.3 billion at December 31, 2002, representing 7.78% of assets, compared to $79.7 billion and 7.58% at year-end 2001. The increase in common stockholders' equity during the year principally reflected net income of $15.3 billion, $3.5 billion in connection with the acquisition of GSB, $2.7 billion related to the issuance of shares pursuant to employee benefit plans and other activity, and $0.6 billion related to the after-tax net change in unrealized gains and losses on investment securities, cash-flow hedges, and foreign currency translation adjustments. These increases were offset by the tax-free distribution to Citigroup's stockholders of a majority portion of Citigroup's remaining ownership interest in TPC of $7.0 billion, treasury stock acquired of $5.5 billion, dividends declared on common and preferred stock of $3.7 billion, and the net issuance of restricted stock of $0.3 billion. The increase in the common stockholders' equity ratio during the year reflected the above items, and was partially offset by the increase in total assets.

On March 3, 2003, Citigroup and Salomon Smith Barney redeemed, for cash, all of the Trust Preferred securities of Citigroup Capital IV and SSBH Capital I, respectively, at the redemption price of $25 per Preferred security plus any accrued interest and unpaid distributions thereon. On March 3, 2003, Citigroup redeemed the Series Q and R Preferred Stock.

During July 2002, the Board of Directors granted approval for the repurchase of an additional $5 billion of Citigroup common stock, continuing the Company's program of buying back its shares. Under its long-standing repurchase program, the Company buys back shares in the market from time to time.

The total mandatorily redeemable securities of subsidiary trusts (trust securities) which qualify as Tier 1 capital at December 31, 2002 and 2001 were $6.152 billion and $6.725 billion, respectively. The amount outstanding at December 31, 2002 includes $4.657 billion of parent-obligated securities and $1.495 billion of subsidiary-obligated securities, and at December 31, 2001 includes $4.85 billion of parent-obligated securities and $2.275 billion of subsidiary-obligated securities.

Citigroup's subsidiary depository institutions in the United States are subject to the risk-based capital guidelines issued by their respective primary Federal bank regulatory agencies, which are generally similar to the FRB's guidelines. At December 31, 2002, all of Citigroup's subsidiary depository institutions were "well capitalized" under the Federal bank regulatory agencies' definitions.

On January 8, 2002, the FRB issued final rules that govern the regulatory treatment of merchant banking investments and certain similar equity investments, including investments made by venture capital subsidiaries, in nonfinancial companies held by bank holding companies with certain exclusions. The new rules impose a capital charge that would increase in steps as the banking organization's level of concentration in equity investments increases. An 8% Tier 1 capital deduction applies on covered investments that in the aggregate represent up to 15% of an organization's Tier 1 capital. For covered investments that aggregate more than 25% of the organization's Tier 1 capital, a top marginal charge of 25% applies. The rules became effective April 1, 2002 and were adopted for the quarter ended June 30, 2002. The impact of the new rule was neutral to Citigroup's ratio at December 31, 2002. For the quarter ended December 31, 2002, the capital ratio impact of the $269 million capital charge was offset by the $3.4 billion net reduction in risk-adjusted assets for the nonfinancial equity investments.

In December 2001, the Basel Committee on Banking Supervision (Committee) announced that a new consultative package on the new Basel Capital Accord (new Accord) would not be issued in early 2002, as previously indicated. Instead, the Committee will first seek to complete a comprehensive impact assessment of the draft proposal, after which a new consultative package will be issued. The Committee launched a Quantitative Impact Study on October 1, 2002 which allowed banks to perform a concrete and comprehensive assessment of how the Committee's proposal will affect their organization. Banks were asked to submit their findings by December 20, 2002. The new Accord, which will apply to all "significant" banks, as well as to holding companies that are parents of banking groups, is intended to be finalized in the fourth quarter of 2003, with implementation of the new framework by year-end 2006. The Company is monitoring the status and progress of the proposed rule.

On November 29, 2001, the FRB issued final rules regarding the regulatory capital treatment of recourse, direct credit substitutes and residual interest in asset securitizations. The rules require a deduction from Tier 1 capital for the amount of credit-enhancing interest-only strips (a type of residual interest) that exceeds 25% of Tier 1 capital, as well as requiring dollar-for-dollar capital for residual interests not deducted from Tier 1 capital. These rules, which were fully implemented in the fourth quarter of 2002, reduced Citigroup's Tier 1 Capital Ratio by approximately 15 basis points.

In January 2003, FASB issued final accounting guidance in FIN 46 which will require the consolidation of certain types of special purpose vehicles that previously were recorded as off-balance sheet exposures. During 2003, the Federal bank regulatory agencies are expected to issue guidance clarifying how this new requirement will be incorporated into the risk-based capital framework. The Company is monitoring the status and progress of regulatory adoption of this new rule. See "Significant Accounting Policies and Significant Estimates" on page 36 and "Consolidation of Variable Interest Entities" on page 40 in the "Future Applications of Accounting Standards" section and Note 13 to the Consolidated Financial Statements for a discussion of the Company's FIN 46 implementation.

Additionally, from time to time, the FRB and the FFIEC propose amendments to, and issue interpretations of, risk-based capital guidelines and reporting instructions. Such proposals or interpretations could, if implemented in the future, affect reported capital ratios and net risk-adjusted assets. This statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 62.

Citicorp

The in-country forum for liquidity issues is the ALCO, which includes senior executives within each country. The ALCO reviews the current and prospective funding requirements for all businesses and legal entities within the country, as well as the capital position and balance sheet. All businesses within the country are represented on the committee with the focal point being the Country Treasurer. The Citigroup Country Officer and the Country Treasurer ensure that all funding obligations in each country are met when due. The Citigroup Corporate Treasurer, in concert with the Country Corporate Officer and the Regional Market Risk Manager, appoints the Country Treasurer.

Each Country Treasurer must prepare a funding and liquidity plan at least annually, reviewed by the country ALCO and approved by the Country Corporate Officer, and the Regional Market Risk Manager. It is also reviewed by the Citigroup Corporate Treasurer and approved by the independent Senior Treasury Risk Officer. The liquidity profile is monitored on a daily basis by the local Treasurer and independent risk management. Limits are established on the extent to which businesses in a country can take liquidity risk. The size of the limit depends on the size of the balance sheet, depth of the market, experience level of local management, the stability of the liabilities, and liquidity of the assets. Finally, the limits are subject to the evaluation of the entities' stress test results. Generally, limits are established such that in stress scenarios, entities need to be self-funded or providers of liquidity to Citicorp.

Regional Market Risk Managers generally have responsibility for monitoring liquidity risk across a number of countries within a defined geography. They are also available for consultation and special approvals, especially in unusual or volatile market conditions.

Citicorp's assets and liabilities are diversified across many currencies, geographic areas, and businesses. Particular attention is paid to those businesses which for tax, sovereign risk, or regulatory reasons cannot be freely and readily funded in the international markets.

A diversity of funding sources, currencies, and maturities is used to gain a broad access to the investor base. Citicorp's deposits, which represent 60% of total funding at December 31, 2002 and 59% of funding at December 31, 2001, are broadly diversified by both geography and customer segments.

Stockholder's equity, which grew $10.1 billion during the year to $73.5 billion at year-end 2002, continues to be an important component of the overall funding structure. In addition, long-term debt is issued by Citicorp and its subsidiaries. Total Citicorp long-term debt outstanding at year-end 2002 was $78.4 billion, compared with $81.1 billion at year-end 2001.

Asset securitization programs remain an important source of liquidity. Loans securitized during 2002 included $15.4 billion of U.S. credit cards and $29.3 billion of U.S. consumer mortgages. As credit card securitization transactions amortize, newly originated receivables are recorded on Citicorp's balance sheet and become available for asset securitization. In 2002, the scheduled amortization of certain credit card securitization transactions made available $10.6 billion of new receivables. In addition, at least $10.3 billion of credit card securitization transactions are scheduled to amortize during 2003.

Citicorp is a legal entity separate and distinct from Citibank, N.A. and its other subsidiaries and affiliates. There are various legal limitations on the extent to which Citicorp's banking subsidiaries may extend credit, pay dividends or otherwise supply funds to Citicorp. The approval of the Office of the Comptroller of the Currency is required if total dividends declared by a national bank in any calendar year exceed net profits (as defined) for that year combined with its retained net profits for the preceding two years. In addition, dividends for such a bank may not be paid in excess of the bank's undivided profits. State-chartered bank subsidiaries are subject to dividend limitations imposed by applicable state law.

Citicorp's national and state-chartered bank subsidiaries can declare dividends to their respective parent companies in 2003, without regulatory approval, of approximately $6.4 billion, adjusted by the effect of their net income (loss) for 2003 up to the date of any such dividend declaration. In determining whether and to what extent to pay dividends, each bank subsidiary must also consider the effect of dividend payments on applicable risk-based capital and leverage ratio requirements as well as policy statements of the Federal regulatory agencies that indicate that banking organizations should generally pay dividends out of current operating earnings. Consistent with these considerations, Citicorp estimates that its bank subsidiaries can distribute dividends to Citicorp, directly or through their parent holding company, of approximately $5.4 billion of the available $6.4 billion, adjusted by the effect of their net income (loss) up to the date of any such dividend declaration.

Citicorp also receives dividends from its nonbank subsidiaries. These nonbank subsidiaries are generally not subject to regulatory restrictions on their payment of dividends except that the approval of the Office of Thrift Supervision (OTS) may be required if total dividends declared by a savings association in any calendar year exceed amounts specified by that agency's regulations.

Citicorp is subject to risk-based capital and leverage guidelines issued by the FRB.

Citicorp Ratios

At year-end	**2002**	2001
Tier 1 capital	**8.11%**	8.33%
Total capital (Tier 1 and Tier 2)	**12.31%**	12.41%
Leverage [1]	**6.82%**	6.85%
Common stockholder's equity	**10.11%**	9.81%

(1) Tier 1 capital divided by adjusted average assets.

Citicorp maintained a strong capital position during 2002. Total capital (Tier 1 and Tier 2) amounted to $68.7 billion at December 31, 2002, representing 12.31% of risk-adjusted assets. This compares with $62.9 billion and 12.41% at December 31, 2001. Tier 1 capital of $45.3 billion at year-end 2002 represented 8.11% of risk-adjusted assets, compared with $42.2 billion and 8.33% at year-end 2001. The Tier 1 capital ratio at year-end 2002 was within Citicorp's target range of 8.00% to 8.30%. See Note 20 to the Consolidated Financial Statements.

Salomon Smith Barney Holdings Inc. (Salomon Smith Barney)

Salomon Smith Barney's total assets were $292 billion at December 31, 2002, compared to $301 billion at year-end 2001. Due to the nature of Salomon Smith Barney's trading activities, it is not uncommon for asset levels to fluctuate from period to period. At December 31, 2002, approximately 37% of these assets represent trading securities and derivatives used for proprietary trading and to facilitate customer transactions. Approximately 48% of these assets were related to collateralized financing transactions where securities are bought, borrowed, sold, and lent in generally offsetting amounts. A significant portion of the remainder of the assets represented receivables from brokers, dealers, clearing organizations, and customers that relate to securities transactions in the process of being settled. The carrying values of the majority of Salomon Smith Barney's securities inventories are adjusted daily to reflect current prices. See Notes 1, 6, 7, 8, 9 and 27 to the Consolidated Financial Statements for a further description of these assets.

Salomon Smith Barney's assets are financed through a number of sources including long- and short-term unsecured borrowings, the financing transactions described above, and payables to brokers, dealers, and customers. The highly liquid nature of these assets provides Salomon Smith Barney with flexibility in financing and managing its business. Salomon Smith Barney monitors and evaluates the adequacy of its capital and borrowing base on a daily basis in order to allow for flexibility in its funding, to maintain liquidity, and to ensure that its capital base supports the regulatory capital requirements of its subsidiaries.

Salomon Smith Barney funds its operations through the use of secured and unsecured short-term borrowings, long-term borrowings and TruPS.® Secured short-term financing, including repurchase agreements and secured loans, is Salomon Smith Barney's principal funding source. Unsecured short-term borrowings provide a source of short-term liquidity and are also utilized as an alternative to secured financing when they represent a cheaper funding source. Sources of short-term unsecured borrowings include commercial paper, unsecured bank borrowings and letters of credit, deposit liabilities, promissory notes, and corporate loans. On March 3, 2003, Salomon Smith Barney redeemed, for cash, all of the Trust Preferred securities of SSBH Capital I at the redemption price of $25 per Preferred security plus any accrued interest and unpaid distributions thereon.

Salomon Smith Barney has a $5.0 billion 364-day committed uncollateralized revolving line of credit with unaffiliated banks. Commitments to lend under this facility terminate in May 2003. Any borrowings under this facility would mature in May 2005. Salomon Smith Barney also has a $100 million 364-day facility with an unaffiliated bank that extends through June 2003, with any borrowings under this facility maturing in June 2004 and a $100 million 364-day facility that extends through December 2003. Salomon Smith Barney may borrow under these revolving credit facilities at various interest rate options (LIBOR or base rate), and compensates the banks for the facilities through facility fees. At December 31, 2002, there were no outstanding borrowings under these facilities. Salomon Smith Barney also has committed long-term financing facilities with unaffiliated banks. At December 31, 2002, Salomon Smith Barney had drawn down the full $1.7 billion then available under these facilities. A bank can terminate its facility by giving Salomon Smith Barney prior notice (generally one year).

Under all of these facilities, Salomon Smith Barney is required to maintain a certain level of consolidated adjusted net worth (as defined in the agreements). At December 31, 2002, this requirement was exceeded by approximately $4.8 billion. In addition, Salomon Smith Barney also has substantial borrowing arrangements consisting of facilities that it has been advised are available, but where no contractual lending obligation exists. These arrangements are reviewed on an on-going basis to insure flexibility in meeting Salomon Smith Barney's short-term requirements.

Unsecured term debt is a significant component of Salomon Smith Barney's long-term capital. Long-term debt totaled $28.9 billion at December 31, 2002 and $26.8 billion at December 31, 2001. Salomon Smith Barney utilizes interest rate swaps to convert the majority of its fixed-rate long-term debt used to fund inventory-related working capital requirements into variable rate obligations. Long-term debt issuances denominated in currencies other than the U.S. dollar that are not used to finance assets in the same currency are effectively converted to U.S. dollar obligations through the use of cross-currency swaps and forward currency contracts.

Salomon Smith Barney's borrowing relationships are with a broad range of banks, financial institutions and other firms from which it draws funds. The volume of borrowings generally fluctuates in response to changes in the level of financial instruments, commodities and contractual commitments, customer balances, the amount of reverse repurchase transactions outstanding, and securities borrowed transactions. As Salomon Smith Barney's activities increase, borrowings generally increase to fund the additional activities. Availability of financing can vary depending upon market conditions, credit ratings, and the overall availability of credit to the securities industry. Salomon Smith Barney seeks to expand and diversify its funding mix as well as its creditor sources. Concentration levels for these sources, particularly for short-term lenders, are closely monitored both in terms of single investor limits and daily maturities.

Salomon Smith Barney monitors liquidity by tracking asset levels, collateral and funding availability to maintain flexibility to meet its financial commitments. As a policy, Salomon Smith Barney attempts to maintain sufficient capital and funding sources in order to have the capacity to finance itself on a fully collateralized basis in the event that access to unsecured financing is temporarily impaired. Salomon Smith Barney's liquidity management process includes a contingency funding plan designed to ensure adequate liquidity even if access to unsecured funding sources is severely restricted or unavailable. This plan is reviewed periodically to keep the funding options current and in line with market conditions. The management of this plan includes an analysis that is utilized to determine the ability to withstand varying levels of stress, which could impact Salomon Smith Barney's liquidation horizons and required margins. In addition, Salomon Smith Barney monitors its leverage and capital ratios on a daily basis.

The Travelers Insurance Company (TIC)

At December 31, 2002, TIC had $38.8 billion of life and annuity product deposit funds and reserves. Of that total, $21.8 billion is not subject to discretionary withdrawal based on contract terms. The remaining $17.0 billion is for life and annuity products that are subject to discretionary withdrawal by the contractholder. Included in the amount that is subject to discretionary withdrawal is $5.7 billion of liabilities that is surrenderable with market value adjustments. Also included is an additional $5.5 billion of the life insurance and individual annuity liabilities which is subject to discretionary withdrawals and an average surrender charge of 4.7%. In the payout phase, these funds are credited at significantly reduced interest rates. The remaining $5.8 billion of liabilities is surrenderable without charge. More than 10% of this relates to individual life products. These risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent against withdrawal by long-term policyholders. Insurance liabilities that are surrendered or withdrawn are reduced by outstanding policy loans, and related accrued interest prior to payout.

Scheduled maturities of guaranteed investment contracts (GICs) in 2003, 2004, 2005, 2006 and thereafter are $4.460 billion, $1.542 billion, $1.315 billion, $1.383 million, and $3.987 billion, respectively. At December 31, 2002, the interest rates credited on GICs had a weighted average rate of 4.81%.

TIC is subject to various regulatory restrictions that limit the maximum amount of dividends available to its parent without prior approval of the Connecticut Insurance Department. A maximum of $966 million of statutory surplus is available by the end of the year 2003 for such dividends without the prior approval of the Connecticut Insurance Department.

Insurance Industry - Risk-Based Capital

The National Association of Insurance Commissioners (NAIC) adopted risk-based capital (RBC) requirements for life insurance companies and for property and casualty insurance companies. The RBC requirements are to be used as minimum capital requirements by the NAIC and states to identify companies that merit further regulatory action. The formulas have not been designed to differentiate among adequately capitalized companies that operate with levels of capital higher than RBC requirements. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank such companies. At December 31, 2002 and 2001, all of the Company's life and property and casualty companies had adjusted capital in excess of amounts requiring Company or any regulatory action.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-14 (c) and 15d-14 (c) under the Exchange Act) as of a date within 90 days prior to the filing date of this annual report (the Evaluation Date). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's reports filed or submitted under the Exchange Act.

Changes in Internal Controls

Since the Evaluation Date, there have not been any significant changes in the Company's internal controls or in other factors that could significantly affect such controls.

GLOSSARY OF TERMS

Annuity—A contract that pays a periodic benefit for the life of a person (the annuitant), the lives of two or more persons or for a specified period of time.

Assets Under Management—Assets held by Citigroup in a fiduciary capacity for clients. These assets are not included on Citigroup's balance sheet.

Cash Basis Loans—Loans in which the borrower has fallen behind in interest payments, and are considered impaired and are classified as nonperforming or nonaccrual assets. In situations where the lender reasonably expects that only a portion of the principal and interest owed ultimately will be collected, payments are credited directly to the outstanding principal.

Claim—Request by an insured for a benefit from an insurance company for an insurable event.

Clean Letter of Credit—An instrument issued by a bank on behalf of its customer which gives the beneficiary the right to draw funds upon the presentation of the letter of credit in accordance with its terms and conditions. Generally, they are issued to guarantee the performance of the customer or to act as a payment mechanism. Clean letters of credit, unlike commercial letters of credit, are not related to the shipment of goods and do not require the beneficiary to present shipping documents in order to receive payment from the bank.

Credit Default Swap—An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates.

Deferred Acquisition Costs (DAC)—Primarily commissions, which vary with and are primarily related to the production of new insurance business that are deferred and amortized to achieve a matching of revenues and expenses when reported in financial statements prepared in accordance with GAAP.

Deferred Tax Asset—An asset attributable to deductible temporary differences and carryforwards. A deferred tax asset is measured using the applicable enacted tax rate and provisions of the enacted tax law.

Deferred Tax Liability—A liability attributable to taxable temporary differences. A deferred tax liability is measured using the applicable enacted tax rate and provisions of the enacted law.

Derivative—A contract or agreement whose value is derived from changes in interest rates, foreign exchange rates, prices of securities or commodities or financial or commodity indices.

Federal Funds—Non-interest bearing deposits held by member banks at the Federal Reserve Bank.

Foregone Interest—Interest on cash-basis loans that would have been earned at the original contractual rate if the loans were on accrual status.

Generally Accepted Accounting Principles (GAAP)—Accounting rules and conventions defining acceptable practices in preparing financial statements in the United States of America. The Financial Accounting Standards Board (FASB), an independent self-regulatory organization, is the primary source of accounting rules.

Managed Loans—Includes loans classified as Loans on the balance sheet plus loans held for sale which are included in other assets and securitized receivables, primarily credit card receivables.

Managed Net Credit Losses—Net credit losses adjusted for the effect of credit card securitizations. See Managed Loans.

Minority Interest—When a parent owns a majority (but less than 100%) of a subsidiary's stock, the Consolidated Financial Statements must reflect the minority's interest in the subsidiary. The minority interest as shown in the Statement of Income is equal to the minority's proportionate share of the subsidiary's net income and, as included within other liabilities in the Statement of Financial Position, is equal to the minority's proportionate share of the subsidiary's net assets.

Net Credit Losses—Gross credit losses (write-offs) less gross credit recoveries.

Net Credit Loss Ratio—Annualized net credit losses divided by average loans outstanding.

Net Written Premiums—Direct written premiums plus assumed reinsurance premiums, less premiums ceded to reinsurers.

Premiums—The amount charged during the year on policies and contracts issued, renewed or reinsured by an insurance company.

Reinsurance—A transaction in which a reinsurer (*assuming enterprise*), for a consideration (*premium*), assumes all or part of a risk undertaken originally by another insurer (*ceding enterprise*).

Retention—The amount of exposure an insurance company retains on any one risk or group of risks.

Return on Assets—Annualized income divided by average assets.

Return on Common Equity—Annualized income less preferred stock dividends, divided by average common equity.

Risk Adjusted Revenue—Revenues less net credit losses.

Risk Adjusted Margin—Risk adjusted revenue as a percent of average managed loans.

SB Bank Deposit Program—Smith Barney's Bank Deposit Program provides eligible clients with FDIC insurance on their cash deposits. Accounts enrolled in the program automatically have their cash balances invested, or "swept" into interest-bearing, FDIC-insured deposit accounts at up to 10 participating Citigroup-affiliated banks.

SB Consulting Group—Smith Barney Consulting Group works with financial consultants and their clients to develop sound investment strategies, select the appropriate third-party portfolio managers to carry out those strategies, and monitor manager performance over time.

Securities Purchased Under Agreements to Resell (Reverse Repo Agreements)—An agreement between a seller and a buyer, generally of government or agency securities, whereby the buyer agrees to purchase the securities, and the seller agrees to repurchase them at an agreed-upon price at a future date.

Securities Sold Under Agreements to Repurchase (Repurchase Agreements)—An agreement between a seller and a buyer, generally of government or agency securities, whereby the seller agrees to repurchase the securities at an agreed upon price at a future date.

Standby Letter of Credit—An obligation issued by a bank on behalf of a bank customer to a third party where the bank promises to pay the third party, contingent upon the failure by the bank's customer to perform under the terms of the underlying contract with the beneficiary or obligates the bank to guarantee or stand as surety for the benefit of the third party to the extent permitted by law or regulation.

Statutory Surplus—As determined under Statutory Accounting Practices, the amount remaining after all liabilities, including insurance reserves, are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by a state to be recognized on the statutory balance sheet. Statutory surplus is also referred to as "surplus" or "surplus as regards policyholders" for statutory accounting purposes.

Tier 1 and Tier 2 Capital—Tier 1 capital includes common stockholders' equity (excluding certain components of other comprehensive income), qualifying perpetual preferred stock, mandatorily redeemable securities of subsidiary trusts, and minority interest that are held by others, less certain intangible assets. Tier 2 capital includes, among other items, perpetual preferred stock to the extent it does not qualify for Tier 1, qualifying senior and subordinated debt, limited life preferred stock and the allowance for credit losses, subject to certain limitations.

Unearned Compensation—The unamortized portion of a grant to employees of restricted stock measured at the market value on the date of grant. Unearned compensation is displayed as a reduction of stockholders' equity on the Consolidated Statement of Financial Position.

Unfunded Commitments—Legally binding agreements to provide financing at a future date.

REPORT OF MANAGEMENT

The management of Citigroup is responsible for the preparation and fair presentation of the financial statements and other financial information contained in this annual report. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances. Where amounts must be based on estimates and judgments, they represent the best estimates and judgments of management. The financial information appearing throughout this annual report is consistent with that in the financial statements.

The management of Citigroup is also responsible for maintaining effective internal control over financial reporting. Management establishes an environment that fosters strong controls, and it designs business processes to identify and respond to risk. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to see that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Citigroup's accounting policies and internal control are under the general oversight of the Board of Directors, acting through the Audit Committee of the Board. The Committee is composed entirely of independent directors who are not officers or employees of Citigroup. The Committee reviews reports by internal audit covering its extensive program of audit and risk reviews worldwide. In addition, KPMG LLP, independent auditors, are engaged to audit Citigroup's consolidated financial statements.

KPMG LLP obtains and maintains an understanding of Citigroup's internal control and procedures for financial reporting and conducts such tests and other auditing procedures as it considers necessary in the circumstances to express the opinion in its report that follows. KPMG LLP has full access to the Audit Committee, with no members of management present, to discuss its audit and its findings as to the integrity of Citigroup's financial reporting and the effectiveness of internal control.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control, and accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. However, management believes that Citigroup maintained effective internal control over financial reporting as of December 31, 2002.

Sanford I. Weill
Chairman and
Chief Executive Officer

Todd S. Thomson
Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

KPMG

The Board of Directors and Stockholders
Citigroup Inc.:

We have audited the accompanying consolidated statement of financial position of Citigroup Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citigroup Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its methods of accounting for goodwill and intangible assets and accounting for the impairment or disposal of long-lived assets. Also, as discussed in Note 1 to the consolidated financial statements, in 2001 the Company changed its methods of accounting for derivative instruments and hedging activities, accounting for interest income and impairment on purchased and retained beneficial interests in securitized financial assets, and accounting for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

KPMG LLP

New York, New York
February 24, 2003

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Citigroup Inc. and Subsidiaries

In millions of dollars, except per share amounts	Year ended December 31, 2002	2001	2000
Revenues			
Loan interest, including fees	**$ 37,903**	$ 39,588	$ 37,319
Other interest and dividends	**21,036**	24,896	25,430
Insurance premiums	**3,410**	3,450	3,236
Commissions and fees	**15,258**	15,593	15,975
Principal transactions	**4,513**	5,544	5,981
Asset management and administration fees	**5,146**	5,389	5,338
Realized gains (losses) from sales of investments	**(485)**	237	760
Other revenue	**5,775**	4,463	5,992
Total revenues	**92,556**	99,160	100,031
Interest expense	**21,248**	31,793	36,459
Total revenues, net of interest expense	**71,308**	67,367	63,572
Benefits, claims and credit losses			
Policyholder benefits and claims	**3,478**	3,520	3,127
Provision for credit losses	**9,995**	6,800	5,339
Total benefits, claims and credit losses	**13,473**	10,320	8,466
Operating expenses			
Non-insurance compensation and benefits	**18,650**	19,449	18,633
Insurance underwriting, acquisition, and operating	**992**	1,115	1,277
Restructuring- and merger-related items	**(15)**	454	716
Other operating expenses	**17,671**	15,510	15,183
Total operating expenses	**37,298**	36,528	35,809
Income from continuing operations before income taxes, minority interest and cumulative effect of accounting changes	**20,537**	20,519	19,297
Provision for income taxes	**6,998**	7,203	7,027
Minority interest, net of income taxes	**91**	87	39
Income from continuing operations before cumulative effect of accounting changes	**13,448**	13,229	12,231
Discontinued operations			
Income from discontinued operations	**965**	1,378	1,786
Gain on sale of stock by subsidiary	**1,270**	—	—
Provision for income taxes	**360**	323	498
Income from discontinued operations, net	**1,875**	1,055	1,288
Cumulative effect of accounting changes, net	**(47)**	(158)	—
Net income	**$ 15,276**	$ 14,126	$ 13,519
Basic earnings per share			
Income from continuing operations	**$ 2.63**	$ 2.61	$ 2.43
Income from discontinued operations, net	**0.37**	0.21	0.26
Cumulative effect of accounting changes, net	**(0.01)**	(0.03)	—
Net income	**$ 2.99**	$ 2.79	$ 2.69
Weighted average common shares outstanding	**5,078.0**	5,031.7	4,977.0
Diluted earnings per share			
Income from continuing operations	**$ 2.59**	$ 2.55	$ 2.37
Income from discontinued operations, net	**0.36**	0.20	0.25
Cumulative effect of accounting changes, net	**(0.01)**	(0.03)	—
Net income	**$ 2.94**	$ 2.72	$ 2.62
Adjusted weighted average common shares outstanding	**5,166.2**	5,147.0	5,122.2

See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Citigroup Inc. and Subsidiaries

In millions of dollars	December 31, 2002	2001[1][2]
Assets		
Cash and due from banks (including segregated cash and other deposits)	$ 17,326	$ 18,515
Deposits at interest with banks	16,382	19,216
Federal funds sold and securities borrowed or purchased under agreements to resell	139,946	134,809
Brokerage receivables	25,358	35,155
Trading account assets (including $36,975 and $36,351 pledged to creditors at December 31, 2002 and December 31, 2001, respectively)	155,208	144,904
Investments (including $11,092 and $15,475 pledged to creditors at December 31, 2002 and December 31, 2001, respectively)	169,513	161,376
Loans, net of unearned income		
Consumer	310,597	247,662
Corporate	137,208	143,732
Loans, net of unearned income	447,805	391,394
Allowance for credit losses	(11,501)	(10,088)
Total loans, net	436,304	381,306
Goodwill	26,961	23,861
Intangible assets	8,509	9,003
Reinsurance recoverables	4,356	12,373
Separate and variable accounts	22,118	25,569
Other assets	75,209	85,363
Total assets	**$1,097,190**	$1,051,450
Liabilities		
Non-interest-bearing deposits in U.S. offices	$ 29,545	$ 23,054
Interest-bearing deposits in U.S. offices	141,787	110,388
Non-interest-bearing deposits in offices outside the U.S.	21,422	18,779
Interest-bearing deposits in offices outside the U.S.	238,141	222,304
Total deposits	430,895	374,525
Federal funds purchased and securities loaned or sold under agreements to repurchase	162,643	153,511
Brokerage payables	22,024	32,891
Trading account liabilities	91,426	80,543
Contractholder funds and separate and variable accounts	49,331	48,932
Insurance policy and claims reserves	16,350	49,294
Investment banking and brokerage borrowings	21,353	16,480
Short-term borrowings	30,629	24,461
Long-term debt	126,927	121,631
Other liabilities	52,742	60,810
Citigroup or subsidiary obligated mandatorily redeemable securities of subsidiary trusts holding solely junior subordinated debt securities of—Parent	4,657	4,850
—Subsidiary	1,495	2,275
Total liabilities	**1,010,472**	970,203
Stockholders' equity		
Preferred stock ($1.00 par value; authorized shares: 30 million), at aggregate liquidation value	1,400	1,525
Common stock ($.01 par value; authorized shares: 15 billion), issued shares: **2002** and 2001—**5,477,416,254** shares	55	55
Additional paid-in capital	17,381	23,196
Retained earnings	81,403	69,803
Treasury stock, at cost: **2002—336,734,631 shares** and 2001—328,727,790 shares	(11,637)	(11,099)
Accumulated other changes in equity from nonowner sources	(193)	(844)
Unearned compensation	(1,691)	(1,389)
Total stockholders' equity	**86,718**	81,247
Total liabilities and stockholders' equity	**$1,097,190**	$1,051,450

(1) In accordance with GAAP, prior period information has not been restated to reflect TPC as a discontinued operation. See Note 4 to the Consolidated Financial Statements.
(2) *Reclassified to conform to the 2002 presentation.*

See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Citigroup Inc. and Subsidiaries

						Year ended December 31,
			Amounts			Shares
In millions of dollars, except shares in thousands	**2002**	2001	2000	**2002**	2001	2000
Preferred stock at aggregate liquidation value						
Balance, beginning of year	**$ 1,525**	$ 1,745	$ 1,895	**5,850**	6,233	6,831
Redemption or retirement of preferred stock	**(125)**	(250)	(150)	**(500)**	(500)	(598)
Other[1]	**—**	30	—	**—**	117	—
Balance, end of year	**1,400**	1,525	1,745	**5,350**	5,850	6,233
Common stock and additional paid-in capital						
Balance, beginning of year	**23,251**	16,558	15,361	**5,477,416**	5,351,144	5,350,977
Employee benefit plans	**664**	228	1,119	**—**	—	—
Contribution to Citigroup Pension Fund	**(83)**	—	—	**—**	—	—
Other[2]	**(6,396)**	6,465	78	**—**	126,272	167
Balance, end of year	**17,436**	23,251	16,558	**5,477,416**	5,477,416	5,351,144
Retained earnings						
Balance, beginning of year	**69,803**	58,862	47,997			
Net income	**15,276**	14,126	13,519			
Common dividends	**(3,593)**	(3,075)	(2,535)			
Preferred dividends	**(83)**	(110)	(119)			
Balance, end of year	**81,403**	69,803	58,862			
Treasury stock, at cost						
Balance, beginning of year	**(11,099)**	(10,213)	(7,662)	**(328,728)**	(328,922)	(326,918)
Issuance of shares pursuant to employee benefit plans	**1,495**	1,980	1,465	**43,242**	59,681	83,601
Contribution to Citigroup Pension Fund	**583**	—	—	**16,767**	—	—
Treasury stock acquired	**(5,483)**	(3,045)	(4,066)	**(151,102)**	(64,184)	(87,149)
Other[3]	**2,867**	179	50	**83,086**	4,697	1,544
Balance, end of year	**(11,637)**	(11,099)	(10,213)	**(336,735)**	(328,728)	(328,922)
Accumulated other changes in equity from nonowner sources						
Balance, beginning of year	**(844)**	123	1,155			
Cumulative effect of accounting changes, after-tax[4]	**—**	118	—			
Net change in unrealized gains and losses on investment securities, after-tax	**1,105**	(222)	(674)			
Net change for cash flow hedges, after-tax	**1,074**	171	—			
Net change in foreign currency translation adjustment, after-tax	**(1,528)**	(1,034)	(358)			
Balance, end of year	**(193)**	(844)	123			
Unearned compensation						
Balance, beginning of year	**(1,389)**	(869)	(456)			
Net issuance of restricted and deferred stock	**(302)**	(520)	(413)			
Balance, end of year	**(1,691)**	(1,389)	(869)			
Total common stockholders' equity and common shares outstanding	**85,318**	79,722	64,461	**5,140,681**	5,148,688	5,022,222
Total stockholders' equity	**$ 86,718**	$ 81,247	$ 66,206			
Summary of changes in equity from nonowner sources						
Net income	**$ 15,276**	$ 14,126	$ 13,519			
Other changes in equity from nonowner sources, after-tax	**651**	(967)	(1,032)			
Total changes in equity from nonowner sources	**$ 15,927**	$ 13,159	$ 12,487			

(1) Represents shares previously held by affiliates that have subsequently been traded on the open market to third parties.
(2) In 2002, primarily represents the $7.0 billion tax-free distribution to Citigroup's stockholders of a majority portion of Citigroup's remaining ownership interest in TPC, offset by $0.7 billion for the issuance of shares in connection with the acquisition of GSB. In 2001, primarily includes $6.5 billion for the issuance of shares to effect the Banamex acquisition.
(3) In 2002, primarily represents shares issued in connection with the acquisition of GSB.
(4) In 2001, refers to the adoption of SFAS 133 and EITF 99-20, resulting in increases to equity from nonowner sources of $25 million and $93 million, respectively.

See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Citigroup Inc. and Subsidiaries

In millions of dollars	2002	2001	2000
	Year ended December 31,		
Cash flows from operating activities of continuing operations			
Net income	**$ 15,276**	$ 14,126	$ 13,519
Income from discontinued operations, net of tax	**717**	1,055	1,288
Gain on sale of stock by subsidiary, net of tax	**1,158**	—	—
Cumulative effect of accounting changes	**(47)**	(158)	—
Income from continuing operations	**13,448**	13,229	12,231
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations			
Amortization of deferred policy acquisition costs and present value of future profits	**405**	400	378
Additions to deferred policy acquisition costs	**(865)**	(853)	(799)
Depreciation and amortization	**1,521**	2,289	2,526
Deferred tax provision	**(204)**	1,003	1,370
Provision for credit losses	**9,995**	6,800	5,339
Change in trading account assets	**(10,625)**	(11,843)	(25,443)
Change in trading account liabilities	**10,883**	(4,503)	(5,284)
Change in federal funds sold and securities borrowed or purchased under agreements to resell	**(2,127)**	(28,932)	6,778
Change in federal funds purchased and securities loaned or sold under agreements to repurchase	**7,176**	39,943	17,554
Change in brokerage receivables net of brokerage payables	**(1,070)**	7,550	(1,033)
Change in insurance policy and claims reserves	**3,272**	1,446	859
Net losses/(gains) from sales of investments	**485**	(237)	(760)
Venture capital activity	**577**	888	(1,044)
Restructuring-related items and merger-related costs	**(15)**	454	716
Other, net	**(6,827)**	(873)	(10,510)
Total adjustments	**12,581**	13,532	(9,353)
Net cash provided by operating activities of continuing operations	**26,029**	26,761	2,878
Cash flows from investing activities of continuing operations			
Change in deposits at interest with banks	**2,935**	(3,052)	(3,898)
Change in loans	**(40,780)**	(34,787)	(82,985)
Proceeds from sales of loans	**17,005**	26,470	32,580
Purchases of investments	**(393,344)**	(436,461)	(87,251)
Proceeds from sales of investments	**280,234**	388,127	52,029
Proceeds from maturities of investments	**78,505**	28,601	32,906
Other investments, primarily short-term, net	**(531)**	(400)	(1,444)
Capital expenditures on premises and equipment	**(1,377)**	(1,709)	(2,167)
Proceeds from sales of premises and equipment, subsidiaries and affiliates, and repossessed assets	**2,184**	1,789	1,220
Business acquisitions	**(3,953)**	(7,067)	(8,545)
Net cash used in investing activities of continuing operations	**(59,122)**	(38,489)	(67,555)
Cash flows from financing activities of continuing operations			
Dividends paid	**(3,676)**	(3,185)	(2,654)
Issuance of common stock	**483**	875	958
Issuance of mandatorily redeemable securities of parent trusts	**—**	2,550	—
Redemption of mandatorily redeemable securities of subsidiary trusts	**(400)**	(345)	—
Redemption of preferred stock, net	**(125)**	(220)	(150)
Treasury stock acquired	**(5,483)**	(3,045)	(4,066)
Stock tendered for payment of withholding taxes	**(475)**	(506)	(593)
Issuance of long-term debt	**39,520**	43,735	43,527
Payments and redemptions of long-term debt	**(47,169)**	(35,299)	(22,325)
Change in deposits	**30,554**	39,398	39,013
Change in short-term borrowings and investment banking and brokerage borrowings	**11,388**	(30,931)	8,680
Contractholder fund deposits	**8,548**	8,363	6,077
Contractholder fund withdrawals	**(5,815)**	(5,486)	(4,758)
Net cash provided by financing activities of continuing operations	**27,950**	15,904	63,709
Effect of exchange rate changes on cash and cash equivalents	**98**	(323)	(530)
Discontinued operations			
Net cash (used in) provided by discontinued operations	**(237)**	41	141
Proceeds from sale of stock by subsidiary	**4,093**	—	—
Change in cash and due from banks	**(1,189)**	3,894	(1,357)
Cash and due from banks at beginning of period	**18,515**	14,621	15,978
Cash and due from banks at end of period	**$ 17,326**	$ 18,515	$ 14,621
Supplemental disclosure of cash flow information for continuing operations			
Cash paid during the period for income taxes	**$ 6,834**	$ 2,085	$ 5,047
Cash paid during the period for interest	**$ 20,226**	$ 32,711	$ 34,790
Non-cash investing activities			
Transfers to repossessed assets	**$ 1,180**	$ 445	$ 820
Non-cash effects of accounting for the conversion of investments in Nikko Securities Co., Ltd.	**—**	—	702

See Notes to the Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Citigroup and its subsidiaries (the Company). 20%- to 50%-owned affiliates, other than investments of designated venture capital subsidiaries, are accounted for under the equity method, and the pro rata share of their income (loss) is included in other income. Income from investments in less than 20%-owned companies is generally recognized when dividends are received. Gains and losses on disposition of branches, subsidiaries, affiliates, buildings, and other investments and charges for management's estimate of impairment in their value that is other than temporary, such that recovery of the carrying amount is deemed unlikely, are included in other income.

The Company recognizes a gain or loss in the Consolidated Statement of Income when a subsidiary issues its own stock to a third party at a price higher or lower than the Company's proportionate carrying amount.

On August 20, 2002, Citigroup completed the distribution to its stockholders of a majority portion of its remaining ownership interest in Travelers Property Casualty Corp. (TPC) (an indirect wholly owned subsidiary of Citigroup on December 31, 2001). Following the distribution, Citigroup began reporting TPC separately as discontinued operations in the Company's Consolidated Statements of Income and Cash Flows for all periods presented. In accordance with generally accepted accounting principles (GAAP), the Consolidated Statement of Financial Position has not been restated. See Note 4 to the Consolidated Financial Statements for additional discussion of discontinued operations.

Certain amounts in prior years have been reclassified to conform to the current year's presentation.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates. Revenues and expenses are translated monthly at amounts that approximate weighted average exchange rates, with resulting gains and losses included in income. The effects of translating operations with a functional currency other than the U.S. dollar are included in stockholders' equity along with related hedge and tax effects. The effects of translating operations with the U.S. dollar as the functional currency, including those in highly inflationary environments, are included in other income along with related hedge effects. Hedges of foreign currency exposures include forward currency contracts and designated issues of non-U.S. dollar debt.

Use of Estimates

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Flows

Cash equivalents are defined as those amounts included in cash and due from banks. Cash flows from risk management activities are classified in the same category as the related assets and liabilities.

Investments

Investments include fixed maturity and equity securities. Fixed maturities include bonds, notes and redeemable preferred stocks, as well as certain loan-backed and structured securities subject to prepayment risk. Equity securities include common and non-redeemable preferred stocks. Fixed maturities classified as "held to maturity" represent securities that the Company has both the ability and the intent to hold until maturity and are carried at amortized cost. Fixed maturity securities and marketable equity securities classified as "available-for-sale" are carried at fair values, based primarily on quoted market prices or if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment, with unrealized gains and losses and related hedge effects reported in a separate component of stockholders' equity, net of applicable income taxes. Declines in fair value that are determined to be other than temporary are charged to earnings. Accrual of income is suspended on fixed maturities that are in default, or on which it is likely that future interest payments will not be made as scheduled. Fixed maturities subject to prepayment risk are accounted for using the retrospective method, where the principal amortization and effective yield are recalculated each period based on actual historical and projected future cash flows. Realized gains and losses on sales of investments are included in earnings on a specific identified cost basis.

Citigroup's private equity subsidiaries include subsidiaries registered as Small Business Investment Companies and other subsidiaries that engage exclusively in venture capital activities. Venture capital investments are carried at fair value, with changes in fair value recognized in other income. The fair values of publicly traded securities held by these subsidiaries are generally based upon quoted market prices. In certain situations, including thinly traded securities, large-block holdings, restricted shares or other special situations, the quoted market price is adjusted to produce an estimate of the attainable fair value for the securities. For securities held by these subsidiaries that are not publicly traded, estimates of fair value are made based upon review of the investee's financial results, condition, and prospects, together with comparisons to similar companies for which quoted market prices are available.

Securities Borrowed and Securities Loaned are recorded at the amount of cash advanced or received. With respect to securities loaned, the Company receives cash collateral in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary. Interest received or paid is recorded in interest income or interest expense.

Repurchase and Resale Agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold, including accrued interest, as specified in the respective agreements. The Company's policy is to take possession of securities purchased under agreements to resell. The market value of securities to be repurchased and resold is monitored, and additional collateral is obtained where appropriate to protect against credit exposure.

Trading Account Assets and Liabilities include securities, commodities and derivatives and are carried at fair value, which is determined based upon quoted prices when available, or under an alternative approach, such as matrix or model pricing when market prices are not readily available. If quoted market prices are not available for fixed maturity securities, derivatives or commodities, the Company discounts the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. Obligations to deliver securities sold but not yet purchased are also carried at fair value and included in trading account liabilities. The determination of fair value considers various factors, including: closing exchange or over-the-counter market price quotations; time value and volatility factors underlying options, warrants and derivatives; price activity for equivalent or synthetic instruments; counterparty credit quality; the potential impact on market prices or fair value of liquidating the Company's positions in an orderly manner over a reasonable period of time under current market conditions; and derivatives transaction maintenance costs during that period. The fair value of aged inventory is actively monitored and, where appropriate, is discounted to reflect the implied illiquidity for positions that have been available-for-immediate-sale for longer than 90 days. Changes in fair value of trading account assets and liabilities are recognized in earnings. Interest expense on trading account liabilities is reported as a reduction of interest revenues.

Commodities include physical quantities of commodities involving future settlement or delivery, and related gains or losses are reported as principal transactions.

Derivatives used for trading purposes include interest rate, currency, equity, credit, and commodity swap agreements, options, caps and floors, warrants, and financial and commodity futures and forward contracts. The fair value of derivatives is determined based upon liquid market prices evidenced by exchange traded prices, broker/dealer quotations or prices of other transactions with similarly rated counterparties. The fair value includes an adjustment for individual counterparty credit risk and other adjustments, as appropriate, to reflect liquidity and ongoing servicing costs. The fair values associated with derivatives are reported net by counterparty, provided a legally enforceable master netting agreement exists, and are netted across products and against cash collateral when such provisions are stated in the master netting agreement. Derivatives in a net receivable position, as well as options owned and warrants held, are reported as trading account assets. Similarly, derivatives in a net payable position, as well as options written and warrants issued, are reported as trading account liabilities. Revenues generated from derivative instruments used for trading purposes are reported as principal transactions and include realized gains and losses, as well as unrealized gains and losses resulting from changes in the fair value of such instruments. During the fourth quarter of 2002, the Company adopted Emerging Issues Task Force (EITF) Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" (EITF 02-3). Under EITF 02-3, recognition of a trading profit at inception of a derivative transaction is prohibited unless the fair value of that derivative is obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data.

Commissions, Underwriting and Principal Transactions revenues and related expenses are recognized in income on a trade date basis.

Consumer Loans include loans managed by the Global Consumer business and *Private Bank*. Consumer loans are generally written off not later than a predetermined number of days past due primarily on a contractual basis, or earlier in the event of bankruptcy. The number of days is set at an appropriate level by loan product and by country. The policy for suspending accruals of interest on consumer loans varies depending on the terms, security and loan loss experience characteristics of each product, and in consideration of write-off criteria in place.

Corporate Loans represent loans and leases managed by Global Corporate and Investment Bank (GCIB), Global Investment Management's *Life Insurance and Annuities* business and Proprietary Investment Activities. Corporate loans are identified as impaired and placed on a cash (nonaccrual) basis when it is determined that the payment of interest or principal is doubtful of collection, or when interest or principal is past due for 90 days or more, except when the loan is well secured and in the process of collection. In the case of CitiCapital, loans and leases are identified as impaired when interest or principal is past due no later than 120 days but interest ceases to accrue at 90 days. Any interest accrued on impaired corporate loans and leases, including CitiCapital, is reversed at 90 days and charged against current earnings, and interest is thereafter included in earnings only to the extent actually received in cash. When there is doubt regarding the ultimate collectibility of principal, all cash receipts are thereafter applied to reduce the recorded investment in the loan. Impaired corporate loans and leases are written down to the extent that principal is judged to be uncollectible. Impaired collateral-dependent loans and leases where repayment is expected to be provided solely by the sale of the underlying collateral and there are no other available and reliable sources of repayment are written down to the lower of cost or collateral value. Cash-basis loans are returned to an accrual status when all contractual principal and interest amounts are reasonably assured of repayment and there is a sustained period of repayment performance in accordance with the contractual terms.

Lease Financing Transactions

Loans include the Company's share of aggregate rentals on lease financing transactions and residual values net of related unearned income. Lease financing transactions substantially represent direct financing leases and also include leveraged leases. Unearned income is amortized under a method which results in an approximate level rate of return when related to the unrecovered lease investment. Gains and losses from sales of residual values of leased equipment are included in other income.

Securitizations

Citigroup securitizes, sells and services various consumer and corporate loans. Interest in the securitized and sold loans may be retained in the form of subordinated interest-only strips, subordinated tranches, spread accounts and servicing rights. The securitization of consumer loans primarily includes the sale of credit card receivables and mortgage loans. The Company retains a seller's interest in the credit card receivables transferred to the trust, which is not in securitized form. Accordingly, the seller's interest is carried on a historical cost basis and classified as consumer loans. Retained interests in securitized mortgage loans are classified as available-for-sale investments. Other retained interests are primarily recorded as available-for-sale investments. Gains or losses on securitization and sale depend in part on the previous carrying amount of the loans involved in the transfer and are allocated between the loans sold and the retained interests based on their relative fair values at the date of sale. Gains are recognized at the time of securitization and are reported in other income.

The Company values its securitized retained interests at fair value using either financial models, quoted market prices or sales of similar assets. Where quoted market prices are generally not available, the Company estimates the fair value of these retained interests by determining the present value of future expected cash flows using modeling techniques that incorporate management's best estimates of key assumptions, including payment speeds, credit losses and discount rates.

For each securitization entity with which the Company is involved, the Company makes a determination of whether the entity should be considered a subsidiary of the Company and be included in the Company's Consolidated Financial Statements or whether the entity is sufficiently independent that it does not need to be consolidated. If the securitization entity's activities are sufficiently restricted to meet certain accounting requirements to be a qualifying special purpose entity, the securitization entity is not consolidated by Citigroup as seller of the transferred assets. For all other securitizations in which Citigroup participates, an evaluation is made of whether the Company controls the entity by considering several factors, including how much of the entity's ownership is in the hands of third-party investors, who controls the securitization entity, and who reaps the rewards and bears the risks of the entity. Only securitization entities controlled by Citigroup are consolidated.

For a transfer of financial assets to be considered a sale: financial assets transferred by the Company must have been isolated from the seller, even in bankruptcy or other receivership; the purchaser must have the right to sell the assets transferred, or the purchaser must be a qualifying special purpose entity meeting certain significant restrictions on its activities, whose investors have the right to sell their ownership interests in the entity; and the seller does not continue to control the assets transferred through an agreement to repurchase them or have a right to cause the assets to be returned (known as a call option). A transfer of financial assets that meets the sale requirements is removed from the Company's Consolidated Statement of Financial Position. If the conditions for sale are not met, the transfer is considered to be a secured borrowing, the asset remains on the Company's Consolidated Statement of Financial Position and the proceeds are recognized as the Company's liability.

In determining whether financial assets transferred have, in fact, been isolated from the Company, an opinion of legal counsel is generally obtained for complex transactions or where the Company has continuing involvement with the assets transferred or with the securitization entity. For sale treatment to be appropriate, those opinions must state that the asset transfer would be considered a sale and that the assets transferred would not be consolidated with the Company's other assets in the event of the Company's insolvency. In the case of asset transfers to certain master trust securitization entities, the Company has until no later than June 30, 2006 to make the changes needed in the master trusts' organizational structure and governing documents that are necessary to meet these isolation requirements.

Mortgage Servicing Rights (MSRs), which are included with intangible assets on the Consolidated Statement of Financial Position, are recognized as assets when purchased or when the Company sells or securitizes loans acquired through purchase or origination and retains the right to service the loans. Servicing rights retained in the securitization of mortgage loans are measured by allocating the carrying value of the loans between the assets sold and the interests retained, based on the relative fair values at the date of securitization. The fair values are determined using internally developed assumptions comparable to quoted market prices. MSRs are amortized using a proportionate cash flow method over the period of the related net positive servicing income to be generated from the various portfolios purchased or loans originated. The Company periodically estimates the fair value of MSRs by discounting projected net servicing cash flows of the remaining servicing portfolio considering market loan prepayment predictions and other economic factors. Impairment of MSRs is evaluated on a disaggregated basis by type (i.e., fixed rate or adjustable rate) and by interest rate band, which are believed to be the predominant risk characteristics of the Company's servicing portfolio. Any excess of the carrying value of the capitalized servicing rights over the fair value by stratum is recognized through a valuation allowance for each stratum and charged to the provision for impairment on MSRs.

Loans Held-for-Sale

Credit card and other receivables and mortgage loans originated for sale are classified as loans held-for-sale, which are accounted for at the lower of cost or market value in other assets with net credit losses charged to other income.

Allowance for Credit Losses represents management's estimate of probable losses inherent in the portfolio. Attribution of the allowance is made for analytical purposes only, and the entire allowance is available to absorb probable credit losses inherent in the portfolio including unfunded commitments. Additions to the allowance are made by means of the provision for credit losses. Credit losses are deducted from the allowance, and subsequent recoveries are added. Securities received in exchange for loan claims in debt restructurings are initially recorded at fair value, with any gain or loss reflected as a recovery or charge-off to the allowance, and are subsequently accounted for as securities available-for-sale.

In the corporate portfolio, larger-balance, non-homogeneous exposures representing significant individual credit exposures are evaluated based upon the borrower's overall financial condition, resources, and payment record; the prospects for support from any financially responsible guarantors; and, if appropriate, the realizable value of any collateral. Reserves are established for these loans based upon an estimate of probable losses for individual larger-balance, non-homogeneous loans deemed impaired. This estimate considers all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the loan's contractual effective rate, the secondary market value of the loan and the fair value of collateral. The allowance for credit losses attributed to the remaining performing portfolio is established via a process that estimates the probable loss inherent in the portfolio based upon various statistical analyses. These analyses consider historical and projected default rates and loss severities; internal risk ratings; and geographic, industry, and other environmental factors. Management also considers overall portfolio indicators including trends in internally risk-rated exposures, classified exposures, cash-basis loans, historical and forecasted write-offs, and a review of industry, geographic, and portfolio concentrations, including current developments within those segments. In addition, management considers the current business strategy and credit process, including credit limit setting and compliance, credit approvals, loan underwriting criteria, and loan workout procedures.

Each portfolio of smaller-balance, homogeneous loans, including consumer mortgage, installment, revolving credit and most other consumer loans, is collectively evaluated for impairment. The allowance for credit losses attributed to these loans is established via a process that estimates the probable losses inherent in the portfolio, based upon various statistical analyses. These include migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, together with analyses that reflect current trends and conditions. Management also considers overall portfolio indicators including historical credit losses, delinquent, non-performing and classified loans, and trends in volumes and terms of loans; an evaluation of overall credit quality and the credit process, including lending policies and procedures; and economic, geographical, product and other environmental factors.

This evaluation includes an assessment of the ability of borrowers with foreign currency obligations to obtain the foreign currency necessary for orderly debt servicing.

Goodwill represents an acquired company's acquisition cost less the fair value of net tangible and intangible assets. Goodwill related to purchase acquisitions completed prior to June 30, 2001 was amortized on a straight-line basis over its estimated useful life through the end of 2001. Effective January 1, 2002, amortization ceased on this goodwill. Goodwill related to purchase acquisitions completed after June 30, 2001, principally Banamex, Golden State and EAB (as described in Note 3 to the Consolidated Financial Statements), is not amortized. Goodwill is subject to annual impairment tests whereby goodwill is allocated to the Company's reporting units and an impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value. Furthermore, on any business dispositions, goodwill is allocated to the business disposed of based on the ratio of the fair value of the business disposed of to the fair value of the reporting unit.

Intangible Assets, including MSRs, core deposit intangibles, present value of future profits, purchased credit card relationships, other customer relationships, and other intangible assets are amortized over their estimated useful lives unless they are deemed to have indefinite useful lives. With the adoption of SFAS 142, intangible assets deemed to have indefinite useful lives, primarily certain asset management contracts and trade names, are not amortized and are subject to annual impairment tests. An impairment exists if the carrying value of the indefinite-lived intangible asset exceeds its fair value. The accounting for mortgage servicing rights is discussed above. For other intangible assets subject to amortization, an impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset.

Repossessed Assets

Upon repossession, loans are adjusted, if necessary, to the estimated fair value of the underlying collateral and transferred to Repossessed Assets, which is reported in other assets net of a valuation allowance for selling costs and net declines in value as appropriate.

Risk Management Activities – Derivatives Used for Non-Trading Purposes

The Company manages its exposures to market rate movements outside its trading activities by modifying the asset and liability mix, either directly or through the use of derivative financial products including interest rate swaps, futures, forwards, and purchased option positions such as interest rate caps, floors, and collars as well as foreign exchange contracts. These end-user derivatives are carried at fair value in other assets or other liabilities.

To qualify as a hedge, the hedge relationship is designated and formally documented at inception detailing the particular risk management objective and strategy for the hedge which includes the item and risk that is being hedged and the derivative that is being used, as well as how effectiveness is being assessed. A derivative must be highly effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The effectiveness of these hedging relationships is evaluated on a retrospective and prospective basis typically using quantitative measures of correlation. If a hedge relationship is found to be ineffective, it no longer qualifies as a hedge and any excess gains or losses attributable to such ineffectiveness, as well as subsequent changes in fair value, are recognized in other income.

The foregoing criteria are applied on a decentralized basis, consistent with the level at which market risk is managed, but are subject to various limits and controls. The underlying asset, liability, firm commitment or forecasted transaction may be an individual item or a portfolio of similar items.

For fair value hedges, in which derivatives hedge the fair value of assets, liabilities or firm commitments, changes in the fair value of derivatives are reflected in other income, together with changes in the fair value of the related hedged item. The net amount, representing hedge ineffectiveness, is reflected in current earnings. Citigroup's fair value hedges are primarily the hedges of fixed-rate long-term debt, loans and available-for-sale securities.

For cash flow hedges, in which derivatives hedge the variability of cash flows related to floating rate assets, liabilities or forecasted transactions, the accounting treatment depends on the effectiveness of the hedge. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value will not be included in current earnings but are reported as other changes in stockholders' equity from nonowner sources. These changes in fair value will be included in earnings of future periods when earnings are also affected by the variability of the hedged cash flows. To the extent these derivatives are not effective, changes in their fair values are immediately included in other income. Citigroup's cash flow hedges primarily include hedges of floating rate credit card receivables and loans, rollovers of commercial paper and foreign currency denominated funding. Cash flow hedges also include hedges of certain forecasted transactions up to a maximum tenor of 30 years, although a substantial majority of the maturities is under five years.

For net investment hedges, in which derivatives hedge the foreign currency exposure of a net investment in a foreign operation, the accounting treatment will similarly depend on the effectiveness of the hedge. The effective portion of the change in fair value of the derivative, including any forward premium or discount, is reflected in other changes in stockholders' equity from nonowner sources as part of the foreign currency translation adjustment.

End-user derivatives that are economic hedges rather than qualifying as hedges are also carried at fair value with changes in value included either as an element of the yield or return on the economically hedged item or in other income.

For those hedge relationships that are terminated, hedge designations that are removed, or forecasted transactions that are no longer expected to occur, the hedge accounting treatment described in the paragraphs above is no longer applied. The end-user derivative is terminated or transferred to the trading account. For fair value hedges, any changes to the hedged item remain as part of the basis of the asset or liability and are ultimately reflected as an element of the yield. For cash flow hedges, any changes in fair value of the end-user derivative remain in other changes in stockholders' equity from nonowner sources and are included in earnings of future periods when earnings are also affected by the variability of the hedged cash flows. If the forecasted transaction is no longer likely to occur, any changes in fair value of the end-user derivative are immediately reflected in other income.

Prior to the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), on January 1, 2001 (see Accounting Changes below), end-user derivatives designated in qualifying hedges were accounted for consistent with the risk management strategy as follows. Amounts payable and receivable on interest rate swaps and options were accrued according to the contractual terms and included in the related revenue and expense category as an element of the yield on the associated instrument (including the amortization of option premiums). Amounts paid or received over the life of futures contracts were deferred until the contract was closed; accumulated deferred amounts on futures contracts and amounts paid or received at settlement of forward contracts were accounted for as elements of the carrying value of the associated instrument, affecting the resulting yield. End-user contracts related to instruments carried at fair value were also carried at fair value, with amounts payable and receivable accounted for as an element of the yield on the associated instrument. When related to securities available-for-sale, fair value adjustments were reported in stockholders' equity, net of tax.

If an end-user derivative contract was terminated, any resulting gain or loss was deferred and amortized over the original term of the agreement provided that the effectiveness criteria had been met. If the underlying designated items were no longer held, or if an anticipated transaction was no longer likely to occur, any previously unrecognized gain or loss on the derivative contract was recognized in earnings and the contract was accounted for at fair value with subsequent changes recognized in earnings.

Foreign exchange contracts which qualified as hedges of foreign currency exposures, including net capital investments outside the U.S., were revalued at the spot rate with any forward premium or discount recognized over the life of the contract in interest revenue or interest expense. Gains and losses on foreign exchange contracts which qualified as a hedge of a firm commitment were deferred and recognized as part of the measurement of the related transaction, unless deferral of a loss would have led to recognizing losses on the transaction in later periods.

Insurance Premiums from long-duration contracts, principally life insurance, are earned when due. Premiums from short-duration insurance contracts, principally credit life and accident and health policies, are earned over the related contract period.

Deferred Policy Acquisition Costs (DAC), included in other assets, represent the costs of acquiring new business, principally commissions, certain underwriting and agency expenses and the cost of issuing policies.

For traditional life and health business, including term insurance, DAC is amortized over the premium-paying periods of the related policies, in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue in accordance with SFAS No. 60, "Accounting and Reporting by Insurance Enterprises," generally over 5-20 years. Assumptions as to the anticipated premiums are made at the date of policy issuance or acquisition and are consistently applied over the life of the policy.

For universal life and corporate-owned life insurance products, DAC is amortized at a constant rate based upon the present value of estimated gross profits expected to be realized in accordance with SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from Sale of Investments," generally over 16-25 years. Actual profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Changes in estimates of gross profits result in retrospective adjustments to earnings by a cumulative charge or credit to income.

For deferred annuities, both fixed and variable, and payout annuities, DAC is amortized employing a level effective yield methodology in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases," generally over 10-15 years. An amortization rate is developed using the outstanding DAC balance and projected account balances and is applied to actual account balances to determine the amount of DAC amortization. The projected account balances are derived using a model that includes assumptions related to investment returns and persistency. The model rate is evaluated periodically, at least annually, and the actual rate is reset and applied prospectively resulting in a new amortization pattern over the remaining estimated life of the business.

Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income, and, if not recoverable, are charged to expense. All other acquisition expenses are charged to operations as incurred.

Present Value of Future Profits, included in intangible assets, represents the actuarially determined present value of anticipated profits to be realized from life and accident and health business on insurance in force at the date of the Company's acquisition of insurance businesses using the same assumptions that were used for computing related liabilities where appropriate. The present value of future profits is amortized over the contract period using current interest crediting rates to accrete interest and using amortization methods based on the specified products. Traditional life insurance is amortized over the period of anticipated premiums; universal life in relation to estimated gross profits; and annuity contracts employing a level effective yield methodology. The value of present value of future profits is reviewed periodically for recoverability to determine if any adjustment is required.

Separate and Variable Accounts primarily represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each account has specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. The assets of these accounts are generally carried at market value. Amounts assessed to the contractholders for management services are included in revenues. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

Insurance Policy and Claims Reserves represent liabilities for future insurance policy benefits. Insurance reserves for traditional life insurance, annuities, and accident and health policies have been computed based upon mortality, morbidity, persistency and interest rate assumptions (ranging from 2.0% to 9.0%, with a weighted average rate of 7.1% for annuity products, and 2.5% to 7.0%, with a weighted average interest rate of 6.0% for life products) applicable to these coverages, including adverse deviation.

These assumptions consider Company experience and industry standards and may be revised if it is determined that future experience will differ substantially from that previously assumed.

Property-casualty reserves related to the operations of TPC which was distributed to shareholders during 2002 (see Note 4 to the Consolidated Financial Statements), included unearned premiums representing the unexpired portion of policy premiums, and estimated provisions for both reported and unreported claims incurred and related expenses.

In determining insurance policy reserves, the Company performs a continuing review of its overall position, its reserving techniques and its reinsurance. The reserves are also reviewed periodically by a qualified actuary employed by the Company. Since the reserves are based on estimates, the ultimate liability may be more or less than such reserves. The effects of changes in such estimated reserves are included in the results of operations in the period in which the estimates are changed. Such changes may be material to the results of operations and could occur in a future period.

Contractholder Funds represent receipts from the issuance of universal life, pension investment and certain deferred annuity contracts. Such receipts are considered deposits on investment contracts that do not have substantial mortality or morbidity risk. Account balances are increased by deposits received and interest credited and are reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Calculations of contractholder account balances for investment contracts reflect lapse, withdrawal and interest rate assumptions (ranging from 1.5% to 10.0%, with a weighted average rate of 4.9% for annuity products, and 4.1% to 6.6% with a weighted average interest rate of 5.0% for life products), based on contract provisions, the Company's experience and industry standards. Contractholder funds also include other funds that policyholders leave on deposit with the Company.

Employee Benefits Expense includes prior and current service costs of pension and other postretirement benefit plans, which are accrued on a current basis, contributions and unrestricted awards under other employee plans, the amortization of restricted stock awards, and costs of other employee benefits.

Stock-Based Compensation

Prior to January 1, 2003, Citigroup applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its stock-based compensation plans. Under APB 25, there is generally no charge to earnings for employee stock option awards because the options granted under these plans have an exercise price equal to the market value of the underlying common stock on the grant date. Alternatively, SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), allows companies to recognize compensation expense over the related service period based on the grant date fair value of the stock award. Under both methods, upon issuance of previously unissued shares under employee plans, proceeds received in excess of par value are credited to additional paid-in capital. Upon issuance of treasury shares, the difference between the proceeds received and the average cost of treasury shares is recorded in additional paid-in capital. Under both methods, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share. On January 1, 2003, the Company adopted SFAS 123.

Had the Company applied SFAS 123 in accounting for the Company's stock option plans, net income and net income per share would have been the pro forma amounts indicated below:

In millions of dollars, except per share amounts		2002	2001	2000
Compensation expense related to stock option plans	As reported	$ —	$ —	$ —
	Pro forma	701	862	919
Net income	As reported	$15,276	$14,126	$13,519
	Pro forma	14,842	13,566	12,931
Basic earnings per share	As reported	$ 2.99	$ 2.79	$ 2.69
	Pro forma	2.90	2.68	2.57
Diluted earnings per share	As reported	$ 2.94	$ 2.72	$ 2.62
	Pro forma	2.86	2.61	2.50

Income Taxes

Deferred taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. The Company and its wholly owned domestic subsidiaries file a consolidated Federal income tax return. Associates First Capital Corporation filed separate consolidated Federal income tax returns prior to the merger.

Earnings per Common Share is computed after recognition of preferred stock dividend requirements. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period, excluding restricted stock. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and has been computed after giving consideration to the weighted average dilutive effect of the Company's convertible securities, common stock warrants, stock options and the shares issued under the Company's Capital Accumulation Program and other restricted stock plans.

Accounting Changes

Acquisitions of Certain Financial Institutions

In the fourth quarter of 2002, the Company adopted SFAS No. 147, "Acquisitions of Certain Financial Institutions" (SFAS 147). SFAS 147 requires that business combinations involving depository financial institutions within its scope, except for combinations between mutual institutions, be accounted for under SFAS 141. Previously, generally accepted accounting principles for acquisitions of financial institutions provided for recognition of the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. Under SFAS 147, such excess is accounted for as goodwill. The impact of adopting SFAS 147 did not materially affect the Consolidated Financial Statements.

Business Combinations, Goodwill and Other Intangible Assets

Effective July 1, 2001, the Company adopted the provisions of SFAS 141 and certain provisions of SFAS 142 as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. The new rules required that all business combinations consummated after June 30, 2001 be accounted for under the purchase method. The nonamortization provisions of the new rules affecting goodwill and intangible assets deemed to have indefinite lives were effective for all purchase business combinations completed after June 30, 2001.

On January 1, 2002, Citigroup adopted the remaining provisions of SFAS 142, when the rules became effective for calendar year companies. Under the new rules, effective January 1, 2002, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives.

The Company has performed the required impairment tests of goodwill and indefinite-lived intangible assets and there was no impairment of goodwill. The initial adoption resulted in a cumulative adjustment of $47 million after-tax recorded as a charge to earnings related to the impairment of certain intangible assets.

Transfers and Servicing of Financial Assets

In September 2000, FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125" (SFAS 140).

In July 2001, FASB issued Technical Bulletin No. 01-1, "Effective Date for Certain Financial Institutions of Certain Provisions of Statement 140 Related to the Isolation of Transferred Assets."

Certain provisions of SFAS 140 require that the structure for transfers of financial assets to certain securitization vehicles be modified to comply with revised isolation guidance for institutions subject to receivership by the Federal Deposit Insurance Corporation. These provisions are effective for transfers taking place after December 31, 2001, with an additional transition period ending no later than September 30, 2006 for transfers to certain master trusts. It is not expected that these provisions will materially affect the financial statements. SFAS 140 also provides revised guidance for an entity to be considered a qualifying special purpose entity.

Impairment or Disposal of Long-Lived Assets

On January 1, 2002, Citigroup adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), when the rule became effective for calendar year companies. SFAS 144 establishes additional criteria as compared to existing generally accepted accounting principles to determine when a long-lived asset is held-for-sale. It also broadens the definition of "discontinued operations," but does not allow for the accrual of future operating losses, as was previously permitted. The impact of adopting SFAS 144 was not material.

Adoption of EITF 02-3

During the fourth quarter of 2002, the Company adopted EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" (EITF 02-3). Under EITF 02-3, recognition of a trading profit at inception of a derivative transaction is prohibited unless the fair value of that derivative is obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The initial adoption of EITF 02-3 in the fourth quarter of 2002 was not material to the Company's Consolidated Financial Statements for the year ended December 31, 2002. FASB continues to discuss the ongoing impact of EITF 02-3 on the valuation of derivative transactions subsequent to inception.

Adoption of EITF 99-20

During the second quarter of 2001, the Company adopted EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" (EITF 99-20). EITF 99-20 provides new guidance regarding income recognition and identification and determination of impairment on certain asset-backed securities. The initial adoption resulted in a cumulative adjustment of $116 million after-tax, recorded as a charge to earnings, and an increase of $93 million included in other changes in stockholders' equity from nonowner sources.

Derivatives and Hedge Accounting

On January 1, 2001, Citigroup adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). This Statement changed the accounting treatment of derivative contracts (including foreign exchange contracts) that are employed to manage risk outside of Citigroup's trading activities, as well as certain derivative instruments embedded in other contracts. SFAS 133 requires that all derivatives be recorded on the balance sheet at their fair value. The treatment of changes in the fair value of derivatives depends on the character of the transaction, including whether it has been designated and qualifies as part of a hedging relationship. The majority of Citigroup's derivatives are entered into for trading purposes and were not impacted by the adoption of SFAS 133. The cumulative effect of adopting SFAS 133 at January 1, 2001 was an after-tax charge of $42 million included in net income and an increase of $25 million included in other changes in stockholders' equity from nonowner sources.

Future Application of Accounting Standards

Stock-Based Compensation

On January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123, prospectively for all awards granted, modified, or settled after December 31, 2002. The prospective method is one of the adoption methods provided for under SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," issued in December 2002. SFAS 123 requires that compensation cost for all stock awards be calculated and recognized over the service period (generally equal to the vesting period). This compensation cost is determined using option pricing models, intended to estimate the fair value of the awards at the grant date. Similar to APB 25, the alternative method of accounting, an offsetting increase to stockholders' equity under SFAS 123 is recorded equal to the amount of compensation expense charged. Earnings per share dilution is recognized as well.

Assuming a three-year vesting provision for options, the estimated impact of this change will be approximately $0.03 per diluted share in 2003 and, when fully phased in over the next three years, approximately $0.06 per diluted share annually.

The Company has made changes to various stock-based compensation plan provisions for future awards. For example, the vesting period and the term of stock options granted in 2003 have been shortened to three and six years, respectively. In addition, the sale of underlying shares acquired through the exercise of options granted after December 31, 2002 will be restricted for a two-year period. The existing stock ownership commitment for senior executives will continue, under which such executives must retain 75% of the shares they own and acquire from the Company over the term of their employment. Original option grants in 2003 and thereafter will not have a reload feature; however, previously granted options will retain that feature. Other changes also may be made that may impact the SFAS 123 adoption estimates disclosed above.

Costs Associated with Exit or Disposal Activities

On January 1, 2003, Citigroup adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 requires that a liability for costs associated with exit or disposal activities, other than in a business combination, be recognized when the liability is incurred. Previous generally accepted accounting principles provided for the recognition of such costs at the date of management's commitment to an exit plan. In addition, SFAS 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. It is not expected that SFAS 146 will materially affect the financial statements.

Consolidation of Variable Interest Entities

In January 2003, the FASB released FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This Interpretation changes the method of determining whether certain entities, including securitization entities, should be included in the Company's Consolidated Financial Statements. An entity is subject to FIN 46 and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation under SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries." A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both.

The provisions of FIN 46 are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies in the first fiscal period beginning after June 15, 2003. For any VIEs that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. FIN 46 also mandates new disclosures about VIEs, some of which are required to be presented in financial statements issued after January 31, 2003.

The Company is evaluating the impact of applying FIN 46 to existing VIEs in which it has variable interests and has not yet completed this analysis. The Company is considering restructuring alternatives that would enable certain VIEs to meet the criteria for non-consolidation. However, at this time, it is anticipated that the effect on the Company's Consolidated Statement of Financial Position could be an increase of $55 billion to assets and liabilities, primarily due to several multi-seller finance companies administered by the Company and certain structured investment vehicles, if these non-consolidation alternatives are not viable. If consolidation is required, the future viability of these businesses will be assessed. As we continue to evaluate the impact of applying FIN 46, additional entities may be identified that would need to be consolidated by the Company. See Note 13 to the Consolidated Financial Statements.

Guarantees and Indemnifications

In November 2002, FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which requires that, for guarantees within the scope of FIN 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. FIN 45 also requires additional disclosures in financial statements for periods ending after December 15, 2002. Accordingly, these new disclosures are included in Note 28 to the Consolidated Financial Statements. It is not expected that the recognition and measurement provisions of FIN 45 will have a material effect on the Company's financial position or operating results.

2. GOODWILL AND INTANGIBLE ASSETS

Net income and earnings per share for 2001 and 2000 adjusted to exclude amortization expense (after-tax) related to goodwill and indefinite-lived intangible assets that are no longer amortized are as follows:

In millions of dollars, except per share amounts	**2002**	2001	2000
Net income			
Reported net income	**$15,276**	$14,126	$13,519
Goodwill amortization [1]	—	433	366
Indefinite-lived intangible assets amortization	—	46	46
Adjusted net income	**$15,276**	$14,605	$13,931
Basic earnings per share			
Reported basic earnings per share	**$ 2.99**	$ 2.79	$ 2.69
Goodwill amortization [1]	—	0.08	0.08
Indefinite-lived intangible assets amortization	—	0.01	0.01
Adjusted basic earnings per share	**$ 2.99**	$ 2.88	$ 2.78
Diluted earnings per share			
Reported diluted earnings per share	**$ 2.94**	$ 2.72	$ 2.62
Goodwill amortization [1]	—	0.08	0.07
Indefinite-lived intangible assets amortization	—	0.02	0.01
Adjusted diluted earnings per share	**$ 2.94**	$ 2.82	$ 2.70

(1) Includes goodwill amortization related to discontinued operations of $79 million and $78 million in 2001 and 2000, respectively. The goodwill amortization related to discontinued operations represents $0.02 per share for each of 2001 and 2000 on a basic and diluted basis.

During 2002, no goodwill was impaired or written off. The Company recorded goodwill of $4.385 billion during the fourth quarter of 2002 in connection with the acquisition of Golden State Bancorp. The Company also recorded goodwill of $41 million during the 2002 second quarter and $74 million during the 2002 first quarter in connection with the consumer finance acquisitions of Marufuku Co., Ltd. and Taihei Co., Ltd., respectively, in Japan. Additionally, in February 2002, Banamex completed the purchase of the remaining 48% interest in Seguros Banamex, a life insurance business, and AFORE Banamex, a pension fund management business, from AEGON for $1.24 billion which resulted in additional goodwill of $1.14 billion in the Global Investment Management segment.

The changes in goodwill during 2002 were as follows:

In millions of dollars	Global Consumer	Global Corporate and Investment Bank	Private Client Services	Global Investment Management	Discontinued Operations (1)	Total
Balance at January 1, 2002	$12,385	$5,833	$368	$2,701	$ 2,574	$23,861
Goodwill acquired during the period	4,500	—	—	1,143	—	5,643
Discontinued operations (1)	—	—	—	—	(2,648)	(2,648)
Other (2)	157	159	12	(297)	74	105
Balance at December 31, 2002	**$17,042**	**$5,992**	**$380**	**$3,547**	**$ —**	**$26,961**

(1) Discontinued operations represents the Company's property and casualty insurance business. See Note 4 to the Consolidated Financial Statements.
(2) Other changes in goodwill include foreign exchange effects on non-dollar-denominated goodwill, purchase accounting adjustments and certain other reclassifications.

At December 31, 2002, $1.240 billion of the Company's acquired intangible assets, including $770 million of asset management and administration contracts, $425 million of trade names and $45 million of other intangible assets, were considered to be indefinite-lived and not subject to amortization. All other acquired intangible assets are subject to amortization.

The components of intangible assets were as follows:

	December 31, 2002			December 31, 2001		
In millions of dollars	**Gross carrying amount**	**Accumulated amortization (1)**	**Net carrying amount**	Gross carrying amount	Accumulated amortization (1)	Net carrying amount
Purchased credit card relationships	**$ 4,078**	**$1,466**	**$2,612**	$ 4,084	$1,136	$2,948
Mortgage servicing rights	**3,883**	**2,251**	**1,632**	2,248	1,075	1,173
Core deposit intangibles	**1,139**	**118**	**1,021**	975	38	937
Other customer relationships	**898**	**300**	**598**	1,176	249	927
Present value of future profits	**647**	**437**	**210**	587	410	177
Other (2)	**1,493**	**297**	**1,196**	3,782	941	2,841
Total amortizing intangible assets	**$12,138**	**$4,869**	**$7,269**	$12,852	$3,849	$9,003
Indefinite-lived intangible assets			**1,240**			—
Total intangible assets			**$8,509**			$9,003

(1) Accumulated amortization of mortgage servicing rights includes the related valuation allowance. See Note 13 to the Consolidated Financial Statements.
(2) Includes contract-related intangible assets.

The intangible assets recorded during 2002 and their respective amortization periods were as follows:

In millions of dollars	2002	Weighted-average amortization period in years
Mortgage servicing rights (1)	**$1,760**	**30**
Core deposit intangibles	**220**	**15**
Present value of future profits (2)	**35**	**22**
Other customer relationships	**210**	**9**
Total intangible assets recorded during the period (3)	**$2,225**	

(1) Mortgage servicing rights acquired during 2002 will be amortized on an accelerated basis over 30 years, the contractual life of certain underlying loans. The majority of these mortgage serving rights will be amortized within five years.
(2) Present value of future profits acquired during 2002 will be amortized on an accelerated basis over 22 years.
(3) There was no significant residual value estimated for the intangible assets recorded during 2002.

Intangible assets amortization expense was $858 million and $897 million for 2002 and 2001, respectively. Intangible assets amortization expense is estimated to be $980 million in 2003, $830 million in 2004, $750 million in 2005, $670 million in 2006, and $610 million in 2007.

3. BUSINESS DEVELOPMENTS

Acquisition of Golden State Bancorp

On November 6, 2002, Citigroup completed its acquisition of 100% of Golden State Bancorp (GSB) in a transaction in which Citigroup paid approximately $2.3 billion in cash and issued 79.5 million Citigroup common shares. The total transaction value of approximately $5.8 billion was based on the average prices of Citigroup shares, as adjusted for the effect of the TPC distribution, for the two trading days before and after May 21, 2002, the date the terms of the acquisition were agreed to and announced. The results of GSB are included from November 2002 forward. GSB was the parent company of California Federal Bank, the second-largest thrift in the U.S. and, through its First Nationwide Mortgage business, the eighth-largest mortgage servicer. The acquisition enabled the Company to increase market share and branch presence in California and Nevada. In addition, the acquisition enabled Citigroup to expand its national prime mortgage business.

Acquisition of Banamex

In August 2001, Citicorp completed its acquisition of Grupo Financiero Banamex-Accival (Banamex), a leading Mexican financial institution, for approximately $12.5 billion in cash and Citigroup stock. On September 24, 2001, Citicorp became the holder of 100% of the issued and outstanding ordinary shares of Banamex following a share redemption by Banamex. Banamex's and Citicorp's banking operations in Mexico have been integrated and conduct business under the "Banamex" brand-name.

Acquisition of EAB

On July 17, 2001, Citibank completed its acquisition of European American Bank (EAB), a New York State-chartered bank, for $1.6 billion plus the assumption of $350 million in EAB preferred stock.

Acquisition of Associates

On November 30, 2000, Citigroup Inc., completed its acquisition of Associates First Capital Corporation (Associates). The acquisition was consummated through a merger of a subsidiary of Citigroup with and into Associates (with Associates as the surviving corporation) pursuant to which each share of Associates common stock became a right to receive .7334 of a share of Citigroup Inc. common stock (534.5 million shares). Subsequent to the acquisition, Associates was contributed to and became a wholly owned subsidiary of Citicorp and Citicorp issued a full and unconditional guarantee of the outstanding long-term debt securities and commercial paper of Associates. Associates' debt securities and commercial paper are no longer separately rated. The acquisition was accounted for as a pooling of interests.

4. DISCONTINUED OPERATIONS

Travelers Property Casualty Corp. (TPC) (an indirect wholly owned subsidiary of Citigroup on December 31, 2001) sold 231 million shares of its class A common stock representing approximately 23.1% of its outstanding equity securities in an initial public offering (IPO) on March 27, 2002. In 2002, Citigroup recognized an after-tax gain of $1.158 billion as a result of the IPO. In connection with the IPO, Citigroup entered into an agreement with TPC that provides that, in any fiscal year in which TPC records asbestos-related income statement charges in excess of $150 million, net of any reinsurance, Citigroup will pay to TPC the amount of any such excess up to a cumulative aggregate of $520 million after-tax. A portion of the gross IPO gain was deferred to offset any payments arising in connection with this agreement. In the 2002 fourth quarter, $159 million was paid pursuant to this agreement. Notice was received in January 2003 requesting the remaining $361 million.

On August 20, 2002, Citigroup completed the distribution to its stockholders of a majority portion of its remaining ownership interest in TPC (the distribution). This non-cash distribution was tax-free to Citigroup, its stockholders and TPC. The distribution was treated as a dividend to stockholders for accounting purposes that reduced Citigroup's Additional Paid-In Capital by approximately $7.0 billion. Following the distribution, Citigroup remains a holder of approximately 9.9% of TPC's outstanding equity securities which are carried at fair value in the Proprietary Investment Activities segment and classified as available-for-sale within Investments on the Consolidated Statement of Financial Position. The Company is required to sell these securities within five years of the distribution in order to maintain the tax-free status.

Following the August 20, 2002 distribution, the results of TPC were reported in the Company's Consolidated Statements of Income and Cash Flows separately as discontinued operations. In accordance with GAAP, the Consolidated Statement of Financial Position has not been restated. TPC represented the primary vehicle by which Citigroup engaged in the property and casualty insurance business.

Summarized financial information for discontinued operations is as follows:

In millions of dollars	**2002**	2001	2000
Total revenues, net of interest expense	**$8,233**	$12,690	$11,616
Income from discontinued operations	**965**	1,378	1,786
Gain on sale of stock by subsidiary	**1,270**		
Provision for income taxes	**360**	323	498
Income from discontinued operations, net	**$1,875**	$ 1,055	$ 1,288

	December 31,	
In millions of dollars	2001	2000
Total assets	$55,954	$55,058
Total liabilities	45,268	45,844
Net assets of discontinued operations	$10,686	$ 9,214

The following is a summary of the assets and liabilities of discontinued operations as of August 20, 2002, the date of the distribution:

In millions of dollars	**August 20, 2002**
Cash	**$ 252**
Investments	**33,984**
Trading account assets	**321**
Loans	**261**
Reinsurance recoverables	**10,940**
Other assets	**14,242**
Total assets	**$60,000**
Long-term debt	**$ 2,797**
Insurance policy and claim reserves	**36,216**
Other liabilities	**11,831**
Mandatorily redeemable securities of subsidiary trusts	**900**
Total liabilities	**$51,744**

5. BUSINESS SEGMENT INFORMATION

Citigroup is a diversified bank holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. The Company's activities are conducted through the Global Consumer, Global Corporate and Investment Bank, Private Client Services, Global Investment Management, and Proprietary Investment Activities business segments. These segments reflect the characteristics of its products and services and the clients to which those products or services are delivered.

The Global Consumer segment includes a global, full-service consumer franchise delivering a wide array of banking, lending, insurance and investment services through a network of local branches, offices and electronic delivery systems.

The businesses included in the Company's Global Corporate and Investment Bank segment provide corporations, governments, institutions, and investors in over 100 countries and territories with a broad range of banking and financial products and services.

The Private Client Services segment provides investment advice, financial planning and brokerage services to affluent individuals, small and mid-size companies, non-profits and large corporations. In addition, Private Client Services provides independent client-focused research to individuals and institutions around the world.

The Global Investment Management segment offers a broad range of life insurance, annuity and asset management products and services from global investment centers around the world, including individual annuity, group annuity, individual life insurance products, corporate-owned life insurance (COLI) products, mutual funds, closed-end funds, managed accounts, unit investment trusts, variable annuities, pension administration, and personalized wealth management services distributed to institutional, high-net-worth, and retail clients.

The Proprietary Investment Activities segment includes the Company's venture capital activities, realized investment gains and losses from certain insurance-related investments, results from certain proprietary investments and the results of certain investments in countries that refinanced debt under the 1989 Brady Plan or plans of a similar nature. Corporate/Other includes net corporate treasury results, corporate staff and other corporate expenses, certain intersegment eliminations, and the remainder of Internet-related development activities, and taxes not allocated to the other business segments. The accounting policies of these reportable segments are the same as those disclosed in Note 1 to the Consolidated Financial Statements.

The following table presents certain information regarding the Company's continuing operations by segment:

In millions of dollars, except identifiable assets in billions	Revenues, net of interest expense(1)			Provision (benefit) for income taxes			Income (loss) from continuing operations before cumulative effect of accounting changes(2)(3)(4)			Identifiable assets at year-end(5)		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Global Consumer	**$37,069**	$32,365	$28,319	**$4,471**	$3,848	$3,090	**$ 8,425**	$6,836	$5,410	**$ 390**	$329	$266
Global Corporate and Investment Bank	**20,218**	20,806	19,342	**1,604**	2,364	2,266	**3,029**	4,346	4,003	**558**	526	446
Private Client Services(6)	**5,717**	5,940	6,900	**434**	459	641	**722**	767	1,068	**13**	16	18
Global Investment Management	**8,175**	8,006	7,330	**820**	844	810	**1,813**	1,596	1,460	**112**	103	95
Proprietary Investment Activities	**(471)**	584	2,263	**(217)**	153	791	**(448)**	318	1,340	**9**	9	11
Corporate/Other	**600**	(334)	(582)	**(114)**	(465)	(571)	**(93)**	(634)	(1,050)	**15**	12	11
Total	**$71,308**	$67,367	$63,572	**$6,998**	$7,203	$7,027	**$13,448**	$13,229	$12,231	**$1,097**	$995	$847

(1) Includes total revenues, net of interest expense, in the United States of $47.4 billion, $42.7 billion, and $41.7 billion, in Mexico of $4.2 billion, $2.3 billion, and $603 million and in Japan of $4.3 billion, $4.0 billion, and $3.7 billion in 2002, 2001, and 2000, respectively. There were no other individual foreign countries that were material to total revenues, net of interest expense.

(2) For 2002, Global Consumer, Global Corporate and Investment Bank, and Global Investment Management results reflect after-tax restructuring-related charges (credits) of ($10) million, ($8) million, and $8 million, respectively. For 2001, Global Consumer, Global Corporate and Investment Bank, Private Client Services, Global Investment Management, and Corporate/Other results reflect after-tax restructuring-related charges and merger-related costs of $127 million, $136 million, $6 million, $16 million, and ($3) million, respectively. For 2000, Global Consumer, Global Corporate and Investment Bank, Global Investment Management, and Corporate/Other results reflect after-tax restructuring-related charges of $144 million, $105 million, $11 million, and $249 million, respectively.

(3) Includes provisions for benefits, claims and credit losses in the Global Consumer results of $7.9 billion, $6.1 billion, and $5.1 billion, in the Global Corporate and Investment Bank results of $2.8 billion, $1.5 billion, and $947 million, in the Global Investment Management results of $2.7 billion, $2.8 billion, and $2.4 billion, and in the Corporate/Other results of ($21) million, ($8) million, and $38 million for 2002, 2001, and 2000, respectively. Includes provision for credit losses in the Private Client Services results of $6 million in 2002 and $4 million in 2001. Includes provision for credit losses in the Proprietary Investment Activities results of $31 million in 2002 and $7 million in 2000.

(4) For 2002, the Company recognized after-tax charges of $47 million for the cumulative effect of accounting changes related to the implementation of SFAS 142. For 2001, the Company recognized after-tax charges of $42 million and $116 million for the cumulative effect of accounting changes related to the implementation of SFAS 133 and EITF 99-20, respectively.

(5) Excludes identifiable assets related to discontinued operations totaling $56 billion and $55 billion at December 31, 2001 and 2000, respectively. See Note 4 to the Consolidated Financial Statements.

(6) Private Client Services is a newly formed segment which includes the Private Client Group and Global Equity Research and is marketed under the Smith Barney name.

6. INVESTMENTS

In millions of dollars at year-end	2002	2001[1]
Fixed maturities, primarily available-for-sale at fair value	$151,620	$139,883
Equity securities, primarily at fair value	7,791	7,577
Venture capital, at fair value	3,739	4,316
Short-term and other	6,363	9,600
	$169,513	$161,376

(1) Reclassified to conform to the 2002 presentation.

The amortized cost and fair value of investments in fixed maturities and equity securities at December 31, were as follows:

	2002				2001[1]			
In millions of dollars at year-end	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Fixed maturity securities held to maturity[2]	$ 79	$ —	$ —	$ 79	$ 26	$ —	$ —	$ 26
Fixed maturity securities available-for-sale								
Mortgage-backed securities, principally obligations of U.S. Federal agencies	$ 32,662	$ 914	$ 2	$ 33,774	$ 28,614	$ 438	$ 250	$ 28,802
U.S. Treasury and Federal agencies	26,049	459	59	26,449	6,136	62	85	6,113
State and municipal	6,847	509	2	7,354	16,712	441	152	17,001
Foreign government	43,942	417	121	44,238	44,942	266	79	45,129
U.S. corporate	27,000	1,169	996	27,173	30,097	843	591	30,349
Other debt securities	12,221	466	134	12,553	12,055	554	146	12,463
	148,921	3,934	1,314	151,541	138,556	2,604	1,303	139,857
Total fixed maturities	$149,000	$3,934	$1,314	$151,620	$138,582	$2,604	$1,303	$139,883
Equity securities[3]	$ 7,390	$ 605	$ 204	$ 7,791	$ 7,401	$ 400	$ 224	$ 7,577

(1) Reclassified to conform to the 2002 presentation.
(2) Recorded at amortized cost.
(3) Includes non-marketable equity securities carried at cost, which are reported in both the amortized cost and fair value columns.

The following table presents the amortized cost, fair value, and average yield on amortized cost of fixed maturity securities by contractual maturity dates as of December 31, 2002:

In millions of dollars	Amortized cost	Fair value	Yield
U.S. Treasury and Federal agencies[1]			
Due within 1 year	$ 4,229	$ 4,236	2.36%
After 1 but within 5 years	18,644	18,921	3.55
After 5 but within 10 years	3,472	3,511	5.30
After 10 years[2]	27,376	28,061	6.24
Total	$ 53,721	$ 54,729	4.94%
State and municipal			
Due within 1 year	$ 47	$ 48	4.24%
After 1 but within 5 years	555	585	5.77
After 5 but within 10 years	589	642	6.11
After 10 years[2]	5,656	6,079	5.59
Total	$ 6,847	$ 7,354	5.64%
All other[3]			
Due within 1 year	$ 22,217	$ 22,312	4.94%
After 1 but within 5 years	33,220	33,623	6.38
After 5 but within 10 years	17,182	17,739	7.54
After 10 years[2]	15,813	15,863	6.55
Total	$ 88,432	$ 89,537	6.28%
Total fixed maturities	$149,000	$151,620	5.77%

(1) Includes mortgage-backed securities of U.S. Federal agencies.
(2) Investments with no stated maturities are included as contractual maturities of greater than 10 years. Actual maturities may differ due to call or prepayment rights.
(3) Includes foreign government, U.S. corporate, mortgage-backed securities issued by U.S. corporations, and other debt securities. Yields reflect the impact of local interest rates prevailing in countries outside the U.S.

The following table presents interest and dividends on investments:

In millions of dollars	2002	2001	2000
Taxable interest	$6,959	$5,687	$5,111
Interest exempt from U.S. Federal income tax	337	292	234
Dividends	208	263	322
Total interest and dividends	$7,504	$6,242	$5,667

The following table presents realized gains and losses on investments:

In millions of dollars	2002	2001	2000
Gross realized investment gains	$ 1,532	$ 1,409	$1,585
Gross realized investment (losses)	(2,017)	(1,172)	(825)
Net realized gains/(losses)[1]	$ (485)	$ 237	$ 760

(1) Includes net realized gains/(losses) related to insurance subsidiaries' sale of OREO and mortgage loans of $(8) million, $8 million, and $52 million in 2002, 2001, and 2000, respectively.

The following table presents venture capital investment gains and losses:

In millions of dollars	2002	2001	2000
Net realized investment gains	$ 214	$ 224	$ 716
Gross unrealized gains	563	782	1,752
Gross unrealized (losses)	(863)	(613)	(618)
Net realized and unrealized gains/(losses)	$ (86)	$ 393	$1,850

7. FEDERAL FUNDS, SECURITIES BORROWED, LOANED, AND SUBJECT TO REPURCHASE AGREEMENTS

Federal funds sold and securities borrowed or purchased under agreements to resell, at their respective carrying values, consisted of the following at December 31:

In millions of dollars	2002	2001
Federal funds sold and resale agreements	$ 94,507	$ 89,472
Deposits paid for securities borrowed	45,439	45,337
	$139,946	$134,809

Federal funds purchased and securities loaned or sold under agreements to repurchase, at their respective carrying values, consisted of the following at December 31:

In millions of dollars	2002	2001
Federal funds purchased and repurchase agreements	$149,709	$137,649
Deposits received for securities loaned	12,934	15,862
	$162,643	$153,511

The resale and repurchase agreements represent collateralized financing transactions used to generate net interest income and facilitate trading activity. These instruments are collateralized principally by government and government agency securities and generally have terms ranging from overnight to up to a year. It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements, and, when necessary, require prompt transfer of additional collateral or reduction in the balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held. Resale agreements and repurchase agreements are reported net by counterparty, when applicable, pursuant to FASB Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" (FIN 41). Excluding the impact of FIN 41, resale agreements totaled $155.4 billion and $141.2 billion at December 31, 2002 and 2001, respectively.

Deposits paid for securities borrowed (securities borrowed) and deposits received for securities loaned (securities loaned) are recorded at the amount of cash advanced or received and are collateralized principally by government and government agency securities, corporate debt and equity securities. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and securities loaned daily, and additional collateral is obtained as necessary. Securities borrowed and securities loaned are reported net by counterparty, when applicable, pursuant to FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts" (FIN 39).

8. BROKERAGE RECEIVABLES AND BROKERAGE PAYABLES

The Company has receivables and payables for financial instruments purchased from and sold to brokers and dealers and customers. The Company is exposed to risk of loss from the inability of brokers and dealers or customers to pay for purchases or to deliver the financial instrument sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Credit risk is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transaction.

The Company seeks to protect itself from the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. Margin levels are monitored daily, and customers deposit additional collateral as required. Where customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the customer into compliance with the required margin level.

Exposure to credit risk is impacted by market volatility, which may impair the ability of clients to satisfy their obligations to the Company. Credit limits are established and closely monitored for customers and brokers and dealers engaged in forward and futures and other transactions deemed to be credit sensitive.

Brokerage receivables and brokerage payables, which arise in the normal course of business, consisted of the following at December 31:

In millions of dollars	2002	2001
Receivables from customers	$16,546	$19,660
Receivables from brokers, dealers, and clearing organizations	8,812	15,495
Total brokerage receivables	$25,358	$35,155
Payables to customers	$14,907	$16,876
Payables to brokers, dealers, and clearing organizations	7,117	16,015
Total brokerage payables	$22,024	$32,891

9. TRADING ACCOUNT ASSETS AND LIABILITIES

Trading account assets and liabilities, at market value, consisted of the following at December 31:

In millions of dollars	**2002**	2001
Trading account assets		
U.S. Treasury and Federal agency securities	**$ 35,369**	$ 46,218
State and municipal securities	**5,195**	4,517
Foreign government securities	**16,440**	12,450
Corporate and other debt securities	**33,064**	21,033
Derivatives (1)	**37,530**	29,762
Equity securities	**12,994**	15,619
Mortgage loans and collateralized mortgage securities	**7,924**	6,869
Other	**6,692**	8,436
	$155,208	$144,904
Trading account liabilities		
Securities sold, not yet purchased	**$ 50,476**	$ 51,815
Derivatives (1)	**40,950**	28,728
	$ 91,426	$ 80,543

(1) Net of master netting agreements.

10. TRADING-RELATED REVENUE

Trading-related revenue consists of principal transactions revenues and net interest revenue associated with trading activities. Principal transactions revenues consist of realized and unrealized gains and losses from trading activities. The following table presents trading-related revenue for the years ended December 31:

In millions of dollars	**2002**	2001	2000
Global Corporate			
Fixed income (1)	**$4,565**	$4,084	$2,531
Equities (2)	**302**	882	1,720
Foreign exchange (3)	**1,783**	1,517	1,103
All other (4)	**234**	197	308
Total Global Corporate	**6,884**	6,680	5,662
Global Consumer and other	**364**	696	782
Total trading-related revenue	**$7,248**	$7,376	$6,444

(1) Includes revenues from government securities and corporate debt, municipal securities, preferred stock, mortgage securities, and other debt instruments. Also includes spot and forward trading of currencies and exchange-traded and over-the-counter (OTC) currency options, options on fixed income securities, interest rate swaps, currency swaps, swap options, caps and floors, financial futures, OTC options and forward contracts on fixed income securities.
(2) Includes revenues from common and convertible preferred stock, convertible corporate debt, equity-linked notes, and exchange-traded and OTC equity options and warrants.
(3) Includes revenues from foreign exchange spot, forward, option and swap contracts.
(4) Primarily includes revenues from the results of Phibro Inc. (Phibro), which trades crude oil, refined oil products, natural gas, electricity, metals, and other commodities. Also includes revenues related to arbitrage strategies.

The following table reconciles principal transactions revenues on the Consolidated Statement of Income to trading-related revenue for the years ended December 31:

In millions of dollars	**2002**	2001	2000
Principal transactions	**$4,513**	$5,544	$5,981
Net interest revenue	**2,735**	1,832	463
Total trading-related revenue	**$7,248**	$7,376	$6,444

11. LOANS

In millions of dollars at year-end	**2002**	2001 (1)
Consumer		
In U.S. offices		
Mortgage and real estate (2)	**$121,178**	$ 80,099
Installment, revolving credit, and other	**99,881**	84,367
	221,059	164,466
In offices outside the U.S.		
Mortgage and real estate (2)	**26,564**	28,688
Installment, revolving credit, and other	**64,454**	56,684
Lease financing	**493**	501
	91,511	85,873
	312,570	250,339
Net unearned income	**(1,973)**	(2,677)
Consumer loans, net of unearned income	**$310,597**	$247,662
Corporate		
In U.S. offices		
Commercial and industrial (3)	**$ 35,780**	$ 32,431
Lease financing	**14,044**	17,679
Mortgage and real estate (2)	**2,573**	2,784
	52,397	52,894
In offices outside the U.S.		
Commercial and industrial (3)	**68,345**	73,512
Mortgage and real estate (2)	**1,885**	1,874
Loans to financial institutions	**8,583**	10,163
Lease financing	**4,414**	3,678
Governments and official institutions	**3,081**	4,033
	86,308	93,260
	138,705	146,154
Net unearned income	**(1,497)**	(2,422)
Corporate loans, net of unearned income	**$137,208**	$143,732

(1) Reclassified to conform to the 2002 presentation.
(2) Loans secured primarily by real estate.
(3) Includes loans not otherwise separately categorized.

Impaired loans are those on which Citigroup believes it is not probable that it will be able to collect all amounts due according to the contractual terms of the loan, excluding smaller-balance homogeneous loans that are evaluated collectively for impairment, and are carried on a cash-basis. Valuation allowances for these loans are estimated considering all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the loan's contractual effective rate, the secondary market value of the loan and the fair value of collateral. The following table presents information about impaired loans:

In millions of dollars at year-end	2002	2001[1]	2000
Impaired corporate loans	**$4,427**	$3,064	$1,847
Other impaired loans[2]	**633**	847	100
Total impaired loans	**$5,060**	$3,911	$1,947
Impaired loans with valuation allowances	**$3,951**	$3,500	$1,583
Total valuation allowances[3]	**1,069**	915	480
During the year			
Average balance of impaired loans	**$4,075**	$3,098	$1,858
Interest income recognized on impaired loans	**119**	98	97

(1) Reclassified to conform to the 2002 presentation.
(2) Primarily middle market loans managed by the consumer business in 2002 and 2001. Primarily commercial real estate loans related to community and private banking activities in 2000.
(3) Included in the allowance for credit losses.

12. ALLOWANCE FOR CREDIT LOSSES

In millions of dollars	2002	2001	2000
Allowance for credit losses at beginning of year	**$10,088**	$ 8,961	$8,853
Additions			
Consumer provision for credit losses	**7,154**	5,328	4,345
Corporate provision for credit losses	**2,841**	1,472	994
Total provision for credit losses	**9,995**	6,800	5,339
Deductions			
Consumer credit losses	**7,911**	6,245	5,352
Consumer credit recoveries	**(1,115)**	(853)	(929)
Net consumer credit losses	**6,796**	5,392	4,423
Corporate credit losses	**2,654**	2,043	906
Corporate credit recoveries[1]	**(448)**	(407)	(135)
Net corporate credit losses	**2,206**	1,636	771
Other, net[2]	**420**	1,355	(37)
Allowance for credit losses at end of year	**11,501**	10,088	8,961
Allowance for credit losses on letters of credit[3]	**167**	50	50
Total allowance for loans, leases, lending commitments and letters of credit	**$11,668**	$10,138	$9,011

(1) Includes amounts recorded under credit default swaps purchased from third parties.
(2) 2002 primarily includes the addition of $452 million of credit loss reserves related to the acquisition of GSB. 2001 primarily includes the addition of credit loss reserves related to the acquisitions of Banamex and EAB. 2000 also includes the addition of allowance for credit losses related to other acquisitions. All periods also include the impact of foreign currency translation.
(3) Represents additional reserves recorded as other liabilities on the balance sheet.

13. SECURITIZATION ACTIVITIES

Citigroup and its subsidiaries securitize primarily credit card receivables and mortgages. Other types of assets securitized include corporate debt securities, home equity loans, auto loans and student loans.

After securitizations of credit card receivables, the Company continues to maintain credit card customer account relationships and provides servicing for receivables transferred to the trusts. The Company also arranges for third parties to provide credit enhancement to the trusts, including cash collateral accounts, subordinated securities and letters of credit. As specified in certain of the sale agreements, the net revenue collected each month is accumulated up to a predetermined maximum amount, and is available over the remaining term of that transaction to make payments of yield, fees, and transaction costs in the event that net cash flows from the receivables are not sufficient. When the predetermined amount is reached, net revenue is passed directly to the Citigroup subsidiary that sold the receivables.

The Company provides a wide range of mortgage and other loan products to a diverse customer base. In connection with these loans, the Company may retain servicing rights which entitle the Company to a future stream of cash flows based on the outstanding principal balances of the loans and the contractual servicing fee. Failure to service the loans in accordance with contractual requirements may lead to a termination of the servicing rights and the loss of future servicing fees. In non-recourse servicing, the principal credit risk to the servicer is the cost of temporary advances of funds. In recourse servicing, the servicer agrees to share credit risk with the owner of the mortgage loans such as FNMA or FHLMC or with a private investor, insurer or guarantor. Losses on recourse servicing occur primarily when foreclosure sale proceeds of the property underlying a defaulted mortgage are less than the outstanding principal balance and accrued interest of the loan and the cost of holding and disposing of the underlying property.

The Company also originates and sells first mortgage loans in the ordinary course of its mortgage banking activities. The Company sells certain of these loans to the Government National Mortgage Association (GNMA) with the servicing rights retained. GNMA has the primary recourse obligation on the individual loans; however, GNMA's recourse obligation is capped at a fixed amount per loan. Any losses above that fixed amount are borne by Citigroup as the seller/servicer.

The following table summarizes certain cash flows received from and paid to securitization trusts during 2002, 2001 and 2000:

In billions of dollars	2002 Credit cards	2002 Mortgages	2002 Other[1]	2001 Credit cards	2001 Mortgages	2001 Other[1]	2000 Credit cards	2000 Mortgages	2000 Other[1]
Proceeds from new securitizations	**$ 15.3**	**$40.1**	**$10.0**	$ 22.7	$34.8	$6.4	$ 9.1	$16.5	$1.7
Proceeds from collections reinvested in new receivables	**130.9**	**—**	**—**	131.4	0.4	—	127.2	0.2	—
Servicing fees received	**1.2**	**0.3**	**—**	1.2	0.2	—	1.0	0.3	—
Cash flows received on retained interests and other net cash flows	**3.9**	**0.1**	**0.1**	3.6	0.2	0.2	2.8	0.3	—

(1) Other includes corporate debt securities, auto loans, student loans and other assets.

The Company recognized gains on securitizations of mortgages of $296 million, $271 million, and $79 million for 2002, 2001, and 2000, respectively. In 2002, the Company recorded net gains of $425 million related to the securitization of credit card receivables as a result of changes in estimates in the timing of revenue recognition on securitizations. Gains recognized on the securitization of other assets during 2002 and 2000 were $35 million and $93 million, respectively, and no gains were recognized in 2001.

Key assumptions used for credit cards, mortgages and other assets during 2002 in measuring the fair value of retained interests at the date of sale or securitization follow:

	Credit cards	Mortgages and other[1]
Discount rate	10.0%	1.0% to 49.0%
Constant prepayment rate	17.5%	3.0% to 51.0%
Anticipated net credit losses	5.6%	0.01% to 50.0%

(1) Other includes student loans and other assets.

As required by SFAS 140, the effect of two negative changes in each of the key assumptions used to determine the fair value of retained interests must be disclosed. The negative effect of each change in each assumption must be calculated independently, holding all other assumptions constant. Because the key assumptions may not in fact be independent, the net effect of simultaneous adverse changes in the key assumptions may be less than the sum of the individual effects shown below.

At December 31, 2002, the key assumptions used to value retained interests and the sensitivity of the fair value to adverse changes of 10% and 20% in each of the key assumptions were as follows:

Key assumptions at December 31, 2002	Discount rate	Constant prepayment rate	Anticipated net credit losses
Mortgages	2.0% to 49.0%	5.0% to 51.0%	0.04% to 50.0%
Credit cards	10.0%	14.7% to 17.5%	4.8% to 5.6%
Auto loans	11.0%	16.0% to 21.5%	8.4% to 13.0%
Manufactured housing loans	12.8%	10.5%	14.1%

In millions of dollars	December 31, 2002
Carrying value of retained interests	**$4,352**
Discount rate	
10%	**$ (130)**
20%	**$ (250)**
Constant prepayment rate	
10%	**$ (342)**
20%	**$ (622)**
Anticipated net credit losses	
10%	**$ (152)**
20%	**$ (303)**

Managed Loans

The Company continues to manage certain credit card portfolios after they have been securitized. The following table presents the total loan amounts managed, the portion of those portfolios securitized, and delinquencies (loans which are 90 days or more past due) at December 31, 2002 and 2001, and credit losses, net of recoveries, for 2002, 2001 and 2000.

In millions of dollars, except loans in billions	2002	2001
Managed credit card receivables		
Principal amounts, at period end		
Total managed	**$ 130.4**	$ 121.4
Securitized amounts	**(67.1)**	(67.0)
On-balance sheet[1]	**$ 63.3**	$ 54.4
Delinquencies, at period end		
Total managed	**$ 2,398**	$ 2,384
Securitized amounts	**(1,129)**	(1,268)
On-balance sheet[1]	**$ 1,269**	$ 1,116

Credit losses, net of recoveries, for the year ended December 31,	2002	2001	2000
Total managed	**$ 7,175**	$ 6,051	$ 4,367
Securitized amounts	**(3,760)**	(3,140)	(2,216)
On-balance sheet[1]	**$ 3,415**	$ 2,911	$ 2,151

(1) Includes loans held-for-sale.

Servicing Rights

The fair value of capitalized mortgage loan servicing rights was $1.6 billion and $1.2 billion at December 31, 2002 and 2001, respectively. The following table summarizes the changes in capitalized mortgage servicing rights (MSR):

In millions of dollars	**2002**	2001
Balance, beginning of period	**$ 1,173**	$1,069
Originations	**480**	366
Purchases	**1,280**	30
Amortization	**(229)**	(188)
Gain (loss) on change in value of MSRs	**87**	30
Provision for impairment (1)(2)	**(1,159)**	(134)
Balance, end of period	**$ 1,632**	$1,173

(1) The valuation allowance on capitalized MSRs was $1.3 billion, $153 million, $19 million, and $15 million at December 31, 2002, 2001, 2000 and 1999, respectively. Additionally, the provision for impairment was $4 million for 2000.

(2) The Company utilizes various financial instruments including swaps, option contracts, futures, principal only securities and forward rate agreements to manage and reduce its exposure to changes in the value of MSRs. The provision for impairment does not include the impact of these instruments which serve to protect the overall economic value of the MSRs.

Variable Interest Entities

FIN 46 introduces a new concept of a variable interest entity (VIE), which is defined as an entity (1) that has a total equity investment at risk that is not sufficient to finance its activities without additional subordinated financial support from other parties, or (2) where the group of equity owners does not have the ability to make significant decisions about the entity's activities through voting or similar rights, or the obligation to absorb the entity's expected losses, or the right to receive the entity's expected residual returns. FIN 46 exempts certain entities from its scope. These exemptions include: transferors to qualifying special-purpose entities (QSPEs) meeting the requirements of SFAS 140 and all other parties to a QSPE, unless those parties can unilaterally liquidate the QSPE or change the entity so that it no longer qualifies as a QSPE; investment companies registered under the Investment Company Act of 1940 (RIC) will not consolidate any entity that is not also a RIC; employee benefit plans accounted for under the SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits"; and separate accounts of life insurance entities. The Company's securitizations of credit card receivables, mortgage loans, home equity, auto and student loans use trust arrangements that meet the specified conditions of SFAS 140 to be considered QSPEs. Accordingly, these trusts are not subject to the provisions of FIN 46.

The Company is a party to numerous entities that may be considered to be VIEs. These include multi-seller finance companies, collateralized debt obligations (CDOs), structured finance transactions, and various investment funds. The Company acts as intermediary or agent for its corporate clients, assisting them in obtaining sources of liquidity, by selling the clients' trade receivables or other financial assets to a VIE.

The Company administers several third-party owned, special purpose, multi-seller finance companies (commercial paper conduits) that purchase pools of trade receivables, credit cards, and other financial assets from third-party clients of the Company. As administrator, the Company provides accounting, funding, and operations services to these conduits. The Company has no ownership interest in the conduits. The clients continue to service the transferred assets. The conduits' asset purchases are funded by issuing commercial paper and medium-term notes. Clients absorb the first losses of the conduit by providing collateral in the form of excess assets. The Company along with other financial institutions provides liquidity facilities, such as commercial paper backstop lines of credit to the conduits. The Company also provides second loss enhancement in the form of letters of credit and other guarantees. At December 31, 2002 and 2001, total assets of the conduits were $49 billion and $52 billion, respectively, and liabilities were $49 billion and $52 billion, respectively. In addition, the Company participates in providing liquidity backstop lines of credit to conduits administered by other financial institutions with assets totaling $2.9 billion at December 31, 2002.

The Company also securitizes clients' debt obligations in transactions involving SPEs that issue collateralized debt obligations (CDOs). A majority of the transactions are on behalf of clients where the Company first purchases the assets at the request of the clients and warehouses them until the securitization transaction is executed. Other CDOs are structured where the underlying debt obligations are purchased directly in the open market or from issuers. Some CDOs have static unmanaged portfolios of assets, while others have a more actively managed portfolio of financial assets. At December 31, 2002, assets of CDOs amounted to $17 billion. The Company receives fees for structuring and distributing the CDO securities to investors.

In addition to securitizations of mortgage loans originated by the Company, the Company also securitizes purchased mortgage loans, creating collateralized mortgage obligations (CMOs) and other mortgage-backed securities (MBSs) and distributes them to investors. Since January 1, 2000, the Company has organized 254 mortgage securitizations with assets of $241.3 billion at December 31, 2002. The trusts used in these securitizations meet the conditions of QSPEs and are, therefore, not considered to be VIEs.

Creation of Other Investment and Financing Products

The Company packages and securitizes assets purchased in the financial markets in order to create new security offerings for institutional and private bank clients as well as retail customers, including hedge funds, mutual funds, unit investment trusts, and other investment funds that match the clients' investment needs and preferences. The funds may be credit-enhanced by excess assets in the investment pool or by third-party insurers assuming the risks of the underlying assets, thus reducing the credit risk assumed by the investors and diversifying investors' risk to a pool of assets as compared with investments in individual assets. In a limited number of cases, the Company may guarantee the return of principal to investors. The Company typically manages the funds for market-rate fees. In addition, the Company may be one of several liquidity providers to the funds and may place the securities with investors. Many investment funds are organized as RICs, corporations or partnerships with sufficient capital to fund their operations without additional credit support. Accordingly, the Company expects that many of these funds will ultimately be determined not to be VIEs.

The Company has also established a number of investment funds as opportunities for qualified employees to invest in venture capital investments. The Company acts as investment manager to these funds and may provide employees with financing on both a recourse and non-recourse basis for a portion of the employees' investment commitments.

The Company also creates VIEs to facilitate financing transactions for clients. These transactions include leasing, capital structuring, and trust preferred entities. At December 31, 2002, such transactions involved VIEs with approximately $36.6 billion in assets.

The following table summarizes the Company's involvement in VIEs by business segment at December 31, 2002 both as direct participant or structurer:

Business Segments

In millions of dollars	No. of VIEs	Assets
Global Consumer		
Mortgages	2	$ 771
Other	4	1,027
Total (1)	**6**	**$ 1,798**
Global Corporate and Investment Bank		
Commercial paper conduits	11	$ 52,339
CDOs	44	16,265
Structured finance	681	72,959
Leasing	45	4,753
Other	652	36,080
Total (2)	**1,433**	**$182,396**
Global Investment Management		
Investment funds (3)	2,570	$226,762
Structured investment vehicles	18	47,884
Other	122	12,749
Total (4)	**2,710**	**$287,395**
Proprietary Investment Activities		
Investment funds	11	2,513
Other	10	656
Total (5)	**21**	**$ 3,169**
Total Citigroup	**4,170**	**$474,758**

(1) Global Consumer includes five VIEs with assets of $1.8 billion that are consolidated at December 31, 2002.
(2) Global Corporate and Investment Bank includes 482 VIEs with assets of $11.0 billion that are consolidated at December 31, 2002.
(3) Many investment funds are organized as RICs, corporations or partnerships with sufficient capital to fund their operations without additional credit support. Accordingly, the Company expects that many of these funds will ultimately be determined not to be VIEs.
(4) Global Investment Management includes three VIEs with assets of $3.0 billion that are consolidated at December 31, 2002.
(5) Proprietary Investment Activities includes two VIEs with assets of $0.8 billion that are consolidated at December 31, 2002.

Some of the Company's private equity subsidiaries may invest in venture capital entities that may also be subject to this interpretation and are not included in the table above. The Company may, along with other financial institutions, provide liquidity facilities, such as commercial paper backstop lines of credit to the VIEs. The Company may be a party to derivative contracts with VIEs, may provide second loss enhancement in the form of letters of credit and other guarantees to the VIEs, and may also have an ownership interest in certain VIEs. At December 31, 2002, the Company's maximum exposure to loss as a result of its involvement with VIEs is approximately $63 billion. For this purpose, maximum exposure is considered to be the notional amounts of credit lines, guarantees, other credit support, and liquidity facilities, the notional amounts of credit default swaps and certain total return swaps, and the amount invested where Citigroup has an ownership interest in the VIEs. In addition, the Company may be a party to other derivative contracts with VIEs. However, actual losses are not expected to be material. Exposures that are considered to be guarantees are also included in Note 28 to the Consolidated Financial Statements.

14. DEBT

Investment Banking and Brokerage Borrowings

Investment banking and brokerage borrowings and the corresponding weighted average interest rates at December 31 are as follows:

	2002		2001	
In millions of dollars	**Balance**	***Weighted average interest rate***	Balance	*Weighted average interest rate*
Commercial paper	**$18,293**	**1.4%**	$13,858	1.9%
Bank borrowings	**620**	**3.7%**	565	2.5%
Other	**2,440**	**6.4%**	2,057	6.2%
	$21,353		$16,480	

Investment banking and brokerage borrowings are short-term in nature and include commercial paper, bank borrowings and other borrowings used to finance the operations of Salomon Smith Barney Holdings Inc. (Salomon Smith Barney), including the securities settlement process. Outstanding bank borrowings include both U.S. dollar- and non-U.S. dollar-denominated loans. The non-U.S. dollar loans are denominated in various currencies including the Japanese yen, the Euro, and U.K. sterling. All of the commercial paper outstanding at December 31, 2002 and 2001 was U.S. dollar-denominated.

Salomon Smith Barney has a $5.0 billion 364-day committed uncollateralized revolving line of credit with unaffiliated banks. Commitments to lend under this facility terminate in May 2003. Any borrowings under this facility would mature in May 2005. Salomon Smith Barney also has a $100 million 364-day facility with an unaffiliated bank that extends through June 2003, with any borrowings under this facility maturing in June 2004 and a $100 million 364-day facility that extends through December 2003. Salomon Smith Barney may borrow under these revolving credit facilities at various interest rate options (LIBOR or base rate) and compensates the banks for the facilities through facility fees. At December 31, 2002, there were no outstanding borrowings under these facilities. Salomon Smith Barney also has committed long-term financing facilities with unaffiliated banks. At December 31, 2002, Salomon Smith Barney had drawn down the full $1.7 billion then available under these facilities. A bank can terminate its facility by giving Salomon Smith Barney prior notice (generally one year).

Under all of these facilities, Salomon Smith Barney is required to maintain a certain level of consolidated adjusted net worth (as defined in the agreements). At December 31, 2002, this requirement was exceeded by approximately $4.8 billion. In addition, Salomon Smith Barney also has substantial borrowing arrangements consisting of facilities that it has been advised are available, but where no contractual lending obligation exists. These arrangements are reviewed on an on-going basis to insure flexibility in meeting Salomon Smith Barney's short-term requirements.

Short-Term Borrowings

At December 31, short-term borrowings consisted of commercial paper and other borrowings with weighted average interest rates as follows:

	2002		2001	
In millions of dollars	Balance	Weighted average	Balance	Weighted average
Commercial paper				
Citigroup	$ 367	1.18%	$ 481	1.84%
Citicorp and Subsidiaries	16,487	1.57%	12,215	1.99%
	16,854		12,696	
Other borrowings	13,775	3.07%	11,765	3.44%
	$30,629		$24,461	

Citigroup, Citicorp and certain other subsidiaries issue commercial paper directly to investors. Citigroup and Citicorp, both of which are bank holding companies, maintain combined liquidity reserves of cash, securities, and unused bank lines of credit to support their combined outstanding commercial paper.

Borrowings under bank lines of credit may be at interest rates based on LIBOR, CD rates, the prime rate or bids submitted by the banks. Each company pays its banks commitment fees for its lines of credit.

Citicorp, Salomon Smith Barney, and some of their nonbank subsidiaries have credit facilities with Citicorp's subsidiary banks, including Citibank, N.A. Borrowings under these facilities must be secured in accordance with Section 23A of the Federal Reserve Act.

Citigroup has unutilized bilateral committed revolving credit facilities in the amount of $2.5 billion that expire on various dates in 2003. Under these facilities the Company is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreements). The Company exceeded this requirement by approximately $62 billion at December 31, 2002.

Associates, a subsidiary of Citicorp, had a combination of unutilized credit facilities of $4.5 billion as of December 31, 2002, which have maturities ranging from 2003 to 2005. All of these facilities are guaranteed by Citicorp. In connection with the facilities, Citicorp is required to maintain a certain level of consolidated stockholder's equity (as defined in the agreements). At December 31, 2002, this requirement was exceeded by approximately $59 billion. Citicorp has also guaranteed various other debt obligations of Associates and CitiFinancial Credit Company (CCC), an indirect subsidiary of Citicorp.

Long-Term Debt

In millions of dollars	Weighted average coupon	Maturities	2002	2001
Citigroup Inc.				
Senior notes (1)	4.99%	2003-2030	$ 37,607	$ 30,544
Subordinated notes	6.58%	2010-2032	6,750	4,250
Citicorp and Subsidiaries				
Senior notes	4.86%	2003-2037	47,551	52,965
Subordinated notes	6.72%	2003-2035	6,132	6,663
Salomon Smith Barney Holdings Inc.				
Senior notes (2)	3.88%	2003-2097	28,876	26,813
Travelers Insurance Company (3)		2014	11	—
Travelers Insurance Group Holdings Inc. (4)				
Senior notes			—	380
Travelers Property Casualty Corp. (4)			—	16
Senior notes			114,034	110,702
Subordinated notes			12,882	10,913
Other			11	16
Total			$126,927	$121,631

(1) Also includes $250 million of notes maturing in 2098.
(2) Also includes subordinated debt of $103 million and $124 million at December 31, 2002 and December 31, 2001, respectively.
(3) Principally 12% GNMA/FNMA-collateralized obligations.
(4) See Note 4 to the Consolidated Financial Statements.

The Company issues both U.S. dollar- and non-U.S. dollar-denominated fixed and variable rate debt. The Company utilizes derivative contracts, primarily interest rate swaps, to effectively convert a portion of its fixed rate debt to variable rate debt and variable rate debt to fixed rate debt. The maturity structure of the derivatives generally corresponds with the maturity structure of the debt being hedged. At December 31, 2002, the Company's overall weighted average interest rate for long-term debt was 4.86% on a contractual basis and 4.43% including the effects of derivative contracts. In addition, the Company utilizes other derivative contracts to manage the foreign exchange impact of certain debt issuances.

Aggregate annual maturities on long-term debt obligations (based on final maturity dates) are as follows:

In millions of dollars	2003	2004	2005	2006	2007	Thereafter
Citigroup Inc.	$ 4,500	$ 8,604	$ 7,006	$4,543	$3,811	$15,893
Citicorp and Subsidiaries	21,091	10,496	7,466	2,483	2,487	9,660
Salomon Smith Barney Holdings Inc.	8,638	9,582	3,194	2,425	1,235	3,802
Travelers Insurance Company	—	—	—	—	—	11
	$34,229	$28,682	$17,666	$9,451	$7,533	$29,366

15. INSURANCE POLICY AND CLAIMS RESERVES

At December 31, insurance policy and claims reserves consisted of the following:

In millions of dollars	2002	2001
Benefits and loss reserves		
Property-casualty (1)(2)	$ 1,759	$29,792
Life and annuity	11,475	10,987
Accident and health	1,505	1,271
Unearned premiums (2)	899	6,681
Policy and contract claims	712	563
	$16,350	$49,294

(1) Included at December 31, 2001 were $1.4 billion of reserves related to workers' compensation that have been discounted using an interest rate of 5%.
(2) The decline from 2001 is primarily attributable to discontinued operations. See Note 4 to Consolidated Financial Statements.

16. REINSURANCE

The Company's insurance operations participate in reinsurance in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and effect business-sharing arrangements. Life reinsurance is accomplished through various plans of reinsurance, primarily coinsurance, modified coinsurance and yearly renewable term. Reinsurance ceded arrangements do not discharge the insurance subsidiaries as the primary insurer, except for cases involving a novation.

Reinsurance amounts included in the Consolidated Statement of Income for the years ended December 31 were as follows:

In millions of dollars	Gross amount	Ceded	Net amount
2002			
Premiums			
Property-casualty insurance	$ 368	$ (88)	$ 280
Life insurance	3,212	(330)	2,882
Accident and health insurance	490	(242)	248
	$4,070	$(660)	$3,410
Claims incurred	$3,005	$(790)	$2,215
2001			
Premiums			
Property-casualty insurance	$ 460	$ (17)	$ 443
Life insurance	3,124	(343)	2,781
Accident and health insurance	505	(279)	226
	$4,089	$(639)	$3,450
Claims incurred	$3,050	$(664)	$2,386
2000			
Premiums			
Property-casualty insurance	$ 808	$(105)	$ 703
Life insurance	2,550	(332)	2,218
Accident and health insurance	530	(215)	315
	$3,888	$(652)	$3,236
Claims incurred	$2,470	$(527)	$1,943

Reinsurance recoverables, net of valuation allowance, at December 31 include amounts recoverable on unpaid and paid losses and were as follows:

In millions of dollars	2002	2001
Life business	$1,027	$ 2,283
Property-casualty business		
Pools and associations	1,760	2,082
Other reinsurance	1,569	8,008
Total	$4,356	$12,373

17. RESTRUCTURING- AND MERGER-RELATED ITEMS

In millions of dollars	2002	2001	2000
Restructuring charges	$ 65	$446	$536
Changes in estimates	(88)	(53)	(65)
Accelerated depreciation	8	61	68
Total restructuring-related items	(15)	454	539
Merger-related items	—	—	177
Total restructuring- and merger-related items	$(15)	$454	$716

During 2002, Citigroup recorded restructuring charges of $65 million. Of the $65 million, $42 million related to the downsizing of Global Consumer and GCIB operations in Argentina, and $23 million related to the acquisition of GSB and the integration of its operations within the Global Consumer business. These restructuring charges were expensed and are included in "Restructuring- and merger-related items" in the Consolidated Statement of Income. In addition, a restructuring reserve of $186 million was recognized as a liability in the purchase price allocation of GSB related to the integration of operations and operating platforms. These restructuring initiatives are expected to be implemented over the next year. The 2002 reserves included $150 million related to employee severance and $101 million related to exiting leasehold and other contractual obligations.

The 2002 reserves included $108 million of employee severance related to the GSB acquisition reflecting the cost of eliminating approximately 2,700 positions in Citigroup's Global Consumer business in the U.S.

The 2002 restructuring reserve utilization of $68 million related to severance costs which were paid in cash. Through December 31, 2002, approximately 100 gross staff positions have been eliminated in connection with the GSB acquisition.

During 2001, Citigroup recorded restructuring charges of $448 million, including $2 million related to discontinued operations. Of the $448 million, $319 million related to the downsizing of certain functions in the GCIB and Global Consumer businesses in order to align their cost structures with current market conditions and $129 million related to the acquisition of Banamex and the integration of its operations. In addition, a restructuring reserve of $112 million was recorded in connection with the acquisition of Banamex and recognized as a liability in the purchase price allocation of Banamex. The total Banamex reserves of $241 million include costs related to downsizing the reconfiguration of branch operations in Mexico, and the integration of operations and operating platforms. These restructuring initiatives are in process. The reserves included $423 million related to employee severance, $72 million related to exiting leasehold and other contractual obligations, and $65 million of asset impairment charges.

The $423 million related to employee severance reflects the cost of eliminating approximately 12,500 positions, including 4,200 in Citigroup's Global Consumer business and 3,600 in Banamex related to the acquisition, and 1,300 in the Global Consumer business and 3,400 in the GCIB business related to other restructuring initiatives. Approximately 3,200 of these positions were in the United States.

The 2001 restructuring reserve utilization included $65 million of asset impairment charges as well as $403 million of severance and other costs (of which $329 million of employee severance and $34 million of leasehold and other exit costs have been paid in cash and $40 million is legally obligated), together with translation effects. Through December 31, 2002, approximately 12,750 gross staff positions have been eliminated under these programs.

During 2000, Citigroup recorded restructuring charges of $579 million (including $43 million related to discontinued operations), primarily consisting of exit costs related to the acquisition of Associates. The charges included $241 million related to employee severance, $154 million related to exiting leasehold and other contractual obligations, and $184 million of asset impairment charges.

Of the $579 million charge, $474 million related to the acquisition of Associates included the reconfiguration of certain branch operations, the exit from non-strategic businesses and from activities as mandated by Federal bank regulations, and the consolidation and integration of corporate, middle and back office functions. In the Global Consumer business, $51 million includes the reconfiguration of certain branch operations outside the U.S. and the downsizing and consolidation of certain back office functions in the U.S. Approximately $440 million of the $579 million charge related to operations in the United States.

The $241 million portion of the charge related to employee severance reflects the costs of eliminating approximately 5,800 positions, including approximately 4,600 in Associates and 700 in the Global Consumer business. Approximately 5,000 of these positions were in the United States. In 2000, an additional reserve of $23 million was recorded, $20 million of which related to the elimination of 1,600 non-U.S. positions of an acquired entity.

As of December 31, 2002, the 2000 restructuring reserve was fully utilized, including $184 million of asset impairment charges and $365 million of severance and other exit costs (of which $192 million of employee severance and $136 million of leasehold and other exit costs have been paid in cash and $37 million is legally obligated), together with translation effects. Through December 31, 2002, approximately 6,650 staff positions were eliminated under these programs.

During 2000, the Company also recorded $177 million of merger-related costs which included legal, advisory, and SEC filing fees, as well as other costs of administratively closing the acquisition of Associates.

The implementation of these restructuring initiatives also caused certain related premises and equipment assets to become redundant. The remaining depreciable lives of these assets were shortened, and accelerated depreciation charges (in addition to normal scheduled depreciation on those assets) of $8 million, $61 million and $68 million were recognized in 2002, 2001 and 2000, respectively.

The status of the 2002, 2001, and 2000 restructuring initiatives is summarized in the following table:

Restructuring Reserve Activity

	Restructuring Initiatives		
In millions of dollars	**2002**	2001	2000
Original charges (1)	**$ 65**	$ 448	$ 579
Acquisitions during: (2)			
2002	**186**	—	—
2001	**—**	112	—
2000	**—**	—	23
	186	112	23
Utilization during: (3)			
2002	**(68)**	(116)	(63)
2001	**—**	(352)	(231)
2000	**—**	—	(255)
	(68)	(468)	(549)
Other	**(2)**	(45)	(53)
Reserve balance at December 31, 2002	**$ 181**	$ 47	$ —

(1) Includes restructuring charges of $2 million and $43 million related to discontinued operations in 2001 and 2000, respectively. See Note 4 to the Consolidated Financial Statements.
(2) Represents additions to restructuring liabilities arising from acquisitions.
(3) Utilization amounts include translation effects on the restructuring reserve.

Changes in estimates are attributable to facts and circumstances arising subsequent to an original restructuring charge. Changes in estimates attributable to lower than anticipated costs of implementing certain projects and a reduction in the scope of certain initiatives during 2002 resulted in the reduction of the reserve for 2002 restructuring initiatives of $2 million, 2001 restructuring initiatives of $27 million, and a $24 million reduction in the reserve for 2000 initiatives. In addition, during 2002, changes in estimates resulted in the reduction of reserves for prior-period initiatives of $35 million. During 2001, changes in estimates resulted in the reduction of the reserve for 2001 restructuring initiatives of $18 million, a reduction of $29 million for 2000 restructuring initiatives and a reduction of $6 million for prior restructuring initiatives. During 2000, changes in estimates resulted in reductions in the reserve for 1998 restructuring initiatives of $65 million.

18. INCOME TAXES

In millions of dollars	2002	2001	2000
Current			
Federal	**$4,158**	$3,342	$2,981
Foreign	**2,454**	2,476	2,284
State	**590**	382	392
	7,202	6,200	5,657
Deferred			
Federal	**(326)**	746	1,064
Foreign	**159**	98	197
State	**(37)**	159	109
	(204)	1,003	1,370
Provision for income tax on continuing operations before minority interest[(1)]	**6,998**	7,203	7,027
Provision for income tax on discontinued operations	**360**	323	498
Provision (benefit) for income taxes on cumulative effect of accounting changes	**(14)**	(93)	—
Income tax expense (benefit) reported in stockholders' equity related to:			
Foreign currency translation	**(1,071)**	(252)	(108)
Securities available-for-sale	**548**	(71)	(259)
Employee stock plans	**(381)**	(674)	(1,400)
Cash flow hedges	**575**	105	—
Other	**(26)**	—	(24)
Income taxes before minority interest	**$6,989**	$6,541	$5,734

(1) Includes the effect of securities transactions resulting in a provision of ($170) million in 2002, $83 million in 2001, and $266 million in 2000.

The reconciliation of the federal statutory income tax rate to the Company's effective income tax rate applicable to income from continuing operations (before minority interest and the cumulative effect of accounting changes) for the years ended December 31 was as follows:

	2002	2001	2000
Federal statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**1.8%**	1.6%	1.7%
Foreign income tax rate differential	**(2.1)%**	(0.7)%	(0.2)%
Other, net	**(0.6)%**	(0.8)%	(0.1)%
Effective income tax rate	**34.1%**	35.1%	36.4%

Deferred income taxes at December 31 related to the following:

In millions of dollars	2002	2001
Deferred tax assets		
Credit loss deduction	**$3,931**	$ 4,197
Differences in computing policy reserves	**480**	1,787
Unremitted foreign earnings	**163**	—
Deferred compensation	**1,157**	1,413
Employee benefits	**528**	1,108
Restructuring and settlement reserves	**774**	222
Interest-related items	**388**	379
Foreign and state loss carryforwards	**223**	290
Other deferred tax assets	**1,781**	1,205
Gross deferred tax assets	**9,425**	10,601
Valuation allowance	**212**	200
Deferred tax assets after valuation allowance	**9,213**	10,401
Deferred tax liabilities		
Unremitted foreign earnings	**—**	(37)
Investments	**(1,958)**	(978)
Deferred policy acquisition costs and value of insurance in force	**(1,111)**	(1,248)
Leases	**(2,400)**	(1,792)
Fixed assets	**(556)**	(494)
Intangibles	**(697)**	(769)
Other deferred tax liabilities	**(344)**	(1,203)
Gross deferred tax liabilities	**(7,066)**	(6,521)
Net deferred tax asset	**$2,147**	$ 3,880

Foreign pretax earnings approximated $8.7 billion in 2002, $8.1 billion in 2001, and $6.8 billion in 2000. As a U.S. corporation, Citigroup is subject to U.S. taxation currently on all foreign pretax earnings earned by a foreign branch. Pretax earnings of a foreign subsidiary or affiliate are subject to U.S. taxation when effectively repatriated. The Company provides income taxes on the undistributed earnings of non-U.S. subsidiaries except to the extent that such earnings are indefinitely invested outside the United States. At December 31, 2002, $3.2 billion of accumulated undistributed earnings of non-U.S. subsidiaries was indefinitely invested. At the existing U.S. federal income tax rate, additional taxes of $1.0 billion would have to be provided if such earnings were remitted. The current year's effect on the income tax expense from continuing operations is shown in the reconciliation of the federal statutory rate to the Company's effective income tax rate above.

Income taxes are not provided for on the Company's life insurance subsidiaries' "policyholders' surplus account" because under current U.S. tax rules such taxes will become payable only to the extent such amounts are distributed as a dividend or exceed limits prescribed by federal law. Distributions are not contemplated from this account, which aggregated $982 million (subject to a tax of $344 million) at December 31, 2002.

Income taxes are not provided for on the Company's "savings bank base year bad debt reserves" because under current U.S. tax rules such taxes will become payable only to the extent such amounts are distributed in excess of limits prescribed by federal law. At December 31, 2002, the amount of the base year reserves totaled approximately $358 million (subject to a tax of $125 million).

The 2002 net change in the valuation allowance related to deferred tax assets was an increase of $12 million, primarily relating to foreign tax credit carryforwards. The valuation allowance of $212 million at December 31,

2002 is primarily related to specific state, local, and foreign tax carryforwards or tax law restrictions on benefit recognition in the U.S. federal tax return and in the above jurisdictions.

Management believes that the realization of the recognized net deferred tax asset of $2.147 billion is more likely than not based on existing carryback ability and expectations as to future taxable income. The Company has reported pretax financial statement income from continuing operations of approximately $20 billion, on average, over the last three years and has generated federal taxable income exceeding $13 billion, on average, each year during this same period.

19. MANDATORILY REDEEMABLE SECURITIES OF SUBSIDIARY TRUSTS

The Company formed statutory business trusts under the laws of the state of Delaware, which exist for the exclusive purposes of (i) issuing Trust Securities representing undivided beneficial interests in the assets of the Trust; (ii) investing the gross proceeds of the Trust securities in junior subordinated deferrable interest debentures (subordinated debentures) of its parent; and (iii) engaging in only those activities necessary or incidental thereto. Upon approval from the Federal Reserve, Citigroup has the right to redeem these securities. These subordinated debentures and the related income effects are eliminated in the Consolidated Financial Statements. Distributions on the mandatorily redeemable securities of subsidiary trusts below have been classified as interest expense in the Consolidated Statement of Income.

The following table summarizes the financial structure of each of the Company's subsidiary trusts at December 31, 2002:

Trust securities with distributions guaranteed by	Issuance date	Securities issued	Liquidation value[1]	Coupon rate	Common shares issued to parent	Junior subordinated debentures owned by trust: Amount	Maturity	Redeemable by issuer beginning
In millions of dollars								
Citigroup:								
Citigroup Capital II	Dec. 1996	400,000	$ 400	7.750%	12,372	$ 412	Dec. 1, 2036	Dec. 1, 2006
Citigroup Capital III	Dec. 1996	200,000	200	7.625%	6,186	206	Dec. 1, 2036	Not redeemable
Citigroup Capital IV	Jan. 1998	8,000,000	200	6.850%	247,440	206	Jan. 22, 2038	Jan. 22, 2003
Citigroup Capital V	Nov. 1998	20,000,000	500	7.000%	618,557	515	Nov. 15, 2028	Nov. 15, 2003
Citigroup Capital VI	Mar. 1999	24,000,000	600	6.875%	742,269	619	Mar. 15, 2029	Mar. 15, 2004
Citigroup Capital VII	July 2001	46,000,000	1,150	7.125%	1,422,681	1,186	July 31, 2031	July 31, 2006
Citigroup Capital VIII	Sept. 2001	56,000,000	1,400	6.950%	1,731,959	1,443	Sept. 15, 2031	Sept. 17, 2006
Total parent obligated			**$4,450**					
Subsidiaries:								
SSBH Capital I	Jan. 1998	16,000,000	$ 400	7.200%	494,880	$ 412	Jan. 28, 2038	Jan. 28, 2003
Citicorp Capital I	Dec. 1996	300,000	300	7.933%	9,000	309	Feb. 15, 2027	Feb. 15, 2007
Citicorp Capital II	Jan. 1997	450,000	450	8.015%	13,500	464	Feb. 15, 2027	Feb. 15, 2007
Citicorp Capital III	June 1998	9,000,000	225	7.100%	270,000	232	Aug. 15, 2028	Aug. 15, 2003
Total subsidiary obligated			**$1,375**					

(1) Mandatorily Redeemable Securities of Subsidiary Trusts at December 31, 2002 are recorded on the balance sheet at fair value. Carrying value includes adjustments of $207 million and $120 million related to hedges on certain parent obligated and subsidiary obligated trust securities, respectively.

In each case, the coupon rate on the debentures is the same as that on the trust securities. Distributions on the trust securities and interest on the debentures are payable quarterly, except for Citigroup Capital II and III and Citicorp Capital I and II, on which distributions are payable semiannually.

20. PREFERRED STOCK AND STOCKHOLDERS' EQUITY

Perpetual Preferred Stock

The following table sets forth the Company's perpetual preferred stock outstanding at December 31:

	Rate	Redeemable, in whole or in part on or after(1)	Redemption price per share(2)	Number of shares	Carrying value (in millions of dollars) 2002	2001
Series F(3)(4)	6.365%	June 16, 2007	$250	1,600,000	$ 400	$ 400
Series G(3)(4)	6.213%	July 11, 2007	$250	800,000	200	200
Series H(3)	6.231%	September 8, 2007	$250	800,000	200	200
Series M(3)	5.864%	October 8, 2007	$250	800,000	200	200
Series Q(4)(5)	Adjustable	May 31, 1999	$250	700,000	175	175
Series R(4)	Adjustable	August 31, 1999	$250	400,000	100	100
Series U(4)	7.750%	May 15, 2000	$250	500,000	—	125
Series V(4)	Fixed/Adjustable	February 15, 2006	$500	250,000	125	125
					$1,400	$1,525

(1) Under various circumstances, the Company may redeem certain series of preferred stock at times other than described above.
(2) Liquidation preference per share equals redemption price per share.
(3) Issued as depositary shares, each representing a one-fifth interest in a share of the corresponding series of preferred stock.
(4) Shares previously held by affiliates in 2001 have been subsequently traded on the open market to third parties during the third quarter of 2001.
(5) Issued as depositary shares, each representing a one-tenth interest in a share of the corresponding series of preferred stock.

All dividends on the Company's perpetual preferred stock are payable quarterly and are cumulative.

Dividends on the Series V preferred stock are payable at 5.86% through February 15, 2006, and thereafter at rates determined quarterly by a formula based on certain interest rate indices, subject to a minimum rate of 6% and a maximum rate of 12%. The rate of dividends on the Series V preferred stock is subject to adjustment based upon the applicable percentage of the dividends received deduction.

Regulatory Capital

Citigroup and Citicorp are subject to risk-based capital and leverage guidelines issued by the Board of Governors of the Federal Reserve System (FRB), and their U.S. insured depository institution subsidiaries, including Citibank, N.A., are subject to similar guidelines issued by their respective primary regulators. These guidelines are used to evaluate capital adequacy and include the required minimums shown in the following table.

The regulatory agencies are required by law to take specific prompt actions with respect to institutions that do not meet minimum capital standards. As of December 31, 2002 and 2001, all of Citigroup's U.S. insured subsidiary depository institutions were "well capitalized." At December 31, 2002, regulatory capital as set forth in guidelines issued by the U.S. Federal bank regulators is as follows:

In millions of dollars	Required minimum	Well-capitalized minimum	Citigroup	Citicorp	Citibank, N.A.
Tier 1 capital			$59,012	$45,282	$33,420
Total capital(1)			78,317	68,699	50,024
Tier 1 capital ratio	4.0%	6.0%	8.47%	8.11%	8.40%
Total capital ratio(1)	8.0%	10.0%	11.25%	12.31%	12.58%
Leverage ratio(2)	3.0%	5.0%	5.49%	6.82%	7.00%

(1) Total capital includes Tier 1 and Tier 2.
(2) Tier 1 capital divided by adjusted average assets.

There are various legal limitations on the extent to which Citigroup's banking subsidiaries may pay dividends to their parents. Citigroup's national and state-chartered bank subsidiaries can declare dividends to their respective parent companies in 2003, without regulatory approval, of approximately $6.4 billion adjusted by the effect of their net income (loss) for 2003 up to the date of any such dividend declaration. In determining whether and to what extent to pay dividends, each bank subsidiary must also consider the effect of dividend payments on applicable risk-based capital and leverage ratio requirements as well as policy statements of the Federal regulatory agencies that indicate that banking organizations should generally pay dividends out of current operating earnings. Consistent with these considerations, Citigroup estimates that its bank subsidiaries can distribute dividends to Citigroup of approximately $5.4 billion of the available $6.4 billion, adjusted by the effect of their net income (loss) up to the date of any such dividend declaration.

TIC is subject to various regulatory restrictions that limit the maximum amount of dividends available to its parent without prior approval of the Connecticut Insurance Department. A maximum of $966 million of statutory surplus is available by the end of the year 2002 for such dividends without the prior approval of the Connecticut Insurance Department.

Certain of the Company's U.S. and non-U.S. broker/dealer subsidiaries are subject to various securities and commodities regulations and capital adequacy requirements promulgated by the regulatory and exchange authorities of the countries in which they operate. The principal regulated subsidiaries, their net capital requirement or equivalent and excess over the minimum requirement as of December 31, 2002 are as follows:

Subsidiary	Jurisdiction	Net capital or equivalent	Excess over minimum requirement
In millions of dollars			
Salomon Smith Barney Inc.	U.S. Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1)	$3,832	$3,444
Salomon Brothers International Limited	United Kingdom's Securities and Futures Authority	3,154	587

21. CHANGES IN EQUITY FROM NONOWNER SOURCES

Changes in each component of "Accumulated Other Changes in Equity from Nonowner Sources" for the three-year period ended December 31, 2002 are as follows:

In millions of dollars	Net unrealized gains on investment securities	Foreign currency translation adjustment	Cash flow hedges	Accumulated other changes in equity from nonowner sources
Balance, January 1, 2000	$1,647	$ (492)	$ —	$ 1,155
Unrealized losses on investment securities, after-tax of ($23)[1]	(150)	—	—	(150)
Less: Reclassification adjustment for gains included in net income, after-tax of ($282)[1]	(524)	—	—	(524)
Foreign currency translation adjustment, after-tax of ($108)	—	(358)	—	(358)
Change	(674)	(358)	—	(1,032)
Balance, December 31, 2000	973	(850)	—	123
Cumulative effect of accounting changes, after-tax of $70[2]	101	20	(3)	118
Unrealized gains on investment securities, after-tax of $71[3]	154	—	—	154
Less: Reclassification adjustment for gains included in net income, after-tax of ($202)[3]	(376)	—	—	(376)
Foreign currency translation adjustment, after-tax of ($263)[4]	—	(1,034)	—	(1,034)
Cash flow hedges, after-tax of $106	—	—	171	171
Change	(121)	(1,014)	168	(967)
Balance, December 31, 2001	852	(1,864)	168	(844)
Unrealized gains on investment securities, after-tax of $376[5]	792	—	—	792
Add: Reclassification adjustment for losses included in net income, after-tax of $172[5]	313	—	—	313
Foreign currency translation adjustment, after-tax of ($1,071)[6]	—	(1,528)	—	(1,528)
Cash flow hedges, after-tax of $575	—	—	1,074	1,074
Current period change	1,105	(1,528)	1,074	651
Balance, December 31, 2002	**$1,957**	**$(3,392)**	**$1,242**	**$ (193)**

(1) Primarily reflects the impact of declining equity markets and realized gains resulting from the sale of securities offset by the impact of declining interest rates on fixed income securities.
(2) Refers to the 2001 first quarter adoption of SFAS 133 and the 2001 second quarter adoption of EITF 99-20.
(3) Primarily reflects an increase in the investment portfolio due to the acquisition of Banamex offset by realized gains resulting from the sale of securities.
(4) Primarily reflects the after-tax impact of the amortization of forward points on foreign currency contracts as a result of the adoption of SFAS 133, weakening of currencies in Latin America, CEEMEA and Europe against the U.S. dollar, partially offset by the strengthening of the yen against the U.S. dollar.
(5) Primarily reflects the impact of a declining interest rate yield curve on fixed income securities and realized losses resulting from the sale of securities offset by the distribution of TPC.
(6) Primarily reflects the $595 million after-tax impact of translating Argentina's net assets into the U.S. dollar equivalent and the decline in the Mexican peso against the U.S. dollar. As a result of government actions in Argentina, which began in the fourth quarter of 2001 and continues, the functional currency of the Argentine branch and subsidiaries was changed in the 2002 first quarter from the U.S. dollar to the Argentine peso.

22. EARNINGS PER SHARE

The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computations for the years ended December 31:

In millions of dollars, except per share amounts	**2002**	2001	2000
Income from continuing operations before cumulative effect of accounting changes	**$13,448**	$13,229	$12,231
Discontinued operations	**1,875**	1,055	1,288
Cumulative effect of accounting changes	**(47)**	(158)	—
Preferred dividends	**(83)**	(110)	(116)
Income available to common stockholders for basic EPS	**15,193**	14,016	13,403
Effect of dilutive securities	**—**	—	—
Income available to common stockholders for diluted EPS	**$15,193**	$14,016	$13,403
Weighted average common shares outstanding applicable to basic EPS	**5,078.0**	5,031.7	4,977.0
Effect of dilutive securities:			
Options	**47.4**	81.6	110.9
Restricted stock	**39.7**	32.6	33.2
Convertible securities	**1.1**	1.1	1.1
Adjusted weighted average common shares outstanding applicable to diluted EPS	**5,166.2**	5,147.0	5,122.2
Basic earnings per share			
Income from continuing operations before cumulative effect of accounting changes	**$ 2.63**	$ 2.61	$ 2.43
Discontinued operations	**0.37**	0.21	0.26
Cumulative effect of accounting changes	**(0.01)**	(0.03)	—
Net income	**$ 2.99**	$ 2.79	$ 2.69
Diluted earnings per share			
Income from continuing operations before cumulative effect of accounting changes	**$ 2.59**	$ 2.55	$ 2.37
Discontinued operations	**0.36**	0.20	0.25
Cumulative effect of accounting changes	**(0.01)**	(0.03)	—
Net income	**$ 2.94**	$ 2.72	$ 2.62

During 2002, 2001 and 2000, weighted average options of 223.6 million shares, 100.1 million shares and 28.1 million shares with weighted average exercise prices of $44.79 per share, $52.76 per share, and $58.32 per share, respectively, were excluded from the computation of diluted EPS because the options' exercise price was greater than the average market price of the Company's common stock.

23. INCENTIVE PLANS

The Company has adopted a number of equity compensation plans under which it administers stock options, restricted/deferred stock and stock purchase programs to attract, retain and motivate officers and employees, to compensate them for their contributions to the growth and profits of the Company, and to encourage employee stock ownership. All of the plans are administered by the Personnel and Compensation Committee of the Citigroup Board of Directors, which is comprised entirely of independent non-employee directors. At December 31, 2002, approximately 467 million shares were authorized for grant under Citigroup's stock incentive plans.

Stock Option Programs

The Company has a number of stock option programs for its officers and employees. Options are granted at the fair market value of Citigroup common stock at the time of grant for a period of ten years. Generally, Citigroup options, including options granted under Travelers predecessor plans and options granted since the date of the merger, vest at a rate of 20% per year, with the first vesting date generally occurring twelve to eighteen months following the grant date. Generally, 50% of the options granted under Citicorp predecessor plans prior to the merger were exercisable beginning on the third anniversary and 50% beginning on the fourth anniversary of the date of grant. Options granted under Associates predecessor plans vested in 2001 at the time of the merger with Citigroup. Certain options granted prior to January 1, 2003 permit an employee exercising an option under certain conditions to be granted new options (reload options) in an amount equal to the number of common shares used to satisfy the exercise price and the withholding taxes due upon exercise. The reload options are granted for the remaining term of the related original option and vest after six months.

To further encourage employee stock ownership, the Company's eligible employees participate in WealthBuilder, Citibuilder, or the Citigroup Ownership stock option programs. Options granted under the WealthBuilder and the Citigroup Ownership program vest over a five-year period, whereas options granted under the CitiBuilder program vest after five years. These options do not have a reload feature.

At the time of the TPC distribution, the number of options and exercise prices for Citigroup employees were proportionately adjusted, as permitted under generally accepted accounting principles, to restore the option holders' positions for the decline in the Company's stock price that resulted from the distribution. Citigroup options held by option holders who became TPC employees were exchanged for TPC options with terms and amounts that maintained the option holders' positions. Accordingly, all option amounts in the following tables have been appropriately adjusted.

Information with respect to stock option activity under Citigroup stock option plans for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002		2001		2000	
	Options	**Weighted average exercise price**	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	**390,732,697**	**$33.74**	399,444,963	$28.49	404,306,986	$22.09
Granted-original	**79,876,755**	**40.35**	61,508,311	49.22	92,517,493	40.64
Granted-reload	**10,248,798**	**40.94**	14,641,679	46.62	61,798,369	46.17
Forfeited or exchanged [1]	**(49,735,340)**	**35.70**	(21,763,582)	31.47	(21,924,885)	25.41
Expired	**(10,021,156)**	**48.51**	(1,336,850)	44.45	(239,641)	13.52
Exercised	**(40,827,143)**	**20.99**	(61,761,824)	21.56	(137,013,359)	24.38
Outstanding, end of year	**380,274,611**	**$36.09**	390,732,697	$33.74	399,444,963	$28.49
Exercisable at year-end	**192,109,773**		176,128,643		126,874,353	

(1) Includes 29.4 million options in 2002 that were exchanged for TPC options.

The following table summarizes the information about stock options outstanding under Citigroup stock option plans at December 31, 2002:

	Options outstanding			**Options exercisable**	
Range of exercise prices	**Number outstanding**	**Weighted average contractual life remaining**	**Weighted average exercise price**	**Number exercisable**	**Weighted average exercise price**
$ 0.04–$ 9.99	11,885,945	1.6 years	$ 6.87	11,862,472	$ 6.87
$10.00–$19.99	15,708,994	3.8 years	15.53	14,604,797	15.41
$20.00–$29.99	95,825,403	5.2 years	22.81	73,243,760	22.62
$30.00–$39.99	35,920,702	7.0 years	34.98	10,799,330	34.01
$40.00–$49.99	207,865,207	7.5 years	44.62	68,920,733	45.44
$50.00–$56.83	13,068,360	4.1 years	52.33	12,678,681	52.34
	380,274,611	6.4 years	$36.09	192,109,773	$31.89

Stock Award Programs

The Company, primarily through its Capital Accumulation Program (CAP), issues shares of Citigroup common stock in the form of restricted or deferred stock to participating officers and employees. The restricted or deferred stock generally vests after a two- or three-year vesting period, during which time the stock cannot be sold or transferred by the participant, and is subject to total or partial cancellation if the participant's employment is terminated. Certain CAP participants may elect to receive part of their awards in CAP stock and part in stock options. The figures in the two previous tables include options granted under CAP. Unearned compensation expense associated with the stock grants represents the market value of Citigroup common stock at the date of grant and is recognized as a charge to income ratably over the vesting period.

At the time of the TPC distribution, Citigroup employees who held restricted stock received shares of TPC in accordance with the same distribution ratios as ordinary shareholders. The number of deferred shares were increased at the time of the distribution to maintain the grantees' overall positions. Restricted and deferred shares held by individuals who became TPC employees were exchanged for restricted and deferred shares of TPC of equal value. Information with respect to stock awards is as follows:

	2002	2001	2000
Shares awarded	**37,730,860**	31,089,579	32,010,413
Weighted average fair market value per share	**$38.55**	$44.62	$40.59
After-tax compensation cost charged to earnings *(in millions of dollars)*	**$ 766**	$ 574	$ 417

Citigroup 401(k)

Under the Citigroup 401(k) plan, eligible employees receive awards up to 3% of their total compensation deferred into the Citigroup common stock fund. The after-tax expense associated with this plan amounted to $35 million in 2002, $32 million in 2001, and $29 million in 2000.

Stock Purchase Program

Stock Purchase Program offerings, which are administered under the Citigroup 2000 Stock Purchase Plan and the Citicorp 1997 Stock Incentive Plan, allow eligible employees of Citigroup to enter into fixed subscription agreements to purchase shares in the future at the market value on the date of the agreements. Subject to certain limits, enrolled employees are permitted to make one purchase prior to the expiration date. The purchase price of the shares is paid with accumulated payroll deductions plus interest. Shares of Citigroup's common stock delivered under the Stock Purchase Program may be sourced from authorized and unissued or treasury shares. The original offering under the Citigroup Stock Purchase Program was in August 2000. In 2001, three additional offerings were made to new employees in March, July, and November 2001. In February 2002, an additional offering was made to new employees.

At the time of the TPC distribution, the number of shares to be purchased and purchase prices were proportionately adjusted, as permitted under generally accepted accounting principles, to restore the participants' positions for the decline in the Company's stock price that resulted from the distribution. Accordingly, all share amounts in the following table have been appropriately adjusted.

Following is the share activity under the Stock Purchase Program. The fixed price for the offering in August 2000 was $49.36 per share. The fixed prices for the offerings made in March, July, and November 2001 were $41.95, $46.83 and $42.45, respectively. The fixed price for the offering made in February 2002 was $42.20. All offerings expired in September 2002.

	2002	2001	2000
Outstanding subscribed shares at beginning of year	**22,796,355**	25,820,335	—
Subscriptions entered into	**363,970**	3,196,822	26,395,449
Shares purchased	**(19,794)**	(81,874)	(1,766)
Canceled or terminated	**(23,140,531)**	(6,138,928)	(573,348)
Outstanding subscribed shares at end of year	**—**	22,796,355	25,820,335

Pro Forma Impact of SFAS 123

Prior to January 1, 2003, Citigroup applied APB 25 in accounting for its stock-based compensation plans. Under APB 25, there is generally no charge to earnings for employee stock option awards because the options granted under these plans have an exercise price equal to the market value of the underlying common stock on the grant date. Alternatively, SFAS 123 allows companies to recognize compensation expense over the related service period based on the grant-date fair value of the stock award. Refer to Note 1 for a further description of these accounting standards and a presentation of the effect on net income and earnings per share had the Company applied SFAS 123 in accounting for the Company's stock option plans. The pro forma adjustments in that table relate to stock options granted from 1995 through 2002, for which a fair value on the date of grant was determined using a Black-Scholes option pricing model. In accordance with SFAS 123, no effect has been given to options granted prior to 1995. The fair values of stock-based awards are based on assumptions that were determined at the grant date.

SFAS 123 requires that reload options be treated as separate grants from the related original grants. Under the Company's reload program, upon exercise of an option, employees use previously owned shares to pay the exercise price and surrender shares otherwise to be received for related tax withholding, and receive a reload option covering the same number of shares used for such purposes. Reload options vest at the end of a six-month period. Reload options are intended to encourage employees to exercise options at an earlier date and to retain the shares so acquired, in furtherance of the Company's long-standing policy of encouraging increased employee stock ownership. The result of this program is that employees generally will exercise options as soon as they are able and, therefore, these options have shorter expected lives. Shorter option lives result in lower valuations using a Black-Scholes option model. However, such values are expensed more quickly due to the shorter vesting period of reload options. In addition, since reload options are treated as separate grants, the existence of the reload feature results in a greater number of options being valued.

Shares received through option exercises under the reload program, as well as certain other options granted, are subject to restrictions on sale. Discounts have been applied to the fair value of options granted to reflect these sale restrictions.

Additional valuation and related assumption information for Citigroup option plans is presented below:

For options granted during	2002	2001	2000
Weighted average fair value			
Option	**$9.47**	$10.90	$9.27
Weighted average expected life			
Original grants	**3.5 years**	3 years	3 years
Reload grants	**2 years**	1 year	1 year
Valuation assumptions			
Expected volatility	**37.19%**	38.76%	41.35%
Risk-free interest rate	**3.86%**	4.63%	6.17%
Expected annual dividends per share	**$0.92**	$0.92	$0.76
Expected annual forfeitures	**7%**	5%	5%

24. RETIREMENT BENEFITS

The Company has several non-contributory defined benefit pension plans covering substantially all U.S. employees and has various defined benefit pension termination indemnity plans covering employees outside the United States. The U.S. defined benefit plan provides benefits under a cash balance formula. Employees satisfying certain age and service requirements remain covered by a prior final pay formula. The Company also offers postretirement health care and life insurance benefits to certain eligible U.S. retired employees, as well as to certain eligible employees outside the United States. The following tables summarize the components of net benefit expense recognized in the Consolidated Statement of Income and the funded status and amounts recognized in the Consolidated Statement of Financial Position for the Company's U.S. qualified plans and significant plans outside the United States.

Net Benefit Expense

	Pension plans						Postretirement benefit plans (1)		
	U.S. plans			Plans outside U.S.			U.S. plans		
In millions of dollars	2002	2001	2000	2002	2001	2000	2002	2001	2000
Benefits earned during the year	**$ 261**	$ 219	$ 217	**$ 116**	$ 116	$ 95	**$ 5**	$ 6	$ 12
Interest cost on benefit obligation	**528**	505	488	**185**	190	102	**73**	73	73
Expected return on plan assets	**(783)**	(795)	(757)	**(188)**	(185)	(106)	**(21)**	(20)	(18)
Amortization of unrecognized:									
Net transition (asset) obligation	**—**	—	—	**5**	9	5	**—**	—	—
Prior service cost	**(29)**	(21)	(13)	**—**	—	—	**(4)**	(2)	(5)
Net actuarial loss (gain)	**—**	(1)	(32)	**15**	5	(1)	**(1)**	(3)	(9)
Curtailment (gain) loss	**—**	(9)	—	**—**	6	—	**—**	(39)	(29)
Net (benefit) expense	**$ (23)**	$(102)	$ (97)	**$ 133**	$ 141	$ 95	**$ 52**	$ 15	$ 24

(1) For plans outside the U.S., net postretirement benefit expense was $53 million in 2002, $42 million in 2001 and $13 million in 2000.

Prepaid Benefit Cost (Benefit Liability)

	Pension plans				Postretirement benefit plans(2)	
	U.S. plans		Plans outside U.S.(1)		U.S. plans(2)	
In millions of dollars at year-end	**2002**	2001	**2002**	2001	**2002**	2001
Change in benefit obligation						
Benefit obligation at beginning of year	**$7,276**	$6,818	**$2,565**	$1,794	**$1,018**	$1,015
Benefits earned during the year	**261**	219	**116**	116	**5**	6
Interest cost on benefit obligation	**528**	505	**185**	188	**73**	73
Plan amendments	**(14)**	(148)	**20**	—	**(28)**	—
Actuarial (gain) loss	**399**	222	**(64)**	104	**124**	28
Benefits paid	**(377)**	(348)	**(144)**	(128)	**(86)**	(82)
Acquisitions	**115**	26	**19**	559	**12**	—
Divestitures	**(429)**	—	**—**	—	**(10)**	—
Expenses	**(17)**	(16)	**—**	—	**—**	—
Curtailment	**—**	(2)	**—**	1	**—**	(22)
Settlements	**—**	—	**(16)**	1	**—**	—
Foreign exchange impact	**—**	—	**91**	(70)	**—**	—
Benefit obligation at end of year	**$7,742**	$7,276	**$2,772**	$2,565	**$1,108**	$1,018
Change in plan assets						
Plan assets at fair value at beginning of year	**$8,224**	$8,446	**$2,099**	$1,421	**$ 212**	$ 218
Actual return on plan assets	**(496)**	(238)	**(152)**	333	**(20)**	(6)
Company contributions	**541**	349	**695**	139	**86**	82
Employee contributions	**—**	—	**13**	8	**—**	—
Acquisitions	**105**	31	**10**	388	**—**	—
Divestitures	**(429)**	—	**—**	—	**—**	—
Settlements	**—**	—	**(15)**	(5)	**—**	—
Benefits paid	**(377)**	(348)	**(144)**	(128)	**(86)**	(82)
Expenses	**(17)**	(16)	**—**	—	**—**	—
Foreign exchange impact	**—**	—	**37**	(57)	**—**	—
Plan assets at fair value at end of year	**$7,551**	$8,224	**$2,543**	$2,099	**$ 192**	$ 212
Reconciliation of prepaid (accrued) benefit cost and total amount recognized						
Funded status of the plan	**$ (191)**	$ 948	**$ (229)**	$ (466)	**$ (916)**	$ (806)
Unrecognized:						
Net transition obligation (asset)	**—**	—	**23**	24	**—**	—
Prior service cost	**(184)**	(242)	**612**	10	**(33)**	(8)
Net actuarial (gain) loss	**2,173**	594	**6**	289	**137**	(30)
Net amount recognized	**$1,798**	$1,300	**$ 412**	$ (143)	**$ (812)**	$ (844)
Amounts recognized in the statement of financial position consist of						
Prepaid benefit cost	**$1,798**	$1,300	**$ 508**	$ 174	**$ —**	$ —
Accrued benefit liability	**—**	—	**(120)**	(401)	**(812)**	(844)
Intangible asset	**—**	—	**24**	84	**—**	—
Net amount recognized	**$1,798**	$1,300	**$ 412**	$ (143)	**$ (812)**	$ (844)

(1) For plans outside the U.S., the aggregate benefit obligation was $1.627 billion and $2.378 billion, and the fair value of plan assets was $1.355 billion and $1.877 billion at December 31, 2002 and 2001, respectively, for plans whose benefit obligation exceeds plan assets. The aggregate accumulated benefit obligation was $213 million and $670 million, and the fair value of plan assets was $119 million and $324 million at December 31, 2002 and 2001, respectively, for plans whose accumulated benefit obligation exceeds plan assets.
(2) For plans outside the U.S., the accumulated postretirement benefit obligation was $465 million and $524 million and the postretirement liability was $465 million and $519 million at December 31, 2002 and 2001, respectively.

The U.S. plans exclude nonqualified pension plans, for which the net (benefit) expense was $47 million, $63 million and $68 million for the years ended December 31, 2002, 2001 and 2000, respectively, and the projected benefit obligation was $581 million and $547 million, and the aggregate accumulated benefit obligation was $539 million and $512 million at December 31, 2002 and 2001, respectively.

The expected long-term rates of return on assets used in determining the Company's pension and postretirement expense are shown below:

	2002	2001	2000
Rate of return on assets			
U.S. plans	**8.0%**	9.5%	9.0% to 9.5%
Plans outside the U.S.(1)	**3.0 to 12.0%**	3.0% to 12.0%	2.5% to 12.0%

(1) Excluding highly inflationary countries.

The principal assumptions used in determining pension and postretirement benefit obligations for the Company's plans are shown in the following table:

At year-end	2002	2001
Discount rate		
U.S. plans	**6.75%**	7.25%
Plans outside the U.S.(1)	**2.25% to 12.0%**	2.5% to 12.0%
Future compensation increase rate		
U.S. plans	**3.0% to 4.0%**	4.0% to 6.0%
Plans outside the U.S.(1)	**1.5% to 10.0%**	2.5% to 12.0%
Health care cost increase rate—U.S. plans		
Following year	**7.0% to 9.0%**	7.0% to 8.0%
Decreasing to the year 2007	**5.0% to 6.0%**	5.0% to 5.5%

(1) Excluding highly inflationary countries.

As an indicator of sensitivity, increasing the assumed health care cost trend rate by 1% in each year would have increased the accumulated postretirement benefit obligation as of December 31, 2002 by $40 million and the aggregate of the benefits earned and interest components of 2002 net postretirement benefit expense by $5 million. Decreasing the assumed health care cost trend rate by 1% in each year would have decreased the accumulated postretirement benefit obligation as of December 31, 2002 by $37 million and the aggregate of the benefits earned and interest components of 2002 net postretirement benefit expense by $4 million.

25. DERIVATIVES AND OTHER ACTIVITIES

Citigroup enters into derivative and foreign exchange futures, forwards, options and swaps, which enable customers to transfer, modify or reduce their interest rate, foreign exchange and other market risks, and also trades these products for its own account. In addition, Citigroup uses derivatives and other instruments, primarily interest rate products, as an end-user in connection with its risk management activities. Derivatives are used to manage interest rate risk relating to specific groups of on-balance sheet assets and liabilities, including investments, commercial and consumer loans, deposit liabilities, long-term debt and other interest-sensitive assets and liabilities, as well as credit card securitizations, redemptions and sales. In addition, foreign exchange contracts are used to hedge non-U.S. dollar denominated debt, net capital exposures and foreign exchange transactions.

A derivative must be highly effective in accomplishing the hedge objective of offsetting either changes in the fair value or cash flows of the hedged item for the risk being hedged. Any ineffectiveness present in the hedge relationship is recognized in current earnings. The assessment of effectiveness excludes the changes in the value of the hedged item which are unrelated to the risks being hedged. Similarly, the assessment of effectiveness may exclude changes in the fair value of a derivative related to time value which, if excluded, are recognized in current earnings.

The following table summarizes certain information related to the Company's hedging activities for the years ended December 31, 2002 and 2001:

In millions of dollars	2002	2001
Fair value hedges		
Hedge ineffectiveness recognized in earnings	**$ 446**	$168
Net gain (loss) excluded from assessment of effectiveness	**(252)**	85
Cash flow hedges		
Hedge ineffectiveness recognized in earnings	**(55)**	20
Amount excluded from assessment of effectiveness	**1**	—
Net investment hedges		
Net gain (loss) included in foreign currency translation adjustment within accumulated other changes in equity from nonowner sources	**(1,435)**	432

For cash flow hedges, any changes in the fair value of the end-user derivative remain in "Accumulated other changes in stockholders' equity from nonowner sources" and are generally included in earnings of future periods when earnings are also affected by the variability of the hedged cash flow. The net gains associated with cash flow hedges expected to be reclassified from accumulated other changes in equity from nonowner sources within twelve months of December 31, 2002 are $598 million.

The accumulated other changes in equity from nonowner sources from cash flow hedges for 2002 and 2001 can be summarized as follows (after-tax):

In millions of dollars	2002	2001
Beginning balance(1)	**$ 168**	$ (3)
Net gains from cash flow hedges	**1,591**	315
Net amounts reclassified to earnings	**(517)**	(144)
Ending balance	**$1,242**	$ 168

(1) 2001 amount results from the cumulative effect of accounting change for cash flow hedges.

The Company enters into various types of derivative transactions in the course of its trading and non-trading activities.

Futures and forward contracts are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price and may be settled in cash or through delivery. Swap contracts are commitments to settle in cash at a future date or dates which may range from a few days to a number of years, based on differentials between specified financial indices, as applied to a notional principal amount. Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time, a financial instrument or currency at a contracted price that may also be settled in cash, based on differentials between specified indices.

Citigroup also sells various financial instruments that have not been purchased (short sales). In order to sell securities short, the securities are borrowed or received as collateral in conjunction with short-term financing agreements and, at a later date, must be delivered (i.e., replaced) with like or substantially the same financial instruments or commodities to the parties from which they were originally borrowed.

Derivatives and short sales may expose Citigroup to market risk or credit risk in excess of the amounts recorded on the balance sheet. Market risk on a derivative, short sale or foreign exchange product is the exposure created by potential fluctuations in interest rates, foreign exchange rates and other values, and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement, and the underlying volatility. Credit risk is the exposure to loss in the event of nonperformance by the other party to the transaction and if the value of collateral held, if any, was not adequate to cover such losses. The recognition in earnings of unrealized gains on these transactions is subject to management's assessment as to collectibility. Liquidity risk is the potential exposure that arises when the size of the derivative position may not be able to be rapidly adjusted in times of high volatility and financial stress at a reasonable cost.

26. CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to Citigroup's total credit exposure. Although Citigroup's portfolio of financial instruments is broadly diversified along industry, product, and geographic lines, material transactions are completed with other financial institutions, particularly in the securities trading, derivative, and foreign exchange businesses.

In connection with the Company's efforts to maintain a diversified portfolio, the Company limits its exposure to any one geographic region, country or individual creditor and monitors this exposure on a continuous basis. At December 31, 2002, Citigroup's most significant concentration of credit risk was with the U.S. Government and its agencies. The Company's exposure, which primarily results from trading assets and investment securities positions in instruments issued by the U.S. Government and its agencies, amounted to $40.7 billion and $26.4 billion at December 31, 2002 and 2001, respectively. After the U.S. Government, the next largest exposure the Company has is to the Mexican Government and its agencies, which are rated investment grade by both Moody's and S&P. The Company's exposure amounted to $25.0 billion and $23.5 billion at December 31, 2002 and 2001, respectively and is comprised of investment securities, loans and trading assets.

27. FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimated Fair Value of Financial Instruments

The table below presents the carrying value and fair value of Citigroup's financial instruments, as defined in accordance with applicable requirements. Accordingly, as required, the disclosures exclude leases, affiliate investments, and pension and benefit obligations. Contractholder funds amounts exclude certain insurance contracts. Also as required, the disclosures exclude the effect of taxes, do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular instrument, the excess fair value associated with deposits with no fixed maturity, as well as other expenses that would be incurred in a market transaction. In addition, the table excludes the values of nonfinancial assets and liabilities, as well as a wide range of franchise, relationship, and intangible values, which are integral to a full assessment of Citigroup's financial position and the value of its net assets.

The data represents management's best estimates based on a range of methodologies and assumptions. The carrying value of short-term financial instruments as well as receivables and payables arising in the ordinary course of business, approximates fair value because of the relatively short period of time between their origination and expected realization. Quoted market prices are used for most investments, for loans where available, and for both trading and end-user derivatives, as well as for liabilities, such as long-term debt, with quoted prices. For performing loans where no quoted market prices are available, contractual cash flows are discounted at quoted secondary market rates or estimated market rates if available. Otherwise, sales of comparable loan portfolios or current market origination rates for loans with similar terms and risk characteristics are used. For loans with doubt as to collectibility, expected cash flows are discounted using an appropriate rate considering the time of collection and a premium for the uncertainty of the flows. The value of collateral is also considered. For liabilities such as long-term debt without quoted market prices, market borrowing rates of interest are used to discount contractual cash flows.

In billions of dollars at year-end	2002 Carrying value	2002 Estimated fair value	2001 Carrying value	2001 Estimated fair value
Assets				
Investments	**$169.5**	**$169.5**	$161.4	$161.4
Federal funds sold and securities borrowed or purchased under agreements to resell	**139.9**	**139.9**	134.8	134.8
Trading account assets	**155.2**	**155.2**	144.9	144.9
Loans (1)	**417.7**	**436.9**	358.6	374.1
Other financial assets (2)	**126.0**	**126.3**	156.6	156.3
Liabilities				
Deposits	**430.9**	**431.0**	374.5	374.2
Federal funds purchased and securities loaned or sold under agreements to repurchase	**162.6**	**162.6**	153.5	153.5
Trading account liabilities	**91.4**	**91.4**	80.5	80.5
Contractholder funds				
With defined maturities	**12.5**	**13.3**	9.5	10.0
Without defined maturities	**11.1**	**10.7**	10.6	10.3
Long-term debt	**126.9**	**131.3**	121.6	124.2
Other financial liabilities (3)	**119.9**	**119.9**	132.5	132.5

(1) The carrying value of loans is net of the allowance for credit losses and also excludes $18.6 billion and $22.7 billion of lease finance receivables in 2002 and 2001, respectively.
(2) Includes cash and due from banks, deposits at interest with banks, brokerage receivables, reinsurance recoverables and separate and variable accounts for which the carrying value is a reasonable estimate of fair value, and the carrying value and estimated fair value of financial instruments included in other assets on the Consolidated Statement of Financial Position.
(3) Includes brokerage payables, separate and variable accounts, investment banking and brokerage borrowings, short-term borrowings, for which the carrying value is a reasonable estimate of fair value, and the carrying value and estimated fair value of financial instruments included in other liabilities on the Consolidated Statement of Financial Position.

Fair values vary from period to period based on changes in a wide range of factors, including interest rates, credit quality, and market perceptions of value, and as existing assets and liabilities run off and new items are entered into.

The estimated fair values of loans reflect changes in credit status since the loans were made, changes in interest rates in the case of fixed-rate loans, and premium values at origination of certain loans. The estimated fair values of Citigroup's loans, in the aggregate, exceeded carrying values (reduced by the allowance for credit losses) by $19.2 billion at year-end 2002 and $15.5 billion in 2001. Within these totals, estimated fair values exceeded carrying values for consumer loans net of the allowance by $14.4 billion, an increase of $3.5 billion from year-end 2001, and for corporate loans net of the allowance by $4.8 billion, which was an increase of $0.2 billion from year-end 2001. The increase in estimated fair values in excess of carrying values of consumer loans and corporate loans is primarily due to the lower interest rate environment in 2002.

28. PLEDGED ASSETS, COLLATERAL, GUARANTEES AND COMMITMENTS

Pledged Assets

At December 31, 2002 and 2001 the approximate market values of securities sold under agreements to repurchase and other assets pledged, excluding the impact of FIN 39 and FIN 41, were as follows:

In millions of dollars	2002	2001
For securities sold under agreements to repurchase	**$231,175**	$183,814
As collateral for securities borrowed of approximately equivalent value	**51,140**	44,340
As collateral on bank loans	**33**	154
To clearing organizations or segregated under securities laws and regulations	**22,463**	12,834
For securities loaned	**14,330**	17,562
Other	**56,250**	43,054
	$375,391	$301,758

In addition, included in cash and due from banks at December 31, 2002 and 2001 is $2.4 billion and $5.3 billion, respectively, of cash segregated under Federal and other brokerage regulations or deposited with clearing organizations.

At December 31, 2002, $733 million of consumer loans were pledged as collateral in a financing transaction.

At December 31, 2002, the Company had $962 million of outstanding letters of credit from banks to satisfy various collateral and margin requirements.

Collateral

At December 31, 2002 and 2001, the approximate market value of collateral received by the Company that may be sold or repledged by the Company, excluding amounts netted in accordance with FIN 39 and FIN 41, was $276.2 billion and $245.0 billion, respectively. This collateral was received in connection with resale agreements, securities borrowings and loans, derivative transactions, and margined broker loans.

At December 31, 2002 and 2001, a substantial portion of the collateral received by the Company had been sold or repledged in connection with repurchase agreements, securities sold, not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions, and bank loans.

In addition, at December 31, 2002 and 2001, the Company had pledged $81.5 billion and $47.5 billion, respectively, of collateral that may not be sold or repledged by the secured parties.

Lease Commitments

Rental expense (principally for offices and computer equipment) was $1.5 billion, $1.7 billion and $1.5 billion for the years ended December 31, 2002, 2001 and 2000, respectively.

Future minimum annual rentals under noncancelable leases, net of sublease income, are as follows:

In millions of dollars at year-end	
2003	$ 961
2004	819
2005	818
2006	605
2007	512
Thereafter	2,748
	$6,463

The Company and certain of Salomon Smith Barney's subsidiaries together have an option to purchase the buildings presently leased for Salomon Smith Barney's executive offices and New York City operations at the expiration of the lease term.

Loan Commitments

In millions of dollars at year-end	**2002**	2001
One- to four-family residential mortgages	**$ 3,990**	$ 5,470
Revolving open-end loans secured by one- to four-family residential properties	**10,297**	7,107
Commercial real estate, construction and land development	**1,781**	1,882
Credit card lines	**407,822**	387,396
Commercial and other consumer loan commitments (1)	**214,166**	210,909
	$638,056	$612,764

(1) Includes commercial commitments to make or purchase loans, to purchase third-party receivables, and to provide note issuance or revolving underwriting facilities.

The majority of unused commitments are contingent upon customers maintaining specific credit standards. Commercial commitments generally have floating interest rates and fixed expiration dates and may require payment of fees. Such fees (net of certain direct costs) are deferred and, upon exercise of the commitment, amortized over the life of the loan or, if exercise is deemed remote, amortized over the commitment period. The table does not include unfunded commercial letters of credit issued on behalf of customers and collateralized by the underlying shipment of goods which totaled $5.0 billion and $5.7 billion at December 31, 2002 and 2001, respectively.

Obligations under Guarantees

The Company provides a variety of guarantees and indemnifications to Citigroup customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The table below summarizes at December 31, 2002 all of the Company's guarantees and indemnifications, where we believe the guarantees and indemnifications are related to an asset, liability, or equity security of the guaranteed parties at the inception of the contract. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees and indemnifications if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and indemnifications and greatly exceed anticipated losses. Additional information about certain of these guarantees is presented in other sections of this footnote.

In billions of dollars at December 31, 2002	Expire within 1 year	Expire after 1 year	**Total amount outstanding**	Maximum potential amount of future payments
Financial standby letters of credit	$17.2	$15.0	**$ 32.2**	$ 32.2
Market value guarantees	0.3	0.5	**0.8**	0.8
Derivative instruments	17.4	59.3	**76.7**	76.7
Guarantees of collection of contractual cash flows	—	0.2	**0.2**	0.2
Performance guarantees	4.9	2.4	**7.3**	7.3
Securities lending indemnifications	38.0	—	**38.0**	38.0
Other indemnifications	—	11.1	**11.1**	11.1
Contingent consideration in business combinations	0.4	—	**0.4**	0.4
Loans sold with recourse	4.0	3.6	**7.6**	7.6
Residual value guarantees	—	0.1	**0.1**	0.1
Other	—	0.5	**0.5**	0.5
Total	$82.2	$92.7	**$174.9**	$174.9

Financial standby letters of credit include guarantees of payment of insurance premiums and reinsurance risks that support industrial revenue bond underwriting and settlement of payment obligations in clearing houses, and that support options and purchases of securities or in lieu of escrow deposit accounts. Financial standbys also backstop loans, credit facilities, promissory notes and trade acceptances. Market value guarantees are issued to guarantee return of principal invested to fund investors. Guarantees of collection of contractual cash flows protect investors in credit card receivables securitization trusts from loss of interest relating to insufficient collections on the underlying receivables in the trusts. Performance guarantees and letters of credit are issued to guarantee a customer's tender bid on a construction or systems installation project or to guarantee completion of such projects in accordance with contract terms. They are also issued to support a customer's obligation to supply specified products, commodities, or maintenance or warranty services to a third party. Securities lending indemnifications are issued to guarantee that a security lending customer will be made whole in the event that the security borrower does not return the security subject to the lending agreement and collateral held is insufficient to cover the market value of the security. Other indemnifications are issued to guarantee that custody clients will be made whole in the event that a third-party subcustodian fails to safeguard clients' assets. Derivative instruments include credit default swaps, total return swaps, written foreign exchange options, written put options, and written equity warrants. Residual value guarantees provide that the guarantor will pay the difference between the fair value of the guaranteed property or equipment and the value specified in the contract to the guarantor at the termination or renewal date of an operating lease.

At December 31, 2002, the Company's maximum potential amount of future payments under these guarantees is approximately $174.9 billion. For this purpose, the maximum potential amount of future payments is considered to be the notional amounts of letters of credit, guarantees, written credit default swaps, written total return swaps, indemnifications, and recourse provisions of loans sold with recourse; the maximum amount of contingent consideration in a business combination specified in the transaction documents; and the fair values of foreign exchange options and other written put options, warrants, caps and floors.

In the normal course of business, the Company provides standard representations and warranties to counterparties in contracts in connection with numerous transactions and also provides indemnifications that protect the counterparties to the contracts in the event that additional taxes are owed due either to a change in the tax law or an adverse interpretation of the tax law. Counterparties to these transactions provide the Company with comparable indemnifications. In addition, the Company is a member of hundreds of value transfer networks (VTNs) (payment, clearing and settlement systems as well as securities exchanges) around the world. As a condition of membership, many of these VTNs require that members stand ready to backstop the net effect on the VTNs of a member's default on its obligations. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. There are no amounts reflected on the Consolidated Statement of Financial Position as of December 31, 2002, related to these indemnifications. These potential obligations are not included in the table above.

At December 31, 2002, the carrying amounts of the liabilities related to these guarantees and indemnifications amounted to $10.0 billion. In addition, other liabilities includes an allowance for credit losses of $167 million relating to unfunded letters of credit at December 31, 2002. Cash collateral available to the Company to reimburse losses realized under these guarantees and indemnifications amounted to $41.3 billion at December 31, 2002. Securities and other marketable assets held as collateral amounted to $9.4 billion and letters of credit in favor of the Company held as collateral amounted to $834 million at December 31, 2002. Other property may also be available to the Company to cover losses under certain guarantees and indemnifications; however, the value of such property has not been determined.

Loans Sold with Credit Enhancements

In billions of dollars at year-end	**2002**	2001	**Form of credit enhancement**
Residential mortgages and other loans sold with recourse(1)	**$ 8.1**	$ 7.7	2002: Recourse obligation of $3.6, and put option as described below. 2001: Recourse obligation of $3.5, and put options as described below.
GNMA sales/servicing agreements(2)	**31.1**	13.4	Secondary recourse obligation
Securitized credit card receivables	**65.9**	66.8	Includes net revenue over the life of the transaction. Also includes other recourse obligations of $2.0 in 2002 and $1.0 in 2001.

(1) Residential mortgages represent 66% of amounts in 2002 and 57% in 2001.
(2) Government National Mortgage Association sales/servicing agreements covering securitized residential mortgages.

Citigroup and its subsidiaries are obligated under various credit enhancements related to certain sales of loans or sales of participations in pools of loans, as summarized above.

Net revenue on securitized credit card receivables is collected over the life of each sale transaction. The net revenue is based upon the sum of finance charges and fees received from cardholders and interchange revenue earned on cardholder transactions, less the sum of the yield paid to investors, credit losses, transaction costs, and a contractual servicing fee, which is also retained by certain Citigroup subsidiaries as servicers. As specified in certain of the sale agreements, the net revenue collected each month is accumulated up to a predetermined maximum amount, and is available over the remaining term of that transaction to make payments of yield, fees, and transaction costs in the event that net cash flows from the receivables are not sufficient. When the predetermined amount is reached, net revenue is passed directly to the Citigroup subsidiary that sold the receivables. The amount contained in these accounts is included in other assets and was $230 million at December 31, 2002 and $139 million at December 31, 2001. Net revenue from securitized credit card receivables included in other revenue was $2.7 billion, $2.1 billion, and $2.4 billion for the years ended December 31, 2002, 2001, and 2000, respectively.

Various put options were written during 2000 and 1999 which require Citigroup to purchase, upon request of the holders, securities issued in certain securitization transactions in order to broaden the investor base and improve execution in connection with the securitizations. The put option at year-end 2002 is exercisable in October of each year beginning in October 2000, with respect to an aggregate of up to approximately $2 billion principal amount of certificates backed by manufactured housing contract receivables, of which approximately $250 million was exercised in 2002. If exercised, the Company will be obligated to purchase the certificates or notes at par plus accrued interest. The aggregate amortized amount of these options was approximately $0.8 billion at December 31, 2002 and $1.4 billion at December 31, 2001. The Company has recorded liabilities totaling approximately $6 million at both December 31, 2002 and December 31, 2001 in connection with these options. Subsequent to their initial issuance, such options are marked to market with the fluctuation being reflected in the Consolidated Statement of Income.

Financial Guarantees

Financial guarantees are used in various transactions to enhance the credit standing of Citigroup customers. They represent irrevocable assurances, subject to the satisfaction of certain conditions, that Citigroup will make payment in the event that the customer fails to fulfill its obligations to third parties.

Citigroup issues financial standby letters of credit which are obligations to pay a third-party beneficiary when a customer fails to repay an outstanding loan or debt instrument, such as assuring payments by a foreign reinsurer to a U.S. insurer; to act as a substitute for an escrow account; to provide a payment mechanism for a customer's third-party obligations; and to assure payment of specified financial obligations of a customer. Fees are recognized ratably over the term of the standby letter of credit. The following table summarizes financial standby letters of credit issued by Citigroup. The table does not include securities lending indemnifications issued to customers, which are fully collateralized and totaled $38.0 billion at December 31, 2002 and $19.9 billion at December 31, 2001, and performance standby letters of credit.

	2002			2001(2)
In billions of dollars at year-end	Expire within 1 year	Expire after 1 year	**Total amount outstanding**	Total amount outstanding
Insurance, surety	$ 3.1	$ 9.0	**$12.1**	$ 9.5
Options, purchased securities, and escrow	0.1	—	**0.1**	0.4
Clean letters of credit	3.4	1.5	**4.9**	4.3
Other debt related	9.1	3.0	**12.1**	11.0
Total (1)	$15.7	$13.5	**$29.2**	$25.2

(1) Total is net of cash collateral of $3.0 billion in 2002 and $2.2 billion in 2001. Collateral other than cash covered 34% of the total in 2002 and 29% in 2001.
(2) Amounts exclude discontinued operations.

Other Commitments

Salomon Smith Barney and a principal broker/dealer subsidiary have each provided a portion of a residual value guarantee in the amount of $78 million in connection with the lease of the buildings occupied by Salomon Smith Barney's executive offices and New York City operations.

29. CONTINGENCIES

During the 2002 fourth quarter, the Company reached a settlement-in-principle with the SEC, the National Association of Securities Dealers, the New York Stock Exchange and the Attorney General of New York of all issues raised in their research, initial public offerings allocation and spinning-related inquiries. The Company established a reserve for the cost of this settlement and toward estimated costs of the private litigation related to the matters that were the subject of the settlement, as well as the regulatory inquiries and private litigation related to Enron. The total reserves established for these matters in 2002 amounted to an after-tax amount of $1.3 billion. The Company believes that it has substantial defenses to the pending private litigations, which are at a very early stage. Given the uncertainties of the timing and outcome of this type of litigation, the large number of cases, the novel issues, the substantial time before these cases will be resolved, and the multiple defendants in many of them, this reserve is difficult to determine and of necessity subject to future revision.

For a discussion of these and certain other legal proceedings, see the discussion under "Legal Proceedings" on page 136. In addition, in the ordinary course of business, Citigroup and its subsidiaries are defendants or co-defendants or parties in various litigation and regulatory matters incidental to and typical of the businesses in which they are engaged. In the opinion of the Company's management, the ultimate resolution of these legal and regulatory proceedings would not be likely to have a material adverse effect on the consolidated financial condition of the Company but, if involving monetary liability, may be material to the Company's operating results for any particular period.

30. CITIGROUP (PARENT COMPANY ONLY)

Condensed Statement of Income

	Year ended December 31,		
In millions of dollars	**2002**	2001	2000
Revenues			
Interest	**$ 1,456**	$ 1,225	$ 416
Other	**348**	54	133
Total revenues	**1,804**	1,279	549
Expenses			
Interest	**1,660**	1,876	762
Other	**248**	267	255
Total expenses	**1,908**	2,143	1,017
Pretax loss	**(104)**	(864)	(468)
Income tax benefit	**53**	348	167
Loss before equity in net income of subsidiaries	**(51)**	(516)	(301)
Equity in net income of subsidiaries	**15,327**	14,642	13,820
Income	**$15,276**	$14,126	$13,519

Condensed Statement of Financial Position

In millions of dollars	December 31, 2002	2001
Assets		
Cash	**$ 101**	$ 27
Investments	**7,837**	1,487
Investments in and advances to:		
Bank and bank holding company subsidiaries	**100,541**	87,562
Other subsidiaries	**26,670**	33,060
Cost of acquired businesses in excess of net assets	**368**	368
Other	**2,747**	383
Total assets	**$138,264**	$122,887
Liabilities		
Advances from and payables to subsidiaries	**$ 1,209**	$ 748
Commercial paper	**367**	481
Junior subordinated debentures, held by subsidiary trusts	**4,657**	4,850
Long-term debt	**44,142**	34,794
Other liabilities	**945**	541
Redeemable preferred stock, held by subsidiary	**226**	226
Stockholders' equity		
Preferred stock ($1.00 par value; authorized shares: 30 million), at aggregate liquidation value	**1,400**	1,525
Common stock ($.01 par value; authorized shares: 15 billion), issued shares: **2002** and 2001 **—5,477,416,254** shares	**55**	55
Additional paid-in capital	**17,381**	23,196
Retained earnings	**81,403**	69,803
Treasury stock, at cost, issued shares: **2002—336,734,631 shares** and 2001—328,727,790 shares	**(11,637)**	(11,099)
Accumulated other changes in equity from nonowner sources	**(193)**	(844)
Unearned compensation	**(1,691)**	(1,389)
Total stockholders' equity	**86,718**	81,247
Total liabilities and stockholders' equity	**$138,264**	$122,887

Condensed Statement of Cash Flows

In millions of dollars	Year ended December 31, 2002	2001	2000
Cash flows from operating activities			
Net income	**$ 15,276**	$ 14,126	$ 13,519
Adjustments to reconcile net income to cash provided by operating activities:			
Equity in net income of subsidiaries	**(15,327)**	(14,642)	(13,820)
Dividends received from:			
Bank and bank holding company subsidiaries	**6,744**	5,784	1,255
Other subsidiaries	**5,770**	2,325	1,535
Other, net	**(739)**	(109)	(240)
Net cash provided by operating activities	**11,724**	7,484	2,249
Cash flows from investing activities			
Capital contributions to subsidiaries	**—**	(6,250)	(5,800)
Change in investments	**(6,350)**	(1,487)	1,763
Advances to subsidiaries, net	**(4,908)**	(13,733)	(6,523)
Other investing activities, net	**(200)**	—	—
Net cash used in investing activities	**(11,458)**	(21,470)	(10,560)
Cash flows from financing activities			
Proceeds from (repayment of) advances from subsidiaries, net	**278**	2,961	(617)
Dividends paid	**(3,676)**	(3,185)	(2,654)
Issuance of common stock	**483**	875	958
Redemption of preferred stock	**(125)**	(250)	(150)
Stock tendered for payment of withholding taxes	**(475)**	(506)	(593)
Treasury stock acquired	**(5,483)**	(3,045)	(4,066)
Issuance of long-term debt	**16,282**	17,610	14,817
Issuance of (proceeds from) junior subordinated debentures	**—**	2,483	—
Payments and redemptions of long-term debt	**(7,362)**	(3,000)	(650)
Change in short-term borrowings	**(114)**	(15)	496
Net cash (used in) provided by financing activities	**(192)**	13,928	7,541
Change in cash	**74**	(58)	(770)
Cash at beginning of period	**27**	85	855
Cash at end of period	**$ 101**	$ 27	$ 85
Supplemental disclosure of cash flow information			
Cash paid during the period for interest	**$ 2,303**	$ 1,739	$ 510
Cash received during the period for taxes	**$ 308**	$ 911	$ 1,066

31. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

In millions of dollars, except per share amounts				2002				2001
	Fourth	**Third**	**Second**	**First**	Fourth	Third	Second	First
Revenues, net of interest expense	**$17,873**	**$17,644**	**$17,993**	**$17,798**	$17,867	$16,198	$16,232	$17,070
Operating expenses	**10,655**	**8,440**	**9,147**	**9,056**	9,207	8,766	8,821	9,734
Benefits, claims, and credit losses	**3,553**	**3,576**	**2,982**	**3,362**	3,255	2,400	2,248	2,417
Income from continuing operations before income taxes, minority interest, and cumulative effect of accounting changes	**3,665**	**5,628**	**5,864**	**5,380**	5,405	5,032	5,163	4,919
Income taxes	**1,204**	**1,898**	**2,017**	**1,879**	1,797	1,771	1,837	1,798
Minority interest, after-tax	**32**	**24**	**18**	**17**	37	26	15	9
Income from continuing operations	**2,429**	**3,706**	**3,829**	**3,484**	3,571	3,235	3,311	3,112
Income (loss) from discontinued operations	**—**	**214**	**255**	**1,406**	304	(58)	341	468
Cumulative effect of accounting changes (1)	**—**	**—**	**—**	**(47)**	—	—	(116)	(42)
Net income	**$ 2,429**	**$ 3,920**	**$ 4,084**	**$ 4,843**	$ 3,875	$ 3,177	$ 3,536	$ 3,538
Earnings per share (2)								
Basic earnings per share								
Income from continuing operations	**$ 0.48**	**$ 0.73**	**$ 0.75**	**$ 0.68**	$ 0.69	$ 0.63	$ 0.66	$ 0.62
Net income	**$ 0.48**	**$ 0.77**	**$ 0.80**	**$ 0.94**	$ 0.75	$ 0.62	$ 0.70	$ 0.70
Diluted earnings per share								
Income from continuing operations	**$ 0.47**	**$ 0.72**	**$ 0.73**	**$ 0.66**	$ 0.68	$ 0.62	$ 0.64	$ 0.60
Net income	**$ 0.47**	**$ 0.76**	**$ 0.78**	**$ 0.93**	$ 0.74	$ 0.61	$ 0.69	$ 0.69
Common stock price per share								
High	**$ 38.97**	**$ 36.68**	**$ 49.45**	**$ 52.00**	$ 51.19	$ 53.48	$ 53.55	$ 56.30
Low	**26.73**	**25.04**	**37.00**	**42.22**	41.75	36.36	42.70	40.60
Close	**35.19**	**29.65**	**38.75**	**49.52**	50.48	40.50	52.84	44.98
Dividends per share of common stock	**$ 0.18**	**$ 0.18**	**$ 0.18**	**$ 0.16**	$ 0.16	$ 0.16	$ 0.14	$ 0.14

(1) Accounting changes include the 2002 first quarter adoption of the remaining provisions of SFAS 142, the 2001 second quarter adoption of EITF 99-20, and the 2001 first quarter adoption of SFAS 133.
(2) Due to averaging of shares, quarterly earnings per share may not add to the totals reported for the full year.

AVERAGE BALANCES AND INTEREST RATES, TAXABLE EQUIVALENT BASIS(1)(2)(3)(4)

	Average volume			Interest revenue			% Average rate		
In millions of dollars	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Assets									
Cash and due from banks									
In U.S. offices	**$ 2,176**	$ 2,842	$ 3,338	**$ 9**	$ —	$ —	**0.41**	—	—
In offices outside the U.S.(5)	**1,545**	1,095	1,540	**12**	17	30	**0.78**	1.55	1.95
Total	**3,721**	3,937	4,878	**21**	17	30	**0.56**	0.43	0.62
Deposits at interest with banks(5)	**17,418**	18,386	13,225	**1,025**	1,265	1,226	**5.88**	6.88	9.27
Federal funds sold and securities borrowed or purchased under agreements to resell									
In U.S. offices	**91,241**	104,150	96,807	**3,476**	7,082	8,654	**3.81**	6.80	8.94
In offices outside the U.S.(5)	**57,382**	34,087	30,615	**1,868**	1,798	1,817	**3.26**	5.27	5.93
Total	**148,623**	138,237	127,422	**5,344**	8,880	10,471	**3.60**	6.42	8.22
Brokerage receivables									
In U.S. offices	**19,691**	25,058	26,029	**612**	1,197	2,135	**3.11**	4.78	8.20
In offices outside the U.S.(5)	**2,866**	2,517	3,271	**183**	205	320	**6.39**	8.14	9.78
Total	**22,557**	27,575	29,300	**795**	1,402	2,455	**3.52**	5.08	8.38
Trading account assets(6)(7)									
In U.S. offices	**81,815**	81,241	63,723	**3,067**	3,685	3,181	**3.75**	4.54	4.99
In offices outside the U.S.(5)	**38,344**	37,304	36,571	**2,060**	1,787	1,340	**5.37**	4.79	3.66
Total	**120,159**	118,545	100,294	**5,127**	5,472	4,521	**4.27**	4.62	4.51
Investments									
In U.S. offices									
Taxable	**81,255**	59,294	53,557	**4,122**	3,470	3,322	**5.07**	5.85	6.20
Exempt from U.S. income tax	**6,343**	5,856	5,042	**460**	411	273	**7.25**	7.02	5.41
In offices outside the U.S.(5)	**53,155**	38,822	29,623	**3,086**	2,557	2,169	**5.81**	6.59	7.32
Total	**140,753**	103,972	88,222	**7,668**	6,438	5,764	**5.45**	6.19	6.53
Loans (net of unearned income)(8)									
Consumer loans									
In U.S. offices	**177,446**	151,837	134,624	**17,746**	17,353	15,797	**10.00**	11.43	11.73
In offices outside the U.S.(5)	**86,868**	81,682	75,200	**10,436**	10,187	9,708	**12.01**	12.47	12.91
Total consumer loans	**264,314**	233,519	209,824	**28,182**	27,540	25,505	**10.66**	11.79	12.16
Corporate loans									
In U.S. offices									
Commercial and industrial	**31,877**	36,330	32,472	**2,003**	2,759	2,649	**6.28**	7.59	8.16
Lease financing	**15,069**	14,364	11,792	**1,192**	1,339	1,045	**7.91**	9.32	8.86
Mortgage and real estate	**2,729**	2,861	3,220	**204**	250	303	**7.48**	8.74	9.41
In offices outside the U.S.(5)	**86,547**	89,967	79,812	**6,324**	7,706	7,821	**7.31**	8.57	9.80
Total corporate loans	**136,222**	143,522	127,296	**9,723**	12,054	11,818	**7.14**	8.40	9.28
Total loans	**400,536**	377,041	337,120	**37,905**	39,594	37,323	**9.46**	10.50	11.07
Other interest-earning assets	**13,252**	15,409	9,688	**1,201**	1,546	1,017	**9.06**	10.03	10.50
Total interest-earning assets	**867,019**	803,102	710,149	**$59,086**	$64,614	$62,807	**6.81**	8.05	8.84
Non-interest earning assets(6)	**156,103**	126,848	114,512						
Total assets from discontinued operations	**37,083**	53,289	51,991						
Total assets	**$1,050,205**	$983,239	$876,652						

(1) The taxable equivalent adjustment is based on the U.S. Federal statutory tax rate of 35%.
(2) Interest rates and amounts include the effects of risk management activities associated with the respective asset and liability categories. See Note 25 to the Consolidated Financial Statements.
(3) Monthly or quarterly averages have been used by certain subsidiaries where daily averages are unavailable.
(4) Detailed average volume, interest revenue and interest expense exclude discontinued operations. See Note 4 to the Consolidated Financial Statements.
(5) Average rates reflect prevailing local interest rates including inflationary effects and monetary correction in certain countries.
(6) The fair value carrying amounts of derivative and foreign exchange contracts are reported in non-interest earning assets and other non-interest bearing liabilities.
(7) Interest expense on trading account liabilities of Salomon Smith Barney is reported as a reduction of interest revenue.
(8) Includes cash-basis loans.

AVERAGE BALANCES AND INTEREST RATES, TAXABLE EQUIVALENT BASIS(1)(2)(3)(4)

	Average volume			Interest expense			% Average rate		
In millions of dollars	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Liabilities									
Deposits									
In U.S. offices									
Savings deposits(5)	**$ 95,256**	$ 68,427	$ 36,252	**$ 1,079**	$ 1,676	$ 1,206	**1.13**	2.45	3.33
Other time deposits	**24,861**	20,391	16,050	**674**	402	667	**2.71**	1.97	4.16
In offices outside the U.S.(6)	**228,248**	209,542	196,368	**6,301**	9,099	11,172	**2.76**	4.34	5.69
Total	**348,365**	298,360	248,670	**8,054**	11,177	13,045	**2.31**	3.75	5.25
Federal funds purchased and securities loaned or sold under agreements to repurchase									
In U.S. offices	**126,343**	118,136	105,703	**3,706**	7,673	9,515	**2.93**	6.50	9.00
In offices outside the U.S.(6)	**42,672**	36,878	27,435	**2,933**	2,892	2,351	**6.87**	7.84	8.57
Total	**169,015**	155,014	133,138	**6,639**	10,565	11,866	**3.93**	6.82	8.91
Brokerage payables									
In U.S. offices	**22,213**	22,632	18,275	**68**	236	282	**0.31**	1.04	1.54
In offices outside the U.S.(6)	**1,452**	1,851	1,926	**4**	12	25	**0.28**	0.65	1.30
Total	**23,665**	24,483	20,201	**72**	248	307	**0.30**	1.01	1.52
Trading account liabilities(7)(8)									
In U.S. offices	**25,614**	23,544	20,711	**42**	37	39	**0.16**	0.16	0.19
In offices outside the U.S.(6)	**25,357**	24,773	22,696	**13**	12	17	**0.05**	0.05	0.07
Total	**50,971**	48,317	43,407	**55**	49	56	**0.11**	0.10	0.13
Investment banking and brokerage borrowings									
In U.S. offices	**16,839**	13,651	16,970	**404**	669	1,188	**2.40**	4.90	7.00
In offices outside the U.S.(6)	**571**	679	539	**68**	71	58	**11.91**	10.46	10.76
Total	**17,410**	14,330	17,509	**472**	740	1,246	**2.71**	5.16	7.12
Short-term borrowings									
In U.S. offices	**21,876**	33,690	42,462	**756**	1,354	2,129	**3.46**	4.02	5.01
In offices outside the U.S.(6)	**4,760**	10,066	8,809	**420**	944	1,223	**8.82**	9.38	13.88
Total	**26,636**	43,756	51,271	**1,176**	2,298	3,352	**4.42**	5.25	6.54
Long-term debt									
In U.S. offices	**122,514**	113,789	83,789	**3,704**	5,792	5,619	**3.02**	5.09	6.71
In offices outside the U.S.(6)	**10,787**	10,029	10,402	**656**	572	662	**6.08**	5.70	6.36
Total	**133,301**	123,818	94,191	**4,360**	6,364	6,281	**3.27**	5.14	6.67
Mandatorily redeemable securities of subsidiary trusts	**5,858**	4,663	4,020	**420**	352	306	7.17	7.55	7.61
Total interest-bearing liabilities	**775,221**	712,741	612,407	**$21,248**	$31,793	$36,459	**2.74**	4.46	5.95
Demand deposits in U.S. offices	**8,218**	8,293	9,998						
Other non-interest bearing liabilities(7)	**161,521**	147,052	148,554						
Total liabilities from discontinued operations	**31,881**	42,368	44,164						
Total stockholders' equity(9)	**83,364**	72,785	61,529						
Total liabilities and stockholders' equity	**$1,060,205**	$983,239	$876,652						
Net interest revenue as a percentage of average interest-earning assets									
In U.S. offices(10)	**$ 522,766**	$498,808	$440,312	**$23,063**	$20,232	$15,311	**4.41**	4.06	3.48
In offices outside the U.S.(10)	**344,253**	304,294	269,837	**14,775**	12,589	11,037	**4.29**	4.14	4.09
Total	**$ 867,019**	$803,102	$710,149	**$37,838**	$32,821	$26,348	**4.36**	4.09	3.71

(1) The taxable equivalent adjustment is based on the U.S. Federal statutory tax rate of 35%.
(2) Interest rates and amounts include the effects of risk management activities associated with the respective asset and liability categories. See Note 25 to the Consolidated Financial Statements.
(3) Monthly or quarterly averages have been used by certain subsidiaries where daily averages are unavailable.
(4) Detailed average volume, interest revenue and interest expense exclude discontinued operations. See Note 4 to the Consolidated Financial Statements.
(5) *Savings deposits consist of Insured Money Market Rate accounts, NOW accounts, and other savings deposits.*
(6) Average rates reflect prevailing local interest rates including inflationary effects and monetary correction in certain countries.
(7) The fair value carrying amounts of derivative and foreign exchange contracts are reported in non-interest earning assets and other non-interest bearing liabilities.
(8) Interest expense on trading account liabilities of Salomon Smith Barney is reported as a reduction of interest revenue.
(9) Includes stockholders' equity from discontinued operations.
(10) Includes allocations for capital and funding costs based on the location of the asset.

ANALYSIS OF CHANGES IN NET INTEREST REVENUE, TAXABLE EQUIVALENT BASIS (1)(2)(3)

	2002 vs. 2001			2001 vs. 2000		
	Increase (decrease) due to change in:			Increase (decrease) due to change in:		
In millions of dollars	Average volume	Average rate	Net change(2)	Average volume	Average rate	Net change(2)
Cash and due from banks	$ 5	$ (1)	$ 4	$ (8)	$ (5)	$ (13)
Deposits at interest with banks(4)	(64)	(176)	(240)	404	(365)	39
Federal funds sold and securities borrowed or purchased under agreements to resell						
In U.S. offices	(793)	(2,813)	(3,606)	618	(2,190)	(1,572)
In offices outside the U.S.(4)	927	(857)	70	194	(213)	(19)
Total	134	(3,670)	(3,536)	812	(2,403)	(1,591)
Brokerage receivables						
In U.S. offices	(222)	(363)	(585)	(77)	(861)	(938)
In offices outside the U.S.(4)	26	(48)	(22)	(67)	(48)	(115)
Total	(196)	(411)	(607)	(144)	(909)	(1,053)
Trading account assets(5)						
In U.S. offices	26	(644)	(618)	815	(311)	504
In offices outside the U.S.(4)	51	222	273	27	420	447
Total	77	(422)	(345)	842	109	951
Investments						
In U.S. offices	1,217	(516)	701	393	(107)	286
In offices outside the U.S.(4)	859	(330)	529	623	(235)	388
Total	2,076	(846)	1,230	1,016	(342)	674
Loans—consumer						
In U.S. offices	2,717	(2,324)	393	1,976	(420)	1,556
In offices outside the U.S.(4)	632	(383)	249	816	(337)	479
Total	3,349	(2,707)	642	2,792	(757)	2,035
Loans—corporate						
In U.S. offices	(299)	(650)	(949)	497	(146)	351
In offices outside the U.S.(4)	(284)	(1,098)	(1,382)	932	(1,047)	(115)
Total	(583)	(1,748)	(2,331)	1,429	(1,193)	236
Total loans	2,766	(4,455)	(1,689)	4,221	(1,950)	2,271
Other interest-earning assets	(204)	(141)	(345)	576	(47)	529
Total interest revenue	4,594	(10,122)	(5,528)	7,719	(5,912)	1,807
Deposits						
In U.S. offices	599	(924)	(325)	1,005	(800)	205
In offices outside the U.S.(4)	754	(3,552)	(2,798)	710	(2,783)	(2,073)
Total	1,353	(4,476)	(3,123)	1,715	(3,583)	(1,868)
Federal funds purchased and securities loaned or sold under agreements to repurchase						
In U.S. offices	500	(4,467)	(3,967)	1,027	(2,869)	(1,842)
In offices outside the U.S.(4)	423	(382)	41	754	(213)	541
Total	923	(4,849)	(3,926)	1,781	(3,082)	(1,301)
Brokerage payables						
In U.S. offices	(4)	(164)	(168)	58	(104)	(46)
In offices outside the U.S.(4)	(2)	(6)	(8)	(1)	(12)	(13)
Total	(6)	(170)	(176)	57	(116)	(59)
Trading account liabilities(5)						
In U.S. offices	3	2	5	5	(7)	(2)
In offices outside the U.S.(4)	—	1	1	1	(6)	(5)
Total	3	3	6	6	(13)	(7)
Investment banking and brokerage borrowings						
In U.S. offices	131	(396)	(265)	(205)	(314)	(519)
In offices outside the U.S.(4)	(12)	9	(3)	15	(2)	13
Total	119	(387)	(268)	(190)	(316)	(506)
Short-term borrowings						
In U.S. offices	(427)	(171)	(598)	(395)	(380)	(775)
In offices outside the U.S.(4)	(471)	(53)	(524)	157	(436)	(279)
Total	(898)	(224)	(1,122)	(238)	(816)	(1,054)
Long-term debt						
In U.S. offices	415	(2,503)	(2,088)	1,722	(1,549)	173
In offices outside the U.S.(4)	45	39	84	(23)	(67)	(90)
Total	460	(2,464)	(2,004)	1,699	(1,616)	83
Mandatorily redeemable securities of subsidiary trusts	86	(18)	68	49	(3)	46
Total interest expense	2,040	(12,585)	(10,545)	4,879	(9,545)	(4,666)
Net interest revenue	$2,554	$ 2,463	$ 5,017	$2,840	$ 3,633	$ 6,473

(1) The taxable equivalent adjustment is based on the U.S. Federal statutory tax rate of 35%.
(2) Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total net change.
(3) Detailed average volume, interest revenue and interest expense exclude discontinued operations. See Note 4 to the Consolidated Financial Statements.
(4) Changes in average rates reflect changes in prevailing local interest rates including inflationary effects and monetary correction in certain countries.
(5) Interest expense on trading account liabilities of Salomon Smith Barney is reported as a reduction of interest revenue.

RATIOS

	2002	2001	2000
Net income to average assets	**1.44%**	1.44%	1.54%
Return on common stockholders' equity [1]	**18.6%**	19.7%	22.4%
Return on total stockholders' equity [2]	**18.3%**	19.4%	22.0%
Total average equity to average assets	**7.86%**	7.40%	7.02%
Dividends declared per common share as a percentage of income per diluted common share	**23.8%**	22.1%	19.8%

(1) Based on net income less total preferred stock dividends as a percentage of average common stockholders' equity.
(2) Based on net income less preferred stock dividends as a percentage of average total stockholders' equity.

AVERAGE DEPOSIT LIABILITIES IN OFFICES OUTSIDE THE U.S.[1]

	2002		2001		2000	
In millions of dollars at year-end	**Average balance**	**Average interest rate**	Average balance	Average interest rate	Average balance	Average interest rate
Banks [2]	**$26,760**	**3.72%**	$ 24,039	6.39%	$ 32,063	6.78%
Other demand deposits	**81,149**	**1.66**	58,885	2.74	44,486	3.64
Other time and savings deposits [2]	**139,094**	**2.94**	141,392	4.35	132,325	5.57
Total	**$247,003**	**2.60%**	$224,316	4.14%	$208,874	5.35%

(1) Interest rates and amounts include the effects of risk management activities, and also reflect the impact of the local interest rates prevailing in certain countries. See Note 25 to the Consolidated Financial Statements.
(2) Primarily consists of time certificates of deposit and other time deposits in denominations of $100,000 or more.

MATURITY PROFILE OF TIME DEPOSITS ($100,000 OR MORE) IN U.S. OFFICES

In millions of dollars at year-end 2002	**Under 3 months**	**Over 3 to 6 months**	**Over 6 to 12 months**	**Over 12 months**
Certificates of deposit	$5,311	$878	$1,233	$2,370
Other time deposits	9,798	109	36	211

SHORT-TERM AND OTHER BORROWINGS[1]

	Federal funds purchased and securities sold under agreements to repurchase			**Commercial paper**			**Other funds borrowed** [2]			**Investment banking and brokerage borrowings**		
In millions of dollars	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Amounts outstanding at year-end	**$162,643**	$153,511	$110,625	**$16,854**	$12,696	$38,152	**$13,775**	$11,765	$13,523	**$21,353**	$16,480	$18,743
Average outstanding during the year [5]	**169,015**	155,014	133,138	**13,567**	30,524	37,837	**13,069**	13,232	13,434	**17,410**	14,330	17,509
Maximum month end outstanding	**199,010**	172,763	154,543	**16,854**	35,825	43,037	**24,201**	16,331	15,478	**22,104**	22,010	21,701
Weighted-average interest rate												
During the year [3][5]	**3.93%**	6.82%	8.91%	**1.63%**	3.58%	5.02%	**7.31%**	9.10%	10.82%	**2.71%**	5.16%	7.12%
At year-end [4]	**2.37%**	2.49%	5.78%	**1.56%**	1.98%	5.36%	**3.07%**	3.44%	8.76%	**2.07%**	2.44%	6.53%

(1) Original maturities of less than one year.
(2) Rates reflect the impact of local interest rates prevailing in countries outside the United States.
(3) Interest rates include the effects of risk management activities. See Notes 14 and 25 to the Consolidated Financial Statements.
(4) Based on contractual rates at year-end.
(5) *Excludes discontinued operations.*

Regulation and Supervision

Bank Holding Company Regulation

The Company is a bank holding company within the meaning of the U.S. Bank Holding Company Act of 1956 (BHC Act) registered with, and subject to examination by, the Board of Governors of the Federal Reserve System (FRB). The subsidiary depository institutions of the Company (the banking subsidiaries), including its principal bank subsidiary, Citibank, N.A. (Citibank), are subject to supervision and examination by their respective federal and state banking authorities. The nationally chartered subsidiary banks, including Citibank, are supervised and examined by the Office of the Comptroller of the Currency (OCC); Federal savings association subsidiaries are regulated by the Office of Thrift Supervision (OTS); and state-chartered depository institutions are supervised by the banking departments within their respective states (California, New York, Delaware, and Utah), as well as the Federal Deposit Insurance Corporation (FDIC). The FDIC also has back-up enforcement authority with respect to each of the banking subsidiaries, the deposits of which are insured by the FDIC, up to applicable limits. The Company also controls (either directly or indirectly) overseas banks, branches, and agencies. In general, the Company's overseas activities are regulated by the FRB and OCC, and are also regulated by supervisory authorities of the host countries.

The Company's banking subsidiaries are also subject to requirements and restrictions under federal, state, and foreign law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Company's banking subsidiaries.

The activities of U.S. bank holding companies are generally limited to the business of banking, managing or controlling banks, and other activities that the FRB determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In addition, under the Gramm-Leach-Bliley Act (the GLB Act), bank holding companies, such as the Company, all of whose controlled depository institutions are "well capitalized" and "well managed," as defined in Federal Reserve Regulation Y, and which obtain satisfactory Community Reinvestment Act ratings, have the ability to declare themselves to be "financial holding companies" and engage in a broader spectrum of activities, including insurance underwriting and brokerage (including annuities), and underwriting and dealing securities. The Company has declared itself to be a financial holding company. Financial holding companies that do not continue to meet all of the requirements for such status will, depending on which requirement they fail to meet, face not being able to undertake new activities or acquisitions that are financial in nature, or losing their ability to continue those activities that are not generally permissible for bank holding companies. Under the BHC Act, after two years from the date as of which the Company became a bank holding company, the Company was required to conform any activities that were not considered to be closely related to banking or financial in nature under the BHC Act. This two-year period may be extended by the FRB for three additional one-year periods, upon application by the Company and finding by the FRB that such an extension would not be detrimental to the public interest. The Company obtained such an extension with respect to several activities in October 2000, October 2001 and October 2002.

Under the GLB Act, financial holding companies are able to make acquisitions in companies that engage in activities that are financial in nature, both in the U.S. and outside of the United States. No prior approval of the FRB is generally required for such acquisitions except for the acquisition of U.S. depository institutions and, in some cases, foreign banks. In addition, under merchant banking authority added by the GLB Act, financial holding companies are authorized to invest in companies that engage in activities that are not financial in nature, as long as the financial holding company makes its investment with the intention of limiting the investment in duration, does not manage the company on a day-to-day basis, and the investee company does not cross-market with any of the financial holding company's controlled depository institutions. This authority applies to investments both in the U.S. and outside the United States. Regulations interpreting and conditioning this authority have been promulgated. Bank holding companies also retain their authority, subject to prior specific or general FRB consent, to acquire less than 20% of the voting securities of a company that does not do business in the United States, and 20% or more of the voting securities of any such company if the FRB finds by regulation or order that its activities are usual in connection with banking or finance outside the United States. In general, bank holding companies that are not financial holding companies may engage in a broader range of activities outside the United States than they may engage in inside the United States, including sponsoring, distributing, and advising open-end mutual funds, and underwriting and dealing in debt, and to a limited extent, equity securities, subject to local country laws.

Subject to certain limitations and restrictions, a U.S. bank holding company, with the prior approval of the FRB, may acquire an out-of-state bank. Banks in states that do not prohibit out-of-state mergers may merge with the approval of the appropriate Federal bank regulatory agency. A national or state bank may establish a de novo branch out of state if such branching is expressly permitted by the other state. A Federal savings association is generally permitted to open a de novo branch in any state.

Outside the U.S., subject to certain requirements for prior FRB consent or notice, the Company may acquire banks and Citibank may establish branches subject to local laws and to U.S. laws prohibiting companies from doing business in certain countries.

The Company's earnings and activities are affected by legislation, by actions of its regulators, and by local legislative and administrative bodies and decisions of courts in the foreign and domestic jurisdictions in which the Company and its subsidiaries conduct business. For example, these include limitations on the ability of certain subsidiaries to pay dividends to their intermediate holding companies and on the abilities of those holding companies to pay dividends to the Company (see Note 20 to the Consolidated Financial Statements). It is the policy of the FRB that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

Various federal and state statutory provisions limit the amount of dividends that subsidiary banks and savings associations can pay to their holding companies without regulatory approval. In addition to these explicit limitations, the Federal regulatory agencies are authorized to prohibit a banking subsidiary or bank holding company from engaging in an unsafe or unsound banking practice. Depending upon the circumstances, the agencies could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

Numerous other federal and state laws also affect the Company's earnings and activities including federal and state consumer protection laws. Legislation may be enacted or regulation imposed in the U.S. or its political subdivisions, or in any other jurisdiction in which the Company does business, to further regulate banking and financial services or to limit finance charges or other fees or charges earned in such activities. There can be no assurance whether any such legislation or regulation will place additional limitations on the Company's operations or adversely affect its earnings. The preceding statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 62.

There are various legal restrictions on the extent to which a bank holding company and certain of its nonbank subsidiaries can borrow or otherwise obtain credit from banking subsidiaries or engage in certain other transactions with or involving those banking subsidiaries. In general, these restrictions require that any such transactions must be on terms that would ordinarily be offered to unaffiliated entities and secured by designated amounts of specified collateral. Transactions between a banking subsidiary and the holding company or any nonbank subsidiary are limited to 10% of the banking subsidiary's capital stock and surplus, and as to the holding company and all such nonbank subsidiaries in the aggregate, to 20% of the bank's capital stock and surplus.

The Company's right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its stockholders, including any depository institution holding company (such as the Company) or any stockholder or creditor thereof.

In the liquidation or other resolution of a failed U.S. insured depository institution, deposits in U.S. offices and certain claims for administrative expenses and employee compensation are afforded a priority over other general unsecured claims, including deposits in offices outside the U.S., non-deposit claims in all offices, and claims of a parent such as the Company. Such priority creditors would include the FDIC, which succeeds to the position of insured depositors.

A financial institution insured by the FDIC that is under common control with a failed or failing FDIC-insured institution can be required to indemnify the FDIC for losses resulting from the insolvency of the failed institution, even if this causes the affiliated institution also to become insolvent. Any obligations or liability owed by a subsidiary depository institution to its parent company is subordinate to the subsidiary's cross-guarantee liability with respect to commonly controlled insured depository institutions and to the rights of depositors.

Under FRB policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. As a result of that policy, the Company may be required to commit resources to its subsidiary banks in certain circumstances. However, under the GLB Act, the FRB is not able to compel a bank holding company to remove capital from its regulated securities or insurance subsidiaries in order to commit such resources to its subsidiary banks.

The Company and its U.S. insured depository institution subsidiaries are subject to risk-based capital and leverage guidelines issued by U.S. regulators for banks, savings associations, and bank holding companies. The regulatory agencies are required by law to take specific prompt actions with respect to institutions that do not meet minimum capital standards and have defined five capital tiers, the highest of which is "well capitalized." As of December 31, 2002, the Company's bank and thrift subsidiaries, including Citibank, were "well capitalized." See "Management's Discussion and Analysis" and Note 20 to the Consolidated Financial Statements for capital analysis.

A bank is not required to repay a deposit at a branch outside the U.S. if the branch cannot repay the deposit due to an act of war, civil strife, or action taken by the government in the host country, unless the bank has expressly agreed to do so in writing.

The GLB Act included the most extensive consumer privacy provisions ever enacted by Congress. These provisions, among other things, require full disclosure of the Company's privacy policy to consumers and mandate offering the consumer the ability to "opt out" of having non-public customer information disclosed to third parties. Pursuant to these provisions, the Federal banking regulators have adopted privacy regulations. In addition, the states are permitted to adopt more extensive privacy protections through legislation or regulation. There can be no assurance whether any such legislation or regulation will place additional limitations on the Company's operations or adversely affect its earnings. The preceding statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 62.

The earnings of the Company, Citibank, and their subsidiaries and affiliates are affected by general economic conditions and the conduct of monetary and fiscal policy by the U.S. government and by governments in other countries in which they do business.

Legislation is from time to time introduced in Congress or in the States that may change banking statutes and the operating environment of the Company and its banking subsidiaries in substantial and unpredictable ways. The Company cannot determine whether any such proposed legislation will be enacted, and if enacted, the ultimate effect that any such potential legislation or implementing regulations would have upon the financial condition or results of operations of the Company or its subsidiaries.

Insurance – State Regulation

The Company's insurance subsidiaries are subject to regulation in the various states and jurisdictions in which they transact business. The regulation, supervision and administration relate, among other things, to the standards of solvency that must be met and maintained, the licensing of insurers and their agents, the lines of insurance in which they may engage, the nature of and limitations on investments, premium rates, restrictions on the size of risks that may be insured under a single policy, reserves and provisions for unearned premiums, losses and other obligations, deposits of securities for the benefit of policyholders, approval of policy forms and the regulation of market conduct including the use of credit information in underwriting as well as other underwriting and claims practices. In addition, many states have enacted variations of competitive rate-making laws which allow insurers to set certain premium rates for certain classes of insurance without having to obtain the prior approval of the state insurance department. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of companies and other matters.

Although the Company is not regulated as an insurance company, it is the owner, through various holding company subsidiaries, of the capital stock of its insurance subsidiaries and as such is subject to state insurance holding company statutes, as well as certain other laws, of each of the states of domicile of its insurance subsidiaries. All holding company statutes, as well as certain other laws, require disclosure and, in some instances, prior approval of material transactions between an insurance company and an affiliate.

The Company's insurance subsidiaries are subject to various state statutory and regulatory restrictions in each company's state of domicile, which limit the amount of dividends or distributions by an insurance company to its stockholders.

Many state insurance regulatory laws intended primarily for the protection of policyholders contain provisions that require advance approval by state agencies of any change in control of an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed to be commercially domiciled) in that state. "Control" is generally presumed to exist through the ownership of 10% or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, many state insurance regulatory laws contain provisions that require prenotification to state agencies of a change in control of a nondomestic admitted insurance company in that state. Such requirements may deter, delay or prevent certain transactions affecting the control of or the ownership of the Company's common stock, including transactions that could be advantageous to the stockholders of the Company.

Securities Regulation

Certain U.S. and non-U.S. subsidiaries are subject to various securities and commodities regulations and capital adequacy requirements promulgated by the regulatory and exchange authorities of the jurisdictions in which they operate.

The Company's U.S. registered broker/dealer subsidiaries are subject to the Securities and Exchange Commission's (the SEC) net capital rule, Rule 15c3-1 (the Net Capital Rule), promulgated under the Exchange Act. The Net Capital Rule requires the maintenance of minimum net capital, as defined. The Net Capital Rule also limits the ability of broker-dealers to transfer large amounts of capital to parent companies and other affiliates. Compliance with the Net Capital Rule could limit those operations of the Company that require the intensive use of capital, such as underwriting and trading activities and the financing of customer account balances, and also could restrict Salomon Smith Barney Holdings Inc.'s ability to withdraw capital from its broker/dealer subsidiaries, which in turn could limit Salomon Smith Barney Holdings Inc.'s ability to pay dividends and make payments on its debt. See Notes 14 and 20 to the Consolidated Financial Statements. Certain of the Company's broker/dealer subsidiaries are also subject to regulation in the countries outside of the U.S. in which they do business. Such regulations may include requirements to maintain specified levels of net capital or its equivalent.

The Company is the indirect parent of investment advisers registered and regulated under the Investment Advisers Act of 1940 who provide investment advice to investment companies subject to regulation under the Investment Company Act of 1940. Under these Acts, advisory contracts between the Company's investment adviser subsidiaries and these investment companies (Affiliated Funds) would automatically terminate upon an assignment of such contracts by the investment adviser. Such an assignment would be presumed to have occurred if any party were to acquire more than 25% of the Company's voting securities. In that event, consent to the assignment from the stockholders of the Affiliated Funds involved would be needed for the advisory relationship to continue. In addition, subsidiaries of the Company and the Affiliated Funds are subject to certain restrictions in their dealings with each other.

Competition

The Company and its subsidiaries are subject to intense competition in all aspects of their businesses from both bank and non-bank institutions that provide financial services and, in some of their activities, from government agencies.

General Business Factors

In the judgment of the Company, no material part of the business of the Company and its subsidiaries is dependent upon a single customer or group of customers, the loss of any one of which would have a materially adverse effect on the Company, and no one customer or group of affiliated customers accounts for as much as 10% of the Company's consolidated revenues.

Properties

The Company's executive offices are located at 399 Park Avenue, New York, New York. 399 Park Avenue is a 39-story building which is partially leased by the Company and certain of its subsidiaries, including the principal offices of Citicorp and Citibank. The Company and certain of its subsidiaries occupy office space in Citigroup Center (153 E. 53rd St., New York, NY) under a long-term lease. Citibank owns a building in Long Island City, New York and leases a building located at 111 Wall Street in New York City, which are totally occupied by the Company and certain of its subsidiaries.

The principal offices of TIC and TLAC are located in Hartford, Connecticut. The majority of such office space in Hartford is leased either from TPC or from third parties.

Additionally, the Company's life insurance subsidiaries lease certain other non-material office space throughout the United States.

Salomon Smith Barney leases two buildings located at 388 and 390 Greenwich Street in New York City. These leases, which expire in 2008, include a purchase option with respect to the related properties. The principal offices of Salomon Smith Barney are located at 388 Greenwich Street, New York, New York.

Associates maintains its principal offices in Irving, Texas, in facilities which are, in part, owned and, in part, leased by it. Associates has office and branch sites for its business units throughout the United States, Canada, Asia (Japan, Taiwan, Philippines and Hong Kong), Europe and Latin America. The majority of these sites are leased and, although numerous, none is material to Associates' operations.

Other offices and certain warehouse space are owned, none of which is material to the Company's financial condition or operations.

The Company believes its properties are adequate and suitable for its business as presently conducted and are adequately maintained. For further information concerning leases, see Note 28 to the Consolidated Financial Statements.

Legal Proceedings

Enron Corp.

In April 2002, Citigroup and, in one case, Salomon Smith Barney Inc. (SSB) were named as defendants along with, among others, commercial and/or investment banks, certain current and former Enron officers and directors, lawyers and accountants in two putative consolidated class action complaints that were filed in the United States District Court for the Southern District of Texas seeking unspecified damages. One action, brought on behalf of individuals who purchased Enron securities (NEWBY, ET AL. V. ENRON CORP., ET AL.), alleges violations of Sections 11 and 15 of the Securities Act of 1933, as amended, and Sections 10(b) and 20(a) of the Securities

Exchange Act of 1934, as amended, and the other action, brought on behalf of current and former Enron employees (TITTLE, ET AL. V. ENRON CORP., ET AL.), alleges violations of the Employment Retirement Income Security Act of 1974, as amended (ERISA), and the Racketeer Influenced and Corrupt Organizations Act (RICO), as well as claims for negligence and civil conspiracy. On May 8, 2002, Citigroup and SSB filed motions to dismiss the complaints. On December 19, 2002, the motions to dismiss the NEWBY complaint were denied. The motion to dismiss the complaint in TITTLE remains pending.

In July 2002, Citigroup, SSB and various of its affiliates and certain of their officers and other employees were named as defendants, along with, among others, commercial and/or investment banks, certain current and former Enron officers and directors, lawyers and accountants in a putative class action filed in the United States District Court for the Southern District of New York on behalf of purchasers of the Yosemite Notes and Enron Credit-Linked Notes, among other securities (HUDSON SOFT CO., LTD. V. CREDIT SUISSE FIRST BOSTON CORPORATION, ET AL.). The amended complaint alleges violations of RICO and of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and seeks unspecified damages.

Additional actions have been filed against Citigroup and certain of its affiliates, along with other parties, including (i) three actions brought in different state courts by state pension plans, alleging violations of state securities law and claims for common law fraud and unjust enrichment; (ii) an action by banks that participated in two Enron revolving credit facilities, alleging fraud, gross negligence, and breach of implied duties in connection with defendants' administration of a credit facility with Enron; (iii) an action brought by several funds in connection with secondary market purchases of Enron debt securities, alleging violations of the federal securities law, including Section 11 of the Securities Act of 1933, as amended, and claims for fraud and misrepresentation; (iv) a series of putative class actions by purchasers of NewPower Holdings common stock, alleging violations of the federal securities law, including Section 11 of the Securities Act of 1933, as amended, and Section 10(b) of the Securities Exchange Act of 1934, as amended; (v) an action brought by two investment funds in connection with purchases of Enron-related securities for alleged violations of state securities and unfair competition statutes; (vi) an action brought by several investment funds and fund owners in connection with purchases of notes of the Osprey I and Osprey II Trusts for alleged violation of state and federal securities laws and claims for common law fraud, misrepresentation and conspiracy; (vii) an action brought by several investment funds and fund owners in connection with purchases of notes of the Osprey I and Osprey II Trusts for alleged violation of state and federal securities laws and state unfair competition laws and claims for common law fraud and misrepresentation; (viii) an action brought by the Attorney General of Connecticut in connection with various commercial and investment banking services provided to Enron; (ix) a putative class action brought by clients of SSB in connection with research reports concerning Enron, alleging breach of contract; (x) actions brought by several investment funds in connection with the purchase of notes and/or certificates of the Osprey Trusts, the Marlin Trust, and the Marlin Water trust, as well as the purchase of other Enron or Enron-related securities, alleging violation of state and federal securities laws, and common law civil conspiracy and fraud; (xi) an action brought by a retirement and health benefits plan in connection with the purchase of certain Enron notes, alleging violation of federal securities law, including Section 11 of the Securities Act of 1933, as amended, violations of state securities and unfair competition law, and common law fraud and breach of fiduciary duty; and (xii) an action brought by two broker/dealers in connection with the purchase of certain notes, alleging violation of federal and state securities laws. Several of these cases have been consolidated with the NEWBY action and stayed pending the Court's decision on the pending motions of certain defendants to dismiss NEWBY.

Additionally, Citigroup has provided substantial information to, and has entered into substantive discussions with, the Securities and Exchange Commission regarding certain of its transactions with Enron. Citigroup and certain of its affiliates also have received subpoenas and requests for information from various other regulatory and governmental agencies and Congressional committees, as well as from the Special Examiner in the Enron bankruptcy, regarding certain transactions and business relationships with Enron and its affiliates. Citigroup is cooperating fully with all such requests.

Research

Since May 2002, Citigroup, SSB and certain executive officers and current and former employees have been named as defendants in numerous putative class action complaints by purchasers of various securities alleging they violated federal securities law, including Sections 10 and 20 of the Securities Exchange Act of 1934, as amended, for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with companies in connection with published investment research, including Global Crossing, Ltd., WorldCom, Inc., AT&T Corp., Winstar Communications, Inc., Rhythm NetConnections, Inc., Level 3 Communications, Inc., Metromedia Fiber Network, Inc., XO Communications, Inc. and Williams Communications Group Inc. Almost all of these actions are pending before a single judge in the United States District Court for the Southern District of New York for coordinated proceedings. The court has consolidated these actions into nine separate categories corresponding to the companies named above.

Additional actions have been filed against Citigroup and certain of its affiliates, and certain of their current and former directors, officers and employees, along with other parties, including: (1) three putative class actions filed in state courts and federal courts on behalf of persons who maintained accounts with SSB asserting, among other things, common law claims, claims under state statutes, and claims under the Investment Advisers Act of 1940, for allegedly failing to provide objective and unbiased investment research and investment management, seeking, among other things, return of fees and commissions; (2) approximately fifteen actions filed in different state courts by individuals asserting, among other claims, common law claims and claims under state securities laws, for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with companies in connection with published investment research, including Global Crossing and WorldCom, Inc.; (3) approximately five actions filed in different state courts by pension and other funds asserting common law claims and statutory claims under, among other things, state and federal securities laws, for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with companies in connection with published investment research, including WorldCom, Inc. and Qwest Communications International Inc.; and (4) more than two hundred arbitrations asserting common law claims and statutory claims under, among other things, state and federal securities laws, for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with companies in connection with published investment research.

On or about January 27, 2003, lead plaintiff in a consolidated putative class action in the United States District Court for the District of New Jersey (IN RE AT&T CORPORATION SECURITIES LITIGATION) sought leave to amend its complaint on behalf of purchasers of AT&T common stock asserting claims against, among others, AT&T Corporation, to add as named defendants Citigroup, SSB and certain executive officers and current and former employees, asserting claims under federal securities laws for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with AT&T in connection with published investment research.

On or about January 28, 2003, lead plaintiff in a consolidated putative class action in the United States District Court for the Southern District of New York (IN RE GLOBAL CROSSING, LTD. SECURITIES LITIGATION) filed a consolidated complaint on behalf of purchasers of the securities of Global Crossing and its subsidiaries, which names as defendants, among others, Citigroup, SSB and certain executive officers and current and former employees, asserting claims under federal securities laws for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with Global Crossing in connection with published investment research.

Since April 2002, SSB and several other broker/dealers have received subpoenas and/or requests for information from various governmental and self-regulatory agencies and Congressional committees. On December 20, 2002, Citigroup and a number of other broker/dealers reached a settlement-in-principle with the Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange and the Attorney General of New York of all issues raised in their research, initial public offerings allocation and spinning-related inquiries.

WorldCom, Inc.

Citigroup and SSB are involved in a number of lawsuits arising out of the underwriting of debt securities of WorldCom, Inc. These lawsuits include putative class actions filed in July 2002 by alleged purchasers of WorldCom debt securities in the United States District Court for the Southern District of New York (ABOVE PARADISE INVESTMENTS LTD. V. WORLDCOM, INC., ET AL.; MUNICIPAL POLICE EMPLOYEES RETIREMENT SYSTEM OF LOUISIANA V. WORLDCOM, INC., ET AL.), and in the United States District Court for the Southern District of Mississippi (LONGACRE MASTER FUND V. WORLDCOM, INC., ET AL.). These putative class action complaints assert violations of federal securities law, including Sections 11 and 12 of the Securities Act of 1933, as amended, and seek unspecified damages from the underwriters.

On October 11, 2002, the ABOVE PARADISE and MUNICIPAL POLICE EMPLOYEES lawsuits filed in the United States District Court for the Southern District of New York were superseded by the filing of a consolidated putative class action complaint in the United States District Court for the Southern District of New York (IN RE WORLDCOM, INC. SECURITIES LITIGATION). In the consolidated complaint, in addition to the claims of violations by the underwriters of the federal securities law, including Sections 11 and 12 of the Securities Act of 1933, as amended, the plaintiffs allege violations of Section 10(b) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, by SSB arising out of alleged conflicts of interest of SSB and Jack Grubman. The plaintiffs continue to seek unspecified compensatory damages. In addition to the consolidated class action complaint, the Southern District of Mississippi class action has been transferred by the Judicial Panel on MultiDistrict Litigation to the Southern District of New York for centralized pre-trial proceedings with other WorldCom-related actions.

In addition to the several putative class actions that have been commenced, certain individual actions have been filed in various federal and state courts against Citigroup and SSB, along with other parties, concerning WorldCom debt securities including individual state court actions brought by approximately 18 pension funds and other institutional investors in connection with the underwriting of debt securities of WorldCom alleging violations of Section 11 of the Securities Act of 1933, as amended, and, in one case, violations of various state securities laws and common law fraud. Most of these actions have been removed to federal court and have been transferred to the Southern District of New York for centralized pre-trial proceedings with other WorldCom-related actions.

A putative class action on behalf of participants in WorldCom's 401(k) salary savings plan and those WorldCom benefit plans covered by ERISA alleging violations of ERISA and common law fraud (EMANUELE v. WORLDCOM, INC., ET AL.), which was commenced in the United States District Court for the District of Columbia, also has been transferred by the Judicial Panel on MultiDistrict Litigation to the Southern District of New York for centralized pre-trial proceedings with other WorldCom-related actions. In December 2002, the claims against SSB and the other underwriters were dismissed without prejudice.

Other

In April 2002, consolidated amended complaints were filed against SSB and other investment banks named in numerous putative class actions filed in the United States District Court for the Southern District of New York alleging violations of certain federal securities laws (including Section 11 of the Securities Act of 1933, as amended, and Section 10(b) of the Securities Exchange Act of 1934, as amended) with respect to the allocation of shares for certain initial public offerings and related aftermarket transactions and damage to investors caused by allegedly biased research analyst reports. On February 19, 2003, the court issued an opinion denying the defendants' motion to dismiss. Also pending in the Southern District of New York against SSB and other investment banks are several putative class actions which have been consolidated into a single class action alleging violations of certain federal and state antitrust laws in connection with the allocation of shares in initial public offerings when acting as underwriters. The defendants in this action have moved to dismiss the consolidated amended complaint but the Court has not yet rendered a decision on those motions.

Beginning in July 2002, Citigroup and members of its Board of Directors were named as defendants in shareholder derivative complaints filed in New York Supreme Court, New York County, and the Court of Chancery of the State of Delaware alleging claims for breach of fiduciary duty, negligent breach of fiduciary duty, gross mismanagement, waste of corporate assets and indemnification. In September 2002, the Delaware actions were consolidated under the caption IN RE: CITIGROUP INC. SHAREHOLDERS LITIGATION and a motion to dismiss the action was filed in November 2002. In December 2002, before that motion was decided, plaintiffs filed an amended complaint which defendants moved to dismiss in January 2003. In October 2002, the actions filed in New York Supreme Court were either dismissed without prejudice or withdrawn. In January 2003, another shareholder derivative suit was filed in the United States District Court for the Southern District of New York. This complaint is substantially similar to the consolidated Delaware action with the exception of a claim for violation of Section 14(a) of the Securities Exchange Act of 1934, as amended. Beginning in July 2002,

Citigroup and certain officers were also named as defendants in putative class actions filed in the United States District Court for the Southern District of New York brought on behalf of purchasers of Citigroup common stock alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and, in approximately half of the actions, claims for common law fraud. In November 2002, these actions were consolidated under the caption IN RE: CITIGROUP INC. SECURITIES LITIGATION.

Additional lawsuits containing similar claims to those described above may be filed in the future.

Security Ownership of Management and Related Stockholder Matters

Equity Compensation Plan Information

	(a)	(b)	(c)
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Equity compensation plans approved by security holders	365,765,892 (1)	36.12 (2)	444,462,600 (3)
Equity compensation plans not approved by security holders	19,311,159 (4)	37.87 (5)	22,052,900 (6)
Total	**385,077,051**	**$36.18**	**466,515,500**

(1) Includes 15.43 million shares issuable upon the vesting of deferred stock awards. Does not include an aggregate of 16.26 million shares subject to outstanding options under plans assumed by the Company in connection with mergers and acquisitions. The Company has not made any awards under these plans, and they are not considered as a source of shares for future awards by the Company. The weighted-average exercise price of such options is $35.27 per share. Some of the assumed options also entitle the holders to receive an aggregate of up to 632,083 Litigation Tracking Warrants ("LTWs"). The LTWs were issued in 1998 to holders of the outstanding common stock of Golden State Bancorp Inc. ("GSB"), and were assumed by Citigroup upon the acquisition of GSB in 2002. The LTWs, which are listed on the NASDAQ National Market under the trading symbol GSBNZ, could become exercisable for shares of Citigroup common stock and cash upon the occurrence of certain events. The number of shares for which each LTW may become exercisable, if any, will depend on factors existing at such time, including the number of LTWs that remain outstanding.

(2) As described in footnote 1 above, does not include 16.26 million shares subject to outstanding options under certain plans assumed by the Company in connection with mergers and acquisitions, and 15.43 million shares subject to deferred stock awards.

(3) Includes 339.80 million shares available for issuance under the Citicorp 1997 Stock Incentive Plan ("1997 Plan"). The 1997 Plan, which expires in 2007, provides that the number of authorized shares shall be increased each January 1 by 1.5% of the Company's shares outstanding (including treasury shares) at the prior December 31st, plus any shares subject to awards which were forfeited, canceled or settled without issuance. The 1997 Plan was approved by shareholders of Citicorp on April 9, 1997, and assumed by Citigroup pursuant to the merger of Citicorp and Travelers Group Inc., which was approved by shareholders of both companies on July 22, 1998. Does not include shares that were available for issuance under plans approved by shareholders of acquired companies but under which the Company does not make any awards. Of the number of shares available for future issuance, 373.15 million of such shares are available under plans that provide for awards of restricted stock, in addition to (or in lieu of) options, warrants and rights.

(4) Includes 5.94 million shares issuable upon the vesting of deferred stock awards. Does not include 310,609 shares subject to outstanding options under a plan assumed by the Company in a merger. The Company has not made any awards under this plan, and it is not considered as a source of shares for future awards by the Company. The weighted-average exercise price of such options is $45.37 per share.

(5) As described in footnote 4 above, does not include 310,609 shares subject to outstanding options under a plan assumed by the Company in a merger, and 5.94 million shares subject to deferred stock awards.

(6) Does not include plans of acquired companies under which the Company does not make any awards. Of the number of shares available for future issuance, 21.92 million of such shares are available under the EIP, which provides for awards of restricted stock, in addition to (or in lieu of) options, warrants and rights, and 132,600 shares are available under plans that provide for awards of restricted stock only.

Most of the equity awards made by the Company are granted under four shareholder approved plans—the Citigroup 1999 Stock Incentive Plan; the Travelers Group Capital Accumulation Plan; the 1997 Citicorp Stock Incentive Plan; and the Citigroup 2000 Employee Stock Purchase Plan. A small percentage of equity awards are granted under several non-shareholder approved plans, primarily the Citigroup Employee Incentive Plan ("EIP"). Generally, the awards are made to employees who participate in the Company's stock option, stock award or stock purchase programs.

All of the plans are administered by the Personnel and Compensation Committee of the Citigroup Board of Directors (the "Committee"), which is comprised entirely of non-employee independent directors. Persons eligible to participate in the Company's equity plans are selected by management from time to time and approved by the Committee.

The following disclosure is provided with respect to the EIP and other plans that have not been submitted to shareholders for approval. Additional information regarding the Company's equity compensation programs can be found in Note 23 to the Company's financial statements.

Non-Shareholder Approved Plans

The EIP, originally adopted by the Board of Directors in 1991, was amended by the Board of Directors on April 17, 2001. Under the EIP, the Company may award stock options, stock appreciation rights and other forms of stock awards, including restricted stock, deferred stock and stock units. Executive officers of the Company are not eligible to receive awards under the EIP or other non-shareholder approved plans. EIP awards are generally restricted or deferred stock awards, or stock options. The awards are made to new hires and to participants in the Company's Capital Accumulation Program ("CAP") who are not executive officers of the Company. CAP is an incentive and retention award program pursuant to which a specified portion of a participant's incentive compensation (or commissions) is delivered in the form of a restricted or deferred stock award, or in some cases, restricted or deferred stock and stock options. Vesting periods for EIP restricted and deferred stock awards, including awards pursuant to CAP, are generally from three to five years and the awards are subject to cancellation if a participant voluntarily leaves the Company. Stock options awarded under the EIP, including CAP options, are non-qualified stock options. Options granted prior to January 1, 2003 have ten-year terms and vest at a rate of 20% per year, with the first vesting date generally occurring twelve to eighteen months following the grant date. Generally, the options are cancelled if an employee leaves the Company, except if for retirement, disability or death, in which case the options may be exercisable for a limited time.

Additionally, since December 2001, deferred stock awards that used to be made under certain deferred compensation plans administered by Salomon Smith Barney are now made under the EIP. These plans provide for deferred stock awards to employees who meet certain specified performance targets. Generally, the awards vest in five years. Awards are cancelled if an employee voluntarily leaves the Company prior to vesting. Since December 2001, all equity awards under these deferred compensation plans have been granted under the EIP. Deferred stock awards granted under the Salomon Smith Barney Inc. Branch Managers Asset Deferred Bonus Plan, the Salomon Smith Barney Inc. Asset Gathering Bonus Plan, the Salomon Smith Barney Inc. Directors' Council Milestone Bonus Plan and the Salomon Smith Barney Inc. Stock Bonus Plan for FC Associates prior to December 2001 remain outstanding.

The Travelers Group Capital Accumulation Plan for PFS Representatives (the "PFS Plan"), the Travelers Property Casualty Corp. Agency Capital Accumulation Plan for Citigroup Stock (the "TPC Plan"), the Travelers Life and Annuity Agency Capital Accumulation Plan, and the Travelers Life and Annuity (Producers Group) Agency Stock Incentive Program (the "TLA Program"), were adopted by the Company at various times. These plans provide for CAP awards and other restricted stock awards to agents of certain subsidiaries or affiliates of the Company. The TPC Plan was terminated with respect to new awards upon the spin-off of Travelers Property Casualty Corp. in August 2002. The TLA Program was terminated with respect to new awards following a one-time award in 2001. Beginning in July 2002, awards pursuant to the PFS Plan are being made under the EIP.

The Travelers Group Stock Option Plan for PFS Representatives was adopted in 1991. The plan provided for non-qualified stock option grants to certain exclusive insurance agents. The plan is terminated with respect to new awards, and all options that remain outstanding under the plan will expire by no later than January 2005.

In connection with the acquisition of Associates First Capital Corporation ("Associates") in 2001, the Company assumed options granted to former Associates directors pursuant to the Associates First Capital Corporation Deferred Compensation Plan for Non-Employee Directors. Upon the acquisition, the options vested and were converted to options to purchase Citigroup common stock, and the plan was terminated. All options that remain outstanding under the plan will expire by no later than January 2010.

The Citigroup 2000 International Stock Purchase Plan (the "International Plan") was adopted in 2000 to allow employees outside the United States to participate in the Company's stock purchase programs. The terms of the International Plan are identical to the terms of the shareholder-approved Citigroup 2000 Stock Purchase Plan (the "U.S. Plan"), except that it is not intended to be qualified under Section 423 of the Internal Revenue Code. The number of shares available for issuance under both plans may not exceed the number authorized for issuance under the U.S. Plan.

Executive Officers

The following information with respect to each executive officer of Citigroup is set forth below as of March 3, 2003: name, age and the position held with Citigroup.

Name	Age	Position and office held
Sir Winfried F.W. Bischoff	61	Chairman, Citigroup Europe
Michael A. Carpenter	55	Chairman & CEO, Citigroup Global Investments
Robert Druskin	55	Chief Operations and Technology Officer; President & COO, Global Corporate & Investment Bank
Stanley Fischer	59	Vice Chairman; President, Citigroup International
William P. Hannon	54	Controller and Chief Accounting Officer; Managing Director, Citigroup Business Services
Michael S. Helfer	57	General Counsel and Corporate Secretary
Thomas W. Jones	53	Chairman & CEO, Global Investment Management; Chairman & CEO, Citigroup Asset Management
Sallie Krawcheck	38	Chairman & CEO, Smith Barney
Marjorie Magner	53	Chief Operating Officer, Global Consumer Group
Michael T. Masin	58	Vice Chairman and Chief Operating Officer
Sir Deryck C. Maughan	55	Vice Chairman; Chairman & CEO, Citigroup International; Chairman, Cross-Marketing Group; Chairman, Citigroup Japan
Victor J. Menezes	53	Senior Vice Chairman
Charles Prince	53	Chairman & CEO, Global Corporate and Investment Bank
William R. Rhodes	67	Senior Vice Chairman; Chairman, Citicorp/Citibank, N.A.
Robert E. Rubin	64	Member, Office of the Chairman; Chairman of the Executive Committee
Todd S. Thomson	42	Chief Financial Officer; Executive Vice President, Finance
Sanford I. Weill	69	Chairman & CEO
Robert B. Willumstad	57	President; Chairman & CEO, Global Consumer; President & CEO, Citicorp/Citibank, N.A.

Except as described below, each executive officer has been employed in such position or in other executive or management positions within the Company for at least five years.

Sir Winfried Bischoff joined Citigroup in April 2000 upon the merger of J. Henry Schroder & Co. Ltd. with Salomon Smith Barney Holdings Inc. and, from 1995 until that time, he was Chairman and Group Chief Executive of J. Henry Schroder & Co. Ltd. Mr. Fischer joined Citigroup in 2002 and, prior to that time, was the First Deputy Managing Director of the International Monetary Fund. Mr. Helfer joined Citigroup in February 2003 and, prior to that time, was Executive Vice President, Nationwide Mutual Insurance Company and Nationwide Financial Services, Inc. from 2000 to 2003. Previously, Mr. Helfer was a partner and head of the financial institutions practice group at Wilmer, Cutler and Pickering. Ms. Krawcheck joined Citigroup in 2002 and, prior to that time, was Chairman and Chief Executive Officer of Sanford C. Bernstein and an Executive Vice President of Bernstein's parent company, Alliance Capital Management, L.P. from 2001. Prior to that time, Ms. Krawcheck was the Director of Research at Bernstein. Mr. Masin joined Citigroup in 2002 and, prior to that time, was President and Vice Chairman of Verizon Communications Inc. from 2000. Previously, Mr. Masin was Vice Chairman and President, International, of GTE Corporation. Mr. Rubin joined Citigroup in October 1999 and, prior to that time, served as Secretary of the Treasury of the United States from 1995 to 1999. Mr. Thomson joined Citigroup in July 1998 and, prior to that time, was Senior Vice President, Strategic Planning and Business Development for GE Capital Services.

10-K CROSS-REFERENCE INDEX

This Annual Report and Form 10-K incorporate into a single document the requirements of the accounting profession and the Securities and Exchange Commission, including a comprehensive explanation of 2002 results.

Form 10-K

* For information regarding Citigroup Directors, see the material under the caption "Election of Directors" in the definitive Proxy Statement for Citigroup's Annual Meeting of Stockholders to be held on April 15, 2003, filed with the SEC (the "Proxy Statement"), incorporated herein by reference.

** See the material under the captions "Executive Compensation" and "How We Have Done" in the Proxy Statement, incorporated herein by reference.

*** See the material under the captions "About the Annual Meeting" and "Stock Ownership" in the Proxy Statement, incorporated herein by reference.

**** See the material under the captions "Election of Directors" and "Executive Compensation" in the Proxy Statement, incorporated herein by reference.

None of the foregoing incorporation by reference shall include the information referred to in Item 402(a)(8) of Regulation S-K.

EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

The following exhibits are either filed herewith or have been previously filed with the Securities and Exchange Commission and are filed herewith by incorporation by reference:

- Citigroup's Restated Certificate of Incorporation, as amended,
- Citigroup's By-Laws,
- Instruments Defining the Rights of Security Holders, Including Indentures,
- Material Contracts, including certain compensatory plans available only to officers and/or directors,
- Statements re: Computation of Ratios,
- Code of Ethics for Financial Professionals,
- Subsidiaries of the Registrant,
- Consents of Experts,
- Powers of Attorney of Directors Armstrong, Belda, David, Derr, Deutch, Harp Helu, Hernandez Ramirez, Jordan, Mark, Mecum, Parsons, Pearson, Rubin, Thomas, and Zankel,
- CEO and CFO certifications under Section 906 of the Sarbanes-Oxley Act of 2002.

A more detailed exhibit index has been filed with the SEC. Stockholders may obtain copies of that index, or any of the documents on that index, by writing to Citigroup, Corporate Governance, 425 Park Avenue, 2nd Floor, New York, New York 10043, or on the Internet at http://www.sec.gov.

Financial Statements filed for Citigroup Inc. and Subsidiaries:
Consolidated Statement of Income
Consolidated Statement of Financial Position
Consolidated Statement of Changes in Stockholders' Equity
Consolidated Statement of Cash Flows

Pursuant to the Agreement and Plan of Merger, dated as of May 21, 2002, by and among the Company, Golden State Bancorp Inc., a Delaware corporation (GSB), and the other parties named therein (the Merger Agreement), on November 7, 2002, GSB merged with and into a newly formed subsidiary of the Company (the Merger). In the Merger, the Company acquired all of the outstanding capital stock of GSB in consideration for an aggregate of approximately $2.3 billion in cash and 79.5 million shares of Company common stock, of which 2,718,347 shares were issued to Hunter's Glen/Ford, Ltd., a limited partnership organized under the laws of the State of Texas (HG/F), in reliance upon an exemption from the registration requirements of the Securities Act of 1933 provided by Section 4(2) thereof. No underwriters were used in this transaction.

Pursuant to the Securityholders Agreement entered into by and among the Company, GSB and certain shareholders of GSB (including GSB Investments Corp., a Delaware corporation (GSB Investments), and HG/F and their respective affiliates), on November 11, 2002, an aggregate of 3,413,977 shares of Company common stock were issued to GSB Investments and HG/F in reliance upon an exemption from the registration requirements of the Securities Act of 1933 provided by Section 4(2) thereof. These shares were issued in satisfaction of the rights of GSB Investments and HG/F to receive common stock of GSB in respect of $107,902,207 of federal income tax benefits realized by GSB.

Pursuant to the Securityholders Agreement, GSB Investments and HG/F made certain representations to the Company as to investment intent and that they possessed a sufficient level of financial sophistication. The unregistered shares are subject to restrictions on transfer absent registration under or compliance with the Securities Act of 1933.

On October 16, 2002, the Company filed a Current Report on Form 8-K, dated October 15, 2002, reporting under Item 5 thereof the results of its operations for the quarter ended September 30, 2002, and certain other selected financial data.

On October 22, 2002, the Company filed a Current Report on Form 8-K, dated October 16, 2002, filing as exhibits under Item 7 thereof the Terms Agreement, dated October 16, 2002, and the Form of Note relating to the offer and sale of the Company's Floating Rate Notes due October 22, 2004.

On October 31, 2002, the Company filed a Current Report on Form 8-K, dated October 24, 2002, filing as exhibits under Item 7 thereof the Terms Agreement, dated October 24, 2002, and the Form of Note relating to the offer and sale of the Company's 5.625% Subordinated Notes due August 27, 2012.

On November 7, 2002, the Company filed a Current Report on Form 8-K, dated November 7, 2002, (a) reporting under Item 5 thereof that Citigroup had completed its acquisition of Golden State Bancorp Inc., and (b) filing as an exhibit under Item 7 thereof a copy of the related press release dated November 7, 2002.

On November 14, 2002, the Company filed a Current Report on Form 8-K, dated November 7, 2002, filing as exhibits under Item 7 thereof the Terms Agreement, dated November 7, 2002, the Forms of Notes and the Form of Fiscal Agency Agreement relating to the offer and sale of the Company's 4.625% Notes due November 14, 2007.

On November 20, 2002, the Company filed a Current Report on Form 8-K, dated November 20, 2002, (a) noting under Item 5 thereof that the Company, in its Quarterly Report on Form 10-Q for the Quarter ended September 30, 2002, had presented Travelers Property and Casualty Corp. as a discontinued operation and also had presented updated business segment disclosures based on certain recent organizational changes and (b) filing as exhibits under Item 7 thereof (i) supplemental information of Citigroup reflecting certain organizational and discontinued operations changes, (ii) historical audited consolidated financial statements of Citigroup, conformed to reflect organization changes and discontinued operations and (iii) the independent auditors' report.

On December 4, 2002, the Company filed a Current Report on Form 8-K, dated December 4, 2002, filing as an exhibit under Item 7 thereof the Historical Annual Supplement of Citigroup.

On December 23, 2002, the Company filed a Current Report on Form 8-K, dated December 23, 2002, (a) reporting under Item 5 thereof that Citigroup had reached a settlement-in-principle with the SEC, the NASD, the NYSE and the Attorney General of New York of all issues raised in their research, initial public offerings allocation and spinning-related inquiries, and (b) filing as an exhibit under Item 7 thereof a copy of the related press release dated December 23, 2002.

No other reports on Form 8-K were filed during the 2002 fourth quarter; however, on January 22, 2003, the Company filed a Current Report on Form 8-K, dated January 21, 2003, reporting under Item 5 thereof the results of its operations for the quarter and year ended December 31, 2002, and certain other selected financial data.

On January 31, 2003, the Company filed a Current Report on Form 8-K, dated January 24, 2003, filing as exhibits under Item 7 thereof the Terms Agreement, dated January 24, 2003, and the Form of Note relating to the offer and sale of the Company's 3.50% Notes due February 1, 2008.

On February 7, 2003, the Company filed a Current Report on Form 8-K, dated January 30, 2003, filing as exhibits under Item 7 thereof the Terms Agreement, dated January 30, 2003, and the Form of Note relating to the offer and sale of the Company's Floating Rate Notes due February 7, 2005.

On February 13, 2003, the Company filed a Current Report on Form 8-K, dated February 13, 2003, filing as an exhibit under Item 7 thereof an opinion regarding certain tax matters in connection with the issuance by Citigroup Capital IX of capital securities.

On February 19, 2003, the Company filed a Current Report on Form 8-K, dated February 11, 2003, filing as exhibits under Item 7 thereof the Terms Agreement, dated February 11, 2003, and the Form of Note relating to the offer and sale of the Company's 5.875% Subordinated Notes due February 22, 2033.

Securities and Exchange Commission
Washington, DC 20549
Form 10-K

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002
Commission File Number 1-9924

Citigroup Inc.
Incorporated in the State of Delaware
IRS Employer Identification Number: 52-1568099
Address: 399 Park Avenue
New York, New York 10043
Telephone: 212 559 1000

Stockholder Information

Citigroup common stock is listed on the New York Stock Exchange and the Pacific Exchange under the ticker symbol "C."

Citigroup Preferred Stock Series F, G, H and M are also listed on the New York Stock Exchange.

Citigroup Litigation Tracking Warrants are listed on the Nasdaq National Market under the ticker symbol "GSBNZ."

Annual Meeting

The annual meeting will be held at 9:00 a.m. on April 15, 2003, at Carnegie Hall, 154 West 57th Street, New York, NY.

Transfer Agent

Stockholder address changes and inquiries regarding stock transfers, dividend replacement, 1099-DIV reporting, and lost securities for common and preferred stocks should be directed to:

Citibank Stockholder Services
P. O. Box 43077
Providence, RI 02940-3077
Telephone No. 816 843 4281
Toll-free No. 888 250 3985
Facsimile No. 201 324 3284
E-mail address: Citibank@shareholders-online.com

Exchange Agent

Holders of Golden State Bancorp, Associates First Capital Corporation, Citicorp or Salomon Inc. common stock, Citigroup Inc. Preferred Stock Series J, K, Q, R, S, T, or U, Salomon Inc. Preferred Stock Series E or D, or Travelers Group Preferred Stock Series A or D should arrange to exchange their certificates by contacting:

Citibank Stockholder Services
P. O. Box 43035
Providence, RI 02940-3035
Telephone No. 816 843 4281
Toll-free No. 888 250 3985
Facsimile No. 201 324 3284
E-mail address: Citibank@shareholders-online.com

The 2002 Forms 10-K filed with the Securities and Exchange Commission for the Company and certain subsidiaries, as well as Annual and Quarterly reports, are available from Citigroup Document Services toll free at 877 936 2737 (outside the United States at 718 765 6514) or by writing to:

Citigroup Document Services
140 58th Street, Suite 7i
Brooklyn, NY 11220

Copies of this annual report and other Citigroup financial reports can be viewed or retrieved through the Company's website at http://www.citigroup.com by clicking on the "Investor Relations" page and selecting "SEC Filings" or through the SEC's website at http://www.sec.gov.

Corporate Governance Materials

The following materials, which have been adopted by the Company, are available on the Company's website at http://www.citigroup.com: the Company's (i) corporate governance guidelines, (ii) code of conduct, (iii) code of ethics for financial professionals, and (iv) charters of (a) the audit committee, (b) the personnel and compensation committee, (c) the public affairs committee, and (d) the nomination and governance committee. The code of ethics for financial professionals applies to the Company's principal executive officer, principal financial officer and principal accounting officer. Amendments and waivers, if any, to the code of ethics for financial professionals will be disclosed on the Company's website.

Securities Registered Pursuant to Section 12(b) and (g) of the Act

A list of Citigroup securities registered pursuant to Section 12(b) and (g) of the Securities Exchange Act of 1934 is available from Citigroup Corporate Governance, 425 Park Avenue, 2nd Floor, New York, New York 10043 or on the Internet at http://www.sec.gov.

As of February 3, 2003, Citigroup had 5,131,925,735 shares of common stock outstanding.

As of February 3, 2003, Citigroup had approximately 216,500 common stockholders of record. This figure does not represent the actual number of beneficial owners of common stock because shares are frequently held in "street name" by securities dealers and others for the benefit of individual owners who may vote the shares.

Citigroup (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein nor in Citigroup's 2002 Proxy Statement incorporated by reference in Part III of this Form 10-K.

Citigroup is an accelerated filer (as defined in Rule 12b-2 under the Securities Exchange Act of 1934).

The aggregate market value of Citigroup common stock held by non-affiliates of Citigroup on February 3, 2003 was approximately $178 billion.

Certain information has been incorporated by reference as described herein into Part III of this annual report from Citigroup's 2003 Proxy Statement.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 3rd day of March, 2003.

Citigroup Inc.
(Registrant)

Todd S. Thomson
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 3rd day of March, 2003.

Citigroup's Chairman and Principal Executive Officer:

Sanford I. Weill

Citigroup's Principal Financial Officer:

Todd S. Thomson

Citigroup's Principal Accounting Officer:

William P. Hannon

The Directors of Citigroup listed below executed a power of attorney appointing Todd S. Thomson their attorney-in-fact, empowering him to sign this report on their behalf.

C. Michael Armstrong
Alain J.P. Belda
George David
Kenneth T. Derr
John M. Deutch
Alfredo Harp Helú
Roberto Hernández Ramirez
Ann Dibble Jordan
Reuben Mark
Dudley C. Mecum
Richard D. Parsons
Andrall E. Pearson
Robert E. Rubin
Franklin A. Thomas
Arthur Zankel

Todd S. Thomson

CERTIFICATIONS

I, Sanford I. Weill, certify that:

1. I have reviewed this annual report on Form 10-K of Citigroup Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 3, 2003

By: Sanford I. Weill, Chief Executive Officer

I, Todd S. Thomson, certify that:

1. I have reviewed this annual report on Form 10-K of Citigroup Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 3, 2003

By: Todd S. Thomson, Chief Financial Officer

CITIGROUP BOARD OF DIRECTORS

C. Michael Armstrong
Chairman
Comcast Corporation

Alain J.P. Belda
Chairman and
Chief Executive Officer
Alcoa Inc.

George David
Chairman and
Chief Executive Officer
United Technologies Corporation

Kenneth T. Derr
Chairman, Retired
ChevronTexaco Corporation

John M. Deutch
Institute Professor
Massachusetts Institute of
Technology

Alfredo Harp Helú
Chairman
Grupo Financiero Banamex

Roberto Hernández Ramirez
Chairman
Banco Nacional de México

Ann Dibble Jordan
Consultant

Reuben Mark
Chairman and
Chief Executive Officer
Colgate-Palmolive Company

Dudley C. Mecum
Managing Director
Capricorn Holdings, LLC

Richard D. Parsons
Chief Executive Officer
AOL Time Warner Inc.

Andrall E. Pearson
Founding Chairman
YUM! Brands, Inc.

Robert E. Rubin
Chairman, Executive Committee;
Member, Office of the Chairman
Citigroup Inc.

Franklin A. Thomas
Consultant
TFF Study Group

Sanford I. Weill
Chairman and
Chief Executive Officer
Citigroup Inc.

Arthur Zankel
Senior Managing Member
High Rise Capital Management, L.P.

HONORARY DIRECTOR

The Honorable Gerald R. Ford
Former President
of the United States

Leadership in business practices

In 2002, a number of financial services industry practices came under sharp scrutiny by the U.S. Congress, regulators, and investors. To reaffirm our commitment to highly ethical conduct, Citigroup launched a series of rapid reforms that raised standards of business practices for our company and the financial services industry.

TO ASSURE THE INDEPENDENCE OF OUR RESEARCH ANALYSTS

MAY 21 first firm to voluntarily embrace principles established by New York's Attorney General: severed link between compensation for analysts and investment banking revenue and prohibited investment banking input into analyst evaluation

JUNE 3 adopted substantially all new NASD and New York Stock Exchange rules early; implemented full set of disclosures required under the rules; established gatekeeping procedures for research review; went beyond the rules, restricting review of draft research on public companies by analysts

JULY 29 voluntarily adopted SEC's Regulation AC: analysts must certify that the views expressed in their research accurately reflect their personal views, and that they have not been compensated, directly or indirectly, for expressing a specific recommendation

AUGUST 6 established new Research Policy Committee in the U.S.: provides enhanced and ongoing review of our research product, reviews proposed stock and industry coverage before initiation, and provides input on analyst performance to senior management

OCTOBER 30 created new Smith Barney business unit to further segregate Equity Research from Investment Banking *(see page 18)*

TO AVOID AUDITOR CONFLICTS OF INTEREST

JULY 25 announced new plan to use outside auditors only to execute audit and tax-related work and not perform consulting work; called for independent authority to establish and enforce accounting standards

TO ENSURE TRANSPARENCY AND DISCLOSURE OF STRUCTURED FINANCE TRANSACTIONS

AUGUST 7 launched new disclosure policy: Citigroup will execute a material financing transaction only if client company agrees to publicly disclose to its investors the net effect of the transaction on the financial condition of the company

TO EXPENSE OPTIONS AND AFFIRM STOCK OWNERSHIP COMMITMENT

AUGUST 7 announced new policy on stock options: Citigroup will account for all stock options for management, employees, and members of its Board as an expense, effective January 1, 2003

AUGUST 7 affirmed "blood oath": senior management must hold 75 percent of all Citigroup stock they own at the time they become subject to the commitment, as well as 75 percent of any stock they acquire from the company

TO ENHANCE OUR CORPORATE GOVERNANCE PROCESS

AUGUST 7 established Nomination and Governance Committee of the Board of Directors

SEPTEMBER 6 lowered the expected rate of return on our U.S. pension plan from 9½ percent to 8 percent, while ensuring that the Accumulated Benefit Obligation is fully funded

OCTOBER 1 announced a policy to eliminate interlocking directorates on Citigroup's Board

Leadership

BOARD OF DIRECTORS

C. Michael Armstrong
Chairman, Comcast Corporation

Alain J.P. Belda
Chairman & CEO, Alcoa Inc.

George David
Chairman & CEO, United Technologies Corporation

Kenneth T. Derr
Chairman, Retired, ChevronTexaco Corporation

John M. Deutch
Institute Professor, Massachusetts Institute of Technology

Alfredo Harp Helú
Chairman of the Board, Grupo Financiero Banamex

Roberto Hernández Ramirez
Chairman of the Board, Banco Nacional de México

Ann Dibble Jordan
Consultant

Reuben Mark
Chairman & CEO, Colgate-Palmolive Company

Dudley C. Mecum
Managing Director, Capricorn Holdings, LLC

Richard D. Parsons
CEO, AOL Time Warner, Inc.

Andrall E. Pearson
Founding Chairman, Yum!Brands, Inc.

Robert E. Rubin*∞
Chairman, Executive Committee, Citigroup Inc.; Member, Office of the Chairman, Citigroup Inc.

Franklin A. Thomas
Consultant, TFF Study Group

Sanford I. Weill*
Chairman & CEO, Citigroup Inc.

Arthur Zankel
Senior Managing Member, High Rise Capital Management, L.P.

HONORARY DIRECTOR
The Honorable Gerald R. Ford
Former President of the United States

CITIGROUP INTERNATIONAL ADVISORY BOARD

Umberto Agnelli
Vice Chairman and CEO
IFI–Istituto Finanziario Industriale S.p.A.

Sir Peter Bonfield
Senior Non-Executive Director
AstraZeneca PLC
Former Chief Executive
British Telecommunications plc

John L. Clendenin
Former Chairman & CEO
BellSouth Corporation

John C. Danforth
Partner, Bryan Cave LLP
Former U.S. Senator

Valentin Diez
Vice Chairman
CEO, Sales and Marketing, Grupo Modelo, S.A. de C.V.

Andrea Jung
Chairman & CEO
Avon Products, Inc.

Ralph S. Larsen
Former Chairman & CEO
Johnson & Johnson

Göran Lindahl
Former President & CEO
ABB Ltd.

Sir Deryck C. Maughan*∞▪†
Vice Chairman, Citigroup; Chairman & CEO, Citigroup International

Charles Prince*∞†
Chairman & CEO
Global Corporate & Investment Bank

William R. Rhodes*+∞
Senior Vice Chairman; Chairman, Citicorp/Citibank, N.A.

Robert E. Rubin*∞
Chairman, Executive Committee, Citigroup Inc.; Member, Office of the Chairman, Citigroup Inc.

Dr. Eisuke Sakakibara
Professor of Keio University
Former Vice Minister of Finance for International Affairs, Japan

Prof. Dr. Ekkehard Schulz
Chairman of the Executive Board
ThyssenKrupp AG

Morris Tabaksblat
Chairman
Reed Elsevier

Sanford I. Weill*
Chairman & CEO
Citigroup Inc.

Lorenzo H. Zambrano
Chairman & CEO
Cemex, S.A. de C.V.

Alfred M. Zeien
Former Chairman & CEO
The Gillette Company

GLOBAL CONSUMER PLANNING GROUP

Robert B. Willumstad*+∞
Chairman & CEO

Marjorie Magner*+∞
COO

John A. Addison, Jr.
Primerica Financial Services

Deborah Adelman
Commercial Real Estate Group

Ajay Banga*
Consumer Assets and North America Retail Banking

Jorge A. Bermudez*∞†
CEO, Latin America

Kenneth L. Dowd∞
Global Investments

James J. Duffy
Senior Human Resources Officer

Michael R. Dunn∞
CFO

Steven Freiberg*
Citi Cards North America

Harry Goff
CitiFinancial Mortgage Company

Roy A. Guthrie*∞
Consumer Finance International Product Management

Jean-Marie Horovitz
Commercial Markets Group

Kevin Kessinger*
Consumer Finance North America

Michael S. Knapp
CitiFinancial North America

Carl E. Levinson
Consumer Assets

Anne MacDonald
Global Marketing

Maura Markus
Citibanking North America

Manuel Medina-Mora*∞
Banamex

Stephanie B. Mudick
CAO

Raymond J. Quinlan*∞
International Cards Product Management

George C. Ross∞
Risk Management

Frederik (Frits) F. Seegers*∞
CEO, Asia Pacific

Jean-Paul Votron*∞
CEO, EMEA

D. Richard Williams
Primerica Financial Services

Simon Williams*∞
International Retail Banking Product Management

Martin Wong
General Counsel

David W. Young
Treasury

GLOBAL CORPORATE & INVESTMENT BANK PLANNING GROUP

Charles Prince*∞
Chairman & CEO

Robert Druskin*∞
President & COO

Ellen Alemany*
President & CEO, CitiCapital

Jorge Bermudez*∞▪
CEO, Latin America

Frank Bisignano*∞
CAO; CEO, Global Transaction Services

David Bushnell∞
Global Risk Management

Robert DiFazio*∞
Global Equities

John Donnelly
Senior Human Resources Officer

Joan Guggenheimer
General Counsel

Arthur Hyde*∞
Global Equities

Michael Klein*∞
Investment Banking; CEO, Europe

Toshiharu Kojima*∞
CEO, Chairman of the Executive Committee, Nikko Citigroup

Stephen H. Long*∞
CEO, Asia Pacific

Alan MacDonald*∞
Global Relationship Bank

Tom Maheras*∞
Global Fixed Income

Hans Morris∞
CFO

Robert Morse*∞
Investment Banking

GLOBAL INVESTMENT MANAGEMENT PLANNING GROUP

Thomas W. Jones*∞
Chairman & CEO

Stephen Cone
Marketing & Public Relations

Glenn Lammey
CFO

Evan Merberg∞
CAO

Michael Rosenbaum
General Counsel

Robert Shepler
Corporate Development & Retirement Services

CITIGROUP ASSET MANAGEMENT

Thomas W. Jones*∞
Chairman & CEO

Peter Cieszko
Head, US Retail & High Net Worth

Virgil Cumming
CIO, US Retail & High Net Worth & Affiliates

* Member of Citigroup Management Committee † Member of Global Corporate & Investment Bank Planning Group ∞ Member of Citigroup International Planning Group
▪ Member of Global Consumer Planning Group + Member of Citicorp/Citibank, N.A. Board of Directors ▴ Member of Global Investment Management Planning Group

Michael Even
CIO, Private Bank & Quantitative Research

Stephen Hopkins
COO, Private Bank Asset Management

Rama Krishna*∞
CIO & Head, Institutional & International

David Tyson
CIO, Insurance

Peter Wilby
CIO, North American Fixed Income, High Yield & Emerging Markets

PRIVATE BANK

Peter K. Scaturro*∞
CEO

Michael Even
CIO

Koichiro Kitade∞
Market Region Head, Japan

Damian Kozlowski
Market Region Head, US

Christopher Preston∞
Market Region Head, Europe

Frances Sevilla-Sacasa∞
Market Region Head, Latin America

Deepak Sharma∞
Market Region Head, Asia Pacific & Middle East

GLOBAL LIFE INSURANCE & ANNUITIES

George Kokulis*∞
Chairman & CEO

TRAVELERS LIFE & ANNUITY

George Kokulis*∞
Chairman, President & CEO

Ed Cassidy
Life Sales and Tower Square Securities, Inc.

Glenn Lammey
CFO

Brendan Lynch
Group Annuity

Laura Pantaleo
Retail Annuities Sales

Kathleen Preston
Retail Life and Annuities

David Tyson
CIO

INTERNATIONAL INSURANCE MANUFACTURING

Michael Froman∞
President & CEO

CITIGROUP GLOBAL INVESTMENTS

Michael A. Carpenter*
Chairman & CEO

William Comfort
Citigroup Venture Capital

Ahmed Fahour∞
CEO, Citigroup Alternative Investments

SMITH BARNEY PLANNING GROUP

Sallie Krawcheck*
Chairman & CEO

Jeffrey I. Hack
CFO; COO, Private Client Group

William R. Kennedy
Director, Global Equity Research

Robin Leopold
Senior Human Resources Officer

W. Thomas Matthews*
President & CEO, Private Client Group

Paul Underwood
Vice Chairman

CITIGROUP INTERNATIONAL PLANNING GROUP

Sir Deryck C. Maughan*■†
Chairman & CEO

Stanley Fischer*■†
President

Katherine McG. Sullivan
EVP

ASIA PACIFIC

Stephen H. Long*†
CEO, Global Corporate & Investment Bank, Asia Pacific

Frederik (Frits) F. Seegers*■
CEO, Global Consumer Group, Asia Pacific

Deepak Sharma▲
Market Region Head, Citigroup Private Bank, Asia Pacific & Middle East

EUROPE, MIDDLE EAST & AFRICA

Shirish Apte
CEO, Global Corporate & Investment Bank, Central & Eastern Europe, Middle East & Africa

Atif Aslam Bajwa
Cluster Head, Poland, Hungary, Czech Republic, Slovakia, and Romania

Sujit Banerji
Head, Strategy and Mergers & Acquisitions, Global Consumer Group

Sir Winfried F.W. Bischoff*
Chairman, Citigroup Europe

Michael Klein*†
CEO, Global Corporate & Investment Bank, Europe

Christopher Preston▲
Market Region Head, Citigroup Private Bank, Europe

Jean-Paul Votron*■
CEO, Global Consumer Group, EMEA

Terry Williams
Business Head, CitiFinancial International, Europe

JAPAN

James S. Johnson
Head, CitiFinancial International

Koichiro Kitade▲
Market Region Head, Citigroup Private Bank

Toshiharu Kojima*†
CEO, Chairman of the Executive Committee, Nikko Citigroup

Joyce A. Phillips
Country Business Manager, Citibank Consumer Business

Charles K. Whitehead
Citigroup Country Officer

LATIN AMERICA

Jorge A. Bermudez*■†
CEO

Gustavo C. Marin
Citigroup Country Officer, Brazil

Luis Matute
Corporate Products and Client Segments Head

Frances Sevilla-Sacasa▲
Market Region Head, Citigroup Private Bank

GLOBAL PRODUCT HEADS

James A. Forese*
Global Head, Emerging Markets Local Finance

A. Richard Janiak
Managing Director, Head, Smith Barney International Private Client Group

Yih Sy (Y.S.) Wong*†
Global Head, Emerging Markets Sales & Trading

INTERNATIONAL FUNCTIONS

George H. Blauvelt
Chief Risk Officer

Alan D. Jones
Senior Human Resources Officer

Michael A. Ross
General Counsel

Zion Shohet
Head, Strategy

Edward G. Watson
CFO

CITIGROUP SENIOR CORPORATE OFFICERS

Sir Winfried F.W. Bischoff*∞
Chairman, Citigroup Europe

Nicholas Calio*
SVP, Global Government Affairs

Robert Druskin*∞†
Chief Operations & Technology Officer

Stanley Fischer*∞■†
Vice Chairman

Pamela P. Flaherty
SVP, Global Community Relations

James M. Garnett, Jr.
Risk Management

William Hannon*
Controller & Chief Accounting Officer; Managing Director, Citigroup Business Services

Michael S. Helfer*
General Counsel & Corporate Secretary

Deborah Hopkins*
Corporate Strategy

Michael T. Masin*
Vice Chairman & COO

Sir Deryck C. Maughan*∞■†
Vice Chairman

Victor Menezes*
Senior Vice Chairman

Michael Neborak
Group Head, Strategy & Business Development

Nancy S. Newcomb
Corporate Risk

Douglas L. Peterson*
Chief Auditor

Sheri Ptashek*
Investor Relations

William R. Rhodes*+∞
Senior Vice Chairman; Chairman, Citicorp/Citibank, N.A.

Saul Rosen
Chief Tax Officer

H. Onno Ruding+
Vice Chairman, Citicorp/Citibank

Petros K. Sabatacakis*+
Senior Risk Officer

Michael Schlein*
SVP, Global Corporate Affairs & Human Resources

Todd S. Thomson*
EVP, Finance; CFO

Guy Whittaker
Treasurer

Robert B. Willumstad*+∞■
President; President & CEO, Citicorp/Citibank, N.A.

* Member of Citigroup Management Committee † Member of Global Corporate & Investment Bank Planning Group ∞ Member of Citigroup International Planning Group
■ Member of Global Consumer Planning Group + Member of Citicorp/Citibank, N.A. Board of Directors ▲ Member of Global Investment Management Planning Group



This photo was taken at the historic gathering of Citigroup Country Officers in New York in January 2003.

CITIGROUP COUNTRY OFFICERS

Algeria
Kamal B. Driss

Angola
Cristina Duarte

Argentina
Juan Bruchou

Aruba
Philip Henriquez

Australia
Shayne Elliott

Austria
Dr. Helmut Gottlieb

Bahamas
M. Carmen Butler

Bahrain
Mohammed E. Al-Shroogi

Bangladesh
Mamun Ur Rashid

Belgium
Peter Verhoeven

Bolivia
Agustin Davalos

Brazil
Gustavo Marin

Brunei
Glen R. Rase

Bulgaria
Plamen Iltchev

Cameroon
Emeka Emuwa

Canada
Martin Johannsson

Cayman Islands
M. Carmen Butler

Channel Islands (Jersey)
Clive S. Jones

Chile
Ariel D. Sevi

China, Peoples Republic of
Richard Stanley

Colombia
Steven Puig

Congo, Democratic Republic
Michel Losembe

Costa Rica
Victor Manuel Balcazar

Côte d'Ivoire
Asif Zaidi

Czech Republic
Atif Bajwa

Denmark
Elias Panayotopoulos

Dominican Republic
Ignacio Jasminoy

Ecuador
Francisco Aristeguieta

Egypt
Michel Accad

El Salvador
Gijs (Bert) Veltman

Finland
Jan Stjernstrom

France
Jean Claude Gruffat

Gabon
Funmi Ade-Ajayi

Germany
Christine Licci

Ghana
To be announced

Greece
Christos Sorotos

Guam
Vic Lim

Guatemala
Juan A. Miro

Haiti
Gladys M. Coupet

Honduras
Maximo Vidal

Hong Kong
T.C. Chan

Hungary
Zdenek Turek

India
Sanjay Nayar

Indonesia
Michael G. Zink

Ireland
Aidan M. Brady

Israel
Augusto (Gus) Felix

Italy
Luca Toniutti

Jamaica
Peter H. Moses

Japan
Charles K. Whitehead

Jordan
Suhair Al-Ali

Kazakhstan
Reza Ghaffari

Kenya
Srinivasan Sridhar

Korea (South)
Sajjad Razvi

Lebanon
Elia S. Samaha

Luxembourg
Marc E. Pecquet

Macau
T.C. Chan

Malaysia
Piyush Gupta

Mexico
Manuel Medina-Mora

Monaco
To be announced

Morocco
Nuhad K. Saliba

Netherlands
Christopher I. Devries

New Zealand
Andrew Au

Nigeria
To be announced

Norway
Mai Ibsen

Oman
Zulfiquar A. Sulaiman

Pakistan
Zubyr Soomro

Panama
Francisco J. Conto

Paraguay
Henry Comber

Peru
Franco Moccia

Philippines
Catherine M. Weir

Poland
Shirish Apte

Portugal
Antonio Cacorino

Puerto Rico
Alvaro Jaramillo

Romania
To be announced

Russia
Allan J. Hirst

Saudi Arabia
Mike de Graffenried

Senegal
Gabriel Lopes

Singapore
Sunil Sreenivasan

Slovakia
Tirad Mahmoud

South Africa, Republic of
Sebastian Paredes

Spain
Sergio de Horna

Sri Lanka
Kapila Jayawardena

Sweden
Jan Belfrage

Switzerland
Per Etholm

Taiwan
Eric Chen

Tanzania, Republic of
Mayank Malik

Thailand
Terence (Tab) Cuddyre

Trinidad & Tobago
Steve M. Bideshi

Tunisia
Michael Grossman

Turkey
Mark Robinson

Uganda
Nadeem Lodhi

Ukraine
Witold Zielinski

United Arab Emirates
Shehzad Naqvi

United Kingdom
Michael Kirkwood

Uruguay
Constantino Gotsis

Venezuela
Philip Henriquez

Vietnam
John M. Beeman

Virgin Islands (U.S.)
Alvaro Jaramillo

Zambia
Rajaram Venkatraman

Note: Countries and territories where Citigroup operates, but has no designated Citigroup Country Officer, are not reflected in the above list.

Citigroup at a glance

Citigroup has unique strengths that set it apart from the competition and enable the company to grow, even during difficult economic conditions.

RECORD RESULTS—continued focus on growth.

	2002	2001
Net Income	$15.3 billion	$14.1 billion
Assets	$1.1 trillion	$1.1 trillion
Return on Common Equity	18.6%	19.7%
Stockholders' Equity[1]	$92.9 billion	$88.4 billion

[1] including Trust Preferred Securities

NET INCOME	2002	2001
Global Consumer Group	$8.4 billion	$6.8 billion
Global Corporate & Investment Bank	$3.0 billion	$4.3 billion
Smith Barney (Private Client Group)	$0.7 billion	$0.8 billion
Global Investment Management	$1.8 billion	$1.6 billion

DIVERSIFICATION OF INCOME—highly diversified base of earnings that enables Citigroup to thrive in difficult market conditions.



60%
13%
22%
5%

% By Product*	
Global Consumer Group	60%
Global Corporate & Investment Bank	22%
Smith Barney (Private Client Group)	5%
Global Investment Management	13%



60%
10%
8%
9%
7%
6%

% By Region **	
North America	60%
Asia	10%
Japan	8%
Mexico	9%
Western Europe	7%
CEEMEA	6%

* excludes Proprietary Investment Activities and Corporate/Other
** excludes Proprietary Investment Activities, Corporate/Other, and Latin America

EXPENSE DISCIPLINE—we spend money like it's our own.

Revenue and Operating Expense Growth



6%
2%
6%
2%
REVENUE
EXPENSE
REVENUE
EXPENSE
2002
2001

CAPITAL STRENGTH—Citigroup's equity strength of $92.9 billion is a key to our ratings.

	Moody's	S&P	Fitch
Citigroup*	Aa1	AA-	AA+
Citibank*	Aa1	AA	AA+
Salomon Smith Barney*	Aa1	AA-	AA+
Travelers Insurance Company**	Aa1	AA	AA+

* senior debt ratings as of 12/31/02
** financial strength rating as of 01/31/03

UNPARALLELED DISTRIBUTION—largest distribution capacity of any financial services firm in the world; we serve 200 million customer accounts, including some 24 million Internet relationships, in more than 100 countries.

citibank® — 1,703 Branches, 5,181 ATMs

Banamex — 1,422 Branches, 4,631 ATMs

SMITH BARNEY citigroup — 12,690 Financial Consultants

Travelers Life & Annuity, A member of citigroup — 15,000 Agents

citifinancial — 2,186 Branches

PRIMERICA, A member of citigroup — 107,000 Representatives

citistreet, A State Street and Citigroup Company — 554 Representatives

citi® — 136 Million Cards

citigroup private bank — 544 Private Bankers

citigroup

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109350 3/03 CIT2039